As filed with the Securities and Exchange Commission on September 19, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Meruelo Maddux Properties, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6500	20-5398955
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

761 Terminal Street

Building 1, Second Floor

Los Angeles, California 90021

(213) 291-2800

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

John Charles Maddux

President and Chief Operating Officer

761 Terminal Street

Building 1, Second Floor

Los Angeles, California 90021

(213) 291-2800

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Brad S. Markoff, Esq. Jeffrey M. Sullivan, Esq. DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612 Phone: (919) 786-2000 Facsimile: (919) 786-2200	Mark J. Kelson, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Boulevard Los Angeles, California 90064 Phone: (310) 312-4000 Facsimile: (310) 312-4224

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effectiveness of the registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $.01 par value per share	$500,000,000	$53,500

(1)	Includes offering price of common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED SEPTEMBER     , 2006

[•] Shares

Meruelo Maddux Properties, Inc.

Common Stock

Meruelo Maddux Properties, Inc. is a taxable corporation recently formed to develop and redevelop commercial and residential properties in downtown Los Angeles and other urban markets in California. Upon completion of this offering and our formation transactions, we will own, lease with rights to purchase and have rights to acquire interests in 52 development, redevelopment and stabilized projects. This is our initial public offering. No public market currently exists for our common stock. All of the [•] shares of common stock offered by this prospectus are being sold by us. We currently expect the initial public offering price of the common stock to be between $[•] and $[•] per share. We will apply for listing of our common stock on The Nasdaq Global Market™ under the symbol “MMPI.”

See “ Risk Factors” beginning on page 27 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to public	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

We have granted to the underwriters the right to purchase within 30 days from the date of this prospectus up to an additional [•] shares of common stock at the public offering price per share, less the underwriting discount, to cover over-allotments. The underwriters are offering the shares of common stock covered by this prospectus as described in “Underwriting.”

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2006.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is                     , 2006.

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus, including “Risk Factors,” our financial statements, pro forma financial information, and related notes appearing elsewhere in this prospectus, before deciding to invest in shares of our common stock. In this prospectus, unless the context suggests otherwise, references to “our company,” “we,” “us” and “our” mean Meruelo Maddux Properties, Inc. and its subsidiaries. Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the over-allotment option to purchase up to an additional [•] shares of common stock and that the shares of common stock to be sold in this offering are sold at a price of $[•] per share, which is the midpoint of the range set forth on the front cover of this prospectus. Unless indicated otherwise, any reference to the estimated number of shares of our common stock to be issued to entities owned by Messrs. Meruelo and Maddux in our formation transactions does not include shares that we have a contingent obligation to issue if certain future events occur. (See “— Our Formation Transactions — Contingent Issuance of Shares”). The historical operations described in this prospectus refer to the historical operations of Meruelo Maddux Properties, Inc., entities to be contributed to Meruelo Maddux Properties, Inc. and certain of their affiliates and predecessor entities, which we refer to collectively as our predecessor business throughout this prospectus. We have described our operations in this prospectus as if the historical operations of our predecessor business were conducted by us.

Overview

We are a self-managed, full-service real estate company that develops and redevelops commercial and residential properties located in downtown Los Angeles and other densely populated urban areas in California that are undergoing demographic or economic changes. Upon completion of this offering and our formation transactions, we will own, lease with rights to purchase and have rights to acquire interests in 52 development, redevelopment and stabilized projects, which we collectively refer to as our projects.

We are an evolving, highly visible and experienced real estate company in the Los Angeles market. Including our predecessor business, we have invested more than $700 million in real estate since 1987, primarily in downtown Los Angeles. We believe success in an urban real estate market depends on accumulated qualitative and quantitative market data gained through experience combined with the ability to identify, interpret and capitalize on market changes. We employ specialists in urban site identification, land planning, design development, architecture, construction oversight, financial underwriting, real estate law and property management. Our employees have close working relationships with local and national lending institutions, local government officials, community and labor leaders and are key players in the real estate financial and brokerage community in Los Angeles. We have substantial experience in assembling numerous small land parcels, expediting land development approvals and in project design, construction and management.

We focus on non-stabilized properties and commercial land that have alternate, more profitable uses achievable through redevelopment or major renovation and ground-up development. We are involved in a wide range of project types, including food industry, wholesale market, small tenant industrial, residential high rise and mixed-use “urban village” properties. These projects are predominantly located in a densely urban, multi-ethnic environment, involve numerous local entitlement, property assemblage and physical challenges and are opportunities frequently overlooked by mainstream institutional investors and developers. We believe we can earn higher risk-adjusted returns on the redevelopment of re-emerging urban markets than on initial development in emerging suburban markets.

We are committed to socially responsible investment. Real estate development activity in California historically has been centered around the periphery of established population areas. We believe that this trend is reaching its natural limits, as suburban sprawl has exacerbated economic, social and transportation problems and has provoked resistance from businesses, residents and governments. “Smart Growth” and “Transit Oriented Development” are emerging categories of development that feature urban infill projects that meet the demands of urban communities. The advantages of Smart Growth projects include utilizing or upgrading existing infrastructure instead of creating new infrastructure, as well as reducing automobile reliance by locating businesses, customers and employees closer to each other and to existing public transit systems. Our business philosophy is to pursue Smart Growth projects, Transit Oriented Development and similar projects that have both economic and social benefits.

Currently, most of our projects are located in or around the downtown area of Los Angeles, and all of our projects are in Southern California. Downtown Los Angeles is commonly defined as an area of approximately 350 city blocks, or approximately 2,500 acres, ringed by the U.S. Highway 101/ Santa Ana Freeway on the north, the Los Angeles River on the east, U.S. Interstate 10/Santa Monica Freeway to the south and the State Highway 110/Pasadena Freeway to the west. Downtown Los Angeles has attracted more than $11.8 billion in new construction investment from 2000 through the second quarter of 2006, according to the Los Angeles Downtown Center Business Improvement District. With approximately 80 acres of land owned or controlled through executory purchase and sale agreements or options to purchase in downtown Los Angeles, we believe we are the largest non-government landowner in downtown Los Angeles. By comparison, a 27-block area in the financial district of downtown Los Angeles that contains the bulk of downtown’s class A high-rise office buildings and major hotels and retail properties is situated on approximately 143 acres.

History of our Company and our Management Team

Through our predecessor business, we have been investing in urban real estate since 1972, when Cuban immigrants Homero and Belinda Meruelo purchased their first commercial building in downtown Los Angeles. Our current management team is led by our co-founders Richard Meruelo, who will serve as our Chief Executive Officer and Chairman of our Board of Directors and who is the son of Homero and Belinda Meruelo, and John Charles Maddux, who will serve as our President and Chief Operating Officer and a member of our Board of Directors. Each has more than 20 years of experience in identifying, acquiring, entitling, financing, developing and redeveloping urban real estate. They have worked together since 1987.

Collectively, our executive officers have been involved in more than $22.7 billion of real estate financing transactions and the acquisition, development, redevelopment or disposition of more than $13.2 billion in commercial and retail properties. A significant portion of these transactions and properties were in Southern California.

The State of California Public Employee’s Retirement System, or CalPERS, has been a substantial investor in our predecessor business. Our management team is one of only approximately 13 designated groups participating in the California Urban Real Estate, or C.U.R.E., program sponsored by CalPERS. The C.U.R.E. program targets rehabilitation, repositioning and development of real estate in urban and underserved markets in California. CalPERS has provided our predecessor business with capital through the C.U.R.E. program in the form of a revolving credit facility in the principal amount of approximately $150.0 million. We have elected to retire the CalPERS facility and will use a portion of the net proceeds of this offering to pay all amounts outstanding thereunder.

Our Strategies

Our Investment Strategy

We invest in sub-markets that are:

•	dense urban areas undergoing demographic, structural or economic change;

•	places where a significant portion of the properties and participants are of a non-institutional nature;

•	areas where the existing inventory of buildings is predominantly either obsolete or no longer relevant to the changing demographic or economic profile of the surrounding market;

•	localities where we have established strong working relationships with the city planners, community redevelopment agencies and local political organizations; and

•	areas near the existing transportation network, particularly public transportation systems.

Our Value Creation Strategies

Aggregate Separate Parcels and Acquire Controlling Locations in Developing Neighborhoods. In our markets, large, contiguous development properties are infrequently for sale and, when available, sell for prices that most often reflect their potential value. We seek to acquire smaller, separate real estate parcels over time and at a lower cost with a view toward aggregating those smaller parcels into one property that can accommodate a larger-scale development project. To acquire the individual parcels and reduce our holding costs, we sometimes purchase an option contract or sign a long-term purchase agreement that gives us the right to acquire the land at a specific price before some future date. In addition, to avoid making the market aware of our pending assemblage of several, proximate parcels, we may occasionally use third parties to acquire properties or purchase options, which are then transferred to us. We also seek to acquire parcels that provide us with strategic advantages in neighborhoods that are in the early stages of revitalization. For instance, we may seek a key location on a city block that has not yet been redeveloped, such as a parcel at an intersection that has high visibility. In doing so, we may be able to establish the tone of the block’s subsequent redevelopment or even trigger redevelopment of the remainder of the corridor. We may also acquire a strategically sized or configured parcel in a city block that is instrumental in any material redevelopment of the block, thereby deterring any substantial competing development and creating an incentive for owners of adjacent parcels to sell. This strategy should allow us to create stockholder value by acquiring development sites at attractive prices and then assembling them into otherwise unavailable or rare large-scale development opportunities.

Focus on the Property Needs of Specific Industries and Premium Space Users. We will seek opportunities to achieve rental rate premiums by meeting the property needs of “premium space users” in specific industries. Premium space users are tenants such as cold storage, food processing and food distribution companies whose critical business functions depend on the location, zoning or utilities of the leased space and whose needs frequently coincide with urban environments. For example, premium space users may need space with access to recycled water, rail spurs or government-approved zones to conduct their businesses. In contrast, “commodity space users,” which occupy the majority of commercial real estate, are in industries that are relatively indifferent to location. Their major criteria are minimizing their space cost and maximizing their space flexibility. Examples include most office or industrial tenants, for whom one building is often interchangeable with a competing building located elsewhere. The ability to provide premium space users with facilities and services that maximize their operating profits may allow a landlord to minimize leasing risk and charge rents that, net of costs incurred to provide such facilities and services, exceed rents for commodity space users. We will continue to identify premium space users in our markets and work to understand and fulfill their evolving location requirements.

Focus on Markets that are Transitioning from Large to Small Tenants. We focus on acquiring, modernizing and subdividing large, older single-tenant industrial and mixed-use buildings. In many urban marketplaces, large manufacturers and distributors have relocated their businesses, often vacating such large, older buildings for overseas or suburban locations. Taking their place are small emerging businesses and established companies that are de-centralizing their operations. We have designed proprietary methods for transforming existing large, single-tenant buildings into workplaces for many small tenants by re-using a large portion of the existing facility and creatively subdividing the existing space at a relatively minimal cost. This approach should allow us to offer competitively-priced space (as compared to rental rates at new buildings) in convenient urban locations, generating attractive yields for our stockholders.

Aggregate Small, Synergistic Tenants. In urban areas, the non-office tenant base consists primarily of small businesses with limited funds available for maintaining inventory and marketing. Grouping similar businesses together creates a marketplace that offers convenience to product buyers and a steadier stream of prospective customers to the business owners. Additionally, business owners are able to have closer contact with industry trends and reduce inventories through re-selling arrangements with neighboring businesses. These advantages may increase business profits and stability and may justify a rental premium compared to stand-alone locations. As an experienced developer, we can create a wholesale market with good parking and an efficient, attractive layout that is beyond the capacity of a small, individual wholesaler, and we will continue to seek sub-markets where there is an active but unorganized critical mass of similar businesses that could benefit from aggregation. We believe this strategy should allow us to generate higher post-redevelopment rental income from our small tenants.

Focus on Residential Development in Appropriate Locations. We intend to develop downtown residential space either for sale or lease through ground-up development or redevelopment of existing buildings. We intend to locate residential properties on development sites we own near transportation infrastructure and demand generators such as office buildings, retail stores, restaurants, and cultural and sports venues. In the last five years, housing unit demand has outpaced supply in the Los Angeles area. Since 2000, the population has increased by 645,000 people in Los Angeles County while only 66,000 new housing units have been built. Our strategy is to capitalize on the growing downtown professional workforce. The current estimated downtown population is approximately 24,000 and is expected to more than double by 2009. Recent statistics demonstrate that of the newest downtown residents, most are young adults, single and categorize themselves as professionals. We believe ownership demand for residential units in downtown Los Angles will continue. We believe that our residential condominium projects will provide convenient and affordable downtown housing ownership opportunities to young urban professionals and provide us with attractive returns on invested capital.

Coordinate Residential and Industrial Development in Shifting Urban Markets. Downtown Los Angeles, with its proximity to some of the busiest ports in the world, has a strong industrial base. However, much of the industrial space within downtown is aging or obsolete and is not properly serving its industrial users. We believe that one of the best long-term investment strategies for downtown Los Angeles includes both residential and industrial development in ways that benefit both sectors. Demand for downtown residential space is growing and we own many properties within historically industrial districts that are located in emerging housing markets prime for residential development. We will continue to seek these opportunities. As active developers and operators of industrial/distribution space, we have greater ability to acquire opportunities quickly and at lower industrial /distribution pricing than competitors who are residential-only developers. Our strategy also includes the purchase of industrial/distribution properties and land in areas near downtown but not in emerging residential markets. We see an opportunity to better serve industrial users we displace through residential redevelopment by providing them with more efficient, state-of-the-art facilities in commercial projects of ours in such near downtown areas that better meet their transportation, employment and other needs. We believe coordinating residential and industrial development will facilitate our land assemblage by reducing industrial users’ opposition to our residential redevelopment, eliminating or reducing inefficient lease termination schedules, allowing us to better time our cash flows and realizing higher rents from industrial/distribution users relocated to more suitable facilities.

Pursue Opportunities Offered by Governmental Organizations. In the State of California, the state government, regional agencies and local community redevelopment agencies created under the California Community Redevelopment Law control a large amount of surplus property in urban areas and additionally have substantial land approval discretion. These organizations often have a mandate to dispose of their surplus property in a manner that encourages socially responsible development. We believe that such organizations, in addition to owning a large number of development parcels, present some of the more compelling opportunities in downtown Los Angeles because of the size or location of the parcels they control or because the acquisition terms for such parcels may be more favorable than typical private seller terms. We believe our management’s relationships and local reputation for bringing socially-minded solutions to urban real estate problems give us a competitive advantage to be selected by these government-controlled development and redevelopment organizations, thereby creating opportunities to acquire properties at attractive values that enhance stockholder value.

Our Operating Strategies

Efficiently Manage the Development and Operation of Our Projects. We employ a mixture of direct management and asset management strategies in the acquisition, development and operation of our properties. Firstly, we keep direct control over critical pre-development functions in which we believe we have the most expertise and that require the most local knowledge, such as identification and acquisition of projects (including feasibility analysis) and land use entitlement. Secondly, because of the wide variety in our projects, we generally retain expert third-party general contractors to manage the construction of our projects, and we employ in-house project managers to supervise the construction management process closely. All of the construction is performed by subcontractors, which allows us to reduce our investment in direct labor costs, equipment and facilities. Thirdly, once the development or redevelopment of a project is complete, we directly manage its operation and leasing activities in accordance with a strategic business plan we develop for the project, or we retain third-party sales companies in the case of for-sale projects. We seek to increase cash flows from our for-lease projects through cost efficient project operations, in-house employment of project-level employees and leasing strategies designed to capture market rental growth from the renewal of below-market leases or recruitment of tenants that are premium space users or otherwise require a greater range of services, which enables us to charge higher rental rates. While we will continue to conduct most leasing activities in-house, we will occasionally engage third-party leasing agents when they have superior tenant relationships or knowledge of the sub-markets in which our projects are located.

Seek Interim Revenues from Properties. The public approval process for certain projects may last two years or longer. During the assemblage or approval process, we may choose to maintain any improvements on the properties, with the ability to terminate leases promptly or relocate tenants when we obtain the final assemblage piece or approvals. We accomplish this goal through a strategy of converting long-term leases to month-to-month leases, seeking additional interim income from conventional sources, such as surface parking, or from unconventional sources such as temporarily licensing space to entertainment companies for on-location filming. In addition, because we have a roster of month-to-month tenants who have agreed to relocate at our discretion, we have the operational flexibility to generate interim revenues by relocating tenants from a property commencing redevelopment construction to another that is in the project design phase. These additional cash flows reduce land carry costs and facilitate our land assemblage strategy. We make investment decisions regarding property assemblages based in part on a property’s ability to generate interim revenues.

Sell or Recapitalize our Projects to Realize Value. Subject to appropriate tax planning to defer recognizing taxable gain, we expect to dispose of or recapitalize many of our projects from time to time once they reach what we believe to be their maximum near-term value and redeploy some or all of our equity and profits into other real estate investments that we believe have a greater long-term potential for economic appreciation. We do not intend to aggregate and hold substantially all of our projects after redevelopment and stabilization. We believe that we will maximize our risk-adjusted returns with a policy of redeveloping and selling some of our projects to realize capital appreciation and reinvesting some or all of the net proceeds in new redevelopment projects, rather than redeveloping and retaining a project to realize increased rents over a long period.

Selectively Invest in Other Assets. While we currently have no plans to do so, we may also invest from time to time in properties, mortgages, mezzanine or other debt instruments or in equity in property-owning entities that do not meet the criteria above. For example, we may pursue investment opportunities in properties in other urban markets outside of the State of California. We will pursue these opportunities if we believe they will provide risk-adjusted returns similar to or in excess of the returns we anticipate from our primary strategies.

Our Underwriting Process

In considering whether to acquire an available property, we first examine the property’s current use and market value based on historical income from operations, revenue and expense trends and likely future profitability within its current use.

We undertake an extensive due diligence review that may include evaluating title, property appraisals, environmental, engineering and other customary third-party reports, the operating history, physical condition and age of the property, its technological adaptability and its regulatory compliance. We analyze current demand generators and the property’s competitive position within its location, which includes a financial analysis and considers factors such as the property’s proximity to major transportation arteries and public transportation and the barriers to entry in its market. As applicable, we review the property’s current tenants and leases, including lease duration, rights to renew or terminate, landlord property maintenance obligations and whether rents are above or below market.

Because we are foremost a redeveloper and focus on creating value through converting real estate to different uses, we critically examine possible uses of the property. Key factors in our investment decision include compatibility of the future use with the general plan, zoning and planning laws, regulations and policies of the municipality, including current zoning; an estimate of our ability and the time needed to obtain necessary entitlement; local political support or opposition to the proposed use; whether we own or control adjacent parcels; whether we have the ability to relocate current tenants to other projects in our portfolio; the profile and availability of anticipated future tenants or purchasers; trends in the property’s neighborhood, including ongoing or proposed redevelopment projects and expected shifts in demographics and demand generators; and the financial value of the use.

Competitive Strengths

We believe we distinguish ourselves from, and have certain competitive advantages over other real estate companies and other participants in our specific industry segment, including the following:

•	We are a fully-integrated real estate company with a sophisticated infrastructure, including acquisition, architectural design, professional engineering, land planning, construction oversight, property management and leasing and tenant services resources all within our organization. Our industry segment, however, is highly fragmented, and the majority of the participants in our industry segment and target markets are non-institutional and lack our capabilities.

•	We believe we will be one of a few well-capitalized companies pursuing Smart-Growth projects in our markets. Immediately after the completion of this offering and our formation transactions, our

debt-to-total-assets ratio will be only approximately         %, which, based on our current leverage policies, should give us sufficient capacity to complete the development and redevelopment of our projects.

•	Our business plan is distinctive among publicly-traded companies. Many public real estate companies focus on properties with stable occupancies at market rents or on properties with stable occupancies at below-market rents that may benefit from more efficient management or minor renovation. In contrast, we focus on urban in-fill development and on finding different, more profitable uses for existing urban properties. Such properties may have substantial vacancies, unstable occupancies or require major renovations for a new use. We believe that our business, which requires local and other special knowledge to identify viable alternate uses for urban property, presents higher potential returns than the returns that we might derive from focusing on increasing the spread between the yields generated by stabilized properties over the costs of financing those properties or on suburban development.

•	Our senior management has extensive real estate experience and relationships, particularly in the greater Los Angeles area. With an average of approximately 23 years of experience, our management has developed a network of contacts among the tenants, property owners, government agencies, brokers, community lenders, institutional investors, third-party service providers and design-build contractors who participate in our market. Our senior management understands the government entitlement process involved in urban infill development and is familiar with trends in evolving Los Angeles neighborhoods. We are a well-known real estate company in the Los Angeles area and frequently are one of the first contacted when a property is available for sale.

•	We believe that our primary focus on greater Los Angeles and nearby areas, one of the most attractive and largest urban real estate markets in the United States, is an advantage over real estate companies with a broader geographic focus and that our target markets will continue to present us with numerous opportunities for acquiring projects that meet our investment criteria and for realizing value from redevelopment projects.

•	We believe there is inherent value in our portfolio because of its unique size, diversity and location. Our portfolio, including those projects that we will have a right to acquire, was assembled over a period of many years from more than 140 smaller parcels in high-barrier-to-entry locations after an extensive evaluation and entitlement process. It would be difficult for another real estate company to assemble today a land and building portfolio in downtown Los Angeles similar to ours. We expect that our projects, once developed, will provide substantial capital appreciation.

•	As a taxable corporation, we have greater operating flexibility than that of our competitors that are organized as real estate investment trusts, or REITs.

•	We will operate our business and make our investments through an operating partnership and will therefore have the same ability that a REIT structured as an umbrella partnership REIT, or UPREIT, has to acquire properties by issuing common units of the operating partnership as consideration. This structure may allow a property owner to defer recognizing taxable gain upon our acquisition of the property and may make our acquisition offers more attractive than competitive offers that would cause a property owner to realize immediate taxable gain.

Summary Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 27 prior to deciding to invest in shares of our common stock. These risks include:

•	The development and redevelopment of our projects is highly speculative and subject to timing, budgeting and other risks, including cyclical over-building or over-investing within certain real estate submarkets and changing political situations that may interfere with our proposed uses of projects. In particular:

•	We are subject to increases in the costs of materials (especially in the price of steel, lumber, wall board, copper and concrete, which are significant components of construction costs) caused by changing market conditions, including increased global demand.

•	We are affected by changes in laws and regulations (including the land entitlement processes), particularly in the City of Los Angeles, fiscal policies and zoning ordinances and the related costs of compliance with laws, their regulations and policies.

•	Increases in interest rates will increase our borrowing costs and our overall development or redevelopment costs for a project. In addition, customers may be unwilling or unable to purchase our for-sale projects at times when mortgage-financing costs are high or as borrower credit quality declines.

•	Our success depends on our ability to redevelop a majority of our portfolio and develop many new projects, which may make investing in our stock riskier than investing in the stock of real estate companies that own stabilized properties occupied by tenants with long-term leases. Many of our projects are several years away from commencing.

•	All of our projects are located in Southern California and most in the City of Los Angeles, which exposes us to more concentrated economic, regulatory, terrorist and natural disaster-related risks than if we owned properties in several geographic regions.

•	Our management team has no experience operating a public company, and we cannot assure you that we will be able to operate successfully as a public company or execute our business strategies as a public company.

•	We expect to experience rapid growth and may not be able to adapt our management and operational systems to integrate the new projects we expect to develop without unanticipated disruption or expense.

•	We have entered into, will be assigned and expect to enter into contracts to acquire real estate that may be subject to existing liabilities, some of which may be underestimated or unknown at the time we acquire the underlying assets, such as costs for remediation of environmental conditions.

•	We did not obtain third-party appraisals of our projects in connection with the formation transactions, and the consideration we will give in exchange for the contribution of the entities owning the projects was not negotiated at arm’s length and may exceed their fair market value or the value that would be determined by third-party appraisals.

•	Through their indirect ownership of our common stock, Richard Meruelo and John Charles Maddux will control an estimated % of the voting power of our company and will thereby have significant influence over certain matters. This voting influence may delay, prevent or deter a change of control of our company and could prevent our stockholders from receiving a premium for their common stock as part of a sale of our company.

•	Real estate investments are relatively illiquid, and we will be limited in our ability to reconfigure our real estate portfolio in response to economic changes.

•	Our success depends on key personnel whose continued service is not guaranteed.

•	We expect to leverage our investments, and our certificate of incorporation and bylaws do not limit the amount of indebtedness we may incur.

•	We are subject to corporate income tax, which exposes our stockholders to potential double taxation with respect to any dividends we pay, and our initial projects will have substantial built-in taxable income, each of which may reduce the amount of funds we have to invest and pay as dividends.

Our Markets

Unless otherwise stated, the following information was compiled from market reports publicly available and published by the City of Los Angeles Information Statement published in April 2006, the World Trade Association Los Angeles – Long Beach, the Los Angeles Downtown Center Business Improvement District, the Los Angeles County Economic Development Corporation, the Southern California Association of Governments, CB Richard Ellis, the United States Census Bureau, the California Department of Finance, the State of California Employment Development Department, Central City East Association Business Improvement District, LA Fashion District Business Improvement District and the United States Department of Housing and Urban Development.

The Los Angeles area is one of the country’s largest metropolitan areas and one of the world’s leading economies. This five-county area posted a 2005 gross domestic product of $754.8 billion, which ranks it 15th largest among the world’s countries ranked by economic size. This 2005 gross domestic product grew by 7.4% over 2004 levels and has grown at a 6.0% compounded annual growth rate over the last five years.

The five-county region’s total population climbed above 18.0 million in 2005, which would rank it more populated than each state in the United States other than the rest of California, Texas and New York. The 2005 population grew by 257,000 residents, or 1.5% over 2004 levels, and represented 9.3% of the country’s total population growth in 2005, though the area only represents 6.1% of the total U.S. population. As of June 2006, the Los Angeles area had 8.2 million employed workers and a 4.5% unemployment rate.

A significant portion of the Los Angeles area economy can be traced to Los Angeles County, which ranks as the 17th largest economy in the world, just behind the Netherlands. Los Angeles County’s gross product in 2005 was $424.1 billion, an increase of more than 6.7% from 2004. Los Angeles County had a population of 10.2 million people as of 2005, which would make it the eighth largest state in the nation, just behind Ohio. As of June 2006, Los Angeles County had 4.6 million employed workers and a 4.7% unemployment rate.

The Los Angeles County area economy benefits from its modern infrastructure, which features two ports, six airports and comprehensive freight and mass transit systems. In 2005, ports in Los Angeles and Long Beach and major airports accounted for $293.9 billion in imports and exports. These ports combined were number one in the nation in both cargo tonnage and containers handled in 2005 and number five in the world. Downtown Los Angeles is the closest major rail hub to the port of Los Angeles and presents a natural distribution center for wholesale businesses to process their cargo. In addition, Los Angeles County is the largest manufacturing center in the United States generating more than 470,000 jobs for workers in 2005, which is nearly equivalent to the population of the City of Atlanta. For the second quarter of 2006, the Los Angeles area industrial market, which is the largest such market in the United States and consists of 920.7 million square feet, was only 1.4% vacant, and the Los Angeles downtown/central industrial submarket, which consists of 129.6 million square feet, was only 0.2% vacant. For the second quarter of 2006, the Los Angeles office market, which is the fifth largest such market in the United States and consists of 178.5 million square feet, was 9.5% vacant. During the same period, the downtown Los Angeles office submarket, which consists of 31.0 million square feet, was 13.7% vacant.

The City of Los Angeles is the nation’s second most populous city with approximately 4.0 million people. As of June 2006, the City of Los Angeles had 1.8 million employed workers and a 5.3% unemployment rate. Downtown Los Angeles is at the center of the City of Los Angeles and is the center of the highway, mass transit, rail and other infrastructure systems in the Los Angeles area. As a result of its centralized location, downtown Los Angeles is home to approximately 13,000 businesses as of January 2005, which represents an increase of 25% from 1991 levels. More than 450,000 public and private jobs are provided by these downtown businesses or government establishments, which is roughly equal to the population of the City of Sacramento.

Downtown Los Angeles is currently in the process of transitioning from a daytime employment center to a 24-hour business, entertainment, social and dining home for a growing number of downtown residents. The current estimated downtown population is approximately 24,000 and is expected to more than double by 2009. According to a survey of all downtown “market rate” apartment buildings by the Downtown Central Business Improvement District in August 2006, the downtown apartment market was 10.4% vacant. One quarter of the total downtown apartment supply is still in the initial lease up phase as many new apartments have been delivered since 2005. Units constructed and opened before 2005 were just 4.3% vacant in August 2006.

Our Projects

In connection with this offering and our other formation transactions, in exchange for an aggregate of approximately [•] shares of our common stock and approximately $[•] million in cash representing tax coverage payments, we will acquire entities that own, or that are party to pending purchase and sale agreements, build-to-suit contracts, options to purchase and leases in respect of, 52 development, redevelopment and stabilized projects. The aggregate purchase price under the agreements, contracts and options we will indirectly assume is approximately $185.3 million in cash.

The following tables provide information about our projects, assuming consummation of our formation transactions. The majority of our projects are in various stages of predevelopment and development and a portion of our projects are completed, as indicated in the tables below. With respect to projects that are not completed, the information under the heading “Redevelopment Plan” represents our current redevelopment plan for the project based on the factors we discuss above under “Our Business and Projects—Our Underwriting Process.” The actual redevelopment plan and the actual commencement and completion of construction may vary based on market conditions, government entitlements, changes in demand generators and proximate development and other factors. We can provide no assurance that any proposed development or redevelopment will occur as described below or on a timeframe or at costs consistent with our internal estimates.

In the ordinary course of our business, we continually evaluate properties for possible acquisition and are in various stages of due diligence and negotiation with respect to properties not identified in the following tables. We can make no assurance that any such additional transaction will be completed, or, if completed, what the terms or timing of the transaction will be.

Food Industry Projects	Number of Acres	Current Square Footage		Current Use	Redevelopment Plan
788 S. Alameda	2.25	32,208		Small-tenant produce industry space with coolers	Completed

Washington Cold Storage	2.50	59,000		Single-tenant cold storage facility	Completed

Washington Produce Market*	2.75	33,860		Small-tenant produce industry space with coolers	Completed

500 Mateo Street	0.75	12,960		Single-tenant produce industry space with coolers	Completed

American Fish*	0.75	29,213		Seafood processing plant	Completed

Seventh Street Produce Market	11.75	150,280		Wholesale produce distribution space and a 250-car garage	Completed

3000 E. Washington Blvd.*	12.00	303,883		Multi-tenant industrial and distribution space	293,693 square foot large tenant cooler/ freezer and food processing space

Ceres Street Produce Market	0.25	14,400		Multi-tenant industrial and distribution space	14,400 square foot small tenant produce distribution center

Barstow Produce Center	75.00	176,750		Cross-dock trucking terminal	Renovate and expand existing space and develop 404,750 foot cooler space

Subtotal	108	812,554	(1)		1,030,364 square feet (2)

*	Project subject, in whole or substantial part, to pending purchase agreement or option to purchase.
(1)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(2)	Square footage total is the sum of estimated redeveloped square footage of each project plus the square footage of each completed project.

Wholesale Projects	Number of Acres	Current Square Footage	Current Use	Redevelopment Plan
Wall Street Market*	1.50	23,400	Single-tenant wholesale space	23,400 square foot multi-tenant wholesale space

Meruelo Wall Street	2.00	85,836 (wholesale) 9,250 (office)	Wholesale and office space	Reposition existing building

620 Gladys Avenue*	2.50	65,000	Multi-tenant wholesale distribution space	65,000 square foot small tenant wholesale distribution center

Alameda Square	22.75	1,297,215	Industrial, distribution and office space	Modernize vacant space

1919 Vineburn Avenue	5.75	122,348	Single-tenant industrial and distribution space	122,348 square foot multi-tenant distribution center

2131 Humboldt Street	7.25	98,504	Industrial and distribution space	98,504 square foot multi-tenant wholesale space

1000 E. Cesar Chavez	1.75	78,400	Single-tenant industrial and distribution space	78,400 square foot multi-tenant distribution center

1500 Griffith Avenue	2.00	50,606	Distribution space	Subdivide and modernize existing building

4th Street Center*	1.25	26,136	Single-tenant industrial and distribution space	23,400 square foot multi-tenant space for small wholesale tenants

Subtotal	46.75	1,856,695 (1)		1,853,959 square feet (2)

*	Project subject, in whole or substantial part, to pending purchase agreement or option to purchase.
(1)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(2)	Square footage total is the sum of estimated redeveloped square footage of each project.

Small Tenant Projects	Number of Acres	Current Square Footage	Current Use	Redevelopment Plan
Crown Commerce Center*	7.50	287,441	Multi-tenant industrial space	Completed

905 E. 8th Street	1.25	31,758	Multi-tenant industrial space	Completed

Washington at Central Retail	0.25	5,497	Small-tenant retail space	Completed

3rd & Omar Street	0.50	24,180	Multi-tenant industrial and distribution space	Completed

Southern California Institute of Architecture	2.50	82,363	Architectural graduate school	Completed

1828 Oak Street*	0.75	56,889	Retail and education building	Completed

Santa Fe Plaza*	1.25	5,000	Single-tenant metal industrial space	16,000 square foot multi-tenant retail space

Desmond Building	0.50	78,500	Multi-tenant wholesale distribution space	78,500 square foot small tenant wholesale space

5707 S. Alameda	2.00	55,729	Single-tenant industrial space	55,729 square foot multi-tenant industrial and distribution space

1211 E. Washington Blvd.	2.00	109,000	Manufacturing space	85,000 square foot multi-tenant distribution facility

Musica Latina Building	0.50	26,744	Meeting hall space	Renovate existing building

801 E. 7th Street*	1.50	126,550	Single-tenant distribution space	126,550 square foot multi-tenant manufacturing and distribution facility

1800 E. Washington Blvd.*	3.75	124,423	Industrial space	124,423 square foot multi-tenant manufacturing and distribution facility

Camfield Retail Center*	4.00	85,997	Retail and distribution space	55,997 square foot retail and restaurant space

Overland Terminal*	3.50	370,800	Multi-tenant industrial, distribution and produce space	Modernize existing building

230 W. Ave. 26th	1.75	67,800	Industrial and distribution space	65,000 square foot multi-tenant distribution center

Gold’s Gym & Storage*	2.00	N/A	Cleared land	30,000 square foot Gold’s Gym and a 44,000 square foot mini-storage facility

Subtotal	35.50	1,538,671 (1)		1,566,871 square feet (2)

*	Project subject, in whole or substantial part, to pending purchase agreement or option to purchase.
(1)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(2)	Square footage total is the sum of estimated redeveloped square footage of each project plus the square footage of each completed project.

Residential High Rise Projects	Number of Acres	Current Square Footage	Current Use	Redevelopment Plan
American Apartments	0.25	5,000 (retail space only)	39 unit residential apartments and retail space	Completed

The Union Lofts	0.25	131,981	Historic office building	91 loft-style condominium units with 12,500 square foot retail space

717 W. 9th Street	0.75	N/A	Commercial parking lot	214 high-rise condominium units with 6,800 square foot retail space

Ullman Tower One	1.50	N/A	Commercial parking lot	320 high-rise condominium units with 16,000 square foot retail space

Ullman Tower Two	1.00	N/A	Commercial parking lot	195 high-rise condominium units with 12,675 square foot retail space

Olive Street Towers	2.00	N/A	Commercial parking lot	395 high-rise condominium units with 19,750 square foot retail space

Southpark Towers	3.00	N/A	Commercial parking lot	651 high-rise condominium units with 41,800 square foot retail space

TransAmerica Lofts	1.00	N/A	Commercial parking lot	232 high-rise loft condominium units with 11,600 square foot retail space

Center Village	4.00	71,635	Cold storage and freezer space	560 high-rise condominium units with 30,000 square foot retail space

Meruelo Chinatown Towers	5.50	N/A	Cleared land	500 live-work units with 50,000 square foot retail space

Sky Arc	8.00	N/A	Cleared land	635 high-rise condominium units with 70,000 square foot retail space

Meruelo Baldwin Park*	5.00	N/A	Cleared land	400 high-rise condominium units with 24,000 square foot retail space

Vignes Towers	4.00	N/A	Cleared land	350 mid-rise condominium units with 21,000 square foot retail

Subtotal	36.25	208,616 (1)		4,582 residential units and 321,125 square feet of retail space (2)

*	Project subject, in whole or in substantial part, to pending purchase agreement or option to purchase.
(1)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(2)	Number of units and square footage totals are the sum of the estimated number of units and square footage for each redevelopment project plus the number of units and square footage of each completed project.

Urban Village Projects	Number of Acres	Current Square Footage	Current Use	Redevelopment Plan
Citrus Gardens	2.50	7,200	Multi-tenant industrial and distribution	Urban village with 52 attached townhomes

Covina Gardens	1.00	4,000	Service retail space	Urban village with 30 attached townhomes with 2,400 square foot retail space

San Fernando Court*	5.50	N/A	Cleared land	Urban village with 240 condominium units with 9,000 square foot retail space and 9,000 square feet of office space

Pomona Park Village*	42.50	645,514	Industrial and office space	Urban village with 2,300 residential units with 30,000 square foot retail space

Subtotal	51.50	656,714 (1)		2,622 residential units, 41,400 square feet of retail space and 9,000 square feet of office space (2)

*	Project subject, in whole or substantial part, to pending purchase agreement or option to purchase.
(1)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(2)	Number of units and square footage totals are the sum of the estimated number of units and square footage for each redevelopment project.

Our Formation Transactions

We were organized on July 5, 2006 under the laws of the State of Delaware and amended and restated our certificate of incorporation on                     , 2006. Meruelo Maddux Properties, L.P., our operating partnership, was organized as a limited partnership under the laws of the State of Delaware on September 12, 2006. We will conduct substantially all of our operations and own substantially all of our assets through our operating partnership and its subsidiaries.

In connection with this offering, we have completed or will complete the several transactions described below that we collectively refer to as the formation transactions, pursuant to which we will acquire substantially all of the operations of our predecessor business, including the interests in our projects, and retain the employees of our predecessor business. Our predecessor business comprises multiple limited liability companies and corporations currently owned by affiliates of Messrs. Meruelo and Maddux, which affiliates we sometimes refer to as the contributors. Upon completion of the formation transactions, our operating partnership, directly or through subsidiaries, will own or lease, or have contractual rights to acquire interests in, 52 projects and will employ approximately 91 employees through a wholly-owned management company subsidiary.

Contributions and Mergers

•	On September 19, 2006, we entered into definitive merger and contribution agreements with the contributors, and the following will occur in connection with the merger and contribution agreements:

•	corporations owned by the contributor affiliated with Mr. Meruelo that collectively own four projects will merge with and into separate limited liability company subsidiaries of ours, with the limited liability companies surviving as separate subsidiaries, and we will issue [•] shares of our common stock to the contributor affiliated with Mr. Meruelo as the former stockholder of the corporations and will subsequently contribute the subsidiaries to our operating partnership in exchange for common units;

•	the contributors, which are the members and stockholders of limited liability companies and corporations collectively owning, leasing or holding rights to acquire interests in 48 projects (including interests in two projects from Mr. Meruelo’s parents) and a commercial construction business will contribute their limited liability company interests and stock to us in exchange for an estimated [•] shares of our common stock and an estimated $[•] million in cash representing tax coverage payments (which payments will reduce the number of shares otherwise issuable to the contributors) to cover estimated tax on the income and gain described below and on such payments, and we will subsequently contribute the limited liability company interests and stock to our operating partnership in exchange for common units;

•	our company will assume approximately $700,000 in loans owed to our predecessor business by the contributor affiliated with Mr. Maddux, which loan assumption reduced the number of shares of common stock that would otherwise have been issuable to the contributor affiliated with Mr. Maddux in the formation transactions.

Contingent Issuance of Shares

•	Due to the broad range of alternate uses for the Alameda Square project, the contributors believe that the initial contribution value established for the project is substantially below its potential value. Accordingly, we will have a contingent obligation to issue additional shares of our common stock to a contributor affiliated with Mr. Meruelo in the event that we sell or otherwise dispose of portions of the Alameda Square project on or before the 10th anniversary of the closing of the offering at an aggregate sales price in excess of $170.0 million (regardless of whether disposed of in a taxable transaction). The amount of contingent shares we will issue is a number of shares having a value equal to 50% of the amount by which the aggregate of the gross proceeds from all such dispositions exceeds $170.0 million, up to a maximum amount of $70.0 million. For this purpose, any contingent common stock issued will be valued at the greater of the per share initial public offering price and the then prevailing market value, as an adjustment to the contribution value. The amount of contingent shares we will issue will be reduced by the interest imputed on such value by the IRS at the “applicable federal rate” (currently approximately 5%), computed from the date of consummation of this offering until such shares are issued. Such imputed interest amount will be paid to the contributors in cash when the contingent stock is issued to such contributors.

•	In addition, one of the limited liability companies to be contributed to us that is owned by a contributor affiliated with Mr. Meruelo, which we refer to as the “MM Fund,” holds an approximately $23 million note receivable from another entity affiliated with Messrs. Meruelo and Maddux that will not be contributed to us because the property it owns is subject to condemnation proceedings by the Los Angeles Unified School District, which entity we refer to as the “Taylor Yards Entity.” The note receivable evidences amounts drawn by the MM Fund under our predecessor business’ credit facility with CalPERS, which amounts were provided to the Taylor Yards Entity in connection with its acquisition of the property now subject to condemnation. We have agreed that, if and when amounts owing under the note receivable are paid, we will issue to two contributors a number of shares of common stock having a value equal to such payments (valuing the common stock for this purpose at the per share initial public offering price and treating such value as an adjustment to the contribution value), plus pay their interest at the “applicable federal rate” in effect from the date of the closing of this offering through the date of issuance of such stock. Payment of the note receivable depends on the amount of the condemnation proceeds. We expect the condemnation proceedings will be completed, and the note paid in full or in part, within three years. We will contribute any proceeds from the note receivable to our operating partnership in exchange for common units.

Tax Matters

•

As a result of the contributions and mergers and the loan assumption described above, the contributors will recognize approximately $[•] million of income and gain. The remainder of the contribution and merger transactions will be tax free to us, our operating partnership and the contributors. Our operating partnership will have a carryover basis in the assets of the limited liability companies and corporations acquired by us such that our basis will be the same as the basis of such limited liability companies and corporations in their assets immediately before our formation transactions, adjusted upward by the gain recognized by the contributors. As a result of the contributions and mergers, we will have substantial built-in taxable income in our assets immediately after the formation transactions. The contributors have agreed that, until the 10th anniversary of the consummation of this offering, a number of shares of the common stock we will issue to them in the contributions and the mergers will be subject to forfeiture in the event we recognize federal or state tax on any of the built-in taxable income, other than any built-in taxable income of the Alameda Square project. The contributors have agreed that such portion of their shares will not be sold or pledged until the end of the 10-year period. The amount of shares the contributors will forfeit is a number of shares having a value equal to the federal and state income tax we owe on the recognized built-in taxable income (valuing the common stock for this purpose at the per share initial public offering price for each forfeited share, as an adjustment to the contribution value received by the contributors), up to a maximum of [•] shares, which equates to $[•] million. Any such forfeiture shall be effective on March 15 of the year following the year of sale (the date when the company’s tax returns are due for filing). The $[•] million maximum forfeiture amount is the estimated tax on the portion of the built-in taxable income of our company as a result of the formation transactions that is allocable to the estimated [•]% of our company that will be sold to the public in this offering and that we expect to recognize during the 10-year period beginning with the closing of this offering. The maximum forfeiture amount was determined based on the midpoint of the range of the initial public offering price, and is subject to decrease proportionately to the extent that the actual per share initial public offering price in this offering is lower than the midpoint price. The estimated maximum tax liability during the next 10 years is based on our current intent to dispose of approximately 24 of our initial projects (including the Alameda Square project) that are commercial, for-lease projects only through deferred like-kind exchanges. The inherent tax liability in these 24 projects that is allocable to the estimated percentage ownership in our company of the investors in this offering (and that is not covered by the forfeitable shares described above) is $[•] million, based on the midpoint of the initial public offering price range.

Additional Matters

•	In connection with the contributions and mergers, we will directly or indirectly assume approximately $134.8 million in principal amount of mortgage debt secured by our projects that will remain outstanding and that will not be retired with the proceeds of this offering.

•	With the proceeds of this offering, we will repay approximately $178.5 million in principal amount of mortgage debt secured by our projects and $2.4 million in related accrued interest and penalties and repay approximately $150.0 million in principal amount of debt and $20.6 million in accrued current and deferred interest outstanding under the CalPERS credit facility and terminate the facility.

•	Messrs. Meruelo, Maddux, Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia each will enter into an employment agreement with our company.

•	We will cause our operating partnership to issue, upon closing of this offering, to our executive officers an aggregate of approximately [•] LTIP units in our operating partnership, and we will issue an aggregate of [•] shares of restricted common stock to our other employees and our non-employee directors and certain consultants. The LTIP units, upon achieving parity with the common units and becoming “redeemable” in accordance with the terms of the partnership agreement of our operating partnership, and the restricted shares, will represent approximately [•]% of the shares of our fully-diluted common stock outstanding upon completion of this offering and our formation transactions. The operating partnership will be obligated under its agreement of limited partnership to issue an additional [•] LTIP units each year beginning with 2007, which, based on current employment agreements, will be issued to Messrs. Meruelo and Maddux.

The number of shares and amount of cash indicated above as payable to the contributors in the formation transactions are estimates and will not be determined until closing. Firstly, we have agreed to pay the contributors 40,000,000 shares of our common stock, subject to downward adjustment as described in the remainder of this paragraph. We have also agreed to pay the contributors an amount of cash approximately equal to the amount of taxes they and their owners will owe on the income and gain they will recognize in the formation transactions (including taxes payable on such payments). Any cash that we so pay will reduce the

40,000,000 shares of common stock by a number of shares having a value (using the initial public offering price) equal to the cash payment. Secondly, we have contingently agreed to issue additional shares of common stock upon a disposition of the Alameda Produce project on or before the 10th anniversary of the closing of this offering. Thirdly, certain shares of common stock to be issued to the contributors are subject to forfeiture in the event we recognize a portion of the built-in income we will have as a result of the formation transactions. Lastly, we have contingently agreed to issue additional shares of common stock upon payment of amounts owing under the note receivable from the Taylor Yards Entity. (See “—Formation Transactions—Contingent Issuance of Shares”)

The number of shares of common stock to be issued and cash to be paid in exchange for the equity interests in the entities owning interests in our projects and in connection with the corporate mergers was determined in arms-length negotiations between our underwriters and our executive officers based on the costs incurred to acquire and improve the projects, a discounted cash flow analysis, an internal rate of return analysis and an assessment of the fair market value and future development potential of the projects. No single factor was given greater weight than any other in valuing the projects, and the values attributed to the projects do not necessarily bear any relationship to the book value for the applicable project. We did not obtain any third-party appraisals of the projects or any other independent third-party valuations or fairness opinions in connection with the formation transactions. As a result, the consideration we pay for the equity interests in the entities owning our projects in the formation transactions may exceed their fair market value.

The contribution and merger agreements provide us, in our sole discretion exercisable before the pricing of our initial public offering and without the consent of the contributors, with the ability to not acquire any particular limited liability company or corporation covered thereby and to increase or decrease the number of shares of common stock otherwise issuable thereunder based on changes in the assumptions underlying the expected valuations of our property.

The chart below reflects our organization following completion of this offering and the formation transactions:

(1)	Includes shares subject to forfeiture, but excludes shares that we have a contingent obligation to issue. In the event the contingent shares were included in the calculation, affiliates of Messrs. Meruelo and Maddux would own [•]% of our company.
(2)	Excludes shares of restricted stock that will be issued to certain of our employees, consultants and non-employee directors.
(3)	Ownership percentage is shown on a fully vested basis.

Certain Relationships and Related Transactions

Upon completion of this offering and the other formation transactions, our directors and executive officers will receive material financial and other benefits, as shown below. For a more detailed discussion of these benefits see “Management” and “Certain Relationships and Related Transactions.”

•	Entities owned by Messrs. Meruelo and Maddux will receive an estimated [•] shares of our common stock, including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue, and an estimated $[•] million in cash to fund the tax on the income and gain the entities will recognize as a result of their contribution of our projects to us and the cash payment. The shares of common stock to be issued to these entities in our formation transactions will provide them with approximately [•]% of the outstanding voting power of our company.

•	We will use proceeds from this offering to pay off approximately $4.6 million in principal and accrued interest on a note due December 31, 2006 which bears current interest at 9.5% annually held by Mr. Meruelo who advanced funds to our predecessor business for development activities.

•	Messrs. Meruelo and Maddux, entities affiliated with them and Mr. Meruelo’s parents will each be released from obligations to guarantee debt related to our projects. We will use the proceeds from this offering to pay off portions of this guaranteed debt and will assume any outstanding remainder. As a result, Messrs. Meruelo and Maddux, entities affiliated with them and Mr. Meruelo’s parents will be released from their respective obligations to guarantee the debt.

•	We will enter into employment agreements with our executive officers that provide them with salaries, minimum bonuses and other benefits.

•	Our executive officers will receive [•] LTIP units in our operating partnership that will have forfeiture provisions that expire ratably over the first three anniversaries of the grant date. Our operating partnership will be obligated to issue an additional [•] LTIP units each year beginning with 2007. Our non-employee directors will receive [•] restricted shares of our common stock that will vest on our second annual meeting of stockholders, subject to continued service.

•	We will agree to file a shelf registration statement with the Securities and Exchange Commission (the “SEC”) on or about the first anniversary of the closing of this offering, and thereafter to use our best efforts to have the registration statement declared effective, covering the continuous resale of the shares of common stock issued to the affiliates of Messrs. Meruelo and Maddux in the formation transactions and the shares of common stock underlying the LTIP units issued to our executive officers. We will bear expenses incident to the registration requirements other than any selling commissions and transfer taxes or certain other fees or taxes relating to such shares.

•	Our certificate of incorporation includes provisions permitted by Delaware law that limit the personal liability of our directors for a breach of their fiduciary duty of care as a director. Our bylaws provide that we will indemnify our directors, executive officers and employees to the fullest extent permitted by Delaware law. We intend to enter into indemnification agreements with each of our current and future directors and executive officers that may be broader than the specific indemnification provisions in the Delaware General Corporation Law.

Conflicts of Interest

Following completion of this offering and the other formation transactions, conflicts of interest may exist between our directors and officers and our company as described below.

•	We will manage on a quarterly, fee-for-service basis six industrial and commercial properties, one single-family residential construction project and one parcel of cleared land owned directly or indirectly by the parents of Mr. Meruelo. Our management fees for these properties are 3% of the properties’ gross revenues estimated at approximately $150,000 annually. Our predecessor business was paid approximately $602,200 in December 2005, comprised of its fees for managing during 2005 certain properties owned by Mr. Meruelo’s parents and a one-time commission attributable to the sale of a property owned by Mr. Meruelo’s parents. We believe that the management fee structure we negotiated reflects the fair market value of the management services we provide.

•	We will purchase interests in two of our projects, Overland Terminal and Pomona Park Village, from entities owned by the parents of Mr. Meruelo for an aggregate of approximately $37.0 million. Though not negotiated at arm’s length, we believe that the purchase price negotiated and to be paid for the interests in these projects reflects their fair market value.

•	In connection with the redevelopment of our South Park Towers project, a corporation owned by Mr. Meruelo will lease restaurant space from us for approximately $50,000 per month on a month-to-month basis. The term of the lease will be determined in accordance with the final project redevelopment plans. Though not negotiated at arm’s length, we believe that the lease payments will reflect fair market value.

•	Within our geographic focus of California, Messrs. Meruelo and Maddux will continue to own, indirectly through affiliates, two adjacent commercial properties that will not be contributed to us because the substantial majority of the properties is subject to condemnation proceedings. Outside California, Messrs. Meruelo and Maddux will continue to own passive real estate investments, including commercial properties.

•	Entities controlled by Messrs. Meruelo and Maddux will receive certain shares of common stock in the formation transactions that will be subject to forfeiture in the event we sell any of our initial projects other than the Alameda Square project and recognize a portion of the inherent taxable gain we will have as a result of the formation transactions.

Additional conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof on the other. Our directors and officers have duties to our company under applicable Delaware law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have duties to our operating partnership and to its limited partners in connection with the management of our operating partnership under Delaware law as modified by our operating partnership agreement. Our duties, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company.

We have adopted policies to reduce potential conflicts of interest. Generally, our policies provide that any transaction in which any of our directors, officers or employees has an interest must be approved by a vote of a majority of our disinterested directors. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts. See “Policies with Respect to Certain Activities — Conflicts of Interest Policies.”

Dividend Policy

We are a newly formed company and have never paid a cash dividend. We intend to retain capital to invest in our projects, service our debt, acquire new projects and pay our operating expenses. However, we expect our Board of Directors will establish a policy of regular dividends. Any determination to pay regular quarterly cash dividends to our stockholders will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Financing Policy

Our targeted debt-to-total-assets ratio (using the undepreciated cost of our assets, which for, our initial projects, is the contribution value) is 60% to 70%, although short-term financing needs related to the construction of projects may require us to maintain a higher ratio temporarily. We generally will decide whether to use debt or equity financing, or a combination of the two, to acquire a property by considering the most attractive interest rates, repayment terms and maturity dates available in the marketplace at the time, and customize our financing strategy for each individual transaction. We intend to obtain unsecured and secured financing through public and private markets. We will access various sources of capital including banks, financial institutions and institutional investors through lines of credit, bridge loans and other arrangements. Lastly, we also may finance the acquisition and redevelopment of projects through additional equity offerings, including offerings of preferred or common stock or trust preferred securities offerings.

Our indebtedness may be recourse, non-recourse, unsecured, secured or cross-collateralized. If the indebtedness is recourse, our general assets may be included in the collateral. If the indebtedness is non-recourse, the collateral will be limited to the particular property to which the indebtedness relates. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on the properties or refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings to refinance existing indebtedness, to finance acquisitions or the development and redevelopment of properties, for general working capital or to purchase interests in partnerships or joint ventures.

Other Corporate Information

Our offices are located at 761 Terminal Street, Building 1, Second Floor, Los Angeles, California 90021, and our telephone number is (213) 291-2800. Our internet address is www.meruelomaddux.com. Our internet website and the information contained therein or connected thereto do not constitute a part of this prospectus or any amendment or supplement hereto.

THE OFFERING

Common stock offered by us	[•] shares

Common stock to be outstanding after completion of this offering and the formation transactions	[•] shares (1)

Use of proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $[•] million after deducting the underwriting discount and estimated offering fees and expenses payable by us. If the over-allotment option is exercised by the underwriters, we will receive an additional $[•] million after deducting the underwriting discount and estimated offering fees and expenses payable by us. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units of limited partnership interest.

We intend for our operating partnership subsequently to use approximately $180.9 million of the net proceeds to pay off approximately $178.5 million in principal amount of mortgage debt secured by our projects and approximately $2.4 million in related interest and penalties; approximately $170.6 million to pay off $150.0 million in principal amount of debt of our predecessor business under the revolving credit facility with CalPERS and approximately $20.6 million in related current and accrued deferred interest; approximately $4.6 million to pay off principal and accrued interest on a note due December 31, 2006 held by Mr. Meruelo who advanced funds to our predecessor business for development activities; approximately $[•] million to fund the cash portion of the contribution value of the entities owning our project interests (which cash is to fund taxes the contributors and their owners will owe as a result of the formation transactions and the cash payment itself and will reduce the common stock they will otherwise receive); and approximately $91.3 million to fund the cash portion of the purchase price for interests in 10 of our projects subject to third-party pending purchase and sale contracts we will indirectly assume.

Any net proceeds remaining after the uses set forth above, including approximately $[•] million of additional net proceeds as a result of the exercise of the over-allotment option by the underwriters, if any, will be used for working capital and general purposes, including funding the costs of redeveloping our portfolio, our acquisition of additional interests in our projects under purchase rights we will indirectly assume and additional acquisitions. Until we apply the net proceeds as discussed above, we intend to invest the net proceeds temporarily in interest-bearing, short-term investment-grade securities, money market accounts or checking accounts. These temporary investments will likely provide a lower return than the return we expect to achieve from our intended investment in our development and redevelopment projects.

(1)	Includes, in addition to the shares offered by us in this offering: (a) 200 shares of our common stock held by each of Messrs. Meruelo and Maddux in connection with our incorporation and nominal capitalization; (b) [•] shares of our common stock to be issued to the contributors in our formation transactions (including [•] shares subject to forfeiture, but excluding [•] shares that we will have a contingent obligation to issue upon the occurrence of certain events) (See “Certain Relationships and Related Transactions—Formation Transactions and Contribution of Projects—Contingent Issuance of Shares”); (c) [•] shares of restricted stock to be issued to our non-employee directors, non-officer employees and consultants; and (d) [•] LTIP units in our operating partnership to be issued to our executive officers. See “Management—2006 Equity Incentive Plan” for additional information regarding LTIP units and restricted stock. Excludes [•] shares of common stock available for issuance under our 2006 Equity Incentive Plan, net of the LTIP units and the shares of restricted common stock we intend to issue to our officers, non-officer employees, consultants and non-employee directors at the closing of this offering.

Risk factors

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 27 and other information in this prospectus for a discussion of factors you should consider carefully before investing in our common stock.

Summary Historical Financial and Other Data

The following table sets forth summary historical financial and other data for our predecessor business. We have not presented historical financial information for Meruelo Maddux Properties, Inc. because we have not had any corporate activity other than the issuance of 100 shares of common stock to each of Messrs. Meruelo and Maddux in connection with the initial capitalization of our company. Accordingly, we believe that a discussion of the results of operations of Meruelo Maddux Properties, Inc. would not be meaningful and have set forth below a summary of the results of operations of our predecessor only.

The following summary combined financial and other data for the years ended December 31, 2005, 2004 and 2003 reflect the historical financial data of Meruelo Maddux Properties Predecessor (Meruelo Maddux) which has been derived from audited financial statements contained elsewhere in this prospectus. The following pro forma consolidated financial and other data for the six months ended June 30, 2006 and 2005, and the historical combined financial and other data as of December 31, 2002, and 2001 and for each of the years ending December 31, 2002 and 2001 were derived from unaudited financial statements that are not contained in this prospectus. The audited and unaudited historical combined financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of such dates and for such periods under U.S. generally accepted accounting principles.

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2006 gives effect to the company’s initial public offering and the related formation transactions as if these events had occurred on June 30, 2006. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2006 and the year ended December 31, 2005 give effect to the company’s initial public offering and the related formation transactions as if these events had occurred on the first day of the period presented.

You should read the following summary historical combined and pro forma consolidated financial and other data together with “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited combined historical financial statements and related notes of our predecessor included elsewhere in this prospectus.

Summary Consolidated Financial and Other Data

	Six Months ended June 30, (unaudited)			Year ended December 31,
	Pro Forma Consolidated	Historical Combined		Pro Forma Consolidated	Historical Combined
	2006	2006	2005	2005	2005	2004	2003	2002	2001
				(unaudited)				(unaudited)	(unaudited)
Revenue:
Rental income	$10,623,649	$10,623,649	$7,621,888	$16,525,986	$16,525,986	$11,835,818	$8,068,350	$7,331,431	$7,269,375
Management fees	75,000	210,200	126,700	150,000	602,200	142,000	138,000	135,000	132,000
Other income	169,137	169,137	332,460	792,982	792,982	627,929	173,084	320,318	277,625

	10,867,786	11,002,986	8,081,048	17,468,968	17,921,168	12,605,747	8,379,434	7,786,749	7,679,000
Expenses:
Rental expenses	3,898,442	3,898,442	3,178,459	7,673,683	7,673,683	5,089,380	3,432,687	2,987,483	3,191,336
Interest expense	1,713,489	13,303,894	7,232,796	3,426,979	15,831,556	6,187,563	2,650,499	2,856,447	3,935,162
Depreciation and amortization	2,361,323	2,361,323	1,365,224	3,161,551	3,161,551	1,987,090	1,344,020	1,310,840	1,425,434
General and administrative	2,503,680	2,503,680	1,408,139	4,221,711	4,221,711	1,934,610	932,717	880,310	708,895

	10,476,934	22,067,339	13,184,618	18,483,924	30,888,501	15,198,643	8,359,923	8,035,080	9,260,827

Operating (loss) income	390,852	(11,064,353)	(5,103,570)	(1,014,956)	(12,967,333)	(2,592,896)	19,511	(248,331)	(1,581,827)
Interest income on affiliate notes receivable	591,604	2,251,998	1,083,241	1,183,208	2,942,213	—	—	—	—

(Loss) income from continuing operations	982,456	(8,812,355)	(4,020,329)	168,252	(10,025,120)	(2,592,896)	19,511	(248,331)	(1,581,827)
Discontinued operations:
Gain on sale of real estate	1,328,755	1,328,755	—	—	—	3,183,276	—	(58,119)	(307,395)

Net income (loss) before income taxes	2,311,211	(7,483,600)	(4,020,329)	168,252	(10,025,120)	590,380	19,511	(306,450)	(1,889,222)
Provision for income taxes	947,597	—	—	68,983	—	—	—	—	—

Net income (loss)	$1,363,614	$(7,483,600)	$(4,020,329)	$99,269	$(10,025,120)	$590,380	$19,511	$(306,450)	$(1,889,222)

Balance Sheet Data (at period end):
Investments in real estate	539,275,198	447,932,215	222,749,664		407,648,830	122,189,958	64,668,785	48,750,723	47,682,826
Total assets	556,532,694	462,117,674	244,325,651		427,352,334	125,809,779	66,753,057	50,473,274	49,569,010
CalPERS and mortgages notes	134,823,357	463,337,533	244,653,951		431,141,298	109,406,416	58,749,998	45,380,964	46,568,546
Total liabilities	140,784,925	495,987,635	257,205,271		449,733,281	119,206,545	68,740,202	52,895,547	51,684,833
Owners’ equity (deficit)	415,747,769	(33,869,961)	(12,879,620)		(22,380,947)	6,603,234	(1,987,145)	(2,422,273)	(2,115,823)
Total liabilities and stockholders’ / owners equity	556,532,694	462,117,674	244,325,651		427,352,334	125,809,779	66,753,057	50,473,274	49,569,010
Other Data:
EBITDA	6,386,023	8,181,617	4,577,691	6,756,782	8,967,987	8,765,033	4,014,030	3,860,837	3,471,374
Cash flows from:
Operating activities		(9,303,561)	(8,467,537)		(17,169,743)	(1,898,991)	1,627,211	1,711,096	(662,002)
Investing activities		(29,256,906)	(96,987,592)		(276,181,138)	(56,110,430)	(16,745,012)	(2,303,145)	481,145
Financing activities		30,280,516	119,420,808		301,852,466	58,814,918	15,250,151	629,013	199,454
Reconciliation of EBITDA to Net Loss:
Net income (loss)	$1,363,614	$(7,483,600)	$(4,020,329)	$99,269	$(10,025,120)	$590,380	$19,511	$(306,450)	$(1,889,222)
Plus:
Interest expense	1,713,489	13,303,894	7,232,796	3,426,979	15,831,556	6,187,563	2,650,499	2,856,447	3,935,162
Depreciation and amortization	2,361,323	2,361,323	1,365,224	3,161,551	3,161,551	1,987,090	1,344,020	1,310,840	1,425,434
Provision (Benefit) for income taxes	947,597	—	—	68,983	—	—	—	—	—

EBITDA	$6,386,023	$8,181,617	$4,577,691	$6,756,782	$8,967,987	$8,765,033	$4,014,030	$3,860,837	$3,471,374

(1)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe it is a useful financial performance measure for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with generally accepted accounting principles in the United States of America, or GAAP. We use EBITDA to measure the financial performance of our operating properties because it excludes expenses such as depreciation and amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from property to property based on a variety of factors unrelated to the properties’ financial performance, we can more accurately assess the financial performance of our properties. Under GAAP, real estate properties are recorded at historical cost at the time of acquisition and are depreciated on a straight line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of properties unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.
(2)	Meruelo Maddux Properties Predecessor (Predecessor) is not a legal entity but rather a combination of entities and operations whose common control owners are Richard Meruelo, Maria Meruelo and John Charles Maddux.

Lock-Up Arrangements

Our directors and officers, who collectively will own an estimated [•] shares in the aggregate of our common stock on a fully diluted basis upon completion of this offering and the formation transactions, have agreed, subject to limited exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock owned by them at the date of this prospectus or thereafter acquired by them, for a period of at least 180 days after the date of this prospectus without the prior written consent of Friedman Billings Ramsey & Co., Inc.

We have agreed not to offer or sell, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, for a period of 180 days after the date of this prospectus without the prior consent of Friedman Billings Ramsey & Co., Inc.

RISK FACTORS

Investment in our common stock involves significant risks. Before making an investment decision, you should carefully consider the following risk factors in addition to the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the price of our common stock could decline significantly, and you could lose all or part of your investment. The risk factors set forth below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us, or not identified below, may also materially affect our business, financial condition, liquidity and results of operations. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Projects

Our Markets

Almost all of our projects are concentrated in the greater metropolitan Los Angeles area and depend upon the Southern California economy and the demand for industrial, commercial and residential space.

Almost all of our projects are located in the greater metropolitan Los Angeles area, and a substantial majority of them are concentrated in downtown Los Angeles or nearby areas, which exposes us to greater economic risks than if we owned projects in several geographic regions. Therefore, economic and other events that adversely affect this narrow geographic region will have a direct negative effect on our business and operations. We are susceptible to adverse developments in the Southern California region, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics, increased telecommuting, terrorist attacks, earthquakes and other natural disasters, infrastructure quality issues, California state budgetary constraints and priorities, increases in real estate and other taxes, costs of complying with government regulations or increased regulation and other factors. We are also susceptible to adverse developments in the local industrial, commercial and residential real estate market, such as oversupply of or reduced demand for such space. The California economy, in comparison to other parts of the country, is negatively affected to a greater extent by changes and downturns in certain industries, including the entertainment, manufacturing, high technology and defense industries and in Pacific Rim trading activities. Any adverse developments in the economy or real estate market in Los Angeles or Southern California in general would adversely affect us. We cannot assure you of the continued growth of the Southern California economy or the national economy or our future growth rate.

Changing market conditions, especially in the greater metropolitan Los Angeles area may adversely impact our ability to sell residential units at expected prices, or at all, which could reduce our margins or jeopardize the success of the overall project.

There will be a significant amount of time before we can develop our residential projects and offer units available for sale. The market value of a unit in a proposed residential project can vary significantly during this time due to changing market conditions. Prices of residential units and sales activities in the Los Angeles market will have a large impact on our profitability because we conduct substantially all of our business in this market. These prices could decline from time to time for market-specific reasons, including adverse economic conditions due to, among other things, the failure or decline of key industries and employers affecting the local, regional or national economies. In the past, the greater metropolitan Los Angeles area has generally benefited from long-term increases in the value of condominiums and other residential units over time, but if market conditions were to reverse, we may need to sell residential units at lower prices than we anticipate, or attempt to convert for-sale units to for-lease units, and may not be able to develop or complete projects as proposed. We may also need to take write-downs of our unit inventories and land holdings if market values decline. Recently the Los Angeles market has begun to exhibit signs of decreasing consumer demand, and sales of new and existing homes declined in the second quarter of 2006 compared to the second quarter of 2005 for the first time in nearly a decade. Although demand in this geographic area historically has been strong, increased rates of price appreciation may reduce the likelihood of consumers seeking to purchase new residences, which would likely harm our ability to sell units in our residential projects. If the prices of residential units or sales activity decline in the key market in which we operate, our costs may not decline at all or at the same rate and, as a result, our business, results of operations and financial condition would be adversely affected.

We face competition in the Southern California market, which may decrease or prevent increases in the occupancy and rental rates of our projects, and may decrease our profitability from sales of our projects.

Our projects are located in areas that have other warehouse and industrial, commercial, residential and mixed-use projects, both developed and undeveloped, which may be more attractive to potential tenants or purchasers. Competition from other properties may adversely affect our ability to lease or sell our projects and to increase sales prices or the rentals charged on our leases. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants, and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. We also expect competition in the acquisition of existing properties and the development of new projects. This competition could increase prices for properties of the type that we would like to pursue. As a result, we may not be able, or have the opportunity, to make suitable investments on favorable terms in the future.

We will compete in each of our markets with numerous national, regional and local residential builders. This competition with other builders could reduce the scope of our residential projects, or cause us to accept reduced margins in order to maintain sales volume at particular residential projects. Our high-rise, mixed use, urban village and other residential projects will also compete with resales of existing used or foreclosed homes and residential condominiums, housing speculators and available rental housing. Increased competitive conditions in the residential resale or rental market in the region where we operate could decrease demand for new residential condominiums and town homes and increase cancellations of sales contracts in backlog.

Our Future Development Plans

The development and redevelopment of projects are highly speculative activities, and our success depends on our ability to redevelop a majority of our portfolio and develop many new projects, which may make investing in our stock riskier than investing in the stock of real estate companies that own stabilized properties occupied by tenants with long-term leases.

As a primary part of our business, we develop new projects and redevelop existing projects. We plan to develop or redevelop a substantial majority of our portfolio. Many of our projects are several years away from commencing. All of our projects are subject to national, regional and local economic changes, and localized demographic and population shifts, each of which could affect the demand for the specific types of real estate improvements we anticipate building. In addition, the financial success of each project depends on our ability to plan and execute the project and, in many cases, on our success in securing adequate capital to fund the development or redevelopment.

Before a project can generate any revenues, material expenditures must be incurred to acquire land, obtain governmental approvals and construct significant portions of project infrastructure and sales facilities. It generally may require several years for a development or redevelopment project, particularly a high-rise residential project, to achieve cumulative positive cash flow. If we are unable to develop and market our projects successfully and to generate positive cash flows from these operations in a timely manner, it will have a material adverse effect on us.

More specifically, in connection with the development of new projects and the redevelopment of existing projects, we will be subject to risks such as:

•	cyclical overbuilding;

•	cost overruns, including increases in the cost of materials because of increased global demand (particularly in the price of steel, lumber, wall board, copper and concrete, which are significant components of construction costs);

•	difficulties in obtaining or failures to obtain land use entitlements, occupancy and other government permits and authorizations;

•	delays because of a number of factors, including unforeseen circumstances;

•	changes in political views toward the proposed development, redevelopment or use;

•	governmental restrictions on the nature or size of a project;

•	strikes, labor disputes or supply disruptions, land use entitlements, permitting and other governmental approvals;

•	shortages of qualified trade workers and building materials;

•	development costs for projects not pursued to completion;

•	earthquakes, floods, mudslides, fires, bad weather and other acts of God;

•	design and construction defects and unforeseen or underestimated environmental and engineering problems;

•	contractor and subcontractor disputes and mechanics’ liens; and

•	lack of income until leasing or sale.

Any or all of these risks could have an adverse affect on our business, operations, cash flow and ability to increase values for our stockholders.

If we cannot obtain additional financing, we will not be able to purchase all of our acquisition projects and our growth will be limited.

We expect to use approximately $91.3 million of our net proceeds from this offering to acquire interests in 10 of our projects that are subject to pending purchase and sale contracts we will indirectly assume. However, after we apply the net proceeds from this offering as indicated in this prospectus, we will not have sufficient cash remaining to acquire the other interests in our projects that will still be subject to purchase contracts and options. As a result, our ability to fund acquisitions, including of such remaining interests, development or other capital expenditures depends on the availability to us of additional debt or equity capital. Market conditions may make it difficult to obtain financing, and we cannot assure you that we will be able to obtain additional debt or equity financing or that we will be able to obtain it on favorable terms.

Many of our redevelopment projects require municipal authorities to approve or change land use entitlements, environmental certifications pursuant to the California Environmental Quality Act and other permits to allow these projects to proceed in certain areas so that our projects comply with the land use laws in effect.

Many of our projects are proposed for redevelopment and require the City of Los Angeles and other municipal authorities to approve or change land use entitlements, environmental certifications pursuant to the California Environmental Quality Act and other permits to allow our projects to proceed. Land use laws are complex and the approval process is subject to delays, the discretion of individual municipal bodies and the political process. There is no guarantee that land use entitlements and other approvals needed for our projects to proceed will ultimately be approved. If we fail to obtain any required land use approvals or entitlements, it would harm our ability to complete certain redevelopment projects.

Our investment strategy depends on our ability to acquire small, adjacent parcels of land in order to aggregate the land into one larger property for redevelopment.

One aspect of our business is to acquire smaller, adjacent real estate parcels over time with a view toward later aggregating those smaller parcels into one large redevelopment project. We cannot assure you that we will be able to carryout this strategy successfully in all cases, or at all. We may be unable to acquire additional parcels adjacent to parcels we already own, or we may overpay for smaller parcels in anticipation of assembling a viable project. Acquiring less than all of the land we need for a particular redevelopment project will impair our ability to complete the project as planned. In addition, failure to acquire all the land needed for a particular project may ultimately result in our selling the parcels of land that we do own at a loss.

New developments, redevelopments and acquisitions may fail to perform as we expect.

We focus our business on the acquisition and redevelopment of industrial, commercial, residential and mixed-use projects. In deciding whether to acquire, develop or redevelop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based on expected sale or resale value, or occupancy and rental rates, as applicable. If the property is unable to achieve the expected resale price, or occupancy and rental rates, as applicable, depending on our investment strategy for a particular property, it may fail to perform as we expected in analyzing our investment. When we acquire a property, we often reposition or redevelop that property with the goal of increasing profitability. Our estimate of the costs of repositioning or redeveloping an acquired property may prove inaccurate. Additionally, we may acquire unimproved land properties not leased or not fully leased, and any cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is improved or more fully leased.

Our Current Operations

Customers may be unwilling or unable to purchase our condominiums at times when mortgage-financing costs are high or as credit quality declines.

The majority of the potential customers for units in our residential projects will finance their purchases through third-party lenders. In general, housing demand is adversely affected by increases in interest rates and by decreases in the availability of mortgage financing as a result of declining customer credit quality or other issues. During the last two years, residential mortgage rates have risen consistently. If mortgage interest rates continue to increase, the ability or willingness of prospective buyers to finance unit purchases may in turn be adversely affected.

We are subject to high taxes levied on California real estate, and any increases in our property taxes could adversely affect our business.

Each of our projects will be subject to real and personal property taxes. These taxes on our projects may increase as tax rates change and as the projects are assessed or reassessed by taxing authorities, and we will experience reassessments as a result of the contribution of our projects to us. In addition, owners of California property are subject to particularly high taxes. If property taxes increase, our business could be adversely affected. Moreover, the informational returns that we must file in connection with our formation transactions will cause a reassessment.

Voters in the State of California previously passed Proposition 13, which generally limits annual real estate tax increases to 2% of assessed value per annum. From time to time, various groups have proposed repealing Proposition 13, or providing for modifications such as a “split roll tax,” whereby commercial property, for example, would be taxed at a higher rate than residential property. Given the uncertainty, it is not possible to quantify the risk to us of a tax increase or the resulting financial impact of any increase, but any tax increase would reduce the amount of cash available for new investment or distribution to stockholders.

We may assume unknown liabilities in connection with the acquisition of properties.

We have entered into, been assigned and expect to enter into contracts to acquire real estate that may be subject to existing liabilities, some of which may be unknown at the time we acquire the property. Unknown liabilities might include liabilities for cleanup or remediation of environmental conditions, claims of tenants, vendors or other persons dealing with the entities prior to our acquisition of the properties (that had not been asserted or threatened prior to these acquisitions), tax liabilities and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. Our recourse with respect to such liabilities will be limited. The assumption of existing liabilities in connection with the acquisition of our properties could have a material adverse affect on our operations and our ability to develop or redevelop such properties.

We may have to sue the sellers of some of the projects for which we have contracts to purchase in order to enforce the acquisition terms of those contracts, and we cannot assure you that we will succeed in litigation.

We are currently involved in three lawsuits against sellers of projects that we have under contract to acquire. We believe the sellers of these projects have breached their obligations under the contracts to sell us the projects according to the terms of the contracts. We either initiated the lawsuits or cross-complained against these sellers to enforce our rights to purchase the particular projects. As the real estate market in Southern California remains strong, sellers may continue to breach the terms of contracts with us with the goal of selling the project to another purchaser at a higher price. To date, three projects are affected by these lawsuits which we have under contract to purchase for an aggregate price of approximately $26.7 million. While we cannot assure you that we will prevail in any of the lawsuits, we intend to vigorously seek judicial enforcement of our rights to purchase these projects. Our failure to prevail in these lawsuits could adversely affect our ability to complete planned projects, which would have an adverse affect on our operations.

We may have to seek legal remedies to remove existing tenants from projects that we have planned for redevelopment, which would increase our investment costs, decrease our profitability for those projects and delay completion of the redevelopment.

The execution of our business strategy depends on redevelopment and repositioning of some of our existing projects. Current tenants of those projects may refuse to vacate the premises to allow the redevelopment work to commence. Some tenants may have no legal right to holdover. We take legal action where appropriate to remove holdover tenants so that our projects proceed. Any negotiations or legal action with respect to current tenants of redevelopment projects would increase our costs related to the project and delay its completion.

We may make errors in determining the creditworthiness of our current or prospective tenants.

We expect that substantially all of our leasing revenues will be derived from tenants who do not have publicly available credit ratings and that a substantial majority of our leasing revenues will be derived from tenants with very limited credit histories. For some of these tenants, we expect to analyze the tenants’ credit by reviewing available financial and other data. We may misinterpret or incorrectly analyze both publicly available credit ratings and internally generated data. These mistakes may, in part, lead us to make investments we would not have otherwise made and may ultimately result in losses on one or more of our investments. Any tenant failures to make lease payments when due or tenant bankruptcies could result in the termination of the tenant’s lease and, particularly in the case of a large tenant, in material losses to us.

We depend on tenants, and their failure to pay rent could seriously harm our business, operating results and financial condition.

Our results of operations and distributable cash flow would be adversely affected if tenants are unable to pay their rent or otherwise meet their obligations to us. In the event of default by tenants, we may experience delays and incur substantial costs in enforcing our rights as landlord. In addition, at any time, a tenant of one of our projects may seek the protection of bankruptcy laws, which could result in the rejection and termination of such tenant’s lease. Upon a default, we may not be able to relet the space or to relet the space on terms that are as favorable to us as the defaulted lease. We will be an accrual basis taxpayer and will have to include in income and pay tax on rent that has accrued even though it has not been paid by a tenant. In addition, phantom income tax liability could result for our company to the extent cash profits are reinvested or expended on non-deductible items such as the payment of principal on debt. The inability to depend on tenants, their default and an inability to relet the space on reasonable terms, if at all, would adversely affect our operations and our cash flows.

Our interest in protecting and preserving the value and productivity of our real estate assets may not be aligned with the interests of our tenants, which could have an adverse effect on our business, results of operations and financial condition.

Our tenants’ interests in maximizing current production, yield and profits from their operations on our real estate assets during the terms of their respective leases may, at times, be in conflict with our interest in protecting and preserving the value and productivity of our projects. These potential conflicts could result in the deterioration of the usefulness of our projects or turnover of tenants, which in either case could adversely affect the value of our projects or our cash flows.

Our tenants may conduct activities at our projects that reduce the value of our projects.

Because we have limited control over the operations and activities of our tenants, they may conduct certain activities that damage the space they lease at our project or cause the project to be viewed in a negative light. Although we endeavor to provide contractual protections against such activities in our lease documents, our ability to control the actual activities of tenants is limited and, in the event our tenants damage our projects, we may not be able to recoup losses from them, either due to economic or contractual reasons. These activities could reduce the value of the projects in which they lease space, which could reduce the value of our investment, impair our ability to repay debt on the projects or render it more difficult for us to sell the project or re-lease the space to a different tenant, any of which would harm our operations and cash flows.

We may be unable to renew leases or find other lessees.

We are subject to the risks that, upon expiration, leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting, including the cost of required renovations, may be less favorable than expiring lease terms. As of June 30, 2006, leases representing approximately 23% of the square footage of our projects are month-to-month leases or will expire by the end of 2006, and an additional approximately 20% of the square footage of our projects was available for lease. If we were unable to promptly renew a significant number of expiring leases or to promptly relet the space covered by such leases, or if the rental rates upon renewal or reletting were significantly lower than the then current rates, our business may be harmed. Additionally, we may incur significant costs to renew expiring leases or lease vacant space. Any of these factors could cause a decline in our lease revenues, which could harm our profitability.

Our Company and Management

Our management has no prior experience operating a public company and therefore may have difficulty in successfully and profitably operating our business.

Our management operated our predecessor business as a private company and has no experience operating a public company. Managing a public company requires compliance with numerous laws and regulations that may not be applicable to a private company. As a result, we cannot assure you that we will be able to operate successfully as a public company or execute our business strategies as a public company. We are developing control systems and procedures to support a public company, which could significantly strain our management systems infrastructure, overhead and other resources. We may initially incur higher general and administrative expenses than our competitors that are managed by persons with experience operating a public company. You will be unable to fully evaluate our management’s public company abilities.

As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources and will cause us to incur significant expenses that our predecessor business did not incur as a private company. We will need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We have a near-term expectation of significant growth, and we may not be able to adapt our management and operational systems to respond to this growth, including the development and integration of new projects without unanticipated significant disruption or expense.

In order to achieve desired and planned business growth, we intend to expand our development and construction and asset and property management activities significantly. With the expected growth, we cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems, or hire and retain sufficient operational staff to manage our growth without significant operating disruptions or unanticipated costs. The projects will generate additional operating expenses. As we develop additional projects, we will be subject to risks associated with managing new projects, including tenant retention and mortgage default. In addition, new development and construction may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our senior executive officers to manage our day-to-day operations and strategic business direction. In addition, many of our senior executive officers have strong industry reputations, which aid us in identifying acquisition and borrowing opportunities, having such opportunities brought to us, and negotiating with tenants and sellers of properties. The loss of the services of these key personnel could diminish our relationships with lenders, existing and prospective tenants, property sellers and industry personnel and harm our business and our prospects.

We have entered into an agreement with each of our senior executive officers that provides him with benefits in the event his employment is terminated by us without cause, by him for good reason, or under certain circumstances following a change of control of our company.

We have entered into an agreement with each of our senior executive officers that provides him with severance benefits if his employment is terminated by us without cause, by him for good reason, or under certain circumstances following a change of control of our company. Certain of these benefits, including a related tax indemnity in favor of two of our executives, could prevent or deter a change of control of our company that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

All management rights are vested in our Board of Directors, and our stockholders have limited rights.

Our Board of Directors is responsible for our management and strategic business direction, and our senior executive officers are responsible for our day-to-day operations. Our major policies, including our policies with respect to acquisitions, leasing, financing, growth, operations, debt limitation and distributions, will be determined by our Board of Directors. Our Board of Directors may amend or revise these and other policies from time to time without a vote of our stockholders.

Risks Related to Our Organization and Structure

We have not obtained appraisals of our projects that were contributed to us by our predecessor business in connection with this offering, and the consideration given by us in exchange for them was not negotiated at arm’s length and may exceed their fair market value or the value that would have been determined by third-party appraisals.

We acquired our projects pursuant to contribution agreements and merger agreements with entities owned and controlled by our founders. We have not obtained any third-party appraisals of our projects, nor any independent third-party valuations or fairness opinions in connection with the formation transactions. The terms of the contribution agreements relating to our projects were not negotiated on an arm’s length basis. The terms of these agreements and the valuation methods used to determine the value of the projects were determined by our management team, including Messrs. Meruelo and Maddux, who will receive total consideration in the formation transactions of an estimated [•] shares of our common stock, including shares subject to forfeiture but excluding shares that we have a contingent obligation to issue, and an estimated $[•] million in cash as a result of the contributions and mergers. The value of the shares of our common stock that we will issue in exchange for the equity interests in the entities contributing our projects will increase or decrease if our common stock is priced above or below the mid-point of the range of prices shown on the front cover of this prospectus. The initial public offering price of our common stock will be determined in consultation with the underwriters based on the history and prospects for the industry in which we compete, our financial information, the ability of our management and our business potential and earning prospects, the prevailing securities markets at the time of this offering, and the recent market prices of, and the demand for, publicly-traded shares of generally comparable companies. The initial public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets. As a result, the consideration to be given in exchange by us for the entities owning our projects in the formation transactions may exceed their fair market value.

Messrs. Meruelo and Maddux will have a significant vote in certain matters as a result of their ownership interests in us following this offering.

Messrs. Meruelo and Maddux collectively will receive shares of our common stock indirectly in our formation transactions that constitute approximately [•]% of our voting stock, including shares subject to forfeiture but excluding shares that we have a contingent obligation to issue. Messrs. Meruelo and Maddux may have interests that differ from those of our public stockholders and may accordingly vote as stockholders in ways that may not be consistent with the interests of our public stockholders. This significant voting influence over certain matters submitted to our stockholders, for approval, including decisions relating to the election of our board of directors, may have the effect of delaying, preventing or deterring a change of control of our company, or could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company.

We may experience conflicts of interest with our directors and officers relating to their duties owed both to us and to the limited partners of our operating partnership, their ownership interests in our operating partnership, their interests in properties that may compete for the same tenants as our projects and the forfeiture provisions applicable to their common stock.

Our directors and officers may have conflicting duties because, in their capacities as our directors and officers, they have a duty to us and, in our capacity as general partner of our operating partnership, they have a fiduciary duty to limited partners. These conflicts of interest could lead to decisions that are not in the best interest of stockholders. Conflicts may arise when the interests of our stockholders and the limited partners of the operating partnership diverge, particularly in circumstances in which there may be an adverse tax consequence to the limited partners, such as upon the sale of certain projects contributed to our operating partnership or the repayment of indebtedness below certain levels.

We may experience conflicts of interest with several members of our senior management team who have or may become limited partners in our operating partnership through the receipt of LTIP units granted under our 2006 Equity Incentive Plan. See “Management—2006 Equity Incentive Plan.”

Messrs. Meruelo and Maddux own interests in projects that will not be contributed to us. These executive officers currently intend to retain their interests in these properties. We may experience conflicts of interest with these members of our senior management team to the extent that these properties compete for the same tenants or customers as our properties or divert their attention away from our business.

Entities controlled by Messrs. Meruelo and Maddux will receive certain shares of common stock in the formation transactions that will be subject to forfeiture until the 10th anniversary of the closing of this offering in the event we sell any of our initial projects other than Alameda Square and recognize the built-in taxable income we will have as a result of the formation transactions other than any built-in taxable income of the Alameda Square project. The maximum number of shares subject to forfeiture is a number of shares having a value of $[•] million based on the midpoint price per share shown on the cover of this prospectus (subject to proportionate decrease to the extent that the initial public offering price per share is less than the midpoint price). In addition, the entities controlled by Mr. Meruelo are entitled to additional shares of common stock from us in the event we dispose of all or a portion of the Alameda Square project before the 10th anniversary of the closing of this offering for an amount in excess of $170 million. The amount of shares we must issue is a number of shares having a value equal to 50% of the amount by which the gross proceeds from the disposition exceeds $170 million up to a maximum amount of $70 million, less imputed interest thereon which will be paid to the contributors in cash. For purposes of the foregoing forfeiture provisions, the common stock will be valued at the per share initial public offering price, and for purposes of the contingent issuance obligations, the common stock will be valued at the greater of the per share initial public offering price and the then prevailing market value. As both executive officers and directors of our company, Messrs. Meruelo and Maddux may influence us not to sell or refinance certain projects, even if such a sale or refinancing might be financially advantageous to our stockholders, or to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not be in our best interest. Similarly, Messrs. Meruelo and Maddux may influence us to sell Alameda Square, even if such a sale might not be in our best interest.

We are subject to corporate income tax, which may reduce the amount of funds we have to invest and to pay to you as dividends and which exposes our stockholders to potential double taxation with respect to any dividends we pay.

We are taxed as a regular C corporation for federal income tax purposes. As a result, our earnings are subject to “double taxation,” or taxation at both the corporate and stockholder levels. Our taxable income is subject to the federal corporate income tax, which is 35% currently. We are also subject to state and local corporate income taxes. In addition, dividends paid to our stockholders will be subject to income tax and will generally be eligible to be taxed as qualified dividend income at a current maximum rate of 15% in the hands of individual stockholders. Conversely, REITs are not generally subject to “double taxation.” A REIT is not subject to a corporate-level federal income tax to the extent that it currently distributes its taxable income. Although dividends paid to REIT stockholders are generally not eligible for the lower income tax rate on qualified dividend income, the earnings of a REIT that are distributed to its stockholders will be subject to less total federal income taxation than earnings of a C corporation that are distributed to its stockholders net of the corporate-level income tax.

As a result of the contributions and mergers, we will have substantial built-in taxable income in our assets immediately after the formation transactions. The contributors have agreed that, until the 10th anniversary of the consummation of this offering, a number of shares of the common stock we will issue to the contributors in the contributions and the mergers will be subject to forfeiture in the event we recognize federal or state tax on any of the built-in taxable income in the contributed assets, other than any built-in taxable income of the Alameda Square project. The amount of shares the contributors will forfeit is a number of shares having a value equal to the federal income tax we owe on the recognized built-in taxable income (valuing the common stock for this purpose at the per share initial public offering price for each forfeited share, as an adjustment to the contribution value received by the contributors), up to a maximum of [•] which equates to $[•] million shares. The $[•] maximum forfeiture amount is the estimated tax on the portion of the built-in taxable income of our company as a result of the formation transactions that is allocable to the estimated [•]% of our company that will be sold to the public in this offering and that we expect to recognize during the 10-year period beginning with the closing of this offering. The maximum forfeiture amount was determined based on the midpoint of the range of the initial public offering price, and is subject to decrease proportionately to the extent that the actual per share initial public offering price in this offering is lower than the midpoint price. The estimated maximum tax liability during the next 10 years described above is based on our current intent to dispose of approximately 24 of our initial projects (including the Alameda Square project) that are commercial, for-lease projects only through deferred like-kind exchanges. The inherent tax liability in these 24 projects that is allocable to the estimated percentage ownership in our company of the investors in this offering (and that is not covered by the forfeitable shares described above) is $[•] million, based on the midpoint of the initial public offering price range on the cover of the prospectus. The federal, state and local income taxes we pay on our earnings, including the tax on the $[•] million of inherent gain in the assets contributed to us in our formation transactions (if and when we sell those assets), will reduce the funds we have to invest and to pay to you as dividends.

Unlike a REIT, we are not required to distribute our taxable income to our stockholders, and as a result you may receive less distributions from our shares than if we were a REIT.

A REIT is required to distribute 90% of its taxable income each year to maintain its REIT status under the Internal Revenue Code (the “Code”), and 100% of its taxable income and capital gains to avoid federal corporate income tax. As a C corporation, we are not required by the Code to distribute any of our earnings to you. Consequently, you may receive less income from dividends because we are organized as a C corporation rather than as a REIT.

We are a holding company with no direct operations and will rely on funds received from our operating partnership to pay liabilities.

We are a holding company and conduct all of our operations through our operating partnership. We do not have, apart from our ownership of our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any dividends we might declare on our common stock. We will also rely on distributions from our operating partnership to meet our debt service and other obligations, including tax liability on taxable income allocated to us from our operating partnership (which might not make distributions to the company equal to the tax on such allocated taxable income). The ability of subsidiaries of the operating partnership to make distributions to the operating partnership, and the ability of our operating partnership to make distributions to us in turn, will depend on their operating results and on the terms of any loans that encumber the projects owned by them. Such loans may contain lockbox arrangements, reserve requirements, financial covenants and other provisions that restrict the distribution of funds. In the event of a default under these loans, the defaulting subsidiary would be prohibited from distributing cash.

In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

After giving effect to this offering and the formation transactions, we will own an estimated         % interest in the operating partnership, which may, in connection with our acquisition of additional properties or otherwise, issue additional common units of limited partnership interest. Such issuances would reduce our ownership in our operating partnership. Because you will not directly own common units of limited partnership interest of the operating partnership, you will not have any voting rights with respect to any such issuances or other partnership level activities of the operating partnership.

Some provisions of our certificate of incorporation and bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

Some of the provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares at a premium over the then market price. Our certificate of incorporation and bylaws provide that:

•	vacancies on our Board of Directors may only be filled by the remaining directors;

•	only the Board of Directors can change the number of directors;

•	our directors may adopt, amend or repeal any of our bylaws;

•	the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required for stockholders to adopt, amend or repeal any of our bylaws;

•	there is no cumulative voting for directors;

•	our stockholders are not permitted to act by written consent; and

•	stockholders must comply with advance notice procedures to make proposals to be brought before stockholder meetings, including nominations of persons for election to the Board of Directors.

In addition, our certificate of incorporation authorizes the Board of Directors to issue up to 50 million shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which will be determined at the time of issuance by our Board of Directors without further action by the stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock will be outstanding upon the closing of this offering, and we have no present plans to issue any additional preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control of our company.

Finally, we are also subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder.

The provisions of our certificate of incorporation and bylaws, described above, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if these events would be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in stockholders’ best interests.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the extent permitted by Delaware law. In addition, our charter limits the liability of our directors and officers for money damages, except for liability resulting from any breach of the duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or any transaction in which an improper personal benefit was derived.

Our bylaws require us to indemnify each director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist.

If our operating partnership were to be classified as a “publicly-traded partnership” under the Code, our ability to pay distributions to our stockholders could be adversely affected.

Our operating partnership is organized as a partnership for federal income tax purposes. Even though our operating partnership will not elect to be treated as an association taxable as a corporation, it may be taxed as a corporation if it is deemed to be a “publicly-traded partnership” that fails to meet a certain gross income “safe harbor.” A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are considered readily tradable on a secondary market or the substantial equivalent thereof. In general, for so long as the operating partnership has fewer than 100 partners, publicly-traded partnership status will be avoided. Moreover, we believe and currently intend to take the position that our operating partnership should not be classified as a publicly-traded partnership because interests in our operating partnership are not traded on an established securities market or the substantial equivalent thereof, and we, as general partner of the operating partnership, in good faith and in consultation with, and in reliance on the advice of, our tax professionals, will, as required, use reasonable commercial efforts to impose time delay restrictions as to the effective date of any redemption of interests in our operating partnership to avoid publicly-traded partnership status. No assurance can be given, however, that the Internal Revenue Service would not assert that our operating partnership constitutes a publicly-traded partnership, or that facts and circumstances will not develop which could result in our operating partnership being treated as a publicly-traded partnership. If the Internal Revenue Service were to assert successfully that our operating partnership is a publicly-traded partnership, and substantially all of our operating partnership’s gross income did not consist of the specified types of passive income, our operating partnership would be treated as an association taxable as a corporation and would be subject to corporate tax at the entity level. In such event, the imposition of a corporate tax on our operating partnership could reduce the amount of cash available for distribution to our company and to you. However, provided the company and the operating partnership were able to be consolidated for federal income tax purposes, this result would generally be avoided. Likewise, to the extent the company qualifies for the federal dividends received deduction with respect to any dividends from the operating partnership, such federal income tax effects would be minimized. See “U.S. Federal Income Tax Considerations—Taxation of the Operating Partnership.”

Risks Related to the Real Estate Industry

Our real estate investments are relatively illiquid and their values may decline.

Real estate investments are relatively illiquid. Therefore, we will be limited in our ability to reconfigure our real estate portfolio in response to economic changes. We may encounter difficulty in disposing of projects when tenants vacate either at the expiration of the applicable lease or otherwise. If we decide to sell any of our projects, our ability to sell these projects and the prices we receive on their sale will be affected by the number of potential buyers, the number of competing properties on the market and other national and local economic and market conditions, as well as whether the project is leased and if it is leased, the terms of the lease. Our ability to sell these projects may also depend on changes in interest rates and in the availability, cost and terms of debt financing as well as ongoing need for capital improvements, particularly in older buildings. As a result, we may be unable to sell our projects for an extended period of time without incurring a loss. We may be required to expend funds to correct defects or make improvements before a project can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements and as a result our ability to sell the property could be limited.

The costs of compliance with or liabilities under environmental laws may harm our business.

Our projects may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous or toxic substances on the property. We may face liability regardless of:

•	our knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination of the property.

We or our predecessor business have conducted or have considered preliminary environmental assessments at most of our projects and intend to conduct these assessments in connection with future property acquisitions. There may be unknown or underestimated environmental problems associated with our projects. Most of our projects are on or are adjacent to or near other properties upon which others, including former owners or operators or tenants of the properties, have engaged in or may in the future engage in activities that may release petroleum products or other hazardous or toxic substances. For instance, some of our projects are at locations where former businesses conducted industrial and other operations that involved the use of hazardous or toxic substances or petroleum products or generated hazardous waste. Some projects contain, or in the past may have contained, underground tanks for the storage of petroleum products or other hazardous or toxic substances. Such operations create a potential for the release of petroleum products or other hazardous or toxic substances. If environmental contamination exists on our projects, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest. Certain projects have on-going assessment efforts or have not yet fully identified or quantified environmental contamination or potential clean-up costs. The presence of or contamination resulting from petroleum products, hazardous or toxic substances on a project or the failure to properly remediate them may cause a decline in the value of that property and may adversely affect our ability to develop, sell or rent our projects, and we may incur substantial remediation or increased development costs. In addition, persons exposed to petroleum products, hazardous or toxic substances may sue for personal injury damages.

We must also comply with a variety of local, state and federal environmental statutes, ordinances, rules and regulations affecting the building and land development process, including with respect to petroleum products, hazardous or toxic substances, endangered species, air quality and water supply, biology, archeology and other potential environmental impacts or effects. These environmental laws sometimes result in delays, cause us to incur additional costs, or severely restrict land development and building activity in environmentally sensitive regions or areas. For example, the presence of hazardous or toxic substances on our projects may limit a project’s use or prevent us from selling residential units or for-sale commercial units, and we may also be liable, under applicable laws and regulations or lawsuits brought by governmental and private parties, for hazardous or toxic substances on projects that we have sold in the past.

Our projects may contain or develop harmful mold or contain asbestos or lead, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected project, which would reduce our operating results. In addition, the presence of significant mold could expose us to liability from our tenants, their guests, employees of ours or of our construction contractors, purchasers of our projects and others if property damage or health concerns arise.

Environmental laws also govern the presence, maintenance and removal of asbestos and lead-based paint. For instance, laws require that owners or operators of buildings containing asbestos (1) properly manage and maintain the asbestos, (2) notify and train those who may come into contact with asbestos and (3) undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. In addition, lead-based paint must also be managed and abated according to the laws. Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements. These laws may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers or lead.

Future terrorist attacks in the United States, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of terrorism or war, whether in the United States or abroad, may result in declining economic activity and reduced demand for our projects.

A decrease in demand would make it difficult for us to renew or re-lease our projects at lease rates equal to or above historical rates. Terrorist activities also could directly impact the value of our projects through damage, destruction or loss. To the extent that our tenants are impacted by future attacks, their businesses similarly could be adversely affected, including their ability to continue to honor obligations under their existing leases. These types of events also may adversely affect the markets in which our securities trade. Any one of these events may cause a decline in the demand for real estate, delay the time in which our new, renovated or redeveloped projects reach stable occupancy, increase our operating expenses due to increased physical security and insurance costs for our projects and limit our access to capital or increase our cost of raising capital.

We may experience uninsured and underinsured losses.

We intend to maintain comprehensive insurance on each of our projects, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained in the industry. There are no assurances that such coverage will be available at reasonable rates. Various types of catastrophic losses, like earthquakes, hurricanes and floods, environmental or pollution damage and losses from terrorist activities, may not be insurable or may not be economically insurable or may be subject to insurance coverage limitations, such as large deductibles or co-payments. We do not expect to obtain terrorism insurance on our projects because it is costly. Future lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the projects securing the affected loan in relation to the balance of the loan, a default could have a material adverse effect on us.

All of our projects are located in Southern California, an area especially subject to earthquakes, and we do not carry any earthquake insurance. Because most of our projects are located within downtown Los Angeles, an earthquake there could materially damage, destroy or impair the use by tenants of all of these projects or harm our ability to develop, redevelop or sell affected projects. A catastrophic earthquake centered in the downtown area of Los Angeles could harm our business as a consequence of property damage sustained in the earthquake, the negative impact thereof on the local economy, or both.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a project, as well as the anticipated future revenue from that particular project. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the project. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a project after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed project.

We are subject to substantial legal and regulatory requirements including compliance with fire, safety and other regulations regarding the development, redevelopment and operation of our projects and the protection of the environment, which may require us to make unintended expenditures, and some regulations could prohibit or restrict some projects.

Our development and redevelopment business will be heavily regulated and subject to increasing local, state and federal statutes, ordinances, rules and regulations concerning zoning, resource protection, environmental impacts, building design, construction and similar matters. These regulations often provide broad discretion to governmental authorities that regulate these matters, which can result in unanticipated delays or increases in the cost of a specified project or a number of projects in particular markets. In addition, we are subject to laws and regulations related to workers’ health and safety. We generally are required to obtain permits, entitlements and approvals from local authorities to commence and complete our development and construction projects. Such permits, entitlements and approvals may, from time-to-time, be opposed or challenged by local governments, neighboring property owners or other interested parties, adding delays, costs and risks of non-approval to the process. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning, building standards and environmental compliance. Our obligation to comply with the laws and regulations under which we operate, and our obligation to ensure that our employees, subcontractors and other agents comply with these laws and regulations, could delay our projects, cause us to incur substantial costs and prohibit or restrict our proposed projects.

Our business is conducted in California, which is one of the most highly regulated and litigious states in the country. Therefore, our potential exposure to losses and expenses due to new laws, regulations or litigation may be greater than other real estate companies with a less significant California presence.

In addition, our projects are subject to various covenants and other federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Local regulations, including municipal or local ordinances and zoning restrictions may restrict the use of our projects and may require us to obtain approval from local officials or community standards organizations at any time with respect to our projects, including prior to undertaking renovations of any of our existing projects or acquiring a new project. If we fail to comply with various requirements, we might incur governmental fines or private damage awards. These regulations may impose additional costs and delays, which could adversely affect us. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures.

Compliance with the Americans with Disabilities Act of 1990 may require us to make unintended expenditures.

Under the Americans with Disabilities Act of 1990, or ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws may also require modifications to our projects or restrict certain further renovations of the projects, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and an order to correct any non-complying feature, which may require substantial capital expenditures. We have not conducted an audit or investigation of all of our projects to determine our compliance, and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our projects is not in compliance with the ADA or other legislation, then we would be required to incur additional costs to bring the project into compliance.

Risks Related to this Offering

The market price and trading volume of our common stock may be volatile following this offering, adversely affecting our stockholders.

Even if an active trading market develops for our common stock, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or payment of dividends, or the lack thereof;

•	changes in our earnings estimates;

•	redemptions of common units of our operating partnership for cash, or at our option, for shares of common stock;

•	adverse market reaction to any increased indebtedness that we may incur in the future;

•	future issuances of our common or preferred stock;

•	publication of research reports about us or the real estate industry;

•	additions or departures of key management personnel;

•	changes in market valuations of similar companies; or

•	general market and economic conditions.

An active trading market for our common stock may not develop, and broad market fluctuations could negatively impact the market price of our stock.

We will apply for listing on The Nasdaq Global Market™ to be effective upon the completion of this offering. We cannot assure you that our listing application will be accepted or that, if accepted, an active trading market for our common stock will develop after the offering or, if one does develop, that it will be sustained.

The stock market has experienced price and volume fluctuations that have affected the market prices of many companies in industries similar or related to ours and may have been unrelated to operating performances of these companies. These broad market fluctuations could reduce the market price of our common stock.

Our management has broad discretion to determine the specific use of the net offering proceeds, and the use of proceeds may not increase our revenues or market value.

As of the date of this prospectus, we have broadly characterized the amount of the net proceeds of this offering that will be used for the various purposes described under “Use of Proceeds.” Our management will have considerable discretion in the specific application of the net proceeds within the functional area to which it is allocated, may apply the net proceeds in ways other than those we currently expect, and may apply the net proceeds in ways that may not increase our revenues or our market value. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds of this offering are being used appropriately.

Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, senior or subordinated notes and series of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Future sales of our common stock could have an adverse effect on our stock price.

Immediately after the closing of this offering, there will be an estimated [•] shares of our common stock outstanding (including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue) and [•] LTIP units in our operating partnership outstanding. We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price of our common stock. When the lock-up agreements entered into by our directors and officers expire, such directors and officers will be able to sell an aggregate total of [•] shares of our common stock. Sales of substantial numbers of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. We may issue from time to time additional common stock or common units of our operating partnership convertible into common stock in connection with the acquisition of properties, and we may grant additional demand or piggyback registration rights in connection with these issuances.

If you purchase common stock in this offering, you will experience immediate dilution.

The initial public offering price of our common stock is higher than the net tangible book value per share of our common stock outstanding upon completion of the offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $[•] in the net tangible book value per share of common stock. This means that investors that purchase shares in this offering will pay a price per share that exceeds the per share net tangible book value of our assets. See “Dilution.”

In the event we are unable to pay dividends, the market price of our common stock would likely decline. We may also elect to retain profits for future operations, which could reduce returns to stockholders and the market price of our common stock.

Any dividends will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, and other factors that our Board of Directors may deem relevant from time to time. We cannot assure you that we will be able to pay any dividends. Our ability to pay dividends to our stockholders is based on many factors, including:

•	our ability to complete our projects on favorable terms or at all;

•	our success in negotiating favorable lease terms;

•	our tenants’ ability to perform under their leases; and

•	the other risks in this prospectus.

We also cannot assure you that, in the event we pay dividends, the level of our dividends will increase over time or that the receipt of rental revenue in connection with future acquisitions of properties will increase our cash available for dividends to stockholders. Our Board may elect to retain any profits from operations to fund future operations and growth of the business. In the event of defaults or lease terminations by our tenants, lease payments could decrease or cease, which would result in a reduction in cash available for dividends to our stockholders. Also because we are not a REIT, we must pay corporate income tax, which will reduce funds that are available to pay dividends to our stockholders. In the event we are unable or elect not to pay dividends, the market price of our common stock would likely decline.

Risks Related to Our Debt Financings

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate or develop our projects or to pay any dividends to our stockholders and may expose us to the risk of default under our debt obligations.

We expect to incur substantial debt in connection with future acquisitions of properties.

Our future level of debt and the limitations imposed on us by our future debt agreements could have significant adverse consequences, including the following:

•	we may be required to use a substantial portion of our cash flow from operations to pay principal and interest, which reduces the amount available for development or acquisition of projects and to pay dividends to our stockholders;

•	we may be at a competitive disadvantage compared to our competitors that have less debt;

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms;

•	we may be unable to refinance our indebtedness at maturity or may find that the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a portion of our debt may bear interest at variable rates, an increase in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our projects, possibly on disadvantageous terms;

•	we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;

•	we may violate restrictive covenants in our loan documents or otherwise default on our obligations, which would entitle the lenders or mortgagees to accelerate our debt obligations, collect additional fees and interest and foreclose on our projects that secure their loans and receive an assignment of lease payments; and

•	our default under any mortgage loan or other debt with cross-default or cross-collateralization provisions could result in default on other indebtedness or result in the foreclosures of other projects we own.

If the economic performance of any of our projects declines, our ability to service our debt could be adversely affected.

Our organizational documents contain no limitations on the amount of indebtedness we may incur.

Our charter and bylaws do not limit the amount of indebtedness that we or our operating partnership may incur. In addition, we do not have a policy limiting the amount of debt that we may incur, although we intend to limit our total debt-to-total assets (using the undepreciated cost of our total cost, which, in the case of our initial projects, is the contribution value) ratio to 60% to 70%. Accordingly, our management and Board of Directors have discretion to increase the amount of our outstanding debt at any time without approval by our stockholders. If we become highly leveraged, we may experience difficulty in obtaining additional financing based on our current portfolio, refinancing existing debt on favorable terms or at all or repaying our outstanding indebtedness. In addition, the terms of any credit facility we may obtain in the future may require us to maintain certain leverage ratios that may limit the amount of indebtedness that we may incur. Failure to obtain additional financing could impede our ability to grow and develop our business. Our leverage levels also may adversely affect the market value of shares of our common stock if an investment in our company is perceived to be more risky than an investment in our peers.

Mortgage debt obligations expose us to increased risk of property losses.

Incurring mortgage debt increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds.

As we execute our business plan, we will assume mortgage indebtedness or incur substantial new mortgage indebtedness with respect to properties that we own or in connection with property acquisitions. Our default under any one of our mortgage debt obligations may increase the risk of our default on our other indebtedness.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains various “forward-looking statements.” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. Statements regarding the following subjects may be impacted by a number of risks and uncertainties:

•	our business and investment strategy;

•	our projected results of operations;

•	completion of any pending acquisitions, including our successful acquisition of properties subject to build-to-suit contracts, executory purchase contracts in litigation or purchase options;

•	our ability to use the proceeds of this offering effectively and manage our anticipated growth;

•	our proposed development and redevelopment of our projects and our uses of projects after such development or redevelopment;

•	our ability to obtain land use entitlements;

•	our ability to obtain future financing arrangements;

•	our statements relating to future dividends;

•	our understanding of our competition and our ability to compete effectively;

•	market and industry trends in the United States;

•	projected capital and operating expenditures (including projected redevelopment costs);

•	state of the real estate industry, particularly with respect to commercial, residential and mixed-use projects;

•	availability and creditworthiness of current and prospective tenants;

•	interest rates; and

•	lease rates and terms.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Projects”;

•	general volatility of the capital markets and the lack of a public market for our common stock;

•	changes in our business and investment strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	perception of the commercial and residential subsegments of the real estate industry;

•	changes in supply and demand dynamics within the commercial and residential subsegments of the real estate industry;

•	availability of purchasers of our projects;

•	change in costs associated with development or redevelopment and repositioning of projects;

•	changes in interest rates;

•	changes in applicable laws and regulations (including land use entitlement processes);

•	changes in political climates that may affect our proposed development and redevelopment projects;

•	state of the general economy and the greater Los Angeles economy in which our projects are located; and

•	the degree and nature of our competition.

We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise.

Market Data

Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources and from research reports prepared for other purposes. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward-looking statements in this prospectus.

CAPITALIZATION

The following table sets forth:

•	The actual capitalization of our predecessor as of June 30, 2006; and

•	Our capitalization, as adjusted to give effect to the completion of the formation transactions, our acquisition of interests in 10 of our projects subject to pending purchase and sale agreements we will indirectly assume, the sale of [•] shares of common stock in this offering at $[•] per share (the mid-point of the offering price range on the cover of this prospectus), net of the underwriting discount and expenses paid by us in connection with this offering and the grant of LTIP units and shares of restricted common stock to members of our senior management, other employees, consultants and non-employee directors.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical predecessor audited and unaudited financial statements and unaudited pro forma financial information and related notes appearing elsewhere in this prospectus.

	As of June 30, 2006
	Predecessor Historical	As Adjusted
	(Unaudited)
Long-term debt	$463,338	$
Minority interest in operating partnership	—		(1)
Contributors’ Deficit/Stockholders’ Equity:
Preferred stock, $.01 par value per share, 50,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $.01 par value per share, 200,000,000 shares authorized, [•] shares issued and outstanding, actual; [•] shares issued and outstanding, as adjusted	—		(2)
Contributors’ Common Stock and additional paid in capital	$11,667
Affiliate note receivable	$(23,064)
Retained earning (deficit)	$(22,472)

Total equity (deficit)	$(33,870)

Total capitalization	$429,468	$

(1)	Minority interest includes [•] LTIP units issued under the 2006 Equity Incentive Plan.
(2)	The common stock outstanding as shown includes (A) shares of our common stock to be issued in connection with our formation transactions (including [•] shares subject to forfeiture, but excluding [•] shares that we will have a contingent obligation to issue) and (B) [•] shares of our restricted common stock to be issued to certain of our employees and our non-employee directors.

DILUTION

Purchasers of our common stock will experience an immediate and significant dilution to the extent of the difference between the offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of June 30, 2006 was $[•] per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of our common stock immediately thereafter. After giving effect to the formation transactions and the sale of [•] million shares of common stock offered under this prospectus at $[•] per share (the mid-point of the offering price range on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, the pro forma net tangible book value as of June 30, 2006 is $[•] per share of common stock. This represents an immediate increase in net tangible book value to the contributors, which are all affiliates of Messrs. Meruelo and Maddux of $[•], and an immediate dilution in net tangible book value for investors in this offering of $[•] per common share from the offering price of $[•] per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock	$	[	•]
Net tangible book value per share of common stock prior to this offering and the formation transactions (1)	$	[	•]
Pro forma net tangible book value per share of common stock after this offering but before the formation transactions	$	[	•]
Decrease in pro forma net tangible book value per share of common stock attributable to the formation transactions (2)	$	[	•]
Pro forma net tangible book value per share of common stock after this offering and the formation transactions (3)	$	[	•]
Dilution in pro forma net tangible book value per share of common stock to new investors (4)	$	[	•]

(1)	Historical net tangible book value per share is determined by dividing net tangible book value as of June 30, 2006 (net book value of the tangible assets consists of total assets less total liabilities) by the number of shares of common stock outstanding prior to this offering and the formation transactions.
(2)	Determined by dividing the difference between (a) the pro forma net tangible book value after this offering but before the formation transactions and (b) the pro forma net tangible book value after this offering and the formation transactions, by the sum of (i) [•] shares of common stock issued in this offering, (ii) [•] shares of common stock issued in connection with our acquisition of our projects (including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue), and (iii) [•] LTIP units and shares of restricted common stock to be issued under the 2006 Equity Incentive Plan.
(3)	Determined by dividing pro forma net tangible book value of approximately $[•] by the sum of [•] shares of common stock (which includes [•] shares of restricted stock issued under our 2006 Equity Incentive Plan) and [•] shares of common stock issuable by us upon redemption of LTIP units that, subject to certain other conditions, may be converted into common units.
(4)	Determined by subtracting pro forma net tangible book value per share of common stock after this offering and the formation transactions from the assumed offering price paid by a new investor for a share of common stock.

DIVIDEND POLICY

We are a newly formed company and have never paid a cash dividend. We intend to retain capital to invest in our projects, service our debt, acquire new projects and pay our operating expenses. However, we expect that our Board of Directors will establish a policy of paying regular dividends. Any determination to pay regular quarterly cash dividends to our stockholders will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. For a more complete discussion of the tax treatment of dividends to our stockholders, see “U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders — Dividends.” We cannot assure you (i) when or whether our Board of Directors will declare dividends in the future or (ii) of the amount of any dividends that may be declared in the future.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of [•] shares of our common stock in this offering will be approximately $[•] million, after deducting the underwriting discount of approximately $[•] million and estimated offering expenses of approximately $[•] million that we expect to pay in connection with this offering. We will contribute the net proceeds of this offering to our operating partnership in exchange for common units of limited partnership interest.

The underwriters have an option to purchase up to an additional [•] shares of our common stock in this offering, less the underwriting discount, within 30 days after the date of this prospectus solely to cover over-allotments, if any.

We expect our operating partnership will use the net proceeds as follows:

•	approximately $180.9 million to pay off approximately $178.5 million in principal amount of 53 separate mortgage debt instruments secured by the projects we will acquire in the formation transactions and approximately $2.4 million in related accrued interest and penalties (please refer to “Our Business and Projects – Mortgage Debt” for information about such debt, including maturity dates and interest rates);

•	approximately $170.6 million to payoff $150.0 million in principal amount of debt of our predecessor business under the revolving credit facility with CalPERS and approximately $20.6 million in related current and accrued deferred interest, which facility will be terminated (the facility matures on February 12, 2010 and bears current interest at 6.5% annually with an accrued and deferred interest rate of an additional 11.5% payable at maturity or asset disposition);

•	approximately $4.6 million to pay off principal and accrued interest on a note due December 31, 2006 and bears current interest at 9.5% annually held by Mr. Meruelo who advanced funds to our predecessor business for development activities;

•	approximately $[•] million to fund the cash portion of the contribution value of the entities owning our projects, which cash is approximately equal to the taxes the contributors and their owners will owe as a result of the formation transactions and the cash payment itself and which cash will reduce the number of shares of common stock the contributors would have otherwise received in the formation transactions;

•	approximately $91.3 million to fund the cash portion of the purchase price for interests in 10 of our projects subject to pending purchase and sale contracts we will indirectly assume; and

•	the remaining portion, including approximately $[•] million of additional net proceeds as a result of the exercise of the over-allotment option by the underwriters, if any, for working capital purposes, including (a) funding the costs of redeveloping our portfolio, (b) funding our acquisition of additional interests in our projects under purchase rights we will indirectly assume or other projects that we may identify in the future, and (c) for other general purposes.

Pending the use of any cash proceeds, we intend to invest the net proceeds temporarily in interest-bearing, short-term investment-grade securities, money-market accounts or checking accounts. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations. These investments are expected to provide a lower return than we expect to achieve from our intended investment in our development and redevelopment projects.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

	Six Months ended June 30, (unaudited)			Year ended December 31,
	Pro Forma Consolidated	Historical Combined		Pro Forma Consolidated	Historical Combined
	2006	2006	2005	2005	2005	2004	2003	2002	2001
				(unaudited)				(unaudited)	(unaudited)
Revenue:
Rental income	$10,623,649	$10,623,649	$7,621,888	$16,525,986	$16,525,986	$11,835,818	$8,068,350	$7,331,431	$7,269,375
Management fees	75,000	210,200	126,700	150,000	602,200	142,000	138,000	135,000	132,000
Other income	169,137	169,137	332,460	792,982	792,982	627,929	173,084	320,318	277,625

	10,867,786	11,002,986	8,081,048	17,468,968	17,921,168	12,605,747	8,379,434	7,786,749	7,679,000
Expenses:
Rental expenses	3,898,442	3,898,442	3,178,459	7,673,683	7,673,683	5,089,380	3,432,687	2,987,483	3,191,336
Interest expense	1,713,489	13,303,894	7,232,796	3,426,979	15,831,556	6,187,563	2,650,499	2,856,447	3,935,162
Depreciation and amortization	2,361,323	2,361,323	1,365,224	3,161,551	3,161,551	1,987,090	1,344,020	1,310,840	1,425,434
General and administrative	2,503,680	2,503,680	1,408,139	4,221,711	4,221,711	1,934,610	932,717	880,310	708,895

	10,476,934	22,067,339	13,184,618	18,483,924	30,888,501	15,198,643	8,359,923	8,035,080	9,260,827

Operating (loss) income	390,852	(11,064,353)	(5,103,570)	(1,014,956)	(12,967,333)	(2,592,896)	19,511	(248,331)	(1,581,827)
Interest income on affiliate notes receivable	591,604	2,251,998	1,083,241	1,183,208	2,942,213	—	—	—	—

(Loss) income from continuing operations	982,456	(8,812,355)	(4,020,329)	168,252	(10,025,120)	(2,592,896)	19,511	(248,331)	(1,581,827)
Discontinued operations:
Gain on sale of real estate	1,328,755	1,328,755	—	—	—	3,183,276	—	(58,119)	(307,395)

Net income (loss) before income taxes	2,311,211	(7,483,600)	(4,020,329)	168,252	(10,025,120)	590,380	19,511	(306,450)	(1,889,222)
Provision for income taxes	947,597	—	—	68,983	—	—	—	—	—

Net income (loss)	$1,363,614	$(7,483,600)	$(4,020,329)	$99,269	$(10,025,120)	$590,380	$19,511	$(306,450)	$(1,889,222)

Balance Sheet Data (at period end):
Investments in real estate	539,275,198	447,932,215	222,749,664		407,648,830	122,189,958	64,668,785	48,750,723	47,682,826
Total assets	556,532,694	462,117,674	244,325,651		427,352,334	125,809,779	66,753,057	50,473,274	49,569,010
CalPERS and mortgages notes	134,823,357	463,337,533	244,653,951		431,141,298	109,406,416	58,749,998	45,380,964	46,568,546
Total liabilities	140,784,925	495,987,635	257,205,271		449,733,281	119,206,545	68,740,202	52,895,547	51,684,833
Owners’ equity (deficit)	415,747,769	(33,869,961)	(12,879,620)		(22,380,947)	6,603,234	(1,987,145)	(2,422,273)	(2,115,823)
Total liabilities and stockholders’ / owners equity	556,532,694	462,117,674	244,325,651		427,352,334	125,809,779	66,753,057	50,473,274	49,569,010
Other Data:
EBITDA	6,386,023	8,181,617	4,577,691	6,756,782	8,967,987	8,765,033	4,014,030	3,860,837	3,471,374
Cash flows from:
Operating activities		(9,303,561)	(8,467,537)		(17,169,743)	(1,898,991)	1,627,211	1,711,096	(662,002)
Investing activities		(29,256,906)	(96,987,592)		(276,181,138)	(56,110,430)	(16,745,012)	(2,303,145)	481,145
Financing activities		30,280,516	119,420,808		301,852,466	58,814,918	15,250,151	629,013	199,454
Reconciliation of EBITDA to Net Loss:
Net income (loss)	$1,363,614	$(7,483,600)	$(4,020,329)	$99,269	$(10,025,120)	$590,380	$19,511	$(306,450)	$(1,889,222)
Plus:
Interest expense	1,713,489	13,303,894	7,232,796	3,426,979	15,831,556	6,187,563	2,650,499	2,856,447	3,935,162
Depreciation and amortization	2,361,323	2,361,323	1,365,224	3,161,551	3,161,551	1,987,090	1,344,020	1,310,840	1,425,434
Provision (Benefit) for income taxes	947,597	—	—	68,983	—	—	—	—	—

EBITDA	$6,386,023	$8,181,617	$4,577,691	$6,756,782	$8,967,987	$8,765,033	$4,014,030	$3,860,837	$3,471,374

(1)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe it is a useful financial performance measure for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with generally accepted accounting principles in the United States of America, or GAAP. We use EBITDA to measure the financial performance of our operating properties because it excludes expenses such as depreciation and amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from property to property based on a variety of factors unrelated to the properties’ financial performance, we can more accurately assess the financial performance of our properties. Under GAAP, real estate properties are recorded at historical cost at the time of acquisition and are depreciated on a straight line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of properties unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

(2)	Meruelo Maddux Properties Predecessor (Predecessor) is not a legal entity but rather a combination of entities and operations whose common control owners are Richard Meruelo, Maria Meruelo and John Charles Maddux.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the combined financial statements of our predecessor, MMP, and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. Statements included below that are not historical may be forward-looking statements, including information concerning development timing and investment amounts. See “Special Note Regarding Forward-Looking Statements.” These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Although the information is based on our current estimations, actual results could vary. You are cautioned not to place undue reliance on this information. For a discussion of important risks related to our business, and an investment in our common stock, see the discussion under the caption “Risk Factors” above and under the caption “Factors That May Influence Future Results of Operations” below. References in the discussion below to “we,” “our,” “us” or “our company” on a historical basis refer to our predecessor, Meruelo Maddux Properties, and on a pro forma basis giving effect to the offering and formation transactions refer to Meruelo Maddux Properties, Inc. and its direct and indirect subsidiaries.

Overview and Background

Meruelo Maddux Properties, Inc. was organized on July 5, 2006 to acquire substantially all of the interests and assets and to succeed to the business of our predecessor, Meruelo Maddux Properties, which we will collectively refer to herein as MMP. Our predecessor is a combination of entities whose common control owners are Richard Meruelo and John Charles Maddux.

We are a self-managed, full-service real estate company that develops and redevelops commercial and residential properties located in downtown Los Angeles and other densely populated urban areas in California. Our focus is on developing or redeveloping underutilized urban real estate into productive, desirable land uses. Once we develop these properties, we intend to sell the residential properties and own and operate many of the industrial and commercial properties. We will own our properties through wholly owned subsidiaries of our operating partnership, Meruelo Maddux Properties, L.P. (“Operating Partnership”).

In connection with this offering and our formation transactions, we will acquire entities that own, or that are party to pending purchase and sale agreements, build-to-suit contracts, options to purchase and leases in respect of 52 development, redevelopment and stabilized projects.

Following the formation transactions and consummation of the offering, we will have 100% ownership interests in each of the entities (which will have ownership, leasehold or acquisition rights in respect of the projects indicated in parentheses) as summarized in the table below:

•	Meruelo Farms, LLC (Center Village)

•	Meruelo Maddux — 845 S. Flower Street, LLC (717 W. 9th Street)

•	Meruelo Maddux Properties — 2951 Lenwood Road, LLC (Barstow Produce Center)

•	Merco Group — 2001-2021 West Mission Boulevard, LLC (Pomona Village Park)

•	Meruelo Maddux Properties — 760 S. Hill Street, LLC (The Union Lofts)

•	Meruelo Maddux Properties — 1009 North Citrus Avenue, Covina, LLC (Citrus Gardens)

•	Merco Group — 146 E. Front Street, LLC (Covina Gardens)

•	Meruelo Maddux Properties — 12385 San Fernando Road, LLC (San Fernando Court)

•	Merco Group, LLC (Sky Arc)

•	Meruelo Maddux — 230 W. Avenue 26, LLC (230 W. Ave. 26th)

•	Meruelo Maddux Properties — 1919 Vineburn Street, LLC (1919 Vineburn Avenue)

•	Meruelo Maddux Properties — 306-330 N. Avenue 21, LLC (2131 Humboldt Street)

•	Meruelo Maddux — 336 W. 11th Street, LLC (Southpark Towers)

•	Meruelo Maddux — 500 Mateo Street, LLC (500 Mateo Street)

•	Meruelo Maddux — 3rd & Omar Street, LLC (3rd & Omar Street)

•	Meruelo Maddux Properties — 2131 Humboldt Street, LLC (2131 Humboldt Street)

•	Meruelo Maddux — 2415 E. Washington Boulevard., LLC (Crown Commerce Center)

•	Meruelo Maddux — 915-949 S. Hill Street, LLC (Ullman Tower One)

•	Merco Group — Southpark, LLC (Southpark Towers, TransAmerica Lofts & Olive Street Towers)

•	Meruelo Maddux — 817-825 S. Hill Street, LLC (Ullman Tower Two)

•	Meruelo Maddux — 3000 E. Washington Blvd., LLC (3000 E. Washington Blvd.)

•	Meruelo Maddux Properties — 1800 E. Washington Boulevard, LLC (1800 E. Washington Blvd.)

•	Meruelo Maddux Properties — 1060 N. Vignes, LLC (Vignes Tower)

•	Meruelo Maddux — 1000 E. Cesar Chavez, LLC (1000 E. Cesar Chavez)

•	Merco Group — 2529 Santa Fe Avenue, LLC (Santa Fe Plaza)

•	Meruelo Maddux — 555 Central Avenue, LLC (American Fish)

•	Meruelo Maddux Construction, Inc.

•	Alameda Produce Market, Inc. (Alameda Square & Seventh Street Produce Market)

•	Santa Fe & Washington Market, Inc. (American Apartments)

•	1828 Oak Street, LLC (1828 Oak Street)

•	Santa Fe Commerce Center, Inc. (Crown Commerce Center)

•	Merco Group — 1308 S. Orchard, LLC (Musica Latina Building)

•	905 8th Street, LLC (905 E. 8th Street)

•	Meruelo Chinatown, LLC (Meruelo Chinatown Towers)

•	788 South Alameda, LLC (788 S. Alameda)

•	Meruelo Maddux California Future Fund, LLC

•	Merco Group — 1500 Griffith Avenue, LLC (1500 Griffith Avenue)

•	Merco Group — 2955 Leonis Boulevard, LLC

•	Merco Group — 3185 E. Washington Boulevard, LLC (Washington Cold Storage)

•	Merco Group — Camfield Avenue, LLC (Camfield Retail Center and Gold’s Gym & Storage)

•	Merco Group — 1211 E. Washington Boulevard, LLC (1211 E. Washington Blvd. & Washington at Central Retail)

•	Merco Group — 4th Street Center, LLC (4th Street Center)

•	Merco Group — 620 Gladys Avenue, LLC (620 Gladys Avenue)

•	Merco Group — 801 E. 7th Street, LLC (801 E. 7th Street)

•	Merco Group — Ceres Street Produce, LLC (Ceres Street Produce Market)

•	Merco Group — Overland Terminal, LLC (Overland Terminal)

•	Merco Group — 1225 E. Washington Boulevard, LLC

•	Wall Street Market, LLC (Wall Street Market)

•	2640 Washington Boulevard, LLC (Washington Produce Market)

•	Meruelo Baldwin Park, LLC (Meruelo Baldwin Park)

•	Meruelo Wall Street, LLC (Meruelo Wall Street)

•	Merco Group — 5707 S. Alameda, LLC (5707 S. Alameda)

•	Merco Group — 425 West 11th Street, LLC (Desmond Building)

•	Merco Group — Little J, LLC (TransAmerica Lofts & Southpark Towers)

Through the contribution of these entities, we will succeed to interests in nine food industry projects, nine wholesale projects, 17 small tenant projects, 13 residential high rise projects and four urban village projects. For a summary of our projects, see “Our Business and Projects—Our Projects.”

Presently, we receive income primarily from rental revenue (including tenant reimbursements), from commercial and industrial properties and, to a significantly lesser extent, from our parking facilities and temporarily leasing our properties to the film industry. We also generate revenue by providing property management, leasing and development services to properties that are owned by affiliates. However, our business plan is distinctive in that we focus on urban in-fill development and on finding different, more profitable uses for existing urban properties. Such properties may have substantial vacancies or unstable occupancies or require major renovation for a new use. Because we are foremost a redeveloper and the large majority of our projects are not complete, we do not believe that the results of our current leasing operations are indicative of the inherent value of our existing portfolio.

Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations of our predecessor are based upon the combined financial statements, and schedules which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Actual amounts may differ from those estimates and assumptions. We have provided a summary of our significant accounting policies in Note 2 to the combined financial statements and schedule of our predecessor included elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. We evaluate these estimates on an ongoing basis, based upon information currently available and on various assumptions that we believe are reasonable as of that date.

Real Estate Held for Development.    Real estate held for development is composed of land costs, entitlement costs, building improvements, direct costs of construction, interest and property taxes. We start to capitalize real estate held for development as we take steps required to prepare the property for its intended use. We reduce these capitalized costs for incidental revenue generated from tenant leases, parking income and movie shoots. Capitalization ends when the qualifying assets are ready for their intended use or development activities cease.

Rental Properties.    Rental properties, including land, building improvements and capitalized leasing commissions, are stated at cost, less accumulated depreciation. Depreciation is being provided on a straight-line basis over the estimated useful lives of the assets. Buildings and building improvements are depreciated over 39 years and tenant improvements over the term of the respective tenant leases. Capitalized lease commissions are amortized over the term of the related leases.

Costs related to the acquisition and improvement of the rental properties are capitalized, while expenses for repairs and maintenance are charged to operations as incurred. Certain expenses such as property taxes, utilities and repair and maintenance costs are chargeable to the tenants as provided in their lease agreements. Such reimbursements are recorded as rental income in the combined statement of operations. Costs related to terminated deal costs are expensed when we cease due diligence and related acquisition efforts.

The acquisition of real estate properties is accounted for in accordance with SFAS No. 141, Business Combinations whereby the value of real estate acquired is allocated between land, buildings and improvements, acquired leasing commissions and tenant coordination costs, and to acquire above- and below-market leases and tenant relationships. The fair value of tangible assets is determined on an “as-if-vacant” basis based upon comparable sales and other relevant information obtained in connection with the acquisition of the property. The estimated fair value of acquired in-place at-market leases are the costs we would have incurred to lease property to the occupancy level of the property at the date of acquisition. Such estimate includes the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to 8-9 months. These allocations have a direct impact on our results of operations as allocations between land, buildings and improvements because, if we were to allocate more value to land, there would be no depreciation with respect to such amount. If we were to allocate more value to the buildings as opposed to allocating the value of tenant leases, this amount would be recognized as an expense over a much longer period of time, since the amounts allocated to buildings are depreciated over the estimated lives of the buildings whereas amounts allocated to tenant leases are amortized over the terms of the leases.

Revenue Recognition.    Revenue is recognized in accordance with Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission, Revenue Recognition (SAB 104), as amended. SAB 104 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has occurred or services rendered; the fee is fixed and determinable; and collectibility is reasonably assured. All leases are classified as operating leases and minimum rents are recognized on lease terms exceeding one year on a straight-line basis over the term of the respective leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in accounts receivable in the combined balance sheets. Recoveries from tenants for common area maintenance expenses, real estate property taxes and other recoverable operating expenses are recognized as revenue in the period the associated costs are incurred. In addition, MMP records a capital asset for leasehold improvements constructed by MMP that are reimbursed by tenants, with the offsetting amount recorded to deferred revenue which is included in accrued expenses and other liabilities. The deferred revenue is amortized as additional rental revenue over the life of the related lease.

We maintain an allowance for estimated losses that may result from the inability of tenants to make required lease payments. If a tenant fails to make contractual payments beyond any allowance, the Company may recognize bad debt expense in future periods equal to the amount of unpaid rent and deferred rent receivable. Historically, charges to bad debt expense for uncollectible tenant rents have not been significant.

Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease termination fees are recorded when the related leases are canceled and our company has no continuing obligation to provide services to such former tenants. Lease termination fees are included in rental revenues and were not material for the years ended December 31, 2005, 2004 and 2003.

We recognize gains on sales of real estate pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate. The specific timing of a sale is measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and accounts for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Evaluation of Asset Impairment.    We evaluate a property for potential impairment when events or changes in circumstances indicate that the current book value of the property may not be recoverable. In the event that these periodic assessments result in a determination that the carrying amount of a property exceeds the sum of the

57.1

undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property. Estimates of expected future net cash flows are inherently uncertain and are based on assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property. These estimates require us to make assumptions relating to, among other things, future rental rates, tenant allowances, operating expenditures, property taxes, capital improvements, occupancy levels, and the estimated proceeds generated from the future sale of the property. While no indicators of impairment were identified at June 30, 2006 or December 31, 2005 or 2004, a change in our strategy or a significant change in market conditions could require that we recognize an impairment loss, and such a loss could be material.

Factors That May Influence Future Results of Operations

The following is a summary of the more significant factors we believe may affect our results of operations. For a more detailed discussion regarding the factors that you should consider before making a decision to acquire shares of our common stock, see the information under the caption “Risk Factors” elsewhere in this prospectus.

Development and redevelopment activities.    We believe that our development and redevelopment activities present growth opportunities for us over the next several years. We continually evaluate the size, timing and scope of our development and redevelopment initiatives and, as necessary, sales activity to reflect the economic conditions and the real estate fundamentals that exist. However, development and redevelopment of our projects is highly speculative and subject to timing, budgeting and other risks, including cyclical over-building or over-investing within certain real estate submarkets and changing political situations that may interfere with our proposed uses of projects. In particular, we are subject to increases in the costs of materials (especially in the price of steel, lumber, wall board, copper and concrete, which are significant components of construction costs) caused by changing market conditions, including increased global demand. We are also affected by changes in laws and regulations (including the land entitlement processes), particularly in the City of Los Angeles, fiscal policies and zoning ordinances and the related costs of compliance with laws, their regulations and policies. Finally, increases in interest rates will increase our borrowing costs and our overall development or redevelopment costs for a project. In addition, customers may be unwilling or unable to purchase our for-sale projects at times when mortgage-financing costs are high or as borrower credit quality declines. The occurrence of one or more of these events could adversely affect our financial condition, results of operations and cash flows.

Rental revenue.    The amount of net rental income generated by our rental properties depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space as well as space in newly developed or redeveloped properties and space available from unscheduled lease terminations. The amount of rental income we generate also depends on our ability to maintain or increase rental rates. We operate in the greater Los Angeles area and accordingly market conditions in this area have a significant impact on our results of operations.

Scheduled lease expirations.    Our ability to re-lease space subject to expiring leases will impact our results of operations and is affected by economic and competitive conditions in our markets as well as the desirability of our individual properties. As of June 30, 2006, approximately 20% of the total square footage of our initial portfolio of wholly-owned projects and projects under contract was available for lease. To allow for flexibility in our redevelopment strategy, we generally seek to execute month-to-month leases with tenants in our properties that have not yet been developed to their highest and best use. As of June 30, 2006, month-to-month leases represent approximately 21% of the rentable square footage of the initial portfolio. The following table sets forth a summary schedule of lease expirations for leases in place as of June 30, 2006:

Year of Lease Termination (1)	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Total Rentable Square Feet (%)(2)	Annualized Base Rent of Expiring Leases (3)	Percentage of Portfolio Annualized Base Rent (%)
Month to Month	193	606,334	21	$9,129,370	41
2006	11	433,389	15	1,313,451	6
2007	25	72,130	3	4,116,216	18
2008	10	483,934	17	3,961,560	18
2009	5	534,288	18	850,452	4
2010	2	87,641	3	1,311,000	6
2011	1	59,000	2	1,596,000	7

Total/Weighted Average	247	2,276,716	79	$22,278,049	100

(1)	There are no current lease terminations for the years ending December 31, 2012 through December 31, 2015.
(2)	Based on total square footage of 2,868,710 which is the square footage of space leased or available or offered for lease and excludes substantial portions of square footage in the projects that is not available or offered for lease because of redevelopment or repositioning activities. Total square footage of the projects is approximately 5.1 million square feet.
(3)	Because annualized base rent is not derived from historical results that were accounted for in accordance with accounting principles generally accepted in the Unites States, historical results differ from the annualized amounts.

Currently, our largest tenant is American Apparel. American Apparel leased 750,273 rentable square feet of industrial space as of June 30, 2006. On a pro forma basis, this lease represents 12.2% of our total annual rental and tenant reimbursements revenues for the year ended December 31, 2005. The lease expires on December 31, 2008. No other tenant comprises more than 10% of our portfolio’s total rentable square feet or annualized base rental revenues.

Results of Operations

Since our formation, we have not had any corporate activity other than the issuance of 100 shares of common stock to each of Messrs. Meruelo and Maddux in connection with the initial capitalization of our company. Accordingly, we believe that a discussion of the results of operations of Meruelo Maddux Properties, Inc. would not be meaningful, and, where applicable, we have set forth below a discussion of the results of operations of our predecessor only.

Our combined results of operations for the six months ended June 30, 2006 and 2005, and the years ended December 31, 2005, 2004 and 2003 reflect the operations of acquired properties from the respective dates of acquisition. MMP and affiliates purchased three properties during 2003, four during 2004, thirty-six during 2005, and five during the first six months of 2006 as more fully described in Schedule III – Combined Real Estate and Accumulated Depreciation which appears beginning on page F-33 of this prospectus. The table below summarizes the consolidated results of operations of our predecessor:

Summary Consolidated Financial and Other Data

	Six Months ended June 30,			Year ended December 31,
	(unaudited)
	Pro Forma Consolidated	Historical Combined		Pro Forma Consolidated	Historical Combined
	2006	2006	2005	2005	2005	2004	2003
				(unaudited)
Revenue
Rental income	$10,623,649	$10,623,649	$7,621,888	$16,525,986	$16,525,986	$11,835,818	$8,068,350
Management fees	75,000	210,200	126,700	150,000	602,200	142,000	138,000
Other income	169,137	169,137	332,460	792,982	792,982	627,929	173,084

	10,867,786	11,002,986	8,081,048	17,468,968	17,921,168	12,605,747	8,379,434
Expenses:
Rental expenses	3,898,442	3,898,442	3,178,459	7,673,683	7,673,683	5,089,380	3,432,687
Interest expense	1,713,489	13,303,894	7,232,796	3,426,979	15,831,556	6,187,563	2,650,499
Depreciation and amortization	2,361,323	2,361,323	1,365,224	3,161,551	3,161,551	1,987,090	1,344,020
General and administrative	2,503,680	2,503,680	1,408,139	4,221,711	4,221,711	1,934,610	932,717

	10,476,934	22,067,339	13,184,618	18,483,924	30,888,501	15,198,643	8,359,923

Operating (loss) income	390,852	(11,064,353)	(5,103,570)	(1,014,956)	(12,967,333)	(2,592,896)	19,511
Interest income on affiliate notes receivable	591,604	2,251,998	1,083,241	1,183,208	2,942,213	—	—

(Loss) income from continuing operations	982,456	(8,812,355)	(4,020,329)	168,252	(10,025,120)	(2,592,896)	19,511
Discontinued operations:
Gain on sale of real estate	1,328,755	1,328,755	—	—	—	3,183,276	—

Net income (loss) before income taxes	2,311,211	(7,483,600)	(4,020,329)	168,252	(10,025,120)	590,380	19,511
Provision for income taxes	947,597	—	—	68,983	—	—	—

Net income (loss)	$1,363,614	$(7,483,600)	$(4,020,329)	$99,269	$(10,025,120)	$590,380	$19,511

Historical Results of Operations

Comparison of six months ended June 30, 2006 to six months ended June 30, 2005

Rental income.    Rental income increased by $3.0 million, or, 39%, to $10.6 million for the six months ended June 30, 2006 compared to $7.6 million for the six months ended June 30, 2005. An increase of $1.5 million is attributable to having a full six months of operations for Center Village, Pomona Park Village, 620 Gladys Avenue and 1500 Griffith for the six months ended June 30, 2006 compared to approximately four months during the prior six month period. Another $1.1 million is due to the purchase during the second half of 2005 of the Sci-Arc building, 1919 Vineburn Avenue and 306-330 N. Avenue 21. Also an increase of $0.3 million is attributable to the completion of the Washington Cold Storage in 2006.

Management fees.    Management fees increased by $0.1 million, or 66%, to $0.2 million for the six months ended June 30, 2006 compared to $0.1 million for the six months ended June 30, 2005. The increase is primarily due to managing the Taylor Village property for a full six months during 2006 versus 3 1/2 months during 2005. Also the management fee charged to Taylor Village increased in January 2006 due to the acquisition of an adjacent property.

Other income.    Interest and other income decreased by $0.2 million, or 49%, to $0.2 million for the six months ended June 30, 2006 compared to $0.3 million for the six months ended June 30, 2005. The decrease is primarily due to generating less income from temporarily leasing properties for filming.

Operating expenses.    Operating expenses related to rental properties increased by $0.7 million, or 23%, to $3.9 million for the six months ended June 30, 2006 compared to $3.2 million for the six months ended June 30, 2005. Most of the increase, or $0.6 million, is due to operating Center Village, Pomona Park Village, 620 Gladys Avenue and 1500 Griffith for six months during 2006 versus four months during 2005.

Interest expense.    Interest expense increased by $6.1 million, or 84%, to $13.3 million for the six months ended June 30, 2006 compared to $7.2 million for the six months ended June 30, 2005. The increase is due to a higher amount of debt on more properties over the previous six months and an increase in the effective interest rate primarily attributable to the CalPERS note.

Depreciation and amortization expense.    Depreciation and amortization expense increased by $1.0 million, or 73%, to $2.4 million for the six months ended June 30, 2006 compared to $1.4 million for the six months ended June 30, 2005. This increase was due to additional depreciation and amortization expense resulting from property acquisitions and amortization of loan costs associated with the CalPERS note.

General and administrative expenses.    General and administrative expenses increased by $1.1 million, or 78%, to $2.5 million for the six months ended June 30, 2006 compared to $1.4 million for the six months ended June 30, 2005. The increase is due to terminated deal cost of $0.5 million compared to no related costs for the prior period and increased salary for the administrative staff and related expenses as more acquisitions were completed.

Interest income on affiliate notes receivable.    Interest income increased by $1.2 million, or 108%, to $2.3 million for the six months ended June 30, 2006 compared to $1.1 million for the six months ended June 30, 2005. The increase is primarily attributable to having six months of interest on the affiliate note receivable from Taylor Village for the six months ended June 30, 2006 versus three and one-half months for the comparable period in 2005. Another reason for the increase is that in January 2006 the note receivable from Taylor Village increased due to the purchase of an adjacent property.

Gain on sale of real estate.    Gain on sale of real estate increased by $1.3 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005, due to the sale of Leonis Cold Storage to an unrelated third party in May 2006. There were no corresponding sales during the comparable period during 2005.

Comparison of year ended December 31, 2005 to year ended December 31, 2004

Rental income.    Rental income increased by $4.7 million, or 40%, to $16.5 million for the year ended December 31, 2005 compared to $11.8 million for the year ended December 31, 2004. The increase is primarily due to the acquisition of operating properties during 2005. Increases of $2.1 million and $1.3 million are attributable to the acquisitions of Center Village and Pomona Park Village, respectively, with an increase of $0.8 million attributable to other acquired operating properties during 2005. Another $0.5 million is attributable to increased revenue at existing properties.

Management fees.    Management fees increased by $0.5 million, or 324% to $0.6 million for the year ended December 31, 2005, from $0.1 million for the year ended December 31, 2004. The increase is primarily attributable to the acquisition of Taylor Village in March 2005 and a one-time consulting fee for the sale of property owned by Homero and Belinda Meruelo.

Other income.    Other income increased by $0.2 million, or 26%, to $0.8 million for the year ended December 31, 2005, compared to $0.6 million for the year ended December 31, 2004. The increase is primarily due to generating more income from temporarily leasing properties for filming.

Operating expenses.    Operating expenses related to rental properties increased by $2.6 million, or 51%, to $7.7 million for the year ended December 31, 2005 compared to $5.1 million for the year ended December 31, 2004. The increase is primarily due to the acquisition and related increase in rental expenses of properties purchased during 2005, namely an increase of $1.5 million for Center Village and $0.5 million for other properties. The remaining increase of $0.6 million is primarily due to increased expenses at Meruelo Wall Street, Crown Commerce Center and 905 8th Street.

Interest expense.    Interest expense increased by $9.6 million, or 156%, to $15.8 million for the year ended December 31, 2005, compared to $6.2 million for the year ended December 31, 2004. The increase in interest expense is primarily due to obtaining additional mortgage debt and increasing the CalPERS debt facility for the operating properties purchased during 2005.

Depreciation and amortization expense.    Depreciation and amortization expense increased by $1.2 million, or 59%, to $3.2 million for the year ended December 31, 2005 compared to $2.0 million for the year ended December 31, 2004. The increase is mainly attributable to the acquisition of various properties during 2005 and loan amortization expenses associated with the CalPERS note.

General and administrative.    General and administrative expenses increased by $2.3 million, or 118%, to $4.2 million for the year ended December 31, 2005 compared to $1.9 million for the year ended December 31, 2004. The increase is attributable to terminated deal costs of $1.4 million compared to no related costs for the prior year and increased salary for the administrative staff and related expenses as more acquisitions were completed.

Interest income on affiliate notes receivable.    Interest income on notes receivable from affiliates increased by $2.9 million for the year ended December 31, 2005 compared to no interest income for the year ended December 31, 2004. This increase is due to the acquisition of the Taylor Yards project in March 2005.

Comparison of year ended December 31, 2004 to year ended December 31, 2003

Rental income.    Rental income increased by $3.8 million, or 47%, to $11.8 million for the year ended December 31, 2004 compared to $8.0 million for the year ended December 31, 2003. An increase of $2.3 million is due to the purchase of Meruelo Wall Street in January 2004. The remaining increase of $1.5 million is primarily attributable to improved revenue at Alameda Square from the four-year lease with American Apparel which became effective on January 1, 2004.

Other income.    Other income increased by $0.5 million, or 263%, to $0.6 million for the year ended December 31, 2004, compared to $0.2 million for the year ended December 31, 2003. The increase is primarily attributable to temporarily leasing income for filming.

Operating expenses.    Operating expenses related to rental properties increased by $1.7 million, or 48%, to $5.1 million for the year ended December 31, 2004 compared to $3.4 million for the year ended December 31, 2003. The increase is primarily attributable to increased rental expenses at Alameda Square of $1.0 million and rental expenses of $0.5 million associated with the acquisition of Meruelo Wall Street in January 2004. The increase at Alameda Square is due to increased property taxes, utilities, and security costs.

Interest expense.    Interest expense increased by $3.5 million, or 133%, to $6.2 million for the year ended December 31, 2004 compared to $2.7 million for the year ended December 31, 2003. The increase is mainly due to obtaining mortgage debt related to the acquisition of Meruelo Wall Street and increasing the mortgage debt at Alameda Square.

Depreciation and amortization expense.    Depreciation and amortization expense increased by $0.7 million, or 48%, to $2.0 million for the year ended December 31, 2004 compared to $1.3 million for the year ended December 31, 2003. This increase is mainly attributable to the purchase of Meruelo Wall Street which increased depreciation expense by $0.3 million and an increase of $0.2 million in loan amortization at Alameda Square.

General and administrative expense.    General and administrative expenses increased by $1.0 million, or 107%, to $1.9 million for the year ended December 31, 2004 compared to $0.9 million for the year ended December 31, 2003. The increase is attributable to increased salary for the administrative staff and related expenses as more acquisitions were completed.

Gain on sale of real estate. Gain on sale of real estate is due to selling portions of Meruelo Chinatown and Alameda Square for a gain of $3.2 million. There were no sales in the prior year.

Pro Forma Operating Results

Comparison of pro forma six months ended June 30, 2006 to historical six months ended June 30, 2006

The pro forma statement of operations for the six months ended June 30, 2006 is presented as if this offering and the formation transactions had occurred as of January 1, 2006. The pro forma statement of operations reflects the reduction in interest expense attributable to the payoff of $150.0 million in CalPERS revolving note and the retirement of $178.5 million of mortgage debt. The pro forma also reflects the purchase of $91.3 million of development properties. Since these properties are being developed, no change in rental income, rental expense or depreciation and amortization expense will occur.

The real estate interests and other assets and liabilities contributed to us by MMP will be accounted for as a reorganization of entities under common control. Accordingly, the assets and liabilities assumed will be recorded at MMP’s historical cost. As a result, expenses such as depreciation and amortization included in our pro forma operating results are based on the historical costs of the related contributed or merged assets.

The components of the significant changes that would have been reflected in our financial statements on a pro forma basis for the six months ended June 30, 2006 compared to the historical results are described below.

On a pro forma basis, interest expense would have decreased to $1.7 million for the six months ended June 30, 2006 compared to $13.3 million reported historically for the same period, a decrease of $11.6 million or 87%. This decrease is attributable to paying off $178.5 million in mortgage debt and paying down $150.0 million on the revolving CalPERS note.

On a pro forma basis, interest income would have decreased to $0.6 million for the six months ended June 30, 2006 compared to $2.3 million reported historically for the same period. The decrease is due to reducing the interest rate on the affiliate note receivable from 18% to 5.13%.

On a pro forma basis, management fees would have decreased to $0.1 million in our financial statements on a pro forma basis for the six months ended June 30, 2006 compared to $0.2 million for the historical results of the same period, a decrease of $0.13 million or 64.3%. This decrease is due to the elimination of the management fee charged on Taylor Yards.

Provision (benefit) for income taxes reflects that our company is a corporation subject to taxes on the income or loss we will derive from the operating partnership. The pro forma tax adjustment was recorded assuming a 41% corporate tax rate applied to our share of the operating income (loss) of our operating partnership.

Comparison of pro forma year ended December 31, 2005 to historical year ended December 31, 2005

The pro forma statement of operations for the year ended December 31, 2005 is presented as if this offering and the formation transactions had occurred as of January 1, 2005. The pro forma statement of operations reflects the reduction in interest expense attributable to the payoff of $150.0 million in CalPERS revolving note and the retirement of $178.5 million of mortgage debt. The pro forma also reflects the purchase of $91.3 million of development properties. Since these properties are being developed, no change in rental income, rental expense or depreciation and amortization expense will occur.

The components of the significant changes that would have been reflected in our financial statements on a pro forma basis for the year ended December 31, 2005 compared to the historical results are described below.

On a pro forma basis, interest income would have been decreased to $1.2 million for the year ended December 31, 2005 compared to $2.9 million reported historically for the same period, a decrease of $1.7 million or 60%. The decrease is due to reducing the interest rate on the affiliate note receivable from 18% to 5.13%.

On a pro forma basis, interest expense would have decreased to $3.4 million for the year ended December 31, 2005 compared to $15.8 million reported historically for the same period, a decrease of $12.4 million or 78%. This decrease is attributable to paying off $178.5 million in mortgage debt and paying down $150.0 million and approximately $20.6 million in related accrued and deferred interest on the revolving CalPERS note.

On a pro forma basis, management fees would have decreased to $150,000 in our financial statements on a pro forma basis for the year ended December 31, 2005 compared to $602,000 for the historical results of the same period, a decrease of $452,000 or 75%. This decrease is due to eliminating the management fee charged on Taylor Yards and eliminating the non-recurring portion of fee from affiliates.

Provision (benefit) for income taxes reflects that our company is a corporation subject to taxes on the income or loss we will derive from the operating partnership. The pro forma tax adjustment was recorded assuming a 41% corporate tax rate applied to our share of the operating income (loss) of our operating partnership.

Liquidity and Capital Resources

Our targeted debt-to-total-assets ratio is 60% to 70%, although short-term financing needs related to the construction of projects may require us to maintain a higher ratio temporarily. We generally will decide whether to use debt or equity financing, or a combination of the two, to acquire a property by considering the most attractive interest rates, repayment terms and maturity dates available in the marketplace at the time, and customize our financing strategy for each individual transaction.

As of June 30, 2006, our consolidated indebtedness consisted of approximately $130.4 million in fixed rate mortgage notes secured by real estate, $182.9 million in variable rate mortgage notes secured by real estate, and $150.0 million in mezzanine financing from the State of California Public Employees’ Retirement System (CalPERS). As of June 30, 2006, the carrying value of the real estate securing the fixed and variable rate mortgages was approximately $433.6 million.

After completing the offering transaction, we expect to use the net proceeds as follows:

•	Approximately $180.9 million to pay off approximately $178.5 million in principal amount of 53 separate mortgage debt investments secured by the projects we will acquire in the formation transactions and approximately $2.4 million in related interest and penalties;

•	Approximately $170.6 million to pay off $150.0 million in principal amount of debt of our predecessor business under the revolving credit facility with CalPERS and approximately $20.6 million in related current and accrued deferred interest, which facility will be terminated (the facility matures on February 12, 2010 and bears current interest at 6.5% annually with an accrued and deferred interest rate of an additional 11.5% payable at maturity or asset disposition);

•	Approximately $4.6 million to pay off principal and accrued interest on a note due December 31, 2006 and bears current interest at 9.5% annually held by Mr. Meruelo who advanced funds to our predecessor business for development activities.

•	Approximately $7.5 million to fund the cash portion of the contribution value of the entities owning our projects, which cash is approximately equal to the taxes the contributors and their owners will owe as a result of the formation transactions and the cash payment itself and which cash will reduce the number of shares of common stock the contributors would have otherwise received in the formation transactions;

•	Approximately $91.3 million to fund the cash portion of the purchase price for interests in 10 of our projects subject to pending purchase and sale contracts we will indirectly assume; and

•	The remaining portion, including approximately $ million of additional net proceeds as a result of the exercise of the additional allotment option by the underwriters, if any, for working capital purposes, including (a) funding the costs of redeveloping our portfolio, (b) funding our acquisition of additional interests in our projects under purchase rights we will indirectly assume or other projects that we may identify in the future, and (c) for other general purposes.

The following table sets forth certain information with respect to the indebtedness that we anticipate will be outstanding upon the consummation of the offering and formation transactions:

	June 30, 2006 Historical			June 30, 2006 Pro Forma
	Principal Balance	Weighted Average Interest Rate	Current Principal Due (1)	Principal Balance	Weighted Average Interest Rate	Current Principal Due (1)
Fixed rate mortgage debt	130,427,779	8.34%	4,784,321	99,971,291	6.67%	2,647,161
Variable rate mortgage debt	182,909,754	8.60%	82,280,626	34,852,065	7.67%	—
Mezzanine loan (2)	150,000,000	18.00%	—	—	—	—

	463,337,533	11.57%	87,064,947	134,823,356	6.93%	2,647,161

(1)	Includes principal payments due within twelve months, or through June 30, 2007.
(2)	June 30, 2006 historical balance excludes $20,190,158 in accrued interest.

As of June 30, 2006, we have incurred, in the aggregate, approximately $274.6 million in costs related to our development projects. These projects are large-scale, mixed-use projects that we would expect to be completed in multiple phases over several years. The development cycle for large-scale projects of this type is such that the completion and sale or refinancing of early phases may, if successfully executed, provide the capital necessary to fund the later stages of the project.

The amount and timing of costs associated with our development and redevelopment projects is inherently uncertain due to market and economic conditions. We presently intend to fund development and redevelopment expenditures primarily through construction financing. We also will have, after the formation transactions, approximately $100.0 million in fixed rate debt. As this debt matures we intend to replace it with a combination of construction financing, permanent debt on operating properties or corporate debt. We intend to enter into a corporate revolving line of credit at the time we close this offering. No assurances can be given as to whether we will be able to obtain such line of credit or what the terms would be if we were to enter into such agreement.

Management believes that the company will have sufficient capital to satisfy our liquidity needs over the next 12 months. We expect to meet our long-term liquidity requirements, including property and undeveloped land acquisitions and additional future development and redevelopment activity, through cash flow from operations, additional secured construction borrowings and secured and unsecured long-term borrowings, dispositions of assets we do not intend to hold long-term, and the potential issuance of additional debt or equity securities. We do not currently anticipate issuing any additional equity securities either of our company or our operating partnership other than pursuant to our equity incentive plan. We also do not intend to reserve funds to retire existing debt upon maturity, except as disclosed as a use of proceeds from this offering. We will instead seek to refinance this debt at maturity or retire the long-term debt through the issuance of corporate securities, as market conditions permit.

Contractual Obligations

The following table provides information for the company and our consolidated subsidiaries with respect to the maturities and scheduled repayments of secured debt which reflects the entire principal amount of our fixed and variable rate debt and other contractual obligations as of June 30, 2006 and on a pro forma basis:

	Payments due by period
Contractual Obligation	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations — mortgage notes	87,064,947	186,382,563	10,828,333	29,607,689	313,883,532
Long-term debt obligations — mezzanine			150,000,000		150,000,000
Purchase commitments under agreed-upon price contracts	34,167,998	79,393,091			113,561,089
Other purchase contracts or option agreements to acquire real estate	57,174,985	18,207,000			75,381,985

	178,407,930	283,982,654	160,828,333	29,607,689	652,826,606

	Pro Forma Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations — mortgage notes	—	110,475,691	—	24,347,664	134,823,356
Purchase commitments under agreed-upon price contracts		79,393,091			79,393,091
Other purchase contracts or option agreements to acquire real estate		18,207,000			18,207,000

	—	208,075,782	—	24,347,664	232,423,447

Off-Balance Sheet Arrangements

At June 30, 2006, we did not have any guarantee contracts, retained or contingent interests in transferred assets, obligations under derivative instruments, obligations arising out of variable interests in unconsolidated entities, or other off-balance sheet arrangements.

Cash Flows

Comparison of six months ended June 30, 2006 to six months ended June 30, 2005

Cash and cash equivalents were $1.2 million as of June 30, 2006 and $15.0 million as of June 30, 2005.

Net cash used in operating activities increased by $0.8 million to $9.3 million for the six months ended June 30, 2006 compared to $8.5 million for the six months ended June 30, 2005. The increase is primarily a result of the net change in operating assets and liabilities and an increase in depreciation and amortization offset by an increase in net loss and a gain on the sale of real estate.

Net cash used in investing activities decreased by $67.7 million to $29.3 million for the six months ended June 30, 2006 compared to $97.0 million for the six months ended June 30, 2005. A decrease of $55.3 million resulted from acquiring properties with lower acquisition costs, $22.9 million, as compared to $78.2 million in the earlier period. The decrease also is due to proceeds from the sale of real estate and capitalized costs, escrow deposits and improvements offset by the change in restricted cash.

Net cash provided by financing activities decreased by $89.1 million to $30.3 million for the six months ended June 30, 2006 compared to $119.4 million for the six months ended June 30, 2005. Most of the decrease, or $100.0 million, is a result of obtaining funding on the CalPERS note during the first half of 2005 with no funding for the comparable period of 2006. This decrease is offset by a change in the notes receivable and proceeds from amounts due to affiliates.

Comparison of year ended December 31, 2005 to year ended December 31, 2004

Cash and cash equivalents were $9.5 million as of December 31, 2005 and $1.0 million as of December 31, 2004.

Net cash used in operating activities increased by $15.3 million to $17.2 million for the year ended December 31, 2005 compared to $1.9 million for the year ended December 31, 2004. Most of this increase, or $10.6 million, is due to a net loss for 2005 of $10.0 million compared to net income of $0.6 million for 2004. This increase in cash used is offset by a gain on sale of real estate during 2004 and an increase over 2004 of depreciation and amortization.

Net cash used in investing activities increased by $220.1 million to $276.2 million for the year ended December 31, 2005 compared to $56.1 million for the year ended December 31, 2004. The increase primarily is due to property acquisitions during 2005 of $248.8 million versus $56.7 million during 2004. All other components of investing activities also increased over 2004. Most of the remaining increase is attributable to capitalized costs, escrow deposits and improvements of $16.2 million and proceeds from the sale of real estate during 2004.

Net cash provided by financing activities increased by $243.0 million to $301.9 million for the year ended December 31, 2005 compared to $58.8 million for the year ended December 31, 2004. Most of the increase is from the proceeds from the CalPERS note of $150.0 million received during 2005 and a net increase in proceeds from notes payable secured by real estate of $119.4 million.

Comparison of year ended December 31, 2004 to year ended December 31, 2003

Cash and cash equivalents were $0.99 million as of December 31, 2004 and $0.2 million as of December 31, 2003.

Net cash used in operating activities increased by $3.5 million to $1.9 million for the year ended December 31, 2004 compared to net cash provided by operating activities of $1.6 million for the year ended December 31, 2003. The increase in net cash used is due to a gain on the sale of real estate for $3.2 million during 2004. Other net increases in operating activities are partially offset by net income (loss) and depreciation and amortization.

Net cash used in investing activities increased by $39.4 million to $56.1 million for the year ended December 31, 2004 compared to $16.8 million for the year ended December 31, 2003. The increase is due to the acquisition of $47.0 million more of real estate during 2004 than 2003 offset by proceeds from the sale of real estate of $10.6 million in 2004. There is no corresponding sale of real estate in the prior year.

Net cash provided by financing activities increased by $43.6 million to $58.8 million for the year ended December 31, 2004 compared to $15.3 million for the year ended December 31, 2003. Most of the increase is attributable to net proceeds from notes payable secured by real estate of $37.3 million and capital contributions of $7.6 million.

Other Supplemental Data

Industry analysts generally consider earnings before interest, taxes, depreciation and amortization (“EBITDA”) as an alternative measure of performance for public companies.

EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization. We believe it is a useful financial performance measure for us and for our stockholders and is a complement to net income and other financial performance measures provided in accordance with generally accepted accounting principles in the United States of America, or GAAP. We use EBITDA to measure the financial performance of our operating properties because it excludes expenses such as depreciation and amortization, taxes and interest expense, which are not indicative of operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. By excluding depreciation and amortization expense, which can vary from property to property based on a variety of factors unrelated to the properties’ financial performance, we can more accurately assess the financial performance of our properties. Under GAAP, real estate properties are recorded at historical cost at the time of acquisition and are depreciated on a straight line basis. By excluding depreciation and amortization, we believe EBITDA provides a basis for measuring the financial performance of properties unrelated to historical cost. However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as calculated by us, may not be comparable to EBITDA reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income (loss) which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

Below is a reconciliation of our net income (loss), as presented elsewhere in this prospectus under the captions “Summary Consolidated Financial and Other Data” and “Selected Historical Financial and Other Data,” to EBITDA:

	Six Months ended June 30,			Year ended December 31,
	(unaudited)
	Pro Forma Consolidated	Historical Combined		Pro Forma Consolidated	Historical Combined
	2006	2006	2005	2005	2005	2004	2003
				(unaudited)
Other Data:
EBITDA	6,386,023	8,181,617	4,577,691	6,756,782	8,967,987	8,765,033	4,014,030
Cash flows from :
Operating activities		(9,303,561)	(8,467,537)		(17,169,743)	(1,898,991)	1,627,211
Investing activities		(29,256,906)	(96,987,592)		(276,181,138)	(56,110,430)	(16,745,012)
Financing activities		30,280,516	119,420,808		301,852,466	58,814,918	15,250,151
Reconciliation of EBITDA to Net Loss:
Net income (loss)	$1,363,614	$(7,483,600)	$(4,020,329)	$99,269	$(10,025,120)	$590,380	$19,511
Plus:
Interest expense	1,713,489	13,303,894	7,232,796	3,426,979	15,831,556	6,187,563	2,650,499
Depreciation and amortization	2,361,323	2,361,323	1,365,224	3,161,551	3,161,551	1,987,090	1,344,020
Provision (Benefit) for income taxes	947,597	—	—	68,983	—	—	—

EBITDA	$6,386,023	$8,181,617	$4,577,691	$6,756,782	$8,967,987	$8,765,033	$4,014,030

Impact of Inflation, Changing Prices and Economic Conditions

The market value of a unit in a proposed residential project can vary significantly during this time due to changing market conditions, and there may be a significant amount of time before we can develop our residential projects and offer units available for sale. Prices of residential units and sales activities in the Los Angeles market have a large impact on our profitability because we conduct substantially all of our business in this market. These prices could decline from time to time for market-specific reasons, including adverse economic conditions due to, among other things, the failure or decline of key industries and employers affecting the local, regional or national economies. If the prices of residential units or sales activity decline in the key market in which we operate, our business, results of operations and financial condition may be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to fluctuations in interest rates on mortgage loans and other forms of debt financing. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument, but may affect our future earnings and cash flows.

Long-term debt obligations outstanding, their maturities and estimated fair value at June 30, 2006 and on a pro forma basis are as follows:

	Maturities through June 30, 2006						Total	Estimated Fair Value
	2006	2007	2008	2009	2010	Thereafter
Fixed rate debt instruments	1,001,971	5,766,818	73,989,366	—	157,657,333	25,073,006	263,488,494	263,488,494
Variable rate debt instruments	44,453,212	114,341,831	33,894,311	—	2,625,000	4,534,683	199,849,037	199,849,037

Weighted average interest rate	8.9%	10.0%	7.2%	0.0%	17.3%	7.2%	11.6%

	Pro Forma Maturities through June 30, 2006						Total	Estimated Fair Value
	2006	2007	2008	2009	2010	Thereafter
Fixed rate debt instruments	—	26,950,000	73,673,626	—	—	—	100,623,626	100,623,626
Variable rate debt instruments	—	—	9,852,065		—	24,347,664	34,199,729	34,199,729

Weighted average interest rate	0.0%	7.8%	6.7%	0.0%	0.0%	6.8%	6.9%

Upon completion of the offering, we expect that we will have approximately $34.9 million in variable rate financing outstanding, which will represent approximately 26% of total pro forma indebtedness. If interest rates were to increase by 100 basis points, or 13% of our weighted average rate, the increase in interest expense and capitalized interest would decrease our future earnings and cash flows by approximately $350,000 annually.

New Accounting Pronouncements

In May 2005, the SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS No. 154). This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS is now effective for accounting changes and corrections of errors, however, Meruelo Maddux had no such items.

On December 16, 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payments (SFAS No. 123R). SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in financial statements and measured based on the fair value of the equity or liability instruments issued. The adoption of SFAS No. 123R on January 1, 2006 is not expected to have a significant impact on the financial statements in 2006.

OUR BUSINESS AND PROJECTS

Overview

We are a self-managed, full-service real estate company that develops and redevelops commercial and residential properties located in downtown Los Angeles and other densely populated urban areas in California that are undergoing demographic or economic changes. We use our experience, relationships and capital to seek profit from these changes. We are committed to socially responsible investment. Including our predecessor business, we have invested more than $700 million in real estate since 1987, primarily in downtown Los Angeles and have purchased or have in escrow or under option approximately 140 land parcels comprising approximately 52 development, redevelopment and stabilized projects.

We plan to develop new properties on urban land parcels and to renovate and reposition or redevelop substantially non-stabilized properties to increase their value, which we believe will provide our stockholders with risk-adjusted returns exceeding those normally derived from more traditional public real estate investment vehicles. These properties may have substantial vacancies or need significant renovation or redevelopment and have alternate, more profitable uses than their current uses. We are involved in a wide range of project types, including food industry, wholesale market, small tenant industrial, residential high rise and mixed-use “urban village” properties. We have been successful in serving the specific needs of a range of industries, such as the food processing, produce distribution, cold storage and wholesale distribution industries, that have a business need to be close to urban centers, relatively specialized building requirements and a steady source of product demand. Our target projects are predominantly located in a densely urban, multi-ethnic environment, involve numerous local entitlement, property assemblage and physical challenges and are opportunities frequently overlooked by mainstream institutional investors and developers.

Our management team has extensive experience in all aspects of real estate development and redevelopment including the initial corporate review and approval process of a project, design planning, financing and project management functions, and the legal compliance area. Since 1987, Mr. Meruelo, as founder and chairman of our predecessor business, led the strategic planning for the business while managing project acquisitions, purchase negotiations and related financings totaling nearly $1.2 billion. In addition, Mr. Meruelo was responsible for maintaining the predecessor business’ relationships with CalPERS and local and state governmental bodies that had land-use jurisdiction over the contributed projects. As a real estate attorney, Mr. Maddux has represented clients that participated in more than $3.8 billion in commercial real estate acquisitions, developments, redevelopments and dispositions and more than $19 billion in related financings (including transactions in which he represented Mr. Meruelo). Mr. Beckemeyer has been involved in the capital investment of more than $3.6 billion in urban development and redevelopment projects totaling more than 20 million square feet. He was vice president of corporate operations and real estate at The Walt Disney Company during the strategic planning, design and financing of ESPN’s new $215 million studio under construction in downtown Los Angeles as part of the LA Live project near the Staples Center. As an internal and external auditor, and subsequently at the executive level, Mr. Skaggs was part of more than $2.6 billion in commercial real estate acquisitions and dispositions and another $625 million in related financings during the last 20 years. Mr. McGonagle has worked with institutional and non-institutional commercial and residential real estate developers in the analysis, asset management, financing and developing of more than $1.7 billion of real estate assets.

CalPERS has been a substantial investor in our predecessor business. Our management team is one of only approximately 13 designated groups participating in the California Urban Real Estate, or C.U.R.E., program sponsored by CalPERS. Through the program, CalPERS has provided our predecessor business with approximately $150.0 million of financing through a revolving credit facility. We have elected to retire the CalPERS facility and will use a portion of the net proceeds of this offering to pay all amounts outstanding thereunder. CalPERS formed the C.U.R.E. program to invest in urban communities in California struggling to attract investment capital but presenting great potential for financial returns and economic success.

We believe that the C.U.R.E. program is an example of the growing recognition of the financial gains to be recognized through investments in “Smart Growth” projects in urban communities. In the past 30 years, the real estate investment and development pattern, particularly in the western United States, has been centered around the periphery of established population areas. We believe that this trend is reaching its natural limits, as suburban sprawl has exacerbated economic, social and transportation problems (including increased gasoline dependence by extending commuting distances) and provoked growing resistance to real estate development from businesses, residents and local and regional jurisdictions. “Smart Growth” and “Transit Oriented Development” are names commonly given to an emerging category of development that features urban infill projects that meet the growing demands of urban communities, in contrast to continued suburban development that is perceived to increase fuel consumption and worsen air quality, traffic and existing infrastructure problems.

The advantages of Smart Growth projects include:

•	utilizing or upgrading infrastructure instead of creating new infrastructure;

•	reducing automobile reliance by locating businesses, customers and employees closer to each other and to existing public transit systems and by promoting walkable cities and neighborhoods;

•	providing a greater range of workers with better access to available jobs, by reducing reliance on private transportation and making existing public transit systems more accessible;

•	encouraging redevelopment before building on previously undeveloped land;

•	reducing suburban sprawl; and

•	providing the sense of energy, diversity and economic vibrancy of a dense urban community, which is generally missing in outlying suburban projects.

Our business philosophy is to seek projects that have both tangible economic and social benefits. Our experience in this market area has taught us that projects and properties that have the greatest long-term economic benefits most often also do the following:

•	create new employment, including both short-term jobs during construction and a range of new, permanent jobs once the projects are redeveloped and tenanted;

•	provide needed retail and wholesale services in underserved communities;

•	provide cultural and public space opportunities for an ethnically and economically diverse population;

•	create needed market rate housing for the middle income segment of the market;

•	expand the local and state tax base;

•	create a livable urban environment;

•	broaden economic opportunity in re-emerging downtowns and other urban markets; and

•	promote Smart Growth by channeling investment and development into existing urban areas.

Our portfolio, upon completion of this offering and our formation transactions, will consist of ownership, leasehold and acquisition rights in 52 development, redevelopment and stabilized projects. Currently, most of our projects are located in or around the downtown area of Los Angeles, and all of our projects are in Southern California.

Downtown Los Angeles is commonly defined as an area that consists of the approximately 350 city blocks or approximately 2,500 acres ringed by the U.S. Highway 101/ Santa Ana Freeway on the north, the Los Angeles River on the east, U.S. Interstate 10/Santa Monica Freeway to the south and the State Highway 110/Pasadena Freeway to the west. Downtown Los Angeles has attracted more than $11.8 billion in new construction investment from 2000 through the second quarter of 2006, according to the Los Angeles Downtown Center Business Improvement District. The capital has been invested in more than 140 projects, including those that are completed, under construction or in the development planning and entitlement phases. Approximately 13,000 businesses are located in downtown Los Angeles, and more than 450,000 public and private jobs are provided by downtown businesses or government establishments. With approximately 80 acres of land owned and controlled through executory purchase and sale agreements or options to purchase in downtown Los Angeles, we believe we are the largest non-government land-owner in downtown Los Angeles. By comparison, a 27-block area in the financial district of downtown Los Angeles that contains the bulk of downtown’s class A high-rise office buildings and major hotels and retail properties is situated on approximately 143 acres.

We are a recently formed Delaware corporation that has been structured as a taxable corporation under Subchapter C of the Code. Our operations are conducted by our operating partnership, Meruelo Maddux Properties, L.P. We refer to our structure as an Up-C structure, which is similar to the umbrella partnership real estate investment trust, or UPREIT, structure used by many real estate investment trusts, or REITs.

History of our Company and our Management Team

Through our predecessor business, we have been investing in urban real estate since 1972, when Cuban immigrants Homero and Belinda Meruelo purchased their first commercial building in downtown Los Angeles. Our current management team is led by our co-founders Richard Meruelo, who will serve as our Chief Executive Officer and Chairman of our Board of Directors and who is the son of Homero and Belinda Meruelo, and John Charles Maddux, who will serve as our President and Chief Operating Officer and a member of our Board of Directors. Richard Meruelo has approximately 20 years of experience in identifying, acquiring, developing and redeveloping urban real estate. Mr. Maddux has approximately 21 years of real estate legal experience in representing borrowers, developers, investors and institutional lenders in commercial real estate transactions, including acquisitions, financings and obtaining of land entitlements, and has worked with Mr. Meruelo and predecessor companies since 1987.

Lynn Beckemeyer will serve as our Executive Vice President of Development. Mr. Beckemeyer has more than 23 years experience in the development, design, construction and management of complex urban projects. Fred Skaggs will serve as our Chief Financial Officer. Mr. Skaggs has more than 25 years of experience as an internal and external accountant, treasurer and chief financial officer for public and private real estate companies. Ted McGonagle will serve as our Chief Investment Officer. Mr. McGonagle has more than 21 years of commercial and residential real estate experience including identifying and analyzing acquisition and disposition prospects, obtaining land entitlements, property financing, and developing and redeveloping properties. Todd Nielsen will serve as our General Counsel and Corporate Secretary. Mr. Nielsen has more than 10 years of real estate legal experience as in-house counsel for our predecessor business and prior to that as outside counsel to developers, investors, corporate tenants and lenders in commercial, residential, office and industrial real estate transactions. Miguel Enrique Echemendia will serve as our Chief Administrative Officer. Mr. Echemendia has nearly 20 years of experience in the analysis, strategic planning, acquisition, financing and management of diverse investments including radio and television stations. A significant portion of our management team’s experience has been in the Southern California real estate market.

We believe that success in an urban real estate market depends on accumulated qualitative and quantitative market data gained through experience combined with the ability to identify, interpret and capitalize on market changes. We believe our staff of professionals has made us a market leader in this regard. We employ approximately 91 employees, including specialists in land planning, design development and architecture, construction oversight, financial underwriting, real estate law and property management. Our employees have close working relationships with lending institutions, local government officials, community and labor leaders and are key players in the real estate financial and brokerage community in Los Angeles and have substantial experience in assembling numerous small land parcels, expediting land development approvals and in project design, construction management and property marketing and management.

Our relationship with our largest tenant, American Apparel, is an example of the successful application of our expertise. In 1998, we identified American Apparel, then a small local maker of custom T-shirts whose goals included paying its garment workers a living wage and keeping its manufacturing local. The company was unable to find landlords willing to take a chance on its business. Because of our experience in urban companies and development, we saw an opportunity, and worked with American Apparel to provide it with space, good electrical distribution, ample parking and other attributes needed for this company to expand its business. In 2005, American Apparel had total sales of approximately $190 million and more than 3,500 employees, according to the company. American Apparel expects its 2006 total sales will be approximately $300 million. Most of American Apparel’s manufacturing operations and most of its distribution facilities are located within our projects. Since 1998, American Apparel has leased an additional 670,000 square feet and generated more than $6.2 million net operating income for our predecessor business.

Our Strategies

Our strategy has three primary components: investment, value creation and operations.

Our Investment Strategy

We invest in commercial projects, mixed-use “urban villages” and residential for-lease or sale projects in downtown Los Angeles and other urban areas in California. We seek sub-markets that are:

•	dense urban areas undergoing demographic, structural or economic change;

•	places where a significant portion of the properties and participants are of a non-institutional nature;

•	areas where the existing inventory of buildings is predominantly either obsolete or no longer relevant to the changing demographic or economic profile of the surrounding market;

•	localities where we have established strong working relationships with the city planners, community redevelopment agencies and local political organizations; and

•	areas near the existing transportation network, particularly public transportation systems, which allow the properties and tenants to get the maximum benefit from in-place infrastructure.

We employ a variety of strategies to increase the value of our development and redevelopment projects and to operate our business.

Our Value Creation Strategies

Aggregate Separate Parcels and Acquire Controlling Locations in Developing Neighborhoods

In our markets, large, contiguous development properties are infrequently for sale and, when available, sell for prices that most often reflect the potential value of such properties in fragmented, high-barrier-to-entry urban areas that have substantial demand generators. We seek to acquire or control smaller, separate real estate parcels over time and at a lower cost with a view toward later aggregating those smaller parcels into one large, contiguous property that can accommodate a larger-scale development such as a commercial wholesale market or a mixed-use high-rise building. We are occasionally able to purchase one or two large tracts of land sufficient for the planned redevelopment project within a relatively short time period. Other times, it may take several years to acquire the needed land.

The process we use to aggregate land depends on the specific project, the parties involved and the timing of the acquisition opportunities. Sometimes we directly purchase land through one or more subsidiaries. However, to mitigate our holding costs and to hedge against the possibility we may ultimately be unable to acquire the several parcels needed to form a more valuable contiguous property, we sometimes instead purchase an option contract or a long-term purchase contract that gives us the right to acquire the land at a specific price on or before some future date. In addition, to avoid making the market aware of our pending assemblage of several, proximate parcels, which often causes sellers to raise their asking prices, we may occasionally use third parties to do either of the above. These third parties separately enter into contracts with us requiring them to sell the land to us or to assign the purchase and sale contract or option contract to us. We have historically sometimes used the third-party acquisition structure when we have determined that the incremental cost to purchase discreetly was outweighed by the risk of increases in asking prices or the risk adjacent parcels would be removed from the market entirely.

In neighborhoods that are in the early stages of revitalization, we seek to acquire a controlling parcel. A controlling parcel is one that provides us with a strategic advantage in the neighborhood. For instance, we may seek a key location on a city block that has not yet been redeveloped, such as a parcel at an intersection that experiences heavy traffic and has high visibility. By relatively early renovation of our parcel, we may be able to establish the tone of the block’s subsequent redevelopment and even trigger redevelopment of the remainder of the corridor. We may also acquire a strategically sized or configured parcel in a city block that is instrumental in any material redevelopment of the block, thereby deterring any substantial competing development and creating an incentive for owners of adjacent parcels to sell. This strategy should allow us to create stockholder value by acquiring development sites at attractive prices and then assembling them into otherwise unavailable or rare large-scale development opportunities.

Strategy Example

We implemented this strategy with the 2131 Humboldt Street project. This project is a full city block and contains 7.25 acres. The project is adjacent to the U.S. Interstate 10/Santa Monica Freeway in a well-established distribution market. From 2004 until 2006, we discreetly acquired the entire city block through a series of nine separate land parcel purchases. These parcels contained eight, mostly obsolete, older buildings with a cumulative building size of 186,104 square feet, one building of which we have already demolished leaving a total of 98,504 square feet in the remaining buildings. The average age of the buildings was 61 years. The buildings had existing tenants whose rental rates ranged from approximately $5.40 to $10.20 per square foot per annum. We plan to redevelop this site into a modern and efficient 98,504-square foot wholesale market focused on meeting the needs of small tenants being displaced by the rapid residential growth in the core areas of downtown Los Angeles. We are currently in the renovation stage on several of the buildings.

Focus on the Property Needs of Specific Industries and Premium Space Users

We will seek opportunities to achieve rental rate premiums by meeting the property needs of “premium space users” in specific industries. Premium space users are tenants whose critical business functions depend on the location, zoning or utilities of the leased space and whose needs frequently coincide with urban environments. For example, premium space users may need space with access to recycled water, rail spurs or government-approved zones to conduct their businesses. In contrast, “commodity space users,” which occupy the majority of commercial real estate, are in industries that are relatively indifferent to location. Their major criteria are minimizing their space cost and maximizing their space flexibility. Examples include most office or industrial tenants, for whom one building is often interchangeable with a competing building located elsewhere.

A number of our tenants are food processing, food distribution and cold storage companies, which are premium space users. Food processing, food distribution and cold storage companies have unique building requirements that often include approvals from local health departments. The ability to understand these needs and provide these users with facilities and services that maximize their operating profits allow a landlord to charge premium rents and minimize leasing risk while building a roster of loyal tenants that may have few other alternatives.

Strategy Examples

Our 3185 Washington Boulevard project is an example of a premium space user property. Aztlan Cold Storage is a successful cold storage operation serving large frozen food distributors. Recently, Aztlan Cold Storage was searching for space to relocate and expand its facilities. Because of our expertise in the construction and regulatory aspects of cold storage development, as well as our reputation for performing in this market area, Aztlan Cold Storage agreed to have us build a 59,000-square foot facility to meet its needs. Aztlan Cold Storage is now a long-term tenant of ours in a state-of-the-art building at a prime location for its industry. Aztlan Cold Storage rents this space for $24.00 per square foot per annum, which is a premium of roughly 50% over space of similar size in the same location that is not tailored for the cold storage business. Our total cost to construct the building was approximately $12.2 million.

Our former 2955 Leonis Boulevard project is another example of the economic value created from focusing on premium space users. With our knowledge of the produce distribution and cold storage industry in the Los Angeles area, we commissioned the construction at this site of a single-tenant food industry building with substantial cooler space. We planned for the project to be a leased investment within our portfolio. We purchased the completed building in May 2005 for $3.8 million. However, instead of leasing the building, we sold the building to a prospective tenant in May 2006 for $5.6 million. The nearly $1.3 million profit represents a 31% premium over our total costs of approximately $4.3 million.

We believe that premium space users are often underserved because their specific needs are not compatible with the predetermined layouts of most real estate projects and because real estate providers must invest significant effort to understand these needs. We will continue to spend considerable time and energy identifying premium space user industries in our markets, understanding their evolving location requirements and building close working relationships with the important constituencies in those industries.

Focus on Markets that are Transitioning from Large to Small Tenants

We also focus on acquiring, modernizing and subdividing large, older single-tenant industrial and mixed-use buildings. In many urban marketplaces, large manufacturers and distributors have relocated their businesses, often vacating such large, older buildings for overseas or suburban locations. Taking their place are small emerging businesses and established companies that are de-centralizing their operations. We have designed proprietary methods for transforming existing large, single-tenant buildings into workplaces for many small tenants by re-using a large portion of the existing facility and creatively subdividing the existing space at a relatively minimal cost. This approach should allow us to offer competitively-priced space (as compared to rental rates at new buildings) in convenient urban locations, generating attractive yields for our stockholders. In certain of our submarkets, we believe that there is more long-term economic stability with a project with slightly below-market rents that has 30 small tenants with limited credit histories and a waiting list of prospective tenants than with three large corporate tenants with market rents.

Strategy Examples

In 1997, the Rykoff Sexton Company, one of the largest institutional food distributors in the U.S., relocated its corporate headquarters and largest manufacturing and warehousing operation out of downtown Los Angeles.

The 1.4 million square foot facility vacated by Rykoff Sexton was a campus of four multi-story buildings built in 1923 and was considered by potential institutional buyers as obsolete and most suitable for demolition. We acquired and modernized, at a total cost of approximately $18.5 million and re-tenanted the buildings with a range of produce distribution, garment manufacturing, distributors, movie production and local office tenants. The campus, now known as our Alameda Square project, averages $5.88 per square foot of rents, has a substantial positive cash flow and, net of renovation expenses, the estimated value of the project has increased substantially.

Our project known as 5707 South Alameda, located immediately south of downtown in one of the major trucking thoroughfares in the region, is an older single-tenant building having approximately 55,729 square feet of space and which, in its current condition, has a market rate potential of approximately $6.00 to $7.00 per square foot per annum. For an aggregate estimated projected development cost of approximately $3.4 million, we are modernizing and subdividing the project into space for approximately 20 tenants with anticipated rents averaging approximately $16.00 per square foot per annum. We have currently leased the property to a number of small tenants on month-to-month leases. In our current design phase, we are focused on completely renovating the structure and creating a modern, efficient multi-tenant building of the same size. We anticipate completing construction of the project in July 2007.

Aggregate Small, Synergistic Tenants

In urban areas, the non-office tenant base consists primarily of small businesses with limited funds available for maintaining inventory and marketing. Grouping similar businesses together creates a marketplace that offers convenience to product buyers and a steadier stream of prospective customers to the business owners. Business-to-business product wholesalers are particularly amenable to this strategy. Additionally, business owners are able to have closer contact with industry trends and reduce inventories through re-selling arrangements with neighboring businesses. These advantages may increase business profits and stability and may justify a rental premium compared to stand-alone locations. As an experienced developer, we can create a wholesale market with good parking and an efficient, attractive layout that is beyond the capacity of a small, individual wholesaler, and we will continue to seek sub-markets where there is an active but unorganized critical mass of similar businesses that could benefit from aggregation. We believe this strategy should allow us to generate higher post-redevelopment rental income from our smaller tenants.

Strategy Examples

One of our projects is the Seventh Street Produce Market, which is a produce wholesale terminal market and an example of creating value by congregating smaller, but synergistic tenants. The Seventh Street Produce Market is the second largest produce terminal market in California. Constructed in 1919 by the Southern Pacific Railroad, it was later sold in a bulk portfolio sale to a large institutional investment group. After efforts to convert the facility into a more institution-suitable property did not succeed, it was sold to our predecessor business in 1999 for $15.6 million, and subsequently we invested approximately $10.4 million to renovate the property. Seventh Street Produce Market has approximately 80 small tenants and 150,280 rentable square feet and is immediately adjacent to another produce market. Focusing on the direct operational needs of those 80 tenants, we selectively modernized and expanded the facility and improved internal traffic flow. During the process, we relocated large produce tenants to other produce buildings owned by us, and the space they vacated was leased to a larger number of smaller tenants at much higher rental rates. Because of the number of tenants and the overall volume of buyer activity within this complex, we achieve rental rates that range from $37.00 to $54.00 per square foot per annum, well above market rents, for comparable buildings in the area that are single tenant industrial properties.

Focus on Residential Development in Appropriate Locations

Part of our business includes selectively developing downtown residential space either for sale or lease through ground-up development or redevelopment of existing buildings. We plan to locate our residential properties on development sites we own near transportation infrastructure and demand generators such as office buildings, retail stores, restaurants, and cultural and sports venues, with consideration given to predicted population and commercial growth patterns within the specific downtown districts. In the last five years, housing unit demand has outpaced supply in the Los Angeles area. Since 2000, the population has increased by 645,000 people in Los Angeles County while only 66,000 new housing units have been built. Our strategy is to capitalize on the growing downtown professional workforce. The current estimated downtown population is approximately 24,000 and is expected to more than double by 2009. Recent statistics demonstrate that of the newest downtown residents, most are young adults, single, and categorize themselves as professionals. We believe ownership demand for residential units in downtown Los Angles will continue. We believe that our residential condominium projects will provide convenient and affordable downtown housing ownership opportunities to young urban professionals and provide us with attractive returns on invested capital. Through our experience and understanding the downtown economies, we feel we have a competitive advantage and the ability to locate these development or redevelopment projects within or just adjacent to the high-volume areas described above. Our strategy is particularly effective where we are able penetrate particular residential markets, which may be as discreet as a few city blocks, ahead of our competitors.

Strategy Example

Approximately seven years ago, the City of Los Angeles created zoning and building code allowances on designated land parcels to facilitate adoptive reuse of existing buildings for residential and entertainment uses in the downtown area. We were one of the first developers to take advantage of this opportunity. We began purchasing commercial parking lots in the South Park area of downtown Los Angeles that were included in the city’s master residential plan and were proximate to newly established downtown amenities. Our Southpark Towers project is located on three acres of commercial parking lots, which we continue to lease for interim revenue. The land lies directly across the street from SBC Towers, an office and retail complex of approximately 1.2 million square feet, adjacent to several new residential projects and within three blocks of the Staples Arena and the $2.5 billion LA Live project, which is under construction. We are in the design phase for approximately 650 residential units at this location, and our predecessor business’ total land costs for this project was approximately $43,000 per proposed unit.

Coordinate Residential and Industrial Development in Shifting Urban Markets

Downtown Los Angeles, with its proximity to some of the busiest ports in the world, has a strong industrial base. However, much of the industrial space within downtown is aging or obsolete and is not properly serving its industrial users. We believe that one of the best long-term investment strategies for downtown Los Angeles includes both residential and industrial development in ways that benefit both sectors. Demand for downtown residential space is growing, and we own many properties within historically industrial districts that are located in emerging housing markets prime for residential development. We will continue to seek these opportunities. As active developers and operators of industrial/distribution space, we have greater ability to acquire opportunities quickly and at lower industrial /distribution pricing than competitors who are residential-only developers. Our strategy also includes the purchase of industrial/distribution properties and land in areas proximate to downtown but not in emerging residential markets. We see an opportunity to better serve industrial users we displace through residential redevelopment by providing them with more efficient, state-of-the-art facilities in commercial projects of ours near downtown areas that better meet their transportation, employment and other needs. We believe coordinating residential and industrial development will facilitate our land assemblage by reducing industrial users’ opposition to our residential redevelopment, eliminating or reducing inefficient lease termination schedules, allowing us to better time our cash flows and realizing higher rents from industrial/distribution users relocated to more suitable facilities.

Strategy Example

A cold storage business that we own and operate, National Cold Storage, is an example of redeveloping an older industrial site into residential units while developing more modern industrial space in replacement at a new location. National Cold Storage is a 71,635 square foot public cold storage/freezer complex located on approximately four acres of land originally built during a 20-year period beginning in 1940. The buildings are obsolete and have energy inefficient freezer equipment, and our cold storage business is constrained by the physical plant and lack of expansion space. The property is located in the arts district, an emerging residential neighborhood. Many of the older buildings in this area are in the pre-redevelopment planning stages or have already been converted to residential uses. In early 2005, we purchased the property for approximately $9.3 million, and we are now planning the development of our Center Village project on the site, which we expect will feature 560 high-rise, for-sale residential units and 30,000 square feet of retail space.

We are concurrently developing 3000 Washington Blvd., which will be a 293,693 square foot state-of-the-art cold storage/freezer and food processing facility on 12 acres of industrial land located immediately south of downtown Los Angeles. We will relocate National Cold Storage into 120,834 square feet of space in this facility, which will be designed to increase the business’ operating and energy efficiency. We anticipate this facility will be available by approximately July 2007. In the interim, while we continue our development and entitlement process for Center Village, we operate National Cold Storage in its current facility, which reduces our land carrying and other project costs. The presence of National Cold Storage has encouraged other similar operators and food processors to begin negotiating for space at this location.

Pursue Opportunities Offered by Governmental Organizations

In the State of California, the state government, regional agencies and local community redevelopment agencies created under the California Community Redevelopment Law control a large amount of surplus property in urban areas and additionally have substantial land approval discretion. These organizations often have a mandate to dispose of their surplus property in a manner that encourages socially responsible development. We believe that such organizations, in addition to owning a large number of development parcels, present some of the more compelling opportunities in downtown Los Angeles because of the size or location of the parcels they control or because the acquisition terms for such parcels may be more favorable than typical private seller terms. We believe our management’s relationships and local reputation for bringing socially-minded solutions to urban real estate problems gives us a competitive advantage to be selected by these government-controlled development and redevelopment organizations, thereby creating opportunities to acquire properties at attractive values that enhance stockholder value.

Strategy Example

In April 2003, we acquired a 4.9-acre parcel of surplus land in a high-demand Chinatown location that was no longer critical to the construction of the Metro Gold Line connecting Los Angeles to Pasadena and that had been acquired previously by a governmental construction authority managing the project. Because the property had existing environmental problems and in light of community interest in specific development plans, the construction authority focused its efforts on selling the property to a developer who could supervise the site remediation while working with community leaders on an appropriate project design. In 2000 we were granted an exclusive right to negotiate, typically the first step in the acquisition process with governmental agencies. During the next several years, we worked with the construction authority to remediate the site, at its expense. Ultimately, the environmental clean-up was completed as was the lengthy sale approval process with the relevant governmental agencies, and we purchased the property at a price that was below the current market price for similar properties. We have since purchased the adjacent parcel of land and are in the pre-development stage for a 500-unit, for-sale residential project with 50,000 square feet of retail space. We believe that our reputation, relationships and knowledge of the governmental property disposition process enabled us to control and subsequently purchase a prime property at a favorable price.

Our Operating Strategies

Efficiently Manage the Development and Operation of Our Projects

We employ a mixture of direct management and asset management strategies in the acquisition, development and operation of our properties. Firstly, we keep direct control over critical pre-development functions in which we believe we have the most expertise and that require the most local knowledge, such as identification and acquisition of projects (including feasibility analysis) and land use entitlement.

Secondly, while we occasionally act as general contractor on a project, we generally retain expert third-party general contractors to manage the construction of our projects, and we employ in-house project managers to supervise the construction management process closely. Our portfolio contains a wide variety of projects, including demolition or renovation of older industrial buildings, ground-up development of residential town home communities and ground-up development of residential and mixed use high-rise buildings. Accordingly, we select third-party general contractors most suitable for the nature of a project. Our experienced in-house project managers then monitor construction progress of our projects to ensure high-quality workmanship and a smooth and timely transition into the leasing and operating phase or to allow effective marketing of our for-sale projects. All of the construction is performed by subcontractors, which allows us to reduce our investment in direct labor costs, equipment and facilities.

Thirdly, once the development or redevelopment of a project is complete, we directly manage its operation and leasing activities in accordance with a strategic business plan we develop for the project, or we retain third-party sales companies in the case of for-sale projects. We seek to increase cash flows from our for-lease projects through cost efficient project operations, in-house employment of project-level employees and leasing strategies designed to capture market rental growth from the renewal of below-market leases or recruitment of tenants that are premium space users or otherwise require a greater range of services, which enables us to charge higher rental rates.

While we will continue to conduct most leasing activities in-house, we will occasionally engage third-party leasing agents to assist us in new leasing of vacant space and to assist us with lease renewals from time to time. We will select leasing agents based on their demonstrated track record and knowledge of the sub-markets in which our projects are located.

Seek Interim Revenues from Properties

The public approval process for certain projects may last two years or longer. During the assemblage or approval process, we may choose to maintain any improvements on the properties, with the ability to terminate leases promptly or relocate tenants when we obtain the final assemblage piece or approvals. We accomplish this goal through a strategy of converting long-term leases to month-to-month leases and seeking additional interim income from the property. In addition, because we have a roster of month-to-month tenants who have agreed to relocate at our discretion, we have the operational flexibility to generate interim revenues by moving tenants from a property commencing redevelopment construction to another that is in the project design phase. These additional cash flows reduce land carry costs and facilitate our land assemblage strategy. We make investment decisions regarding property assemblages based in part on a property’s ability to generate interim revenues.

Interim uses include unconventional sources such as licensing space in a property to film and television industry companies for on-location filming and conventional sources such as operating a property as a parking facility. We entered into in more than 65 location filming agreements in 2005, and our projects have been used to film scenes in movies such as Mission Impossible III and The Fast and The Furious, for television shows such as Fear Factor and in several commercials and television pilots.

Sell or Recapitalize our Projects to Realize Value

Subject to appropriate tax planning to defer recognizing taxable gain, we expect to dispose of or recapitalize many of our projects from time to time once they reach what we believe to be their maximum near-term value and redeploy some or all of our equity and profits into other real estate investments that we believe have a greater potential for economic appreciation. We do not intend to aggregate and hold substantially all of our projects after redevelopment and stabilization. We believe that we will maximize our risk-adjusted returns with a policy of redeveloping and selling some of our projects to realize capital appreciation and reinvesting some or all of the net proceeds in new redevelopment projects, rather than redeveloping and retaining a project to realize increased rents over a long period.

Selectively Invest in Other Assets

While we currently have no plans to do so, we may also invest from time to time in properties, mortgages, mezzanine or other debt instruments or in equity in property-owning entities that do not meet the criteria above. For example, we may pursue investment opportunities in properties in other urban markets outside of the State of California. We will pursue these opportunities if we believe they will provide risk-adjusted returns similar to or in excess of the returns we anticipate from our primary strategies.

Our Underwriting Process

In considering whether to acquire an available property, we first examine the property’s current use and market value based on historical income from operations, revenue and expense trends and likely future profitability within its current use.

We undertake an extensive due diligence review that may include evaluating title, property appraisals, environmental, engineering and other customary third-party reports, the operating history, physical condition and age of the property, its technological adaptability and its regulatory compliance. We analyze current demand generators and the property’s competitive position within its location, which includes a financial analysis and considers factors such as the property’s proximity to major transportation arteries and public transportation and the barriers to entry in its market. As applicable, we review the property’s current tenants and leases, including lease duration, rights to renew or terminate, landlord property maintenance obligations and whether rents are above or below market.

Because we are foremost a redeveloper and focus on creating value through converting real estate to different uses, we critically examine possible future uses and values of the property. Key factors in our investment decision include:

•	compatibility of the future use with the general plan, zoning and planning laws, regulations and policies of the municipality or other applicable governmental agency, including current zoning and other government entitlements for the property and/or compatibility with anticipated land use trends or initiatives;

•	an estimate of our ability and the time needed to obtain any necessary land use entitlement;

•	applicable building restrictions and covenants binding the property;

•	local political support or opposition to the proposed development or redevelopment;

•	the ability to use the property to finance its or other properties’ development or redevelopment;

•	for properties with a single, large tenant, the possibility of modifying the space to accommodate several, smaller tenants;

•	whether our portfolio includes or we control parcels adjacent to the target property;

•	needs of any current tenants during and after a redevelopment project, including whether we have the ability to relocate current tenants to other projects in our portfolio;

•	the profile and availability of anticipated future tenants or purchasers;

•	prevailing trends in the Los Angeles downtown district or other market where the property exists, including ongoing or proposed redevelopment projects and expected shifts in demographics and demand generators; and

•	the financial value of a possible development or redevelopment based on our target minimum rates of return for a commercial or residential project, as applicable.

Our underwriting process is supervised by the investment committee of our Board of Directors, which is comprised of Messrs. Meruelo, Maddux, Beckemeyer and [•]. The committee determines the properties we acquire based on a detailed analysis of a target property that includes comprehensive input from our management team.

Competitive Strengths

We believe we distinguish ourselves from, and have certain competitive advantages over other real estate companies and other participants in our specific industry segment, including those identified below.

We are a fully-integrated real estate company

We are a fully-integrated real estate company with a sophisticated infrastructure, including acquisition, architectural design, professional engineering, land planning, construction oversight, property management and leasing and tenant services resources all within our organization. Our industry segment, however, is highly fragmented, and the majority of the owners, sellers, tenants and other participants in our industry segment and target markets are non-institutional, lack our capabilities and rely on outside consultants and third-party managers. Our ability to respond immediately and directly to sellers, lenders, tenants and governmental officials, in professionally specific detail, allows us to maximize a potential economic opportunity or to minimize a potential economic risk. Additionally, we believe that our in-house capabilities promote confidence with potential property sellers and property users as compared with our more limited-capability competitors. Based on our management’s experience, we believe that operating a fully-integrated business with common management and objectives that will benefit our stockholders by allowing us to conduct larger and more sophisticated development and redevelopment projects where our extensive capabilities are acknowledged and understood by sellers, governmental regulatory agencies, lenders and other transaction parties in comparison to our competitors that have limited or single discipline, in-house resources.

We will be one of a few well-capitalized companies pursuing urban in-fill projects in our markets

We believe we will be one of a few well-capitalized companies pursuing Smart-Growth projects in our markets. Immediately after the completion of this offering and our formation transactions, our debt-to-total-assets ratio will be only approximately         %, based on an assumed initial public offering price of our common stock of $[•] per share, which is the midpoint of the range on the cover of this prospectus. Based on our current leverage policies, we should have sufficient capacity to complete the development and redevelopment of our projects. We believe that our solid financial foundation will allow us to pursue more capital-intensive redevelopment projects that potentially yield greater stockholder returns than would be possible for companies with weaker balance sheets.

We will be one of the few publicly-traded companies primarily focused on redevelopment in re-emerging urban areas

Our business plan is distinctive among publicly-traded companies, and we believe we will be one of the few such companies primarily focused on development and redevelopment of real estate in re-emerging urban areas. Many public real estate companies focus on properties with stable occupancies at market rents, also known as “core” properties, or on properties with stable occupancies that have below-market rents that may benefit from more efficient management or minor renovation but that do not need significant capital improvements, also known as “core plus” properties. In contrast, we focus on urban in-fill development and on re-positioning real estate, also known as “adaptive re-use.” We look for properties that have alternate, more profitable uses than their current uses. Such properties may have substantial vacancies, unstable occupancies or require major renovations to convert to different uses. We believe that we are one of the few companies that has the relevant real estate experience, market experience and level of comfort with urban environments and the sophisticated resources to take advantage of the opportunities of our business plan in an efficient manner. We further believe that our business, which involves using local and other special knowledge to identify and achieve viable uses for urban property, presents higher potential returns than the returns that we might derive from focusing on increasing the spread between yields generated by core properties over the costs of financing those properties, which is driven by reducing energy and tenant service costs, avoiding unnecessary expenditures and other efforts to maximize the efficiency of property management. Furthermore, we believe we can earn higher risk-adjusted returns through the re-development of re-emerging urban markets than on the initial development in emerging suburban markets.

Our senior management has extensive real estate experience and relationships in the greater Los Angeles area

Our senior management has extensive real estate investment and development experience and relationships in urban real estate markets, particularly in the greater Los Angeles area. Our management has been actively involved in the investment, development, redevelopment and management of industrial and commercial real estate properties for an average of approximately 23 years. Through these activities, our management has developed a network of contacts among the tenants, property owners, government agencies, brokers, community lenders, institutional investors, third-party service providers and design-build contractors who participate in our market. Our senior management understands the government entitlement process involved in urban infill development and is familiar with trends in evolving Los Angeles neighborhoods. We are a well-known real estate company in the Los Angeles area and are frequently one of the first contacted when a property is available for sale. We expect our contacts and knowledge will continue to provide us with significant investment opportunities and an enhanced ability to pursue urban redevelopment successfully. We believe that this is an advantage over investors that lack our local relationships and market knowledge.

Our primary geographic focus is on one of the most attractive real estate markets in the United States

We believe our primary focus on greater Los Angeles and nearby areas, one of the most attractive and largest urban real estate markets and dynamic economies in the United States, is an advantage over real estate companies with a broader geographic focus and over real estate companies focused on smaller or less attractive real estate markets. We believe that greater Los Angeles and nearby areas will continue to present us with numerous opportunities for acquiring projects that meet our investment criteria and for realizing value from redevelopment projects.

We believe that we own the largest non-government real estate portfolio in downtown Los Angeles and nearby areas

We believe that we own the largest non-government real estate portfolio, by acreage, in downtown Los Angeles and that there is inherent value in our portfolio because of its unique size, diversity and location. Our portfolio, including those projects that we will have a right to acquire, was assembled over a period of many years from more than 140 smaller parcels in high-barrier-to-entry locations after an extensive evaluation and entitlement process, including location analysis, community assessment and profit evaluation. It would be difficult for another real estate company to assemble today a land and building portfolio in downtown Los Angeles similar to ours. While some of our projects are unoccupied, many are leased, and our tenants are diverse and from a variety of industries. We expect that these existing tenants will provide cash flows to help fund our working capital needs, while the character and locations of our projects, once developed, will provide substantial capital appreciation.

Organizing our company as a taxable corporation rather than a REIT gives us greater flexibility than we would have as a REIT

As a taxable corporation, we have greater operating flexibility than that of our competitors that are organized as REITs. For example, REITs incur a 100% tax on the net income derived from sales of property they hold primarily for sale to customers in the ordinary course of a trade or business. As a taxable corporation, we are able to develop and sell residential and commercial units and capitalize on increases in the value of redeveloped commercial projects through a sale without incurring the 100% tax, although we will be subject to regular corporate tax. In addition, unlike REITs, which are subject to mandatory distribution requirements, we will be able to retain our after-tax profits for acquisitions and development, and thus are less dependent on the capital markets for our continued growth. However, we will operate our business and make our investments through an operating partnership and will therefore have the same ability that a REIT structured as an UPREIT has to acquire assets by issuing common units of our operating partnership. This structure may allow property owners from whom we acquire properties to defer recognizing taxable gain until we dispose of those properties and may make our acquisition offers more attractive than competitive offers that would cause a property owner to realize immediate taxable gain. Because we are a domestic taxable corporation, our dividends will be subject to maximum federal tax rate of 15% for U.S. individuals who satisfy certain requirements.

Our Market

Unless otherwise stated, the following information was compiled from market reports publicly available and published by the City of Los Angeles Information Statement published in April 2006, the World Trade Association Los Angeles – Long Beach, the Los Angeles Downtown Center Business Improvement District, the Los Angeles County Economic Development Corporation, the Southern California Association of Governments, CB Richard Ellis, the United States Census Bureau, the California Department of Finance, the State of California Employment Development Department, Central City East Association Business Improvement District, LA Fashion District Business Improvement District and the United States Department of Housing and Urban Development.

Market Overview

The Los Angeles area is one of the country’s largest metropolitan areas and one of the world’s leading economies. This five-county area posted a 2005 gross domestic product of $754.8 billion, which ranks it 15th largest among the world’s countries ranked by economic size. This 2005 gross domestic product grew by 7.4% over 2004 levels and has grown at a 6.0% compounded annual growth rate over the last five years.

The five-county region’s total population climbed above 18.0 million in 2005, which would rank it more populated than each state in the United States other than the rest of California, Texas and New York. The 2005 population grew by 257,000 residents, or 1.5% over 2004 levels, and represented 9.3% of the country’s total population growth in 2005, though the area only represents 6.1% of the total U.S. population. As of June 2006, the Los Angeles area had 8.2 million employed workers and a 4.5% unemployment rate.

A significant portion of the Los Angeles area economy can be traced to Los Angeles County, which ranks as the 17th largest economy in the world, just behind the Netherlands. Los Angeles County’s gross product in 2005 was $424.1 billion, an increase of more than 6.7% from 2004 and has grown at a 5.5% compounded annual growth rate over the last five years.

Los Angeles County has a population of 10.2 million people as of 2005, which would make it the eighth largest state in the nation, just behind Ohio. The 2005 population grew by 0.9% over 2004 levels and has grown at a 1.3% compounded annual growth rate over the last five years. As of June 2006, Los Angeles County had 4.6 million employed workers and a 4.7% unemployment rate.

The Los Angeles County area economy benefits from its modern infrastructure, which features two ports, six airports and comprehensive freight and mass transit systems. In 2005, ports in Los Angeles and Long Beach and major airports accounted for $293.9 billion in imports and exports. These ports combined were number one in the nation in both cargo tonnage and containers handled in 2005 and number five in the world. Downtown Los Angeles is the closest major rail hub to the port of Los Angeles and presents a natural distribution center for wholesale businesses to process their cargo. In addition, Los Angeles County is the largest manufacturing center in the United States generating more than 470,000 jobs for workers in 2005, which is nearly equivalent to the population of the City of Atlanta. For the second quarter of 2006, the Los Angeles area industrial market, which is the largest such market in the United States and consists of 920.7 million square feet, was only 1.4% vacant, and the Los Angeles downtown/central industrial submarket, which consists of 129.6 million square feet, was only 0.2% vacant. For the second quarter of 2006, the Los Angeles office market, which is the fifth largest such market in the United States and consists of 178.5 million square feet, was 9.5% vacant. During the same period, the downtown Los Angeles office submarket, which consists of 31.0 million square feet, was 13.7% vacant.

The City of Los Angeles is the nation’s second most populous city with approximately 4.0 million people. As of June 2006, the City of Los Angeles had 1.8 million employed workers and a 5.3% unemployment rate. Downtown Los Angeles is at the center of the City of Los Angeles and is the center of the highway, mass transit, rail and other infrastructure systems in the Los Angeles area. As a result of its centralized location, downtown Los Angeles is home to approximately 13,000 businesses as of January 2005, which represents an increase of 25% from 1991 levels. More than 450,000 public and private jobs are provided by these downtown businesses or government establishments, which is roughly equal to the population of the City of Sacramento.

In the past decade, the City of Los Angeles has worked to revitalize downtown with more social amenities and residential development, including by creating special zoning allowances for specific areas. Since 1999, this revitalization has included the construction of the Staples Center, the Walt Disney Concert Hall and the Cathedral of Our Lady of the Angels. Approximately $11.8 billion has been invested or is in the process of being invested in connection with this revitalization during the last five and one-half years.

Downtown Los Angeles is currently in the process of transitioning from a daytime employment center to a 24-hour business, entertainment, social and dining home for a growing number of downtown residents. The current estimated downtown population is approximately 24,000 and is expected to more than double by 2009. According to a survey of all downtown “market rate” apartment buildings by the Downtown Central Business Improvement District in August 2006, the downtown apartment market was 10.4% vacant. One quarter of the total downtown apartment supply is still in the initial lease up phase as many new apartments have been delivered since 2005. Units constructed and opened before 2005 were just 4.3% vacant in August 2006.

Downtown Districts

Downtown Los Angeles is a collection of small areas or districts that are popularly characterized by the predominant land use, the wholesale or retail merchandise available in the area or the ethnic culture present in the area. Downtown districts include: Chinatown, Bunker Hill/financial district, civic center/government area, Little Tokyo, arts district, toy district, old bank district/historic core, jewelry district, South Park/entertainment district, fashion district, electronics district, industrial district, wholesale produce district and the wholesale seafood district.

The downtown Los Angeles fashion district is home to the largest collection of fashion-related businesses in the western United States. Los Angeles is known for its design of women’s, junior’s, contemporary and urban clothing. The Los Angeles fashion district spans 92 blocks in downtown Los Angeles, is home to more than 2,500 wholesalers and attracts 1.5 million retail and wholesale shoppers annually. Last year, the fashion district accounted for more than $8 billion in sales.

The corner of Ninth and Los Angeles streets in downtown Los Angeles is home to the California Market Center, New Mart, the Gerry Building and the Cooper Design Space, which collectively house 1,200 showrooms and represent 4,500 lines that are highlighted in five market weeks yearly. One of our wholesale projects occupies an entire block at a central location just three blocks east of Ninth and Los Angeles streets.

In addition, real estate and local business owners in these downtown districts have formed eight business improvement districts, or BIDs, to promote their areas. Downtown BIDs are focused on the downtown industrial district, toy district, fashion district, Little Tokyo, South Park, historic business downtown and Chinatown areas. The largest such group, which focuses on a 65-block area of downtown encompassing the Bunker Hill/financial district, is the Downtown Central Business Improvement District. The majority of the class A office buildings, hotels and large retail centers are located in this BID. Four of the company’s residential projects are located in this BID.

Another BID, the Downtown Industrial BID, promotes the interests of the wholesale food distribution and storage businesses and the light manufacturing industry within its boundaries. This area is the central distribution node for fresh produce and seafood for the greater Los Angeles area. Wholesale markets, distribution and cold storage facilities and other food related services are the major employers in the district. The district houses the Los Angeles Wholesale Produce Market, which is the second largest produce market in the country and generates annual revenues of approximately $2 billion. Three of our food industry projects are adjacent to the Los Angeles Wholesale Produce Market.

Los Angeles Industrial and Office Submarkets

The combination of the high-volume Los Angeles area ports, Los Angeles County’s strong manufacturing sector and the many companies in downtown Los Angeles that manufacture and distribute such diverse items as apparel, food, jewelry and toys has driven demand for downtown industrial space. For the second quarter of 2006, the Los Angeles area industrial market, which is the largest such market in the United States and consists of 920.7 million square feet, was 1.4% vacant and the Los Angeles downtown/central industrial submarket, which consists of 129.6 million square feet, was 0.2% vacant.

For the second quarter of 2006, the Los Angeles County office market, which is the fifth largest such market in the United States and consists of 178.5 million square feet, was 9.5% vacant. The downtown Los Angeles office submarket, which consists of 31.0 million square feet, was 13.7% vacant. The occupants of downtown Los Angeles office buildings and the general employment base of downtown Los Angeles are a source of demand for downtown Los Angeles residential projects as they seek to reduce or eliminate commute times.

Downtown Los Angeles Residential Market – Apartment and Condominiums

Beginning in 1999, the City of Los Angeles adopted an adaptive reuse ordinance for downtown Los Angeles to facilitate the conversion of older, economically distressed buildings and to encourage mixed commercial and residential uses. The “adaptive reuse” ordinance was the catalyst for increased activity in the downtown residential market. According to a survey of all downtown residential buildings by the Downtown Central Business Improvement District in August 2006, the number of residential condominiums increased from 897 in 1999 to more than 2,800 as of June 30, 2006. The number of “market rate” apartment units increased from 2,600 in 1999 to 7,080 as of June 30, 2006. The downtown residential market thus has a high percentage of newer residential buildings, with approximately 62% of all apartments and 68% of all condominiums delivered since 1999. This growth in the residential supply in downtown Los Angeles was accomplished as a result of the investment of more than approximately $400 million and $1 billion in project costs for these newer apartment and condominium projects, respectively.

Recent statistics indicate that approximately 87.4% of the 1,910 condominiums delivered since 1999 have been sold, with only 241 condominiums left unsold. An additional 1,737 condominiums are expected to be delivered during the remainder of 2006 with 771 of these units or approximately 44% pre-sold.

Despite the recent growth in residential unit supply, prices for new condominiums, which can be either loft conversions or new condominium construction, have continued to rise. In 2004, the median condominium sale value was approximately $485,000 per unit, or $423 per square foot. In 2005, the median condominium sale value was approximately $625,000 per unit, or $538 per square foot. As of the second quarter of 2006, the median condominium sale value was approximately $784,000 per unit, or $607 per square foot.

As of August 2006 and according to a Downtown Central BID survey, the “market rate” apartment market was 10.4% vacant. One quarter of the approximate 7,080 total units in “market rate” apartments downtown were still in the initial lease-up phase, as they were delivered beginning in 2005 and were 28.5% vacant. Units constructed and opened before 2005 were just 4.3% vacant. During the remainder of 2006 and 2007, approximately 970 and 2,190 apartments, respectively, are expected to be delivered that are either under construction, permitted or under plan check.

The downtown residential market is an emerging segment of the overall housing market in Los Angeles. In 2003, Los Angeles County had a housing base of approximately 3.3 million homes and apartment units. This represented 3.04 persons per housing unit. Renters represented 51.4% of the occupied housing supply and homeowners represented 48.6% of the occupied housing supply. The vacancy rate of all apartments in Los Angeles County was 5.2%.

During a five-year period through 2005, Los Angeles County’s population grew by 129,000 people per year on average. Based on 3.04 persons per housing unit, this implies an average historical demand for 42,500 additional housing units per year. As a result of limited available developable land in Los Angeles County except in the outskirts of the county, the housing supply grew on average by only 13,200 units per year during those five years. This implies an unsatisfied historical demand for more than 29,000 housing units per year in Los Angeles County during that time.

In 2003, the City of Los Angeles had a housing base of approximately 1.4 million homes and apartment units. This represented 2.91 persons per housing unit. Renters represented a larger 59.6% of the occupied housing supply and homeowners represented 40.4% of the occupied housing supply. The vacancy rate of all apartments in the City of Los Angeles was 3.9%. Relative to Los Angeles County, the City of Los Angeles had both a smaller percentage base of homes and a greater occupancy rate of apartments. Assuming the ratio of the City of Los Angeles’ population to that of Los Angeles County, the unsatisfied historical demand for housing units per year in the City of Los Angeles has averaged approximately 11,000 housing units per year during the last five years. We believe that the downtown residential market is one of the few remaining available sources of supply to satisfy future demand for residential units that has historically gone unsatisfied because of the overall supply constraints in Los Angeles County.

Our Projects

In connection with this offering and our other formation transactions, in exchange for an estimated total of approximately [•] shares of our common stock and approximately $[•] million in cash representing tax coverage payments, we will acquire entities that own, or that are party to pending purchase and sale agreements, build-to-suit contracts and options to purchase in respect, of 52 development, redevelopment and stabilized projects. The aggregate purchase price under the agreements, contracts and options we will indirectly assume is approximately $185.3 million in cash, net of deposits made (and subject to adjustment with respect to build-to-suit contracts, the price of which is based on actual construction costs).

The following tables provide information about the projects in which we will have an interest, assuming consummation of our formation transactions. Except as indicated below, all of the projects are located in or near downtown Los Angeles.

The majority of our projects are in various stages of predevelopment and development and a portion of our projects are completed, as indicated in the tables below. With respect to projects that are not completed, the information under the heading “Redevelopment Plan” represents our current redevelopment plan for the project based on the factors we discuss above under “Our Business and Projects—Our Underwriting Process”. The actual redevelopment plan and the actual commencement and completion of construction may vary based on market conditions, government entitlements, changes in demand generators and proximate development and other factors. We can provide no assurance that any proposed development or redevelopment will occur as described below or on a timeframe or at costs consistent with our internal estimates.

In the ordinary course of our business, we continually evaluate properties for possible acquisition and are in various stages of due diligence and negotiation with respect to properties not identified in the following tables. We can make no assurance that any such additional transaction will be completed, or, if completed, what the terms or timing of the transaction will be.

Food Industry Projects	Number of Acres	Current Square Footage	Current Use	Redevelopment Plan

788 S. Alameda	2.25	32,208	Small-tenant produce industry space with coolers	Completed

Washington Cold Storage	2.50	59,000	Single-tenant cold storage facility	Completed

Washington Produce Market (1)	2.75	33,860	Small-tenant produce industry with coolers	Completed

500 Mateo Street	0.75	12,960	Single-tenant produce industry space with coolers	Completed

American Fish (2)	0.75	29,213	Seafood processing plant	Completed

Seventh Street Produce Market	11.75	150,280	Wholesale produce distribution space and a 250-car garage	Completed

3000 E. Washington Blvd. (3)	12.00	303,883	Multi-tenant industrial and distribution space	293,693 square foot large tenant cooler/ freezer and food processing space

Ceres Street Produce Market	0.25	14,400	Multi-tenant industrial and distribution space	14,400 square foot small tenant produce distribution center

Barstow Produce Center (4)	75.00	176,750	Cross-dock trucking terminal	Renovate and expand existing space and develop 404,750 square foot cooler space

Subtotal	108	812,554 (5)		1,030,364 square feet (6)

(1)	This project is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. Following this offering, we intend to acquire the project for approximately $7.6 million net of our deposits made using a portion of the proceeds from this offering. The final purchase price is based on construction costs and may be adjusted accordingly.
(2)	We currently lease this project but intend to acquire it under an option to purchase for approximately $4.8 million using a portion of the proceeds from this offering. The option to purchase this project expires on June 1, 2009.
(3)	This project is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the project for approximately $67.3 million net of deposits made using a portion of the proceeds from this offering. We are obligated to repurchase this project five days after the seller has obtained a certificate of occupancy for the completed project. The final purchase price is based on construction costs and may be adjusted accordingly.
(4)	Located in Barstow, California.
(5)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(6)	Square footage total is the sum of estimated redeveloped square footage of each project plus the square footage of each completed project.

Wholesale Projects	Number of Acres	Current Square Footage	Current Use	Redevelopment Plan
Wall Street Market (1)	1.50	23,400	Single-tenant wholesale space	23,400 square feet of multi-tenant wholesale space

Meruelo Wall Street	2.00	85,836 (wholesale) 9,250 (office)	Wholesale and office space	Reposition existing building

620 Gladys Avenue (2)	2.50	65,000	Multi-tenant wholesale distribution space	65,000 square foot small tenant wholesale distribution center

Alameda Square (3)	22.75	1,297,215	Industrial, distribution and office space	Modernize vacant space

1919 Vineburn Avenue	5.75	122,348	Single-tenant industrial and distribution space	122,348 square foot multi-tenant distribution center

2131 Humboldt Street	7.25	98,504	Industrial and distribution space	98,504 square feet of multi-tenant wholesale space

1000 E. Cesar Chavez (4)	1.75	78,400	Single-tenant industrial and distribution space	78,400 square foot multi-tenant distribution center

1500 Griffith Avenue	2.00	50,606	Distribution space	Subdivide and modernize existing building

4th Street Center (5)	1.25	26,136	Single-tenant industrial and distribution space	23,400 square feet of multi-tenant space for small wholesale tenants

Subtotal	46.75	1,856,695 (6)		1,853,959 square feet (7)

(1)	We lease two parcels of this project that have two buildings containing approximately 23,400 square feet. One lease has a 10-year term expiring on July 1, 2015 (including all renewal periods). The second lease has a 30-year term and will expire on February 28, 2037 (including all renewal periods). Each lease includes a right of first refusal exercisable by us to purchase the applicable leased parcel. The remaining three parcels are vacant land currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the build-to-suit part of the project for approximately $9.5 million net of deposits made using a portion of the proceeds from this offering. We are obligated to repurchase the build-to-suit part of the project five days after the seller has obtained a certificate of occupancy for the completed project. The final purchase price is based on construction costs and may be adjusted accordingly.
(2)	This project is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the project for approximately $8.2 million net of deposits made using a portion of the proceeds from this offering. We are obligated to repurchase this project five days after the seller has obtained a certificate of occupancy for the completed project.
(3)	There is an eminent domain proceeding by the Los Angeles County Metropolitan Transportation Authority against a non-contiguous portion of this project located at 1339 E. 7th Street. A hearing on joint use of the property has not yet been scheduled.
(4)	We own 1.55 acres of this project and have the remaining 0.18 acre under contract for approximately $465,000, which is expected to close on September 26, 2006.
(5)	We own 1.0 acre of this project and have the remaining 0.25 acre under contract for approximately $2.2 million, which is expected to close in October 2006.
(6)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(7)	Square footage total is the sum of estimated redeveloped square footage of each project.

Small Tenant Projects	Number of Acres	Current Square Footage	Current Use	Redevelopment Plan
Crown Commerce Center (1)	7.50	287,441	Multi-tenant industrial space	Completed

905 E. 8th Street (2)	1.25	31,758	Multi-tenant industrial space	Completed

Washington at Central Retail	0.25	5,497	Small tenant retail space	Completed

3rd & Omar Street	0.50	24,180	Multi-tenant industrial and distribution space	Completed

Southern California Institute of Architecture	2.50	82,363	Architectural graduate school	Completed

1828 Oak Street (3)	0.75	56,889	Retail and education building	Completed

Santa Fe Plaza (4)	1.25	5,000	Single-tenant metal industrial space	16,000 square foot of multi-tenant retail space

Desmond Building	0.50	78,500	Multi-tenant wholesale distribution space	78,500 square foot of small tenant wholesale space

5707 S. Alameda	2.00	55,729	Single-tenant industrial space	55,729 square foot of multi-tenant industrial and distribution space

1211 E. Washington Blvd.	2.00	109,000	Manufacturing space	85,000 square foot multi-tenant distribution facility

Musica Latina Building	0.50	26,744	Meeting hall space	Renovate existing building

801 E. 7th Street (5)	1.50	126,550	Single-tenant distribution space	126,550 square foot multi-tenant manufacturing and distribution facility

1800 E. Washington Blvd. (6)	3.75	124,423	Industrial space	124,423 square foot multi-tenant manufacturing and distribution facility

Camfield Retail Center (7)	4.00	85,997	Retail and distribution space	55,997 square foot retail and restaurant space

Overland Terminal (8)	3.50	370,800	Multi-tenant industrial, distribution and produce space	Modernize existing building

230 W. Ave. 26th	1.75	67,800	Industrial and distribution space	65,000 square foot multi-tenant distribution center

Gold’s Gym & Storage (9)	2.00	N/A	Cleared land	30,000 square foot Gold’s Gym and a 44,000 square foot mini-storage facility

Subtotal	35.50	1,538,671(10)		1,566,871 square feet (11)

(1)	We currently own 7.0 acres included in this project and have the remaining 0.5 acre under contract and, subject to the successful resolution of a legal dispute with respect to the parcel, we expect to close in January 2007. We have a contract to purchase the parcel for approximately $1.7 million. A trial is scheduled for November 2006.
(2)	We currently own 1.0 acre included in this project and lease the the remaining 0.25 acre but intend to acquire it under an option to purchase for approximately $0.7 million using a portion of the proceeds from this offering. The lease has a 10-year term and will expire on July 14, 2014 (including all renewal periods). Our option to purchase these acres expires on July 14, 2007.
(3)	We currently lease this project but intend to acquire it under an option to purchase for approximately $4.2 million using a portion of the proceeds from this offering. The lease has a term of 10 years (including all renewal periods). Our option to purchase this project expires on January 1, 2007.
(4)	This project, located in Vernon, California, is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the project for approximately $4.8 million net of deposits made using a portion of the proceeds from this offering. We are obligated to repurchase this project five days after the seller has obtained a certificate of occupancy for the completed project. The final purchase price is based on construction costs and may be adjusted accordingly.
(5)	We do not currently own this project but it is under contract and, subject to the successful resolution of a legal dispute with respect to the property, we intend to close in October 2006. We intend to acquire it for approximately $8.0 million. A trial is scheduled for September 2006.
(6)	We do not currently own this project but it is under contract and expected to close in October 2006. We intend to acquire it for approximately $11.0 million net of deposits made.
(7)	This project, located in Commerce, California, is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the project for approximately $11.0 million net of deposits made using a portion of the proceeds from this offering. The final purchase price is based on construction costs and may be adjusted accordingly.
(8)

We own a 12.5% interest in the partnership that owns this project. An entity owned by family members of Richard Meruelo, our Chief Executive Officer and Chairman of our Board of Directors has a contract to buy the project from such partnership and, subject to the successful resolution of a lawsuit with respect to this project, we expect to acquire it in October 2006 for approximately $17.0 million. In addition, we have the right and obligation to acquire the remaining 87.5% partnership interest in the partnership and to assume the liabilities of the family members of Mr. Meruelo arising out of the litigation. A lower court’s ruling was in favor of the family members of Mr. Meruelo but remains subject to an appeal. During the course of the dispute, we acquired our 12.5% interest in the partnership that owns this project.
(9)	This project, located in Commerce, California, is currently owned and under redevelopment by a third party in accordance with a build-to-suit contract with us. We intend to acquire the project for approximately $13.6 million net of deposits made using a portion of the proceeds from this offering. We are obligated to repurchase this project five days after the seller has obtained a certificate of occupancy for the completed project. The final purchase price is based on construction costs and may be adjusted accordingly.
(10)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(11)	Square footage total is the sum of estimated redeveloped square footage of each project plus the square footage of each completed project.

Residential High Rise Projects	Number of Acres	Current Square Footage	Current Use	Redevelopment Plan
American Apartments	0.25	5,000 (retail space only)	39 unit residential apartments and retail space	Completed

The Union Lofts	0.25	131,981	Historic office building	91 loft-style condominium units with 12,500 square foot retail space

717 W. 9th Street	0.75	N/A	Commercial parking lot	214 high-rise condominium units with 6,800 square foot retail space

Ullman Tower One	1.50	N/A	Commercial parking lot	320 high-rise condominium units with 16,000 square foot retail space

Ullman Tower Two	1.00	N/A	Commercial parking lot	195 high-rise condominium units with 12,675 square foot retail space

Olive Street Towers	2.00	N/A	Commercial parking lot	395 high-rise condominium units with 19,750 square foot retail space

Southpark Towers	3.00	N/A	Commercial parking lot	651 high-rise condominium units with 41,800 square foot retail space

TransAmerica Lofts	1.00	N/A	Commercial parking lot	232 high-rise loft condominium units with 11,600 square foot retail space

Center Village	4.00	71,635	Cold storage and freezer space	560 high-rise condominium units with 30,000 square foot retail space

Meruelo Chinatown Towers	5.50	N/A	Cleared land	500 live-work units with 50,000 square foot retail space

Sky Arc	8.00	N/A	Cleared land	635 high-rise condominium units with 70,000 square foot retail space

Meruelo Baldwin Park (1)	5.00	N/A	Cleared land	400 high-rise condominium units with 24,000 square foot retail space

Vignes Towers (2)	4.00	N/A	Cleared land	350 mid-rise condominium units with 21,000 square foot retail

Subtotal	36.25	208,616 (3)		4,582 residential units and 321,125 square feet of retail space (4)

(1)	We currently lease this project, located in Baldwin Park, California, but intend to acquire it under an option to purchase for approximately $4.5 million. The lease has a term of 26 months (including all renewal periods). Our option to purchase this project expires on October 1, 2006.
(2)

This project is currently subject to an administrative proceeding as a result of demolition activity that occurred on the property without a permit. As a consequence, the Los Angeles Department of Building and Safety imposed a five-year ban on future development. We have appealed the decision. In addition, the South Coast Air Quality Management District (“AQMD”) is investigating our compliance with AQMD regulations and laws relating to the demolition of buildings with asbestos-containing materials. No claim has been asserted by the AQMD.

(3)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(4)	Number of units and square footage totals are the sum of the estimated number of units and square footage for each redevelopment project plus the number of units and square footage of each completed project.

Urban Village Projects	Number of Acres	Current Square Footage	Current Use	Redevelopment Plan
Citrus Gardens (1)	2.50	7,200	Multi-tenant industrial and distribution	Urban village with 52 attached townhomes

Covina Gardens (1)	1.00	4,000	Service retail space	Urban village with 30 attached townhomes with 2,400 square foot retail space

San Fernando Court (2)	5.50	N/A	Cleared land	Urban village with 240 condominium units with 9,000 square foot retail space and 9,000 square foot office space

Pomona Park Village (3)	42.50	645,514	Industrial and office space	Urban village with 2,300 residential units with 30,000 square foot retail space

Subtotal	51.50	656,714 (4)		2,622 residential units, 41,400 square feet of retail space and 9,000 square feet of office space (5)

(1)	Located in Covina, California.
(2)	We currently own 4.81 acres of this project and plan to acquire the remaining 0.77 acre parcel for approximately $0.9 million using a portion of the proceeds from this offering. We are obligated to purchase the remaining parcel in this project, located in Sylmar, California, on January 11, 2007.
(3)	We currently own 14.89 acres of this project, located in Pomona, California, and intend to acquire the remaining 27.67 acres, currently held by family members of Richard Meruelo, our Chief Executive Officer and the Chairman of our Board of Directors, for approximately $20 million using a portion of the proceeds from this offering. We intend to purchase the remaining 27.67 acres during the first quarter of 2007.
(4)	Includes square footage that is not available or offered for lease because of redevelopment or repositioning of projects. Current rentable square footage is substantially less.
(5)	Number of units and square footage totals are the sum of the estimated number of units and square footage for each redevelopment project.

Tenants

The following table sets forth information regarding the 10 largest tenants in our portfolio of wholly-owned projects and projects under contract based on annualized base rent as of June 30, 2006.

Top Ten Tenants in Our Portfolio of Wholly-Owned Projects and Projects Under Contract

Tenant	Number of Projects	Total Leased Square Feet (1)	Percentage of Our Portfolio’s Total Rentable Square Feet (1) (%)	Annualized Base Rent (2) ($)	Percentage of Our Portfolio’s Annualized Base Rent (%)
American Apparel	1	750,273	27.2	$2,725,920	12.2
Rockwell Collins	1	242,042	8.4	1,887,960	8.5
Aztlan Cold Storage	1	59,000	2.1	1,596,000	7.2
Southern California Institute of Architecture	1	82,363	2.9	1,212,000	5.4
Prestige Parking	5	—	—	870,000	3.9
The Outdoor Recreation Group	1	122,345	4.3	506,520	2.3
Max Saenz Trucking	1	—	—	354,000	1.6
V&L Produce	1	12,000	0.4	336,995	1.5
Woodland Poultry Operation	1	24,694	0.9	312,000	1.4
South Fresh Fruit, Inc.	1	11,920	0.4	355,200	1.4

Totals		1,304,637	45.5	$10,156,595	45.4

(1)	Based on total square footage of 2,868,710, which is the square footage of space leased or available or offered for lease and excludes substantial portions of square footage in the projects that are not available or offered for lease because of redevelopment or repositioning activities. Total square footage of the projects is approximately 5.1 million square feet. Parking square footage is not included in the calculation.
(2)	Because annualized base rent is not derived from historical results that were accounted for in accordance with accounting principles generally accepted in the Unites States, historical results differ from the annualized amounts.

Lease Expirations

The following table sets forth a summary schedule of the lease expirations for leases in place as of June 30, 2006 for each of the 10 full and partial calendar years beginning January 1, 2006 at the projects we have acquired or have under contract to acquire. The information set forth in the table assumes that tenants exercise no renewal options or early termination rights.

Year of Lease Termination (1)	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Total Rentable Square Feet (%) (2)	Annualized Base Rent of Expiring Leases (3)	Percentage of Portfolio Annualized Base Rent (%)
Month to Month	193	606,334	21	$9,129,370	41
2006	11	433,389	15	1,313,451	6
2007	25	72,130	3	4,116,216	18
2008	10	483,934	17	3,961,560	18
2009	5	534,288	18	850,452	4
2010	2	87,641	3	1,311,000	6
2011	1	59,000	2	1,596,000	7

Total/Weighted Average	247	2,276,716	79	$22,278,049	100

(1)	There are no current lease terminations for the years ending December 31, 2012 through December 31, 2015.
(2)	Based on total square footage of 2,868,710 which is the square footage of space leased or available or offered for lease and excludes substantial portions of square footage in the projects that is not available or offered for lease because of redevelopment or repositioning activities. Total square footage of the projects is approximately 5.1 million square feet.
(3)	Because annualized base rent is not derived from historical results that were accounted for in accordance with accounting principles generally accepted in the Unites States, historical results differ from the annualized amounts.

Mortgage Debt

The following table sets forth information regarding the material mortgages against our projects that we will assume. Unless otherwise indicated in the footnotes to the table, each of the mortgages can be prepaid without penalty and is interest only requiring a balloon payment of the original principal amount at maturity.

Project	Principal Balance as of June 30, 2006	Interest Rate as of June 30, 2006	Maturity Date	Balance Due at Maturity Date
Union Lofts (1)	$9,852,065	LIBOR + 1.0%*	3/1/2008	$28,720,000
Crown Commerce Center (2)	10,520,595	7.48%	9/5/2011	9,614,743
Washington Cold Storage (3)	9,927,070	6.09%	4/13/2013	8,544,711
500 Mateo Street (4)	900,000	7.00%	3/1/2016	—
Alameda Square (5)	52,362,947	6.75%	11/30/2008	48,704,673
Southpark Towers/TransAmerica Lofts/ Olive Street Towers	25,000,000	Prime or LIBOR + 2.75%*	8/1/2007	25,000,000
Meruelo Wall Street (6)	21,310,679	6.25%	7/5/2008	20,371,035
1500 Griffith Avenue (7)	3,000,000	7.00%	1/24/2013	3,000,000
905 E. 8th Street	1,950,000	6.95%	9/15/2007	1,950,000

TOTALS	$134,823,356

*	Indicates variable interest rate mortgages.
(1)	Principal and interest payments of $70,209 until April 2011 with interest only payments due thereafter.
(2)	This loan is not prepayable prior to August 5, 2011. In the event of prepayment upon acceleration of the loan following an event of default, a prepayment penalty of the greater of 1% of the loan balance at prepayment or yield maintenance would be due. Yield maintenance is based on 4.76% treasury rate. Assuming prepayment occurs on December 31, 2006, the penalty would be $1,639,293. This loan has a 30-year amortization schedule with a balloon payment at maturity.
(3)	Subject to a 5% prepayment penalty on the loan balance at prepayment until April 13, 2007, 4% prepayment penalty until April 13, 2008, 3% prepayment penalty until April 13, 2009, 2% prepayment penalty until April 13, 2010, 1% prepayment penalty until April 13, 2011 and none thereafter. Assuming prepayment occurs on December 31, 2006, the penalty would be approximately $496,354.
(4)	No prepayment penalties, but the principal may not be reduced by more than $180,000 per year. Fully amortizes over the term of the loan.
(5)	Subject to a 3% prepayment penalty on the loan balance until 11/16/06, 2% prepayment penalty on the loan balance at prepayment until 11/16/07, 1% prepayment penalty until 9/16/08 and none thereafter. Assuming prepayment occurs on December 31, 2006, the penalty would be $1,034,476. This loan has a 20-year amortization schedule with a balloon payment at maturity.
(6)	Subject to a 3% prepayment penalty on the prepaid amount until June 23, 2006, 2% prepayment penalty until June 23, 2007, 1% prepayment penalty thereafter. Assuming prepayment occurs on December 31, 2006, the penalty would be $421,523. This loan has a 25-year amortization schedule with a balloon payment at maturity.

(7)	Until January 23, 2007, no prepayment may exceed $750,000. Any prepayment made during that time is subject to a 5% prepayment penalty on the remaining principal balance of the loan. Beginning on January 24, 2007, the loan may be prepaid in full without penalty.

The following table sets forth information regarding the material mortgages that we will repay using a portion of the proceeds from this offering. Unless otherwise indicated in the footnotes to the table, each of the mortgages can be prepaid without penalty and is interest only requiring a balloon payment of the original principal amount at maturity.

Project	Principal Balance as of June 30, 2006	Interest Rate as of June 30, 2006	Maturity Date	Balance Due at Maturity Date
788 S. Alameda Street (1)	$6,035,969	Prime + 0.5%*	9/1/2006	$6,040,000
500 Mateo Street	1,000,000	Prime + 1.0%*	12/23/2006	1,000,000
Ceres Street Produce Market	907,234	Prime + 0.25%*	2/15/2007	962,500
Barstow Produce Center (2)	4,031,703	Prime + 0.25%*	9/15/2006	4,097,500
Citrus Gardens (3)	2,000,000	Prime + 1.0%*	7/31/2006	2,000,000
Covina Gardens	756,750	Prime + 0.5%*	6/29/2008	897,000
Southpark Towers	4,998,922	Prime + 0.25%*	3/1/2007	5,340,000
San Fernando Court	3,867,000	Prime + 0.5%*	11/30/2007	4,045,161
Pomona Park Village	14,062,500	Prime + 1.0%*	4/1/2007	14,062,500
717 W. 9th Street	9,110,669	Prime + 1.0%*	9/20/06	9,110,669
Ullman Tower One (4)	10,152,107	Prime or LIBOR + 2.75%*	11/1/2007	11,275,000
Ullman Tower Two	6,120,473	Prime + 0.25%*	11/1/2006	6,396,500
Southpark Towers (5)	16,939,283	18.00%	9/30/2007	21,569,921
Southpark Towers	2,976,490	Prime + 0.25%*	3/1/2007	3,180,000
TransAmerica Lofts (6)	315,740	8.00%	4/1/2008	300,380
TransAmerica Lofts (7)	725,342	9.00%	2/25/2015	—
Center Village	7,000,000	Prime + 1.0%*	10/1/2008	7,000,000
Meruelo Chinatown Towers	5,000,000	Prime + 1.0%*	4/14/2007	5,000,000
Sky Arc	19,000,000	Prime + 1.5%*	10/1/2007	19,000,000
Vignes Towers (8)	1,789,505	Prime + 1.0%*	9/15/2006	1,830,000
Southern California Institute of Architecture (9)	9,946,070	Prime + 0.50% or LIBOR + 2.75%*	8/1/2011	9,741,136
Meruelo Wall Street	3,782,350	12.00%	1/13/2007	3,782,350
1500 Griffith Avenue (10)	3,279,883	Prime + 0.25%*	9/1/2006	3,346,750
4th Street Commerce Center	2,000,000	Prime + 1.0%*	11/22/2006	2,000,000
620 Gladys Ave	806,292	Prime + 0.25%*	4/1/2007	871,750
620 Gladys Ave	611,792	Prime + 0.25%*	3/16/2007	660,000
1000 E. Cesar Chavez (11)	2,439,685	Prime + 0.25%*	9/1/2006	2,475,000
1000 E. Cesar Chavez (12)	242,948	Prime + 0.25%*	9/1/2006	247,500
1919 Vineburn Avenue	5,500,000	Prime + 1.0%*	5/1/08	5,500,000
2131 Humboldt Street	7,000,000	6.50%	8/24/2010	7,000,000
2131 Humboldt Street	1,761,535	Prime + 0.25%*	10/15/2006	1,815,000
2131 Humboldt Street	1,184,568	Prime + 0.25%*	2/1/2007	1,265,000
2131 Humboldt Street	875,351	Prime + 0.25%*	3/1/2007	940,500
1211 E. Washington Blvd. (13)	1,664,473	Prime + 0.5%*	7/1/2015	1,438,202
1211 E. Washington Blvd. (14)	2,870,210	Prime + 0.5%*	5/1/2015	2,856,618
3rd & Omar Street (15)	2,625,000	Prime + 0.25%*	8/15/2015	2,625,000
Desmond Building	6,679,960	Prime + 1.0%*	11/1/2006	7,000,000
5707 S. Alameda	1,745,377	Prime + 0.25%*	10/1/2006	1,804,000
230 W. Avenue 26th	2,178,022	Prime + 0.25%*	10/1/2006	2,255,000
230 W. Avenue 26th	441,748	Prime + 0.25%	2/15/2007	464,757
2425 E. 12th Street (16)	693,275	Prime + 1.0%	8/1/2007	689,273
American Apartments (17)	862,753	Prime + 2.0%	9/10/2007	849,024
1910-1922 Santa Fe Avenue (18)	839,426	Prime + 1.5%	12/1/2008	840,097
905 E. 8th Street (19)	1,000,000	10.00%	6/14/2006	1,072,778
Musica Latina Building (20)	657,333	9.77%	1/1/2010	648,827

TOTAL	$178,477,738

*	Indicates variable interest rate mortgages.
(1)	We intend to extend this loan for six months pending lender approval.
(2)	We intend to refinance this loan by the end of September 2006.
(3)	We recently renewed this loan which now matures on August 1, 2007.
(4)	Subject to prepayment penalty in the amount of any LIBOR “breakage costs” to lender; no prepayment penalty on prime rate advances. Exit fee equal to 0.5% of principal and interest upon repayment or maturity, unless the loan is refinanced with the lender or its affiliate, or the underlying property is sold to a party unaffiliated with the borrower.
(5)	This loan is not prepayable prior to maturity. In the event of prepayment upon acceleration of the loan following an event of default, a prepayment penalty equal to 18 months of interest on original note amount minus actual interest paid until date of prepayment plus an exit fee of 0.25% of prepaid amount would be due, subject to certain exceptions. Assuming prepayment occurs on December 31, 2006, the penalty would be $878,429.
(6)	This loan has a 20-year amortization schedule with a balloon payment at maturity.
(7)	Fully amortizes over the term of the loan.
(8)	Following a six-month extension, this loan now matures on March 5, 2007.
(9)	This loan has a 30-year amortization schedule with a balloon payment at maturity.
(10)	Following a six-month extension, this loan now matures on March 1, 2007.
(11)	Following a six-month extension, this loan now matures on March 1, 2007.
(12)	Following a six-month extension, this loan now matures on March 1, 2007.
(13)	This loan has a 25-year amortization schedule with a balloon payment at maturity.
(14)	This loan has a 25-year amortization schedule with a balloon payment at maturity.
(15)	This loan requires interest only payments for the first 12 months and has a 30-year amortization schedule with a balloon payment at maturity following that.
(16)	This loan has a 25-year amortization schedule with a balloon payment at maturity.
(17)	Subject to a prepayment penalty of 2% of the loan balance at prepayment until September 10, 2006, 1% prepayment penalty until September 10, 2007 and none thereafter. Assuming prepayment occurs on December 31, 2006, the penalty would be $17,065. This loan has a 20-year amortization schedule with a balloon payment at maturity.
(18)	This loan has a 25-year amortization schedule with a balloon payment at maturity.
(19)	Interest is deferred until maturity. This loan has matured and payment is pending.
(20)	This loan has a 20-year amortization schedule with a balloon payment at maturity.

Descriptions of Our Material Projects

Below are descriptions of each of our projects with gross revenues for the 12 months ended December 31, 2005 that amounted to 10% percent or more of the aggregate gross revenues of our predecessor business and its consolidated subsidiaries for the same period or that had, as of December 31, 2005, a book value equal to 10% or more of the total assets of our predecessor business and its consolidated subsidiaries as of the same date. For purposes of determining our material properties under these tests, we aggregated two contiguous projects, Seventh Street Produce Market and Alameda Square, which we collectively refer to as the Alameda Produce Market.

Center Village, Los Angeles, California

Located in in the arts district of Los Angeles, the project is where our National Cold Storage business operates a 71,635 square foot multi-tenant poultry processing and cold storage facility on nearly four acres of industrial land. The cold storage portion of the property is capable of flash freezing and storing nearly 80 tons of meats, poultry, fish, and frozen foods and serves grocery stores and restaurants throughout Los Angeles. The facility has two tenants, National Cold Storage and Woodland Farms, which is a poultry processor. In addition to leasing space, Woodland Farms is a large consumer of National Cold Storage’s flash freezing and cold storage services. As of June 30, 2006, the property was approximately 100% occupied including National Cold Storage and 34% occupied excluding National Cold Storage and had an average annualized base rent of $29.80 per square foot including space leased by National Cold Storage and $12.63 excluding space leased by National Cold Storage. National Cold Storage generated approximately $1.5 million in gross revenues for the 12-month period ended December 31, 2005, and approximately $0.7 million in gross revenues for the six months ended June 30, 2006.

In February 2005, we purchased National Cold Storage in order to acquire the project, with the intent of developing 560 for-sale residential condominium units plus 30,000-square feet of retail space.

We anticipate that the development will proceed in three phases. The estimated total capital expenditures for the development are approximately $350 million to $375 million, which we intend to finance primarily with construction loans.

We will relocate National Cold Storage (including Woodland Farms) to our 3000 Washington Blvd. project, which we are developing as a 296,693-square foot cold storage/freezer and food processing facility. National Cold Storage will operate out of approximately 120,834 square feet at this new location. Construction of our 3000 Washington Blvd. project is expected to be completed in July 2007.

The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at June 30, 2006.

	Occupancy		Annual Base Rent Per Rentable Square Foot
2005(1)	100.0	%(3)	$31.49
June 30, 2006(2)	100.0	%(3)	$29.80

(1)	Rental rate and occupancy have been annualized to reflect the purchase in February 2005
(2)	Rental rate reflects first six months occupancy.
(3)	Includes space occupied by National Cold Storage, a tenant we own. Excluding space leased by National Cold Storage, the occupancy and annual lease rent were 34% and $12.63 for 2005, and 34% and $12.63 for the six months ended June 30, 2006.

The following tables set forth information with respect to the property’s primary tenants and lease expirations, respectively.

Primary Tenants(1)

Tenant	Principal Nature of Business	Lease Expiration	Renewal Option	Total Leased Square Feet	Percentage of Property Leased	Annualized Base Rent
National Cold Storage(2)	Public cold storage	07/2007	No	46,941	66%	$1,822,705
Woodland Farms	Poultry processing	07/2007	Yes	24,694	34%	$312,000

(1)	Represents tenants accounting for more than 10.0% of the project’s annualized base rent as of June 30, 2006.
(2)	This tenant is owned by us.

Lease Expiration Schedule

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property’s Total Rentable Square Feet	Annualized Base Rent of Expiring Leases	Percentage of Property’s Annualized Base Rent
Month to Month
2006
2007	2	71,635	100.0%	$2,134,705	100.0%

Meruelo Wall Street, Los Angeles, California

The two-acre Meruelo Wall Street property is a two story multi-tenant retail/wholesale complex that occupies a city block in a prime location within Los Angeles’ fashion district. The first floor is dedicated to 48 small retail/wholesale garment and fabric vendor units. The second floor has a regional bank (Security Pacific Bank) and a 318-car parking garage operated by an independent parking company. This is one of the few large properties in the fashion district that has both significant on-site parking as well as a large number of street level wholesale spaces. The property has 98,245 square feet of rentable space and was purchased in January 2004. No single tenant occupies more than 10% of the rentable space nor produces more than 10% of the annual base rent. As leases expire we are in the process of converting the tenant base to month-to-month leases in advance of a major property renovation intended to modernize the existing space. We expect our renovation and improvement costs to be between $2.7 and $3.0 million, which we intend to finance primarily with construction loans. As of June 30, 2006, the property was approximately 95% occupied and had an average base rent of $24.52 per square foot.

The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at June 30, 2006.

	Occupancy	Annual Base Rent Per Rentable Square Foot
2004(1)	96%	$24.22
2005	97%	$24.28
June 30, 2006	95%	$24.52

(1)	Does not include January 2004 rent received prior to purchase.

The following table set forth information with respect to the property’s lease expirations, respectively.

Lease Expiration Schedule

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property’s Total Rentable Square Feet	Annualized Base Rent of Expiring Leases	Percentage of Property’s Annualized Base Rent
Month to Month	36	62,551	63.7%	$1,317,790	62.9%
2006	4	11,031	11.2%	312,711	14.9%
2007	3	5,836	5.9%	105,600	5.0%
2008	2	8,026	8.2%	259,368	12.4%
2009	—
2010	1	5,900	6.0%	99,000	4.7%
Thereafter	—

Total	46	93,344	95.0%	$2,094,469	100.0%

Alameda Square and Seventh Street Produce Market, Los Angeles, California

The 34.5-acre Alameda Square and Seventh Street Produce Market projects are within a large, gated complex with a total of 1,447,495 square feet of industrial, produce distribution and office space. Although the projects have historically been operated as a single unit, the Alameda Produce Market, we recently divided the unit into two separate projects, called Alameda Square and Seventh Street Produce Market, to better reflect Alameda Produce Market’s distinct wholesale and food industry operations. For this discussion, the numbers in the tables below will treat it as a single entity, although the prospectus tables refer to each by its separate project name.

The 22.75-acre Alameda Square project is comprised of four multi-story buildings with 1,297,215 square feet of industrial, produce and office space and was purchased in April 1998. This property also includes our headquarters. It is located at the corner of Seventh and Alameda Streets and includes an approximately two and one-half acre parking lot across Seventh Street that is the subject of an eminent domain proceeding and is now occupied by the Metropolitan Transit Authority. The project is adjacent to the Seventh Street Produce Market and is located in the heart of Los Angeles’ produce and wholesale distribution markets. The major tenant in this property is American Apparel, which, as of June 30, 2006, occupied 750,273 square feet. Alameda Square is its headquarters and main production facility.

The 11.75-acre Seventh Street Produce Market is a produce industry terminal market that serves the distribution and marketing needs of approximately 80 wholesale produce tenants. The facility has 150,280 square feet of rentable area and includes an approximately 250-car parking garage. It is located in the heart of Los Angeles’ produce markets and is one of the major hubs and transfer points for produce distribution, with fresh produce brought from various sources and then distributed to markets, restaurants and institutional food services. The market’s tenants are primarily small “produce houses” that pay a rental premium to be located near similar “produce houses,” creating a collective marketing synergy to better attract potential wholesale buyers.

The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at June 30, 2006.

	Occupancy(1)	Annual Base Rent Per Rentable Square Foot
2001	19.4%	$3.42
2002	20.8%	$3.65
2003	28.6%	$4.33
2004	51.1%	$5.27
2005	63.7%	$5.71
June 30, 2006(2)	64.0%	$5.88

(1)	Occupancy rates are approximate and based on annual averages.
(2)	Rental rate reflects first six months occupancy.

The following tables set forth information with respect to the project’s primary tenants and lease expiration, respectively.

Primary Tenants(1)

Tenant	Principal Nature of Business	Lease Expiration	Renewal Option	Total Leased Square Feet	Percentage of Property Leased		Annualized Base Rent
American Apparel(2)	Garment manufacturing & distribution	386,330 square feet in 12/06 363,943 square feet in 06/09	No	750,273	57.9 82.0	% %	$2,725,920

(1)	Represents tenants accounting for more than 10.0% of the project’s annualized base rent as of June 30, 2006.
(2)	The square footage leased is subject to two expiration dates.

Lease Expiration Schedule

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property’s Total Rentable Square Feet	Annualized Base Rent of Expiring Leases	Percentage of Property’s Annualized Base Rent
Month to Month	80	125,280	8.7%	$4,191,586	49.2%
2006	1	386,330	26.7%	$1,597,380	18.8%
2007	8	27,840	1.9%	$728,796	8.6%
2008	4	23,500	1.6%	$419,460	4.9%
2009	1	363,943	25.1%	$1,577,124	18.5%

Total	94	926,893	64.0%	$8,514,346	100.0%

Tax Depreciation

The following table reflects certain tax-related information for certain of our projects:

Projects	Federal Tax Basis (1)	Property Tax Rate 2005 Estimated (2)	Real Estate Tax 2005 Estimated	Depreciation Method	Depreciation Life (Years) (3)
Seventh Street Produce Market	$14,340,407	1.54%	$243,328	Straight line	39
Alameda Square	26,474,597	1.82%	412,754	Straight line	39
Meruelo Wall Street	32,215,093	1.26%	335,854	Straight line	39
Center Village	9,751,577	1.33%	123,916	Straight line	39

(1)	Represents estimated net tax basis as of June 30, 2006.
(2)	Per $1,000 of assessed value.
(3)	Represents depreciation life in years currently used.

Our tax basis in each of our projects generally will equal the adjusted tax basis of the contributors of such project, increased by the amount of gain, if any, recognized by the contribution of such project to us. The amount of gain recognized by the sellers will depend on a number of factors.

Competition

We compete with other public and private real estate companies (including REITs), public and private investment firms, private real estate investors and lenders in acquiring and developing properties. Many of these entities have greater resources than us or other competitive advantages. We also face significant competition in leasing or subleasing available properties to prospective tenants and in re-leasing space to existing tenants.

Principal factors of competition in our primary business of owning, acquiring and leasing properties are the quality and nature of properties, leasing terms (including rent and other charges and allowances for tenant improvements), attractiveness and convenience of location, the quality and breadth of tenant services provided, and reputation of an owner and operator of quality properties in the relevant market. Each of our projects is subject to significant competition from other properties in the same general area. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

Insurance

Our projects are covered by comprehensive liability, casualty, flood and rental loss insurance. We believe that the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice, and that our projects will be covered adequately by insurance. Because it is expensive and not customary in the market, we do not have earthquake or terrorism coverage for our projects. However, future lenders may require that we obtain insurance to cover losses caused by terrorism and earthquakes.

Employees

We employ 91 full-time employees as of the date of this prospectus. We believe that our relations with our employees are good.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings, including those identified below, that arise in the ordinary course of our business, none of which we currently believe are material. With respect to our projects at Overland Terminal, 801 E. 7th Street and Crown Commerce, we are currently involved in legal proceedings regarding the ownership of the properties. We intend to vigorously seek judicial enforcement of our rights to purchase the properties. With respect to our 788 South Alameda project, we are currently involved in a wrongful death action filed concerning the death of a subcontractor’s employee on the property. We intend to vigorously defend the lawsuit. In addition, we are subject to a number of disputes with tenants over lease terms and terminations that arise in the normal course of business. We intend to vigorously seek judicial enforcement of our rights in these proceedings.

MANAGEMENT

Executive Officers and Directors

Each member of our Board of Directors serves a one-year term. Our officers generally serve at the pleasure of our Board, subject to their employment contracts. We plan to appoint four additional independent directors to our board of directors upon consummation of this offering. The following table sets forth information regarding our executive officers and directors and those persons who will be come directors immediately after consummation of this offering:

NAME	AGE	POSITION
Richard Meruelo	41	Chairman and Chief Executive Officer
John Charles Maddux	47	President, Chief Operating Officer and Director
Lynn Beckemeyer	46	Executive Vice President—Development and Director
Fred Skaggs	52	Chief Financial Officer
Ted McGonagle	47	Chief Investment Officer
Todd Nielsen	38	General Counsel and Corporate Secretary
Miguel Enrique Echemendia	49	Chief Administrative Officer
[•]	[•]	Director nominee
[•]	[•]	Director nominee
[•]	[•]	Director nominee
[•]	[•]	Director nominee

The following are biographical summaries of the experience of our directors, director nominees and executive officers.

Richard Meruelo.    Mr. Meruelo will serve as our Chief Executive Officer and Chairman of our Board of Directors upon completion of this offering. Mr. Meruelo has served as chairman of our predecessor business since 1987. During that time, Mr. Meruelo led the strategic planning for the business while managing project acquisitions, purchase negotiations and related financings totaling nearly $1.2 billion. In addition, Mr. Meruelo was responsible for maintaining the predecessor business’ relationships with CalPERS and local and state governmental bodies that had land-use jurisdiction over the contributed projects. Mr. Meruelo earned his degree in business administration from the University of Southern California, with an emphasis in finance and real estate. Mr. Meruelo currently serves as a board member for the Central City East Association and the Los Angeles Central Industrial Redevelopment Project.

John Charles Maddux.    Mr. Maddux will serve as our President and our Chief Operating Officer and as a member of our Board of Directors upon completion of this offering. Mr. Maddux has served as president of our predecessor business since 2005. Before joining our predecessor business, Mr. Maddux served as a founder and shareholder of the law firm of Nevers, Palazzo, Maddux & Packard, PLC from 1998 to 2005, and practiced law with the firm of O’Melveny & Myers, LLP from 1986 to 1996, where he was a member of the real estate practice group. While at each firm, Mr. Maddux served as our predecessor’s outside legal counsel, which we believe is synergistic to our business. Mr. Maddux continues to do a limited amount of legal work as of counsel to Nevers, Palazzo, Maddux & Packard. Mr. Maddux earned his bachelor’s degree in business management—finance from Brigham Young University’s Marriott School of Management and his J.D. from Brigham Young University’s J. Reuben Clark Law School. His affiliations include the Urban Land Institute, the Building Industry Association, the International Conference of Shopping Centers, the Los Angeles County Bar Association and the California Bar Association, Real Property Section.

Lynn Beckemeyer.    Mr. Beckemeyer will serve as our Executive Vice President for Development and as a member of our Board of Directors upon completion of this offering. He will oversee work relating to planning, design, architecture and entitlement work as well as construction activity. Mr. Beckemeyer has served as the senior vice president of development and construction of our predecessor business since April 2006. Before joining our predecessor business, Mr. Beckemeyer served in various real estate development and management positions with The Walt Disney Company for seven years before becoming vice president of worldwide corporate operations and real estate for Walt Disney from 2001 to 2006. Prior to that, Mr. Beckemeyer managed the development, design and construction of urban projects in the Washington, DC metropolitan area and Dallas, Texas, from 1983 to 1994, with 21 International and The Limited, Inc. Mr. Beckemeyer serves as a director of Avalon Entertainment, a private company. A registered architect and licensed contractor, Mr. Beckemeyer earned a degree in architecture and construction science at Kansas State University and studied real estate development at Harvard University Graduate School of Design. Mr. Beckemeyer’s professional affiliations include the American Institute of Architects, the National Council of Architectural Registration Boards, the National Association of Home Builders and the Urban Land Institute.

Fred Skaggs.    Mr. Skaggs will serve as our Chief Financial Officer upon completion of this offering. He will be responsible for all accounting activities, investor relations and corporate level capital markets activity. Mr. Skaggs joined our predecessor business as treasurer in September 2005. Before joining our predecessor business, he served as chief financial officer for Bright Development, a private residential and multifamily developer, where he guided the company’s financial and operational performance from 2004 to 2005. Prior to that, Mr. Skaggs served as the chief financial officer and controller for Shuwa Investments Corporation, a commercial real estate company with $3.2 billion in assets, from 1987 to 2004. Mr. Skaggs also served as senior internal auditor and chief corporate accountant for the Masco Corporation from 1981 to 1987 and with Price Waterhouse from 1979 to 1981. A certified licensed public accountant, Mr. Skaggs earned his degree in accounting from Brigham Young University’s Marriott School of Management with minors in English and Spanish.

Ted McGonagle.    Mr. McGonagle will serve as our Chief Investment Officer upon completion of this offering. He will be responsible for project underwriting and due diligence regarding acquisitions and dispositions and general market research. Mr. McGonagle has more than 21 years of property development and redevelopment experience. From 2000 until 2006, he served as the principal corporate consultant of our predecessor business while he was the managing principal of Property Solutions L.L.C., a consulting firm that provides property development, acquisition, disposition and asset management services to non-institutional owners and users of commercial real estate. Prior to that, his experience includes project and asset management of major commercial and retail developments, a significant portion of which was in Southern California. Mr. McGonagle received a B.A. in economics from Reed College and an Advanced Professional Certificate in Real Estate Investment Analysis from New York University. He is a Certified Commercial Institute Member (C.C.I.M.) and an elected member of Lambda Alpha International (the honorary land economics society). He has been recognized in industry publications for his commercial real estate expertise.

Todd Nielsen.    Mr. Nielsen will serve as our General Counsel and Corporate Secretary upon completion of this offering. He will be responsible for all legal issues relating to compliance with SEC regulations, as well as overseeing real estate transactions and other legal matters. Mr. Nielsen has served as the general counsel of our predecessor business since March 2005. Before joining our predecessor business, Mr. Nielsen served as our predecessor’s outside legal counsel with the law firm of Nevers, Palazzo, Maddux & Packard. Prior to that, Mr. Nielsen practiced law privately including with Brobeck, Phleger & Harrison. Mr. Nielsen’s private practice experience included representation of developers, investors, corporate users and lenders in connection with the acquisition, financing, development, construction, sale and leasing of retail, office, industrial, hotel, and condominium and apartment projects. Mr. Nielsen graduated magna cum laude in 1995 from Brigham Young University’s J. Reuben Clark Law School, and thereafter served as a law clerk to the Hon. Howard M. Kirshbaum of the Colorado Supreme Court.

Miguel Enrique Echemendia.    Mr. Echemendia will serve as our Chief Administrative Officer upon completion of this offering. He will be responsible for all property management, leasing activities, property specific financing and other general administrative functions. Mr. Echemendia has served as chief operating officer of our predecessor business since July 2000, and has been responsible for strategic planning, acquisitions, finance and management. Before joining our predecessor business, from July 1989 to June 2000, Mr. Echemendia served as a principal and chief financial officer of Villanueva Companies, a conglomerate involved in an array of investments including communications, real estate development, agriculture and management consulting. Prior to that, from July 1987 to June 1989, he served as business manager for KMEX-TV, the flagship station of the Univision Network with annual revenues in excess of $100 million. In addition, Mr. Echemendia served in various managerial capacities at Security Pacific National Bank from January 1979 to June 1987, culminating as vice president of commercial lending. He attended school in Spain and California State University, Los Angeles.

Board Committees

At or shortly following the completion of this offering and the formation transactions, our Board of Directors will appoint an audit committee, a compensation committee and a nominating and corporate governance committee and will adopt charters for each of these committees. Each of these committees will have at least three directors and will be composed exclusively of independent directors, as required by and defined in the rules and listing qualifications of The Nasdaq Global Market™.

Audit Committee.    The audit committee will be responsible for engaging independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. We expect that [•] will chair our audit committee and serve as our audit committee financial expert as that term is defined by the SEC. We expect that [•] and [•] will be appointed as members of the audit committee. Each of the members of the audit committee meets the financial literacy requirements of The Nasdaq Global Market™. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee.    The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our Board of Directors regarding our compensation and stock incentive plans, produce an annual report on executive compensation for inclusion in our proxy statement and publish an annual committee report for our stockholders. We expect that [•] will be designated as chair, and [•] and [•] will be appointed as members of the compensation committee.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee will develop and recommend to our Board of Directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of The Nasdaq Global Market™, establish investment criteria for prospective members of our Board of Directors, conduct candidate searches and interviews, oversee and evaluate our Board of Directors and management, evaluate from time to time the appropriate size and composition of our Board of Directors and recommend, as appropriate, increases, decreases and changes in the composition of our Board of Directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders. We expect that [•] will be designated as chair, and [•] and [•] will be appointed as members of the nominating and corporate governance committee.

Investment Committee.    The investment committee will determine the properties we acquire based on a detailed analysis of a target property that includes comprehensive input from our management team. The committee cannot approve any transaction in which an investment committee member has a direct or indirect financial interest, without the approval of a majority of the disinterested members of the full Board of Directors. We expect that Mr. Meruelo will be designated as chair, and Messrs. Maddux, Beckemeyer and [•] will be appointed as members of the investment committee.

Our Board of Directors may from time to time establish other committees to facilitate the management of our company.

Independent Directors

Under the enhanced corporate governance standards of The Nasdaq Global Market™, at least a majority of our directors, and all of the members of our audit committee, compensation committee and nominating and corporate governance committee, must meet the test of “independence.” The Nasdaq Global Market™ standards provide that to qualify as an “independent” director, in addition to satisfying certain bright-line criteria, the Board of Directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We believe that each of [•], [•], [•] and [•] satisfies the bright-line independence criteria of The Nasdaq Global Market™ and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of the Board. Therefore, we believe that each of such directors, or a majority of the Board, is independent under The Nasdaq Global Market™ rules.

We expect that our independent directors will meet in non-executive session at least four times each year. We do not intend to appoint a lead director to preside over such non-executive sessions. Rather, we expect that the independent directors themselves will designate a presiding independent director from time to time.

Before [•], we intend to implement procedures for interested parties, including stockholders, who wish to communicate directly with our independent directors. We believe that providing a method for interested parties to communicate directly with our independent directors, rather than the full Board, would provide a more confidential, candid and efficient method of relaying any interested party’s concerns or comments.

Board Compensation

Each member of our Board of Directors who is not an employee of our company will be entitled to receive annual compensation for service as a director as follows:

•	Each non-employee director will be paid an annual fee of $25,000, a fee of $1,250 for each Board of Directors meeting attended in person and a fee of $350 for each Board of Directors meeting attended telephonically.

•	The chairman of our audit committee will be paid an annual fee of $12,500, and the chairmen of our compensation, nominating and corporate governance, and investment committees will each be paid an annual fee of $7,500.

•	Board committee members will each be paid a fee of $750 for committee meetings attended in person and a fee of $350 for committee meetings attended telephonically, in each case only for meetings held on dates different from the dates on which Board of Directors meetings are held. If committee meetings are attended on the same day as a Board meeting, we will pay only one meeting fee per day.

•	Each member of our Board of Directors will be reimbursed for reasonable out-of-pocket expenses associated with service on our behalf and with attendance at or participation in Board meetings or committee meetings, including reasonable travel expenses.

Non-employee directors will also participate in our 2006 Equity Incentive Plan. We intend to provide an initial grant of shares of restricted stock to each non-employee director who is a non-employee director as of the date of the completion of this offering or who later becomes a non-employee director. Each initial automatic grant will be for a number of shares of restricted stock having a fair market value as near to $25,000 as of the date of grant as possible without exceeding the value. We will also provide for an annual grant of shares of restricted stock to each non-employee director following each annual meeting of the stockholders commencing with our first annual meeting in 2007. Each annual grant will be for a number of shares of restricted stock having a fair market value as near to $20,000 as possible without exceeding the value. Notwithstanding the foregoing, a non-employee director receiving a restricted stock grant on, or within 90 days prior to, the date of an annual meeting of stockholders will not receive an annual grant with respect to that annual stockholders’ meeting. Each initial restricted stock grant will vest following the second annual meeting of the stockholders following the year of grant, subject to a director’s continued service. Each annual grant will vest following the first annual meeting of the stockholders following the year of grant, subject to each director’s continued service. In the event of change in control of our company, all restricted stock granted under the plan to our non-employee directors will become fully vested.

In general, an individual who has been granted a restricted stock award will not realize taxable income at the time of grant and the company will not be entitled to a tax deduction at the time of grant, assuming that the shares are not transferable and that the restrictions create a “substantial risk of forfeiture” for federal income tax purposes. Upon the vesting of the shares subject to a restricted stock award, an individual will realize ordinary income in an amount equal to the then fair market value of the shares and will have to pay federal and state tax on such income (and may have to borrow or sell vested shares to do so), and we will be entitled to a corresponding tax deduction. The individual’s basis in such shares will be equal to the fair market value of the shares at the time of vesting. Any gains or losses realized by the holder upon disposition of such shares will be treated as capital gains or losses. The grantee of such restricted stock may elect pursuant to Section 83(b) of the Code to recognize income in an amount equal to the fair market value of the shares subject to a restricted stock award determined at the date of grant of the award, pay tax on such value as ordinary income at that time, and to have the applicable capital gain holding period commence as of that date. If an individual makes this election, we will generally be entitled to a corresponding tax deduction in the year of grant in an amount equal to the amount included in income by grantee with grantee’s Section 83(b) election.

Our Board of Directors (or a duly formed committee thereof) may revise our non-employee directors’ compensation in its discretion.

Indemnification of Directors and Executive Officers and Limitation on Liabilities

Our certificate of incorporation includes provisions permitted by Delaware law that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper benefit.

These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we will indemnify our directors, executive officers and employees to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification agreements with our directors, officers, employees and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. We maintain director and officer liability insurance and intend to continue to maintain this insurance in the future.

We intend to enter into indemnification agreements with each of our current and future directors and executive officers that may be broader than the specific indemnification provisions in the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the Board of Directors or compensation committee of another entity that has one or more executive officers serving on our Board of Directors or compensation committee. See “Management—Executive Officers and Directors.”

Executive Compensation

The following table sets forth the annual base salary and other compensation expected to be paid for the year ended 2006 to our Chief Executive Officer and our next seven most highly-compensated executive officers on an annualized basis in accordance with the employment agreements described below. Such executive officers are referred to herein collectively as the “named executive officers.”

Summary Compensation Table

		ANNUAL COMPENSATION				LONG-TERM COMPENSATION
NAME	PRINCIPAL POSITION	BASE SALARY	MINIMUM BONUS (1)		OTHER ANNUAL COMPENSATION	ANNUAL LTIP UNITS AWARDS (2)	RESTRICTED STOCK AWARDS	ALL OTHER COMPENSATION
Richard Meruelo	Chairman and Chief Executive Officer	$450,000	$225,000	(3)		[•]		$20,000	(4)
John Charles Maddux	President and Chief Operating Officer	$450,000	$225,000	(3)		[•]		$ [	•](5)
Lynn Beckemeyer	Executive Vice President- Development	$275,000	$ 68,750	(3)		—
Fred Skaggs	Chief Financial Officer	$275,000	$ 68,750	(3)		—
Ted McGonagle	Chief Investment Officer	$275,000	$ 68,750	(3)		—
Todd Nielsen	General Counsel and Corporate Secretary	$275,000	$ 68,750	(3)		—
Miguel Enrique Echemendia	Chief Administrative Officer	$275,000	$ 68,750	(3)		—

(1)	Expressed as percentage of annual base salary.
(2)	Excludes one-time LTIP unit awards received at the completion of this offering as follows: 1) Mr. Beckemeyer—[•]; 2) Mr. Skaggs— [•]; 3) Mr. McGonagle—[•]; 4) Mr. Nielsen [•]; and 5) Mr. Echemendia—[•].
(3)	Up to 50% of the bonus may be paid, at our election, in common stock or LTIP units.
(4)	Per the terms of his employment agreement, Mr. Meruelo is entitled to an annual automobile allowance of $20,000.
(5)	The company will provide Mr. Maddux with a car and driver.

Employment Agreements

We will enter into employment agreements, effective as of the consummation of this offering with each of our executive officers. Pursuant to the agreements, Messrs. Meruelo, Maddux, Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia have agreed to serve, respectively, as (1) our Chairman and Chief Executive Officer, (2) our President and Chief Operating Officer, (3) our Chief Financial Officer, (4) our Chief Investment Officer, (5) our General Counsel and Corporate Secretary and (6) our Chief Administrative Officer. We believe that the agreements will benefit us by helping to retain the executives and by requiring the executive officers to devote the necessary business attention and time to our affairs. Following this offering, Mr. Maddux will continue to do a limited amount of legal work as of counsel to Nevers, Palazzo, Maddux & Packard, which we believe is synergistic to our business.

Agreements for Messrs. Meruelo and Maddux

The employment agreements with Messrs. Meruelo and Maddux will be for a term of three years; provided, however, that the terms are automatically extended at the end of each term for successive one-year periods unless, not less than 60 days prior to the termination of the then existing term, either party provides notice to the other party of its intent not to extend the term further. The employment agreements provide for (1) an initial annual base salary of $450,000 to each of Messrs. Meruelo and Maddux, respectively, and (2) minimum bonuses equal to 50% of the executive’s annual base salary, with any additional bonus amounts to be determined by our compensation committee in its sole discretion. We may elect to pay up to one-half of the bonus in shares of our common stock or LTIP units. Messrs. Meruelo and Maddux will not be granted LTIP units in our operating partnership upon the consummation of this offering but will receive future LTIP unit awards annually during the term of their employment agreements beginning in 2007, in a minimum amount of [•] units. LTIP units will generally have forfeiture provisions that lapse ratably over the first three anniversaries of the date of grant. In addition, Messrs. Meruelo and Maddux are eligible to receive other equity awards, subject to the terms of our 2006 Equity Incentive Plan and the applicable award agreement.

The employment agreements with Messrs. Meruelo and Maddux provide that each executive officer shall be required to render a sufficient amount of services in each executive’s capacity as a partner of the operating partnership so that such services constitute full and adequate consideration for the issuance of LTIP units.

The employment agreements with Messrs. Meruelo and Maddux provide that upon the termination of an executive officer’s employment either by us without “cause” or by the executive officer for “good reason” (other than non-renewal of the agreement by us not within 12 months of a change in control), the executive officer will be entitled to the following severance payments and benefits:

•	lump-sum cash payment equal to three times the sum of: (1) the executive officer’s then-current annual base salary; and (2) the greater of (i) the bonus paid to the executive officer for the most recently completed fiscal year, and (ii) the minimum bonus that would have been paid to the executive officer for the fiscal year in which the termination occurs;

•	for 18 months after termination of employment, continuing coverage under the group health plans the executive would have received under his employment agreement, as would have been applied in the absence of such termination; and

•	immediate vesting or the expiration of any forfeiture periods, as applicable, of all outstanding equity-based awards held by the executive officer.

Under the employment agreements of Messrs. Meruelo and Maddux, we have agreed to make an additional tax gross-up payment equal to the size of the excise tax imposed on “excess parachute payments” (and any income, employment and excise taxes imposed on such gross up payments) under Section 4999 of the Internal Revenue Code.

The employment agreements also provide Mr. Meruelo with an annual $20,000 vehicle allowance and Mr. Maddux with a car and driver.

Employment Agreements of other Executive Officers

The employment agreements with Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia will be for a term of two years; provided, however, that the terms are automatically extended at the end of each term for successive one-year periods unless, not less than 60 days prior to the termination of the then existing term, either party provides notice to the other party of its intent not to extend the term further. The employment agreements provide for (1) an initial annual base salary of $275,000 to each of Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia, respectively, and (2) bonuses of not less than 25% of the executive’s annual base salary, with any additional bonus amounts to be determined by our compensation committee in its sole discretion. We may elect to pay up to one-half of the bonus in shares of our common stock or LTIP units. Subject to our adoption and our stockholders’ approval of our 2006 Equity Incentive Plan, Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia will be granted [•],[•],[•],[•] and [•] LTIP units in our operating partnership, respectively, upon the consummation of this offering. These LTIP units will have forfeiture provisions that lapse ratably over the first three anniversaries of the date of grant. In addition, our executive officers are eligible to receive additional awards of LTIP units and other equity awards, subject to the terms of our 2006 Equity Incentive Plan and the applicable award agreement.

The employment agreements with Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia provide that upon the termination of an executive officer’s employment either by us without “cause” or by the executive officer for “good reason” the executive officer will be entitled under his employment agreement to the following severance payments and benefits:

•	lump-sum cash payment equal to the sum of (1) the executive officer’s then-current annual base salary; and (2) the greater of (i) the bonus paid to the executive officer for the most recently completed fiscal year, and (ii) the minimum bonus that would have been paid to the executive officer for the fiscal year in which the termination occurs;

•	for one year after termination of employment, continuing coverage under the group health plans the executive would have received under his employment agreement, as would have been applied in the absence of such termination; and

•	immediate vesting or the expiration of any forfeiture periods, as applicable, of all outstanding equity-based awards held by the executive officer.

2006 Equity Incentive Plan

Upon consummation of this offering, we intend to adopt an equity incentive plan. The purpose of the 2006 Equity Incentive Plan is to provide us with the flexibility to use stock options and other awards as part of an overall compensation package to provide compensation to attract and retain qualified personnel. Key employees, directors, officers, advisors, consultants and other personnel of ours, our subsidiaries, our affiliates and other persons expected to provide significant services to us or our subsidiaries may be granted stock options, stock appreciation rights, restricted stock, phantom stock, dividend equivalent rights and other equity-based awards (including interests in our operating partnership) under the 2006 Equity Incentive Plan.

Administration

The 2006 Equity Incentive Plan will be administered by our compensation committee. The compensation committee, upon and after such time as it is covered in Section 16 of the Exchange Act, will consist of at least two individuals each of whom is intended to be a nonemployee director under Rule 16b-3 as promulgated by the SEC and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code to the extent awards are intended to constitute qualified performance-based compensation under Section 162(m). However, no action taken by the compensation committee will be invalidated because any or all of the members of the compensation committee fails to satisfy the nonemployee director and outside director requirements of the prior sentence. The compensation committee, appointed by our Board of Directors, has the full authority to administer and interpret the 2006 Equity Incentive Plan, to authorize the granting of awards, to determine the eligibility of key employees, directors, officers, advisors, consultants and other personnel of ours, our subsidiaries, our affiliates and other persons expected to provide significant services to us or our subsidiaries to receive an award, to determine the number of shares of common stock to be covered by each award, to determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of the 2006 Equity Incentive Plan), to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate in connection with the 2006 Equity Incentive Plan or the administration or interpretation thereof. In connection with this authority, the compensation committee may establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to expire. During any period of time in which we do not have a compensation committee as set forth under “— Board Committees — Compensation Committee,” the 2006 Equity Incentive Plan will be administered by our Board of Directors or another committee appointed by the Board of Directors. References below to the compensation committee include a reference to the Board of Directors or another committee appointed by the Board of Directors for those periods in which the Board of Directors or such other committee appointed by the Board of Directors is acting.

Eligibility and Types of Awards

Key employees, directors, officers, advisors, consultants or other personnel of ours, our subsidiaries, our affiliates and other persons expected to provide significant services to us or our subsidiaries may be granted stock options, stock appreciation rights, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards (including interests in our operating partnership) under the 2006 Equity Incentive Plan. Eligibility for awards under the 2006 Equity Incentive Plan is determined by the compensation committee.

Available Shares

Subject to adjustment upon certain corporate transactions or events, the total number of shares of our common stock available for awards under the 2006 Equity Incentive Plan is [•] shares of common stock, after giving effect to the issuance of awards that we have allocated for issuance to our employees. The total number of shares available under the 2006 Equity Incentive Plan will be an amount equal to 5% of the number of shares we issue and sell in this offering, or [•] shares of our common stock, including 5% of the number of shares issued and sold pursuant to any exercise by the underwriters of their over-allotment option to purchase an additional [•] shares of our common stock. Any common stock withheld or surrendered by plan participants in connection with the payment of an option exercise price or in connection with tax withholding will not count towards the share limitation and will be available for issuance under the 2006 Equity Incentive Plan. If an option or other award granted under the 2006 Equity Incentive Plan expires or terminates, the shares subject to any portion of the award that expires or terminates without having been exercised or paid (whether in common stock or cash), as the case may be, will again become available for the issuance of additional awards. Awards paid in cash will generally not count against the share reserve. No new award may be granted under the 2006 Equity Incentive Plan after the tenth anniversary of the date that such plan was initially approved by our Board of Directors. Our Board of Directors may terminate the plan prior to its tenth anniversary.

Awards Under the 2006 Equity Incentive Plan

Stock Options.    The terms of specific options, including whether options shall constitute “incentive stock options” for purposes of Section 422(b) of the Code, shall be determined by the compensation committee. The exercise price of an option shall be determined by the compensation committee and reflected in the applicable award agreement. The exercise price with respect to incentive stock options may not be lower than 100%, or 110% in the case of an incentive stock option granted to a more than 10% stockholder, of the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant, or five years in the case of an incentive stock option granted to a more than 10% stockholder, if permitted under the plan. Options will be exercisable at such times and subject to such terms as determined by the compensation committee. No employee may receive options or stock appreciation rights to acquire more than [•] shares of common stock in any fiscal year of the company.

Stock Appreciation Rights.    A stock appreciation right, or SAR, entitles the holder to receive upon exercise the excess of the fair market value of the stock subject to the right over the exercise price of the right. SARs may be settled in cash or stock. The committee will determine the terms of SARs, including the applicable vesting.

Restricted Stock.    A restricted stock award is an award of common stock that is subject to restrictions on transferability and such other restrictions, if any, as the compensation committee may impose at the date of grant. Grants of restricted stock will be subject to vesting schedules as determined by the compensation committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the compensation committee may determine. Except to the extent restricted under the award agreement relating to the restricted stock, a participant granted restricted stock has nearly all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the restricted stock. Although dividends are paid on all restricted stock, whether or not vested, at the same rate and on the same date as our common stock, holders of restricted stock are prohibited from transferring such shares until they vest.

Upon completion of this offering and the formation transactions, we will issue [•] shares of restricted stock to our non-executive employees and our non-employee directors.

Phantom Shares.    Phantom shares will vest as provided in the applicable award agreement. A phantom share represents a right to receive the fair market value of a share of our common stock, or, if provided by the compensation committee, the right to receive the fair market value of a share of our common stock in excess of a base value established by the compensation committee at the time of grant. Phantom shares may generally be settled in cash or by transfer of common stock (as may he elected by the participant or the compensation committee, as may be provided by the compensation committee at the time of grant). The compensation committee may, in its discretion and under certain circumstances, permit a participant to receive as settlement of the phantom shares installments over a period not to exceed ten years. In addition, the compensation committee may establish a program under which distributions with respect to phantom shares may be deferred for additional periods as set forth in the preceding sentence.

Dividend Equivalent Rights.    A dividend equivalent right is a right to receive (or have credited) the equivalent value of dividends declared on common stock otherwise subject to an award. The compensation committee may provide that amounts payable with respect to dividend equivalent rights shall be converted into cash or additional common stock. The compensation committee will establish all other limitations and conditions of awards of dividend equivalent rights as it deems appropriate.

LTIP Units.    Long-Term Incentive Plan (“LTIP”) units are a special class of partnership interests in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one common share under the 2006 Equity Incentive Plan, reducing availability for other equity awards on a one-for-one basis. Neither our company nor our operating partnership will receive a tax deduction for the value of any LTIP units granted to our employees. The three-year forfeiture period for any LTIP units will be measured from the time of issuance. LTIP units, whether forfeitable or not, will receive the same quarterly per unit profit distributions as common units of our operating partnership, generally equal to per share taxable dividends on our shares of common stock, except for disposition proceeds prior to one or more “Book-Up Events” and prior to the corresponding “Capital Account Equalization” for such LTIP units, as described below. Based on the terms of their respective employment agreements, the operating partnership will issue a minimum of [•] LTIP units to each of Messrs. Meruelo and Maddux no less frequently than annually for 2007 and future years, so long as they remain employed by us. This treatment with respect to quarterly distributions is similar to the expected treatment of our restricted stock awards, which will generally receive full dividends whether vested or not, except for disposition proceeds. Any such distributions from our operating partnership will be matched with an equivalent special allocation of gross income of our operating partnership. Despite the foregoing, initially LTIP units will not have full parity with common units with respect to distributions of disposition proceeds. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified “Book-Up” events (including the issuance of the additional LTIP units each year), and any increase in valuation of such assets from the time of grant until such event will be allocated first to the book capital accounts of the holders of LTIP units to equalize the capital accounts of such holders with respect to their LTIP units (zero upon issuance) with the capital accounts of common unit holders (in each case determined on a per unit basis). Upon equalization of the per unit capital accounts of the holders of LTIP units with the per unit capital accounts of other holders of common units (i.e., upon capital account equalization), the LTIP units will achieve full parity with common units of our operating partnership for all purposes, including with respect to all sale and liquidating distributions. If such parity is reached, non-forfeitable LTIP units may be converted into an equal number of common units at any time (or cash, at the option of our operating partnership), and thereafter enjoy all the rights of common units. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP units will be less than the equal number of our shares of common stock.

As noted herein, LTIP units will be issued for services rendered or to be rendered to the operating partnership for services rendered by a partner of the operating partnership in his or her capacity as a partner. Initially, such units will have a liquidation value of zero, and a “safe harbor” election under proposed Treasury Regulations will be made to ensure that the recipients of the LTIP units will not be taxable on receipt. Such LTIP units will be subject to forfeiture provisions that expire ratably on each of the first three anniversaries of the date of grant. Forfeitability provisions generally will expire on the death or disability of an employee or the termination of such employee by us or the operating partnership without cause. Upon the taxable sale of assets revalued upon Book-Up Events, the LTIP holders will be allocated tax gain equal to the allocations of book income made to them from such assets so as to achieve book and tax capital account parity.

Upon completion of this offering and the formation transactions, we will cause our operating partnership to issue an aggregate of [•] LTIP units to our senior management (none of which will be issued in 2006 to Messrs. Meruelo and Maddux).

Other Equity-Based Awards.    Our 2006 Equity Incentive Plan authorizes the granting of other awards which may be based upon the common stock (including the grant of securities convertible into common stock and stock appreciation rights) and interests in our operating partnership, including LTIP units, and subject to terms and conditions established at the time of grant.

Cash Rights.    Our 2006 Equity Incentive Plan authorizes the grant of awards that may be settled in cash, in lieu of shares of our common stock. However, no awards may be settled in cash prior to the effectiveness of a registration statement covering the shares of common stock issued in this offering. Shares of our common stock subject to awards settled in cash will again be available for issuance under our 2006 Equity Incentive Plan.

Performance-Based Awards.    The committee may make the vesting of awards subject to performance goal. The committee, in its discretion, may base performance goals on one or more of the following such measures with respect to the company or any business unit of the company: gross margin, operating margin, operating income, pre-tax profit, earnings before stock-based compensation expense, interest, taxes, depreciation and amortization, net income, funds from operations, expenses, the market price of our common stock, earnings per share, return on stockholder equity, return on capital, return on net assets, economic value added, market share, customer service, customer satisfaction, total stockholder return, free cash flow, net operating income, operating cash flow, return on investment, employee satisfaction, employee retention, balance of cash, cash equivalents and marketable securities, completion of an identified development or redevelopment project, completion of a joint venture or other corporate transaction, or other measures as determined by the committee. The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the committee. The degree of attainment of performance measures will be calculated in accordance with generally accepted accounting principles, but prior to the accrual or payment of any performance award for the same performance period, and, according to criteria established by the committee, excluding the effect (whether positive or negative) of changes in accounting standards or any extraordinary, unusual or nonrecurring item occurring after the establishment of the performance goals applicable to a performance award. Awards (other than options and stock appreciation rights) subject to performance awards may not be granted to any employee with respect to more than [•] shares of common stock per fiscal year of the company.

Adjustments in General; Certain Change in Control Provisions

In the event of certain corporate reorganizations or other events, the compensation committee may make certain adjustments, in its discretion, to the manner in which the 2006 Equity Incentive Plan operates (including, for example, to the number of shares available under the plan), and may otherwise take actions which, in its judgment, are necessary to preserve the rights of plan participants. Upon a change in control (as defined in the plan), the compensation committee generally may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control. In addition, restrictions and conditions on each share of restricted stock shall automatically lapse and the settlement date for all phantom shares shall be the date of such change in control.

Amendment and Termination

Our Board of Directors may generally amend the 2006 Equity Incentive Plan as it deems advisable, except in certain respects regarding outstanding awards or the provisions restricting cash rights described above. In addition, the 2006 Equity Incentive Plan may not be amended without stockholder approval if the absence of such approval would cause the 2006 equity incentive plan to fail to comply with any applicable legal requirement or applicable exchange or similar rule.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions and Contribution of Projects

We were organized on July 5, 2006 under the laws of the State of Delaware and amended and restated our certificate of incorporation on                     , 2006. Mr. Meruelo, our Chairman and Chief Executive Officer, and Mr. Maddux, our President and Chief Operating Officer, are our sole stockholders and each holds 100 shares of our common stock, which they purchased upon or shortly after our formation.

Meruelo Maddux Properties, L.P., our operating partnership, was organized as a limited partnership under the laws of the State of Delaware on September 12, 2006. We will conduct substantially all of our operations and own substantially all of our assets through our operating partnership and its subsidiaries. Upon completion of this offering and the formation transactions, we will be the operating partnership’s sole general partner and hold common units of limited partnership interest of the operating partnership collectively constituting a         % interest in our operating partnership.

In connection with this offering, we have completed or will complete the several transactions described below that we collectively refer to as the formation transactions, pursuant to which we will acquire substantially all of the operations of our predecessor business, including the interests in our projects, and retain the employees of our predecessor business. Our predecessor business comprises multiple limited liability companies and corporations currently owned by affiliates of Messrs. Meruelo and Maddux, which affiliates we sometimes refer to as the contributors. Upon completion of the formation transactions, our operating partnership will, directly or through subsidiaries, own, lease or have contractual rights to acquire interests in, 52 projects and will employ approximately 91 employees through a wholly-owned management company subsidiary.

Contributions and Mergers

•	On September 19, 2006 we entered into definitive merger and contribution agreements with the contributors, and the following will occur in connection with the merger and contribution agreements:

•	corporations owned by the contributor affiliated with Mr. Meruelo that collectively own four projects will merge with and into separate limited liability company subsidiaries of ours, with the limited liability companies surviving as separate subsidiaries, and we will issue [•] shares of our common stock to the contributor affiliated with Mr. Meruelo as the former stockholder of the corporations and will subsequently contribute the subsidiaries to our operating partnership in exchange for common units;

•	the contributors, who are the members and stockholders of limited liability companies and a corporation collectively owning, leasing or holding rights to acquire interests in 48 projects (including interests in two projects from Mr. Meruelo’s parents) and a commercial construction business, will contribute their limited liability company interests and stock to us in exchange for an estimated [•] shares of our common stock and an estimated $[•] million in cash representing tax coverage payments (which payments will reduce the number of shares otherwise issuable to the contributors by value in an equivalent amount) to cover estimated tax on the income and gain described below and on such payments, and we will subsequently contribute the limited liability company interests and stock to our operating partnership in exchange for common units;

•	our company will assume approximately $700,000 in loans owed to our predecessor business by the contributor affiliated with Mr. Maddux, which loan assumption reduced the number of shares of common stock that would otherwise have been issuable to the contributor affiliated with Mr. Maddux in the formation transactions.

Contingent Issuance of Shares

•	Due to the broad range of alternate uses for the Alameda Square project, the contributors believe that the initial contribution value established for the project is substantially below its potential value. Accordingly, we will have a contingent obligation to issue additional shares of our common stock to the contributors affiliated with Mr. Meruelo in the event that we sell or otherwise dispose of portions of the Alameda Square project on or before the 10th anniversary of the closing of the offering at an aggregate sales price in excess of $170 million (regardless of whether disposed of in a taxable transaction). The amount of contingent shares we will issue is a number of shares having a value equal to 50% of the amount by which the aggregate of the gross proceeds from all such dispositions exceeds $170.0 million, up to a maximum amount of $70.0 million. For this purpose, any contingent common stock issued will be valued at the greater of the per share initial public offering price and the then prevailing market value, as an adjustment to the contribution value.

•	In addition, one of the limited liability companies to be contributed to us that is owned by a contributor affiliated with Mr. Meruelo, which we refer to as the “MM Fund,” holds an approximately $23 million note receivable from another entity affiliated with Messrs. Meruelo and Maddux that will not be contributed to us because the property it owns is subject to condemnation proceedings by the Los Angeles United School District, which entity we refer to as the “Taylor Yards Entity.” The note receivable evidences amounts drawn by the MM Fund under our predecessor business’ credit facility with CalPERS, which amounts were provided to the Taylor Yards Entity in connection with its acquisition of a property now subject to condemnation. We have agreed that, if and when amounts owing under the note receivable are paid, we will issue to two contributors a number of shares of common stock having a value equal to such payments (valuing the common stock for this purpose at the per share initial public offering price), plus pay their interest at the “applicable federal rate” in effect from the date of the closing of the public offering through the date of issuance of such stock. Payment of the note receivable depends on the amount of the condemnation proceeds. We expect the condemnation proceeding will be completed, and the note paid in full or in part, within three years. We will contribute any proceeds from the note receivable to our operating partnership in exchange for common units.

Tax Matters

•

As a result of the contributions and mergers and the loan assumption described above, the contributors will recognize approximately $[•] million of income and gain. The remainder of the contribution and merger transactions will be tax free to us, our operating partner and the contributors. Our operating partnership will have a carryover basis in the assets of the limited liability companies and corporations acquired by us that is the same as the basis of such limited liability companies and corporations in their assets immediately before our formation transactions, adjusted upward by the gain recognized by the contributors. As a result of the contributions and mergers, we will have substantial built-in taxable income in our assets immediately after the formation transactions. The contributors have agreed that, until the 10th anniversary of the consummation of this offering, a number of shares of the common stock we will issue to them in the contributions and the mergers will be subject to forfeiture in the event we recognize federal or state tax on any of the built-in taxable income in the contributed assets, other than any built-in taxable income of the Alameda Square project. The contributors have agreed that such portion of their shares will not be sold or pledged until the 10th anniversary of the consummation of this offering. The amount of shares the contributors will forfeit is a number of shares having a value equal to the federal income tax we owe on the recognized built-in taxable income (valuing the common stock for this purpose at the per share initial public offering price for each forfeited share, as an adjustment to the contribution value received by the contributors), up to a maximum of [•] shares which equates to $[•] million. Any such forfeiture shall be effective on March 15 of the year following the year of sale (the date when the Company’s tax returns are due for filing). The $[•] million maximum forfeiture amount is the estimated tax on the portion of the built-in taxable income of our company as a result of the formation transactions that is allocable to the estimated [•]% of our company that will be sold to the public in this offering and that we expect to recognize during the 10-year period beginning with the closing of this offering. The maximum forfeiture amount was determined based on the midpoint of the range of the initial public offering price, and is subject to decrease proportionately to the extent that if the actual per share initial public offering price in this offering is lower than the midpoint price. The estimated maximum tax liability during the next 10 years described above is based on our current intent to dispose of approximately 24 of our initial projects (including the Alameda Square project) that are commercial, for-lease projects only through deferred like-kind exchanges. The inherent tax liability in these 24 projects that is allocable to the estimated percentage ownership in our company of the investors in this offering (and that is not covered by the forfeitable shares described above) is $[•] million, based on the midpoint of the initial public offering price range on the cover of this prospectus.

Additional Matters

•	In connection with the contributions and mergers, we will directly or indirectly assume approximately $134.8 million in principal amount of mortgage debt secured by our projects that will remain outstanding and that will not be retired with the proceeds of this offering.

•	With the proceeds of this offering, we will repay approximately $178.5 million in principal amount of mortgage debt secured by our projects and $2.4 million in related accrued interest and penalties and repay approximately $150.0 million in principal amount of debt and $20.6 million in accrued current and deferred interest outstanding under the CalPERS credit facility and terminate the facility.

•	Messrs. Meruelo, Maddux, Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia each will enter into an employment agreement with our company.

•	We will cause our operating partnership to issue, upon closing of this offering, to our executive officers other than Messrs. Meruelo and Maddux an aggregate of approximately [•] LTIP units in our operating partnership, and we will issue an aggregate of [•] shares of restricted common stock to our other employees and our non-employee directors and certain consultants. The LTIP units, upon achieving parity with the common units and becoming “redeemable” in accordance with the terms of the partnership agreement of our operating partnership, and the restricted shares, will represent approximately [•]% of the shares of our fully-diluted common stock outstanding upon completion of this offering and our formation transactions. The operating partnership will be obligated under its agreement of limited partnership to issue an additional [•] LTIP units each year which, based on current employment agreements, will be issued to Messrs. Meruelo and Maddux, beginning with 2007.

Each merger and contribution agreement referenced above is subject to all of the terms and conditions of the applicable agreement, including the completion of this offering. We will assume or succeed to all of each contributor’s rights, obligations and responsibilities with respect to the projects, contractual rights to acquire projects and the project-owning entities contributed. The merger and contribution agreements contain representations by the contributors with respect to the ownership of their interests and other matters. The contributors have agreed to indemnify us for breach of these representations and warranties (in most cases for one year after we complete this offering and longer in some cases), subject to certain thresholds and subject to a maximum indemnification obligation of, for most matters, approximately $30.6 million in the aggregate for the contributors affiliated with Mr. Meruelo and approximately $4.4 million in the aggregate for the contributor affiliated with Mr. Maddux and of, for specific other matters, the value of the shares of common stock (valuing such shares at the per share initial public offering price) and the cash received in the formation transactions.

We designed the formation transactions to avoid a significant amount of the conflicts of interest that we and Messrs. Meruelo and Maddux would have experienced if the contributors had contributed our projects directly into our operating partnership in exchange for common units. Such an alternative formation structure would have likely resulted in tax protection agreements with the contributors that may have prohibited our operating partnership from selling certain contributed properties for years, required us to maintain minimum amounts of indebtedness and make minimum amounts of indebtedness available to be guaranteed by the contributors or Messrs. Meruelo and Maddux and otherwise affected how we would have conducted our business. In addition, under such an alternate structure, Messrs. Meruelo and Maddux, as substantial limited partners in our operating partnership, would have had interests that might diverge from those of our stockholders. Under the structure we used, Messrs. Meruelo and Maddux, as substantial indirect owners of our common stock, will have an identity of interest with our other stockholders, including the objective of minimizing corporate tax liability we might realize upon a sale of our projects through using Code Section 1031 like-kind exchanges, where feasible, or other methods. Moreover, because the contributors will have a zero basis in the common stock they will receive, Messrs. Meruelo and Maddux may be incentivized to retain their indirect investment in us to defer the tax on the inherent gain in their common stock. Finally, as described above, we have subjected a portion of the common stock the contributors will receive to risk of forfeiture in the event we recognize tax on the built-in taxable gain.

The number of shares and amount of cash indicated above as payable to the contributors in the formation transactions is an estimate and will not be determined until closing. We have agreed to pay the contributors 40,000,000 shares of our common stock, subject to downward adjustment as described in the remainder of this paragraph. We have also agreed to pay the contributors an amount of cash approximately equal to the amount of taxes (including taxes on such payments) they will owe on the income and gain they and their owners will recognize in the formation transactions. Any cash that we so pay will reduce the 40,000,000 shares of common stock pro rata by a number of shares having a value (using the initial public offering price) equal to the cash payment. Secondly, we have contingently agreed to issue additional shares of common stock upon a disposition of the Alameda Produce project on or before the 10th anniversary of the closing of this offering. Thirdly, certain shares of common stock to be issued to the contributors are subject to forfeiture in the event we recognize a portion of the built-in income we will have as a result of the formation transactions. Lastly, we have contingently agreed to issue additional shares of common stock upon payment of amounts owing under the note receivable from the Taylor Yards Entity. See “—Formation Transactions and Contribution of Projects”

The number of shares of common stock to be issued and cash to be paid in exchange for the equity interests in the entities owning interests in our projects and in connection with the corporate mergers was determined in arms length negotiations between our underwriters and our executive officers based on the costs incurred to acquire and improve the projects, a discounted cash flow analysis, an internal rate of return analysis and an assessment of the fair market value and future development potential of the projects. No single factor was given greater weight than any other in valuing the projects, and the values attributed to the projects do not necessarily bear any relationship to the book value for the applicable project. We did not obtain any third-party appraisals of the projects or any other independent third-party valuations or fairness opinions in connection with the formation transactions. As a result, the consideration we pay for the equity interests in the entities owning our projects in the formation transactions may exceed their fair market value. The aggregate number of shares of common stock to be received by each member of our management team in connection with the formation transactions is set forth in “—Formation Transactions and Contribution of Projects—Benefits to Related Parties.”

The contribution and merger agreements provide us, in our sole discretion exercisable before the pricing of our initial public offering and without the consent of the contributors, with the ability to not acquire any particular limited liability company or corporation covered thereby and to increase or decrease the number of shares of common stock otherwise issuable thereunder based on changes in the assumptions underlying the expected valuations of our projects.

As a result of the formation transactions, Messrs. Meruelo and Maddux will indirectly through affiliates own an estimated [•]% of our outstanding shares of common stock.

At the closing of this offering, we will sell [•] shares of our common stock at the initial public offering price. The partnership agreement of our operating partnership obligates us to invest the net proceeds of any sale of common stock or preferred stock of the operating partnership in exchange for economically equivalent common units of limited partnership interest. As a result, we will contribute the net proceeds of the offering to our operating partnership in exchange for common units of our operating partnership.

Our Structure

The following chart reflects our organization following completion of this offering and the formation transactions:

(1)	Includes shares subject to forfeiture, but excludes shares that we have a contingent obligation to issue. In the event the contingent shares were included in the calculation, affiliates of Messrs. Meruelo and Maddux would own [•]% of our company.
(2)	Excludes shares of restricted stock that will be issued to certain of our employees, consultants and non-employee directors.
(3)	Ownership percentage is shown on a fully vested basis.

Benefits to Related Parties

Upon completion of this offering and the formation transactions, our executive officers directly or indirectly, through one or more affiliates, will receive material financial and other benefits, as shown below. For a more detailed discussion of these benefits see “Management.”

The consideration to be issued or paid to members of our management team is described below:

NAME	CASH (1)	COMMON STOCK (2)	LTIP UNITS (3)		TOTAL CONSIDERATION RECEIVED
Richard Meruelo			—
John Charles Maddux			—
Lynn Beckemeyer			[	•]
Fred Skaggs			[	•]
Ted McGonagle			[	•]
Todd Nielsen			[	•]
Miguel Enrique Echemendia			[	•]

(1)	The amount of cash is estimated and will depend on the tax coverage payment with respect to the deemed tax liability the contributors recognize in the formation transactions. See “—Formation Transactions and Contribution of Projects” above.
(2)	The number of shares is estimated, will depend on the amount of income and gain the contributors recognize in the formation transactions and assumes the issuance of shares that we have a contingent obligation to issue. In addition, certain of the shares will be subject to forfeiture for 10 years. See “—Formation Transactions and Contribution of Projects” above.
(3)	The LTIP units have forfeiture provisions that expire ratably over the first three anniversaries of the date of grant.

Employment Agreements and Other Arrangements

Upon completion of this offering, each of Messrs. Meruelo and Maddux will enter into an employment agreement with our company, which will each have a term of three years. Messrs. Beckenmeyer, Skaggs, McGonagle, Nielsen and Echemendia each will enter into an employment agreement with our company that will have a term of two years. However, the terms of each respective employment agreement will be automatically extended for successive one-year periods unless, not later than 60 days prior to the termination of the existing term, either party provides notice to the other party of its intent not to further extend the term. The employment agreements will also provide for an annual base salary, minimum bonuses and eligibility for additional bonuses and participation in all of the employee benefit plans and arrangements made available by us to our similarly situated officers. See “Management—Employment Agreements.”

Furthermore, upon completion of this offering Messrs. Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia will receive, in the aggregate, [•] LTIP units that will have forfeiture restrictions that lapse ratably over the first three anniversaries of the date of grant.

We expect to enter into indemnification agreements with our executive officers and directors that require us to indemnify each in certain circumstances, in the manner and to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Registration Rights Agreements

Certain of our directors and officers will receive registration rights with respect to the equity securities acquired by them in the formation transactions. See “Shares Available for Future Sale—Registration Rights.”

Additional Related-Party Transactions

Following completion of this offering, we will continue to manage on a quarterly fee-for-service basis six industrial and commercial properties, one single-family residential construction project and one parcel of cleared land owned directly or indirectly by the parents of Mr. Meruelo. Our management fees for these properties are 3% of the properties’ gross revenues estimated at approximately $150,000 annually. Our predecessor business was paid approximately $450,000 in December 2005 comprised of its fees for managing during 2005 certain properties owned by Mr. Meruelo’s parents and a one-time commission attributable to the sale of a property owned by Mr. Meruelo’s parents. We believe that the management fee structure we negotiated reflects the fair market value of the management services we provide in the location where the services are provided.

We will acquire interests in the Overland Terminal and Pomona Park Village projects from entities owned directly or indirectly by the parents of Mr. Meruelo for approximately $17 million and $20 million, respectively. An entity owned by family members of Mr. Meruelo have the Overland Terminal project under contract and, subject to the successful resolution of a lawsuit with respect to this project, we expect to acquire it in October 2006. During the course of the dispute, we acquired a 12.5% interest in the partnership that owns this project. We have the right and obligation to acquire the remaining partnership interests and to acquire the rights and assume the liabilities of the family members of Mr. Meruelo arising out of the litigation. A lower court’s ruling was in favor of the family members of Mr. Meruelo but remains subject to an appeal. We will also have interests in a pending purchase and sale agreement to acquire the remaining 27.67 acres of the Pomona Park Village project, which we intend to purchase during the first quarter of 2007. Any required enforcement of the terms and conditions of the Overland Terminal or Pomona Park Village project purchase contract will be subject to independent director review and approval. Though not negotiated at arm’s length, we believe that the consideration negotiated and to be paid for the remaining interests in these projects reflects their fair market value.

In connection with the redevelopment of our South Park Towers project, a corporation owned by Mr. Meruelo will lease restaurant space from us for approximately $50,000 per month, on a month-to-month basis. The term of the lease will be determined in accordance with the final project redevelopment plans. Though not negotiated at arm’s length, we believe that the lease payments will reflect fair market value.

We will use proceeds from this offering to pay off approximately $4.6 million in principal and accrued interest on a note due December 31, 2006 held by Mr. Meruelo who advanced funds to our predecessor business for development activities.

In connection with our formation transactions and the consummation of this offering, Messrs. Meruelo and Maddux, entities affiliated with them and Mr. Meruelo’s parents will each be released from obligations to guarantee debt related to the contributed projects. We will use the proceeds from this offering to pay off portions of this guaranteed debt and will assume any outstanding remainder. As a result, Messrs. Meruelo and Maddux, entities affiliated with them and Mr. Meruelo’s parents will be released from their respective obligations to guarantee the debt.

Excluded Assets

Within our geographic focus of California, Messrs. Meruelo and Maddux will continue to own, indirectly through affiliates, two adjacent commercial properties that will not be contributed to us because the substantial majority of the properties is subject to condemnation proceedings. Outside California, Messrs. Meruelo and Maddux will continue to own passive real estate investments, including commercial properties.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to investments, financing and certain other activities. Our policies with respect to these activities have been determined by our Board of Directors and, in general, may be amended and revised from time to time at the discretion of our Board of Directors without notice to or a vote of our stockholders. We cannot assure you that any of our investment objectives will be obtained.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We focus on opportunistically acquiring, adding value by developing, redeveloping, repositioning, financing, managing and disposing of industrial, commercial, residential and mixed-use real estate projects, located primarily in Southern California. We also, from time to time, intend to invest in other types of projects. Our executive officers will identify and negotiate acquisition opportunities.

We may also participate with third parties in project ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio.

We conduct substantially all of our investment activities through our operating partnership and our other affiliates. Our objective is to provide attractive returns to stockholders through a combination of capital appreciation, asset sales and cash flow.

There are no limitations on the amount or percentage of our total assets that we may invest in any one project. Additionally, we have not established limits on the concentration of our investments in any one location or type of project. We currently expect to incur additional debt in connection with future acquisitions of real estate. Additional criteria with respect to our office property investments are described in “Our Business and Projects—Our Strategies.”

It is not our policy to acquire projects primarily for possible capital gains or primarily for income. We, however, generally intend to invest in projects with opportunities for near term prospects for improved cash flow and for longer-term capital appreciation.

Structured Real Estate Mortgages

We may originate, acquire and/or invest in, additional various types of structured real estate instruments in properties located primarily in our target market, and we do not have a policy limiting our ability to acquire loans secured by properties or to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value we receive for the property sold.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

In general, we do not engage in any significant investment activities with other entities. However, we may acquire the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other companies, real estate investment trusts or similar entities where that investment would be consistent with our investment policies. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and we intend to divest securities before any such registration would be required.

We have not engaged in and do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Financing Policies

We do not have a policy limiting the amount of debt that we may incur, although we intend to limit our total debt to 60% to 70% of the undepreciated cost of our total assets (that is, for our initial projects, the contribution values). Accordingly, our management and Board of Directors have discretion to increase the amount of our outstanding debt at any time. Upon the acquisition of our projects under contract and the application of the net proceeds of this offering as described in “Use of Proceeds,” our total debt to total assets ratio valued based on $[•] per share, which is the midpoint of the range on the cover of this prospectus, will be approximately [•]%.

We consider a number of factors when evaluating our level of indebtedness and making financing decisions, including, among others, the following:

•	overall level of consolidated indebtedness;

•	timing of debt and lease maturities;

•	provisions that require recourse and cross-collateralization;

•	corporate financial ratios, including debt service coverage and debt to assets; and

•	the overall ratio of fixed and variable-rate debt.

We also consider the impact of individual property financings on our corporate financial structure. Among the factors we will consider are:

•	the interest rate on the proposed financing;

•	the extent to which the financing affects the flexibility with which we can manage our projects;

•	prepayment penalties and restrictions on refinancing;

•	our long-term objectives with respect to the property;

•	comparable property sales;

•	our target investment return;

•	the terms of the existing property leases;

•	the creditworthiness of tenants leasing the property;

•	the estimated market value of the property upon refinancing; and

•	the ability of particular properties, and our company as a whole, to generate cash flow to cover expected debt service.

Our indebtedness may be recourse, non-recourse or cross-collateralized. If the indebtedness is recourse, our general assets may be attached by the lender to satisfy the indebtedness. If the indebtedness is non-recourse, the lender may satisfy the debt only from the particular property collateralizing the indebtedness. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on the properties. We may use the proceeds from any borrowings to refinance existing indebtedness, to finance acquisitions or the redevelopment of existing properties or for general working capital. We may incur indebtedness for other purposes when, in our opinion, it is advisable.

Disposition Policy

Subject to the terms of the limited liability company agreements that govern our structured real estate investments, we will consider disposing of properties if our management determines that a sale of a property would be in our best interests based on the price being offered for the property, the historical and anticipated operating performance of the property, the tax consequences of the sale, the opportunities for us to reinvest the sale proceeds and other factors and circumstances surrounding the proposed sale.

Equity Capital Policies

Subject to applicable law, our Board of Directors has the power, without further stockholder approval, to issue additional shares of common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property or other assets. Existing stockholders will have no preemptive right to additional stock issued in any offering, and any offering might cause a dilution of their investment. We may in the future issue common stock in connection with acquisitions. We also may acquire property in exchange for common units of our operating partnership from property owners who desire a tax-deferred contribution transaction.

Our Board of Directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. Additionally, preferred stock could have dividend, voting, liquidation and other rights and preferences that are senior to those of our common stock.

We may, under certain circumstances, purchase common stock in the open market or in private transactions with our stockholders, if those purchases are approved by our Board of Directors. Our Board of Directors has no current intention of causing us to repurchase any stock.

In the future, we may institute a dividend reinvestment plan, or DRIP, which would allow our stockholders to acquire additional common stock by automatically reinvesting their cash dividends. Stock would be acquired pursuant to the plan at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan will continue to receive cash dividends as declared. Stockholders who participate will still be taxed on the amount reinvested and will have to pay the tax on such amounts from other sources.

Conflicts of Interest Policies

Our Board of Directors is subject to the provisions of Delaware law that are designed to eliminate or minimize potential conflicts of interest. We cannot assure you that these policies always will be successful in eliminating the influence of those conflicts.

Neither our certificate of incorporation nor our bylaws prohibit any of our directors, officers, security holders or affiliates from (a) having any direct or indirect pecuniary interest in any investment that we might acquire or dispose of or in any transaction to which we are a party or have an interest, or (b) engaging for their own account in business activities of the types conducted or to be conducted by us, nor do we have any policies with respect to such matters. However, our Board of Directors has adopted a Code of Business Conduct and Ethics that contains a policy prohibiting conflicts of interest between our officers, employees and directors on the one hand, and our company on the other hand, except where our Board of Directors waives the conflict. Any waiver of our conflict of interest policy will be disclosed to our stockholders in accordance with SEC requirements.

Our conflicts of interest policy states that a conflict of interest exists when a person’s private interest is not aligned or interferes or appears not to be aligned or to interfere, in any way, with our company’s interest. The policy prohibits us, absent the approval of a majority of the disinterested directors, from entering into agreements, transactions or business relationships, or otherwise taking actions that involve conflicts of interest. For example, under this policy, we will not, absent the approval of a majority of the disinterested directors, among other things:

•	acquire from or sell to any of our directors, officers or employees, any entity in which any of our directors, officers or employees has an interest of more than 5%, or to any affiliate of any of the foregoing, including family member of any of our directors, officers or employees, any assets or other property;

•	make any loan to or borrow from any directors, officers or employees, any entity in which any of our directors, officers or employees has an interest of more than 5%, or to any affiliate of any of the foregoing, including family members of any of our directors, officers or employees;

•	engage in any other transaction with any of our directors, officers or employees, any entity in which any of our directors, officers or employees has an interest of more than 5%, or with any affiliate of any of the foregoing, including family members of any of our directors, officers or employees; or

•	permit any of our directors or officers to make recommendations regarding or to approve compensation decisions that will personally benefit such directors or officers or their family members.

Under Delaware law, a contract or other transaction between us and a director or between us and any other corporation or other entity in which one of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the presence of the director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor of the transaction or contract if:

•	the transaction or contract is authorized, approved or ratified by the Board of Directors or a committee of the Board, after disclosure of the common directorship or interest, by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, or by a majority of the votes cast by disinterested stockholders;

•	the transaction or contract is authorized or approved by our stockholders, after disclosure of the common directorship or interest; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, approved or ratified by our Board or our stockholders.

In addition, pursuant to Delaware law, each director is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him or her and that we reasonably could be expected to have an interest in pursuing.

Each entity that will receive shares of our common stock in our formation transactions are directly or indirectly controlled by Messrs. Meruelo or Maddux. In addition, Messrs. Meruelo and Maddux will receive our stock in various tax-free mergers of S corporations into our company.

Under our certificate of incorporation, our directors are not personally liable for monetary damages for breach of their fiduciary duties, except for liability for (a) any breach of a director’s duty of loyalty, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) acts arising under Section 174 of the Delaware General Corporation Law, or (d) any transaction from which the directors derived an improper personal benefit.

Some of our directors and officers may be subject to certain conflicts of interest in fulfilling their responsibilities to us. See “Certain Relationships and Related Transactions.”

Following completion of this offering and the formation transactions, conflicts of interest will exist between our directors and officers and our company as described below.

Conflicts with Respect to our Operating Partnership

Our duties as the general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company. Our directors and officers have duties to our company under applicable Delaware law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership have duties to our operating partnership and to its limited partners under Delaware law, as modified by the operating partnership’s partnership agreement, in connection with the management of our operating partnership.

Unless otherwise provided for in the relevant partnership agreement (such as ours), Delaware law generally would require a general partner of a Delaware limited partnership (like our operating partnership, of which we are the general partner) to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. In contrast, our operating partnership’s partnership agreement does not have any fiduciary duty requirements for us as general partner. We have adopted a policy which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate, in the judgment of the disinterested and independent directors, our Board of Directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our Board of Directors will have no obligation to do so. The partnership agreement of our operating partnership does not require us to resolve such conflicts in favor of either our stockholders or the limited partners in our operating partnership.

Additionally, the partnership agreement expressly limits our liability by providing that none of us or any of our directors or officers will be liable or accountable in damages or otherwise to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of fact or law or for any act or omission if we or such director or officer, acted in good faith and in a manner we or the director or officer reasonably believed to be in or not opposed to the best interest of our operating partnership and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, our operating partnership is required to indemnify us, the general partner, our directors and both our officers and employees and those of our operating partnership and other persons we may designate from time to time, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, as set forth in the partnership agreement, incurred by us or the other persons, provided that we acted in good faith and in a manner we or the other persons reasonably believed to be in or not opposed to the best interest of our operating partnership and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

We have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Reporting Policies

After this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the Securities and Exchange Commission. We intend to make available to our stockholders upon request copies of our audited annual financial statements and annual reports. Following this offering, we also intend to make the reports we file with the SEC available on our website.

Policies with Respect to Other Activities

We may, but do not presently intend to, make investments other than as previously described. We have authority to offer shares of our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise re-acquire shares of our common stock or other equity or debt securities in exchange for property. Similarly, we may offer additional common units of our operating partnership in exchange for property. Although we have not made loans to third parties, we may in the future make loans to third parties. As described under “The Operating Partnership — Redemption Rights,” we expect, but are not obligated, to issue shares of our common stock to holders of common units upon exercise of their respective redemption rights. Our Board of Directors has no present intention of causing us to repurchase any common stock. We may issue preferred stock, from time to time, in one or more series, as authorized by our Board of Directors without stockholder approval. See “Description of Stock — Preferred Stock.” We intend to make investments in such a way that we will not be treated as an “investment company” under the 1940 Act, as amended. Our policies with respect to such activities may be reviewed and modified from time to time by our Board of Directors without notice to or the vote of the stockholders.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock following completion of this offering and the formation transactions, with respect to:

•	each of our directors and director nominees;

•	each of our named executive officers;

•	each person who is the beneficial owner of more than five percent of our outstanding common stock; and

•	all directors, director nominees and executive officers as a group.

Name of Beneficial Owner	Shares of Common Stock (1)	Percent of Common Stock (2)
Directors, Director Nominees and Executive Officers (3):
Richard Meruelo
John Charles Maddux
Lynn Beckemeyer
Fred Skaggs
Ted McGonagle
Todd Nielsen
Miguel Enrique Echemendia
[•]
[•]
[•]
[•]
All directors, director nominees and executive officers as a group
5% Stockholders:

*	Represents ownership of less than 1%.
(1)	Includes ownership of LTIP units that, upon achieving parity with the common units and becoming “redeemable” in accordance with the terms of the partnership agreement of our operating partnership, may be redeemed for an equal number of shares of our common stock. For information on the number of LTIP units received by each executive officer in connection with our formation transactions, see “Certain Relationships and Related Transactions—Formation Transactions and Contribution of Projects—Benefits to Related Parties.”
(2)	Assumes [•] shares of our common stock are outstanding immediately following this offering, including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue. The total number of shares outstanding used in calculating this percentage assumes that no LTIP units held by other persons achieve parity with the common units of our operating partnership and are redeemed for shares of common stock. In the event the contingent shares were included in the calculation, affiliates of Messrs. Meruelo and Maddux would own [•]% of our company.
(3)	Unless otherwise indicated, the business address for each of the above stockholders is 761 Terminal Street, Building 1, Second Floor, Los Angeles, California 90021.

SHARES AVAILABLE FOR FUTURE SALE

General

Upon the completion of this offering, we will have [•] shares of common stock outstanding, including [•] shares of common stock issued in our formation transactions, including shares subject to forfeiture, but excluding shares that we have a contingent obligation to issue. Shares of our common stock issued in our formation transactions will be subject to transfer restrictions under the Securities Act as more fully described below under “— Rule 144.” Our common stock issued in this offering will be freely tradeable by persons other than our affiliates.

Redemption Rights

Pursuant to the partnership agreement of our operating partnership, any holder of common units of our operating partnership (other than us) will have the right to redeem their common units. When a limited partner exercises this right, the partnership must redeem their common units in exchange for cash or, at our option, common stock or “redemption shares,” on a one-for-one basis. These redemption rights generally may be exercised by the limited partners at any time after one year following the issuance of the common units. See “The Operating Partnership Agreement — Redemption Rights.” Non-forfeitable LTIP units may also be redeemed after certain conditions have occurred to cause the LTIP units to achieve parity with the common units. See “Management — 2006 Equity Incentive Plan — Awards Under the 2006 Equity Incentive Plan—LTIP Units.” Redemptions are potentially subject to time-delay restrictions.

Rule 144

All of the shares of common stock issued in our formation transactions and any redemption shares, if and when issued, will be “restricted” securities under the meaning of Rule 144 of the Securities Act. These shares may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.

In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the holder of such restricted shares can sell such shares; provided that the number of shares sold by such person within any three-month period cannot exceed the greater of:

•	1% of the total number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. If two years have elapsed since the date of acquisition of restricted shares from us or any of our affiliates and the holder is not one of our affiliates at any time during the three months preceding the proposed sale, such person can sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice or public information requirements.

Registration Rights

We have agreed to file a shelf registration statement with the SEC on or about the first anniversary of the closing of this offering, and thereafter to use our best efforts to have the registration statement declared effective, covering the continuous resale of the shares of common stock issued to the affiliates of Messrs. Meruelo and Maddux in the formation transactions and the shares of common stock underlying the LTIP units issued to our executive officers. Upon effectiveness of any such registration statement, those persons may sell such shares covered by the registration statement in the secondary market without being subject to the volume limitations or other requirements of Rule 144. We will bear expenses incident to the registration requirements other than any selling commissions and transfer taxes or certain other fees or taxes relating to such shares.

Registration rights may be granted to future sellers or contributors of properties to our operating partnership who may receive, in lieu of cash, common stock, common units or other securities convertible into common stock or common units.

Prior to this offering, there has been no public market for our common stock. Listing of our common stock on The Nasdaq Global Market™ is expected to be effective upon the completion of this offering. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of the common stock.

Lock-up Agreements

For a description of certain restrictions on transfers of our common stock held by certain of our stockholders, see “Underwriting.”

DESCRIPTION OF STOCK

The following description is a summary of the rights and preferences of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering. We will amend our certificate of incorporation to reflect the provisions below concurrent with the closing of this offering. Certain provisions in our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a takeover of our company (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) unless the takeover or change in control is approved by our Board of Directors. In addition, because Messrs. Meruelo and Maddux will indirectly own an estimated [•]% of our voting stock following the formation transactions, they will control a significant stake in our company making it more difficult for stockholders to vote to change the composition of the Board of Directors or effect a takeover or a change in control of the company without the approval of Messrs. Meruelo and Maddux. The summary is not complete. For more detailed information, please see our certificate of incorporation and bylaws, copies of which have been filed as exhibits to our registration statement of which this prospectus is a part.

General

Our authorized capital stock will consist of 200 million shares of common stock, $0.01 par value per share, and 50 million shares of preferred stock, $0.01 par value per share. As of the closing of this offering, after giving effect to the formation transactions and the sale of shares by us, we expect [•] shares of our common stock will be outstanding ([•] if the over-allotment option is exercised in full). No shares of our preferred stock will be outstanding upon the closing of this offering.

Additionally, [•] shares of common stock have been reserved for future issuances upon completion of this offering under our 2006 Equity Incentive Plan.

Common Stock

The holders of our common stock are entitled to one vote per share on any matter submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive, when, if any, as declared by our Board of Directors, out of assets legally available therefor, such dividends or distributions as may be declared from time to time by our Board of Directors. See “Dividend Policy.” Subject to preferences that may be applicable to any outstanding shares of preferred stock, in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the funds and assets that may be legally distributed to the stockholders shall be distributed among the holders of the then outstanding common stock pro rata according to the number of shares of common stock held by each holder thereof. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 50 million shares of preferred stock in one or more series. In addition, our Board of Directors may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the Board of Directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, preferred stock could be issued with terms that could delay or prevent a change in control or to make removal of our management more difficult. Additionally, our issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Delaware Law

Upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances in a “business combination” with any “interested stockholder,” defined as a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as their affiliates and associates, for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction that resulted in the stockholder becoming an interested stockholder was approved by the Board of Directors prior to the date the interested stockholder attained this status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the relevant date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exception, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prohibit or delay mergers or other takeover or change-of-control attempts for us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Our Board of Directors has approved the issuance of the shares of common stock to be issued in our formation transactions. As a result, the shares of common stock we issue in our formation transactions will not cause a person to become an interested stockholder, and neither the entities controlled by Messrs. Meruelo and Maddux that will contribute our projects to us nor Messrs. Meruelo and Maddux will be interested stockholders.

Certificate and Bylaw Provisions

Our Board of Directors.    Our certificate of incorporation and bylaws provide that the authorized number of our directors may be changed only by a resolution of the Board of Directors. Except as provided by our Board of Directors in setting the terms of any series of preferred stock, any vacancy may be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director. Any director elected to fill a vacancy will serve until the next annual meeting and until his or her successor is elected and qualified.

Our directors serve for a term of one year and until their successors are elected and qualified. Holders of shares of our voting stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders at which directors are elected, the holders of a majority of the shares of our voting stock will be able to elect all of the successors of the directors being elected at that meeting.

No Ability to Act by Written Consent.    Our certificate of incorporation provides that stockholders may not act by written consent, but rather may only act at duly called meetings. Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the Board, our Chief Executive Officer or our President, pursuant to a resolution adopted by a majority of the Board of Directors or by stockholder holding in excess of 25% of our common stock. Should any stockholder desire to present business at any annual meeting, they must comply with certain advance notice provisions in our bylaws described below.

Advance Notice of Director Nominations and New Business.    Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by our Board of Directors or (iii) by a stockholder of record who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting.

Amendment to Our Certificate of Incorporation and Bylaws.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the stock entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation and bylaws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to (1) adopt, amend or repeal any bylaw by stockholder action; and (2) to amend, modify or repeal provisions in our certificate of incorporation relating to the adoption, amendment or repealing of bylaws by stockholder action, setting the number of directors, filling vacancies on the Board of Directors, removing directors, stockholder action by written consent in lieu of a meeting, the power to call special meetings of the stockholders, the limitation of liability of directors, or the indemnification of directors. The requirements of a super-majority vote to approve certain amendments to our certificate of incorporation and bylaws could enable Messrs. Meruelo and Maddux, or a minority of our stockholders, to exercise veto power over any such amendments.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be [•].

Listing

We will apply to list our common stock on The Nasdaq Global Market™ under the symbol “MMPI.”

THE OPERATING PARTNERSHIP AGREEMENT

The following is a summary of material provisions in the agreement of limited partnership of our operating partnership. For more detail, you should refer to the agreement of limited partnership itself, a copy of which is available upon request. See “Where You Can Find More Information.”

General

We are the sole general partner of Meruelo Maddux Properties, L.P., our operating partnership, which was formed to acquire and own substantially all of our assets. Pursuant to the partnership agreement, as the sole general partner of the operating partnership, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause the partnership to enter into certain major transactions, including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership, subject, however to any lock-up provisions that we may agree to in future contribution agreements prohibiting the taxable sale of certain contributed properties for a number of years for tax purposes. In general, we may amend the partnership agreement without the consent of the limited partners. However, the partnership agreement may not be amended, and no action may be taken by the general partner, without the consent of each limited partner adversely affected thereby, if such amendment or action would (i) convert a limited partner interest in our operating partnership into a general partner interest (except as a result of the general partner acquiring such partnership interest), (ii) modify the limited liability of a limited partner, (iii) alter the rights of any partner to receive the distributions to which such partner would be entitled to in the partnership agreement or alter the allocations specified in the partnership agreement as compared with the intended economic distribution priorities set forth in the partnership agreement, (iv) alter or modify the redemption rights or the conversion ratio for common units of our operating partnership into cash or shares of common stock or (v) amend the amendment provisions of the partnership agreement.

The limited partners of our operating partnership expressly acknowledge that, as general partner of our operating partnership, we are acting for the benefit of the operating partnership, the limited partners and our stockholders, collectively. Our company is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions, except as otherwise provided in a contribution agreement.

Although all of our assets are held through our operating partnership structure, we may in the future elect for various reasons to hold certain of our assets directly rather than through our operating partnership. In the event we elect to hold assets directly, the income of our operating partnership will be allocated as between us and limited partners so as to take into account the performance of such assets.

Management Responsibilities, Liability and Indemnification

Our directors and officers have duties under applicable Delaware law to manage us in a manner consistent with the best interests of our company. At the same time, we, as the general partner of our operating partnership have duties to our operating partnership and to its limited partners under Delaware law in connection with the management of our operating partnership, as modified by the operating partnership’s partnership agreement, which does not have any fiduciary duty requirements for us as the general partner. Our duties, as the general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our company.

If in the future we issue common units of our operating partnership to third parties who contribute real property (or interests in entities owning real property) to us, and we subsequently wish to sell or refinance the contributed property, the partners who contributed the property may recognize tax on any built-in gain that existed at the time the property was contributed to us. In addition, a sale of all or substantially all of our assets, or a merger or other business combination transaction, that we undertake in the future could result in adverse tax consequences to the limited partners of our operating partnership that are disproportionate to the tax consequences of the transaction to us or our stockholders. As a result, it is possible under certain circumstances that we could be required to obtain the consent of the limited partners of our operating partnership in order to proceed with one of the foregoing transactions. If we are unable to obtain the consent of our limited partners, we may be unable to proceed with the transaction even if our Board of Directors and our senior management team believe the transaction is in the best interests of our company and our stockholders.

The partnership agreement expressly limits our liability by providing that we and our directors and officers are not liable or accountable in damages or otherwise to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of fact or law or of any act or omission if we or the director or officer acted in good faith and in a manner we or the director or officer reasonably believed to be in or not opposed to the best interest of our operating partnership and, with respect to any criminal action or proceeding, with no reasonable cause to believe the conduct was unlawful. In addition, the partnership agreement provides for indemnification of us, the general partner, the limited partners, the initial contributors, our directors, our officers and employees and those of the operating partnership, a limited partner or one of their subsidiaries and other persons as we may designate from time to time (each a “Covered Person” and collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, against any and all losses, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership as set forth in the partnership agreement, incurred by a Covered Person, provided that the Covered Person acted in good faith and in a manner the Covered Person reasonably believed to be in or not opposed to the best interest of our operating partnership and, with respect to any criminal action or proceeding, with no reasonable cause to believe the conduct was unlawful (subject to the exceptions described above under “—Management Responsibilities, Liability and Indemnification”).

Capital Contributions

Pursuant to the partnership agreement, upon the issuance of our stock other than in connection with a redemption of common units, we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of common stock, common units, or in the case of an issuance of preferred stock, preferred common units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. Our operating partnership will be deemed to have simultaneously paid the transaction expenses and costs associated with such offering. If our operating partnership requires additional funds at any time in excess of capital contributions made by us or from borrowing, we may borrow funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause our operating partnership to issue common units for less than fair market value if we conclude in good faith that such issuance is in the best interest of our operating partnership and our company, for example, a compensatory interest in future operating partnership profits granted to a key employee for services rendered or to be rendered to the operating partnership (including an LTIP unit).

Operations

The partnership agreement provides that we, on behalf of our operating partnership, shall use our reasonable commercial efforts not to take any action which would result in our operating partnership being a “publicly-traded partnership” under and as such term is defined in Section 7704 of the Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a disregarded entity or a partnership.

Our operating partnership is structured to make distributions with respect to limited partnership interests of the operating partnership, or common units, to limited partners that will be equivalent to the dividends made to our common stockholders. Our operating partnership is structured to permit limited partners in our operating partnership to exchange (in a taxable transaction) their common units for cash or, at our election, shares of our common stock on a one-for-one basis (subject to anti-dilution adjustments) and, if our shares are then listed, achieve liquidity for their investment.

The partnership agreement provides that holders of partnership units are entitled to receive quarterly distributions of available cash (1) first, with respect to any partnership units that are entitled to any preference in distribution, in accordance with the rights of such class(es) of partnership units (and, within such class(es), pro rata in proportion to the respective percentage interests), and (2) second, with respect to any partnership units that are not entitled to any preference in distribution, in accordance with the rights of such class of partnership units (and, within such class, pro rata in proportion to their respective percentage interests). Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and liabilities to creditors of our operating partnership, including any partner loans, it is anticipated that any remaining assets of our operating partnership will be distributed to all partners in accordance with and in proportion to their respective positive capital account balances.

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the holders of partnership units holding the same class of partnership units in accordance with their respective percentage interests in the class at the end of each fiscal year. In particular, upon the occurrence of certain specified events permitted by the regulations under Code Section 704(b) (including the issuance of new LTIP units in a subsequent year) (“Book-Up Events”), our operating partnership will revalue its assets, and any net increase in the valuation of the operating partnership’s assets for book purposes since the awards of such LTIP units will be allocated first to the holders of such LTIP units to equalize the book capital accounts of such holders with the book capital accounts of common unit holders on a per unit/per share basis. See “Management–2006 Equity Incentive Plan–Awards Under the 2006 Equity Incentive Plan–LTIP Units.” Until such equalization has occurred, LTIP unit holders will be allocated gross income for a period equal to the cash distributions made with respect to their LTIP units, and will be allocated gain equal to their share of any sales proceeds representing appreciation in value of operating partnership assets occurring after the award of their LTIP units but before the equalization date has occurred, regardless of whether distributed. The partnership agreement also contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise provided in the partnership agreement, for income tax purposes under the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement.

In addition to the administrative and operating costs and expenses incurred by our operating partnership in acquiring and holding substantially all of our assets, our operating partnership will pay all of our administrative costs and expenses and such expenses will be treated as expenses of our operating partnership. Such expenses will include:

•	all expenses relating to our formation and a majority of the expenses relating to our continuity of existence;

•	all expenses relating to any offerings and registrations of securities when the proceeds of such offerings are contributed to our operating partnership and the registrations of securities are in connection with the redemption of common units held by limited partners in our partnership agreement;

•	all expenses associated with our preparation and filing of any periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with applicable laws, rules and regulations; and

•	all of our other operating or administrative costs incurred in the ordinary course of our business.

Redemption Rights

There will be LTIP unitholders, but no common unitholders of the operating partnership upon the closing of the offering of our common stock. However, subsequent property contributors may be issued common units in exchange for interests in property. After the first anniversary of becoming a holder of common units, each limited partner of our operating partnership and certain transferees will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by the party in exchange for cash in an amount equal to the value of their common units. On or before the close of business on the tenth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, elect to acquire some or all of the tendered common units from the tendering party in exchange for shares of our common stock based on an exchange ratio of one share of our common stock for each common unit (subject to antidilution adjustments provided in the partnership agreement). It is our current intention to exercise this right in connection with any redemption of common units. Each limited partner may effect a redemption of common units only once in each fiscal quarter, and may not effect a redemption for less than 500 common units unless such lesser amount is the limited partner’s entire holding. Time delay restrictions as to the effective date of any redemption may be imposed to prevent the operating partnership being a “publicly-traded partnership” under Section 7704(b) of the Code, as determined by us, as general partner of the operating partnership, in good faith in consultation with, and in reliance on the advice of, our tax professionals (with us as general partner being required to use reasonable commercial efforts to impose such restrictions) to avoid publicly-traded partnership status at all times.

Transferability of Interests

In general, the general partner may not voluntarily withdraw from our operating partnership or transfer all or a portion of its interest in our operating partnership subject to certain limited exceptions including consent of the holders of a majority of limited partnership interests. With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our written consent, which consent may be withheld in our sole discretion.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership. Accordingly, through our role as the general partner of our operating partnership, we have the authority to handle or cause to be handled tax audits and to make or cause to be made tax elections under the Code on behalf of our operating partnership.

Term

The term of the operating partnership commenced on September 12, 2006 and will continue perpetually. However, the operating partnership shall dissolve, and its affairs shall be wound up, upon the first to occur of any of the following:

•	the event of withdrawal (including, without limitation, bankruptcy) by us unless, within 90 days after the withdrawal, a majority-in-interest of the remaining limited partners agree, in their sole and absolute discretion, to continue the partnership and to the appointment of a successor general partner;

•	an election to dissolve the operating partnership made by us in our sole and absolute discretion, with or without the consent of the limited partners;

•	entry of a decree of judicial dissolution of the operating partnership;

•	the sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership; or

•	the redemption (or acquisition by us) of all partnership units other than partnership units held by us.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

This section summarizes the current material federal income tax consequences of an investment in our common stock. Because this section is a general summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, “S corporations,” tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders”).

The statements in this section are based on the current federal income tax laws. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our common stock and the effect of potential changes in applicable tax laws. We, our attorneys and our accountants have not represented any stockholder (other than Messrs. Meruelo and Maddux or entities controlled by Messrs. Meruelo and Maddux) for purposes of providing tax advice in connection with this offering.

Taxation of Our Company

Meruelo Maddux Properties, Inc. (the “Company”) is treated as a taxable “C corporation” under the Code. As such, the income and losses from operations and net capital gains, including the Company’s distributive share of income, gains and losses from partnerships or limited liability companies in which it has interests (including our operating partnership, of which the Company is the general partner) are taxable to the Company at applicable corporate income tax rates (and are not taxable to our stockholders), regardless of whether the Company is paid any distributions therefrom. Stockholders are taxed on certain distributions, as described below.

As part of our formation, the Company will acquire the indirect interests in our projects and other contributed assets in (i) mergers of certain corporations owned by the contributors into limited liability company subsidiaries of the company, (ii) contributions of limited liability company interests and corporation stock from the contributors, including an entity that holds the approximately $23 million note receivable from the Taylor Yards Entity and (iii) the assumption of approximately $700,000 of liabilities owed by a contributor to one of the limited liability company subsidiaries. All such assets and liabilities (including of the limited liability company subsidiaries surviving the mergers and the contributed limited liability company interests and shares of stock) will be contributed by the Company to the operating partnership in exchange for common units in our operating partnership. The contributors generally will only recognize approximately $[•] million of income and gain in these transactions, and the Company will generally hold its projects and other contributed assets with a “carryover” basis (plus the income and gain recognized by the contributors) and will have substantial amounts of built-in taxable income in the contributed assets. This is the same result if the Company’s predecessor business had, since its inception, been consolidated within the Company plus a basis increase equal to the income and gain recognized by the contributors. The contributors have agreed that, until the 10th anniversary of the consummation of this offering, a number of shares of the common stock we will issue to them in the contributions will be subject to forfeiture in the event we recognize any of the built-in taxable income, other than any built-in taxable income of the Alameda Square project. The amount of shares the contributors will forfeit is a number of shares having a value equal to the federal and state tax on any income we recognize (valuing the common stock for this purpose at the greater of per share initial public offering price and the then prevailing market price), up to a maximum of $[•] million of shares. See “Certain Relationships and Related Transactions — Formation Transactions and Contribution of Projects.”

Future Contributions of Properties to the Operating Partnership

With respect to future contributions of interests in properties contributed to the operating partnership (and not with respect to the contributions made to the company by the initial contributors), and after a Book-Up Event has occurred with respect to LTIP units, the operating partnership will elect the “traditional method” under Section 704(c) of the Code, which will have the effect (subject to the limitations of the “ceiling rule” discussed below) of specially allocating (i) to the Company and previously admitted limited partners (and away from other limited partners), all depreciation deductions of the operating partnership until the Company and previously admitted limited partners are in the same position as if the operating partnership’s depreciation deductions with respect to each contributed property equaled the depreciation the Company and previously admitted limited partners would have received if such property were acquired by taxable purchase with a tax basis equal to its fair market value at the time of its contribution, and (ii) to the contributors (and away from the Company and previously admitted limited partners), inherent gain in each contributed property (less special allocations to the Company and previously admitted limited partners under (i) above) upon any taxable disposition of a contributed asset. The “ceiling rule” provides that the total amount of tax depreciation that can be allocated under the traditional method is limited to the amount of depreciation actually allowed for tax purposes for the operating partnership, and thus this rule may limit the depreciation deductions which can be allocated to the non-contributing partners with respect to any particular property. It is expected that the operating partnership’s allocations of depreciation to the non-contributing partners may be so limited.

To the extent possible with such special allocations, and subject to the ceiling rule, this will put the Company and previously admitted limited partners in the same position as if such contributors (but not the initial contributors) had sold (instead of contributed) the projects owned by the limited liability companies to the operating partnership.

Contributions of Limited Liability Company Properties

The operating partnership’s initial tax basis in the projects and other contributed assets is equal to the contributors’ adjusted tax basis in such contributed assets (plus income or gain recognized by them on the contribution), and is generally less than fair market value. As a result, the Company will recognize substantially reduced depreciation deductions on these assets as compared to the deductions that would have been recognized by the Company if each of the assets were acquired with a tax basis equal to its fair market value.

Taxation of the Operating Partnership

An organization that is classified as a partnership for federal income tax purposes is not subject to federal income tax itself, although it must file an annual information return. Under current US Treasury regulations, a domestic entity that has two or more members and that is not organized as a corporation under US federal or state law will generally be classified as a partnership for US federal income tax purposes, unless it elects to be treated as a corporation. The general partner will not elect that the operating partnership be classified as a corporation for US federal income tax purposes. Thus, subject to the discussion of “publicly-traded partnerships” below, the operating partnership will be treated as a partnership for US federal income tax purposes. However, classification of an entity as a partnership for US federal income tax purposes may not be respected for state or local tax purposes. We will not seek an opinion of counsel as to the operating partnership’s status as a partnership for tax purposes.

An entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly-traded partnership” (as defined in the Code) that fails to meet certain gross income tests (under which the partnership’s gross income consists of specified types of passive income, such as rental income and gains from real estate sales). The Company, as general partner of the operating partnership, intends and is required to use its reasonable commercial efforts to avoid publicly-traded partnership status at all times, and the general partner has authority to take such actions as it believes (upon advice of counsel) to be helpful in this regard, including imposing time delay restrictions on the effectiveness and/or time for receiving payment upon the election of the common unit holder to redeem its interest in the operating partnership.

If the operating partnership were classified as a corporation, it could be required to pay federal income tax at corporate tax rates on its taxable income, and also pay state taxes. In such case, the amount of cash available for reinvestment or distribution to the partners (including the Company) would likely be substantially less than if the operating partnership were classified as a partnership for federal income tax purposes. Moreover, any distributions by the operating partnership to a partner generally would be taxable to that partner as a dividend. However, if (i) the operating partnership were taxable as a corporation and (ii) the Company and the operating partnership were able to file a consolidated federal income tax return, which would generally be the case if the Company owned 80% or more of the vote and value of the operating partnership, then federal entity level taxation on the operating partnership’s income could be effectively avoided at the operating partnership level, with such income simply becoming part of the Company’s federal taxable income and reported on a consolidated income tax return.

If the operating partnership were to be 20% or more owned by the Company but otherwise not part of the Company’s consolidated income tax return, the Company should (subject to various limitations) be allowed an 80% federal dividends received deduction on distributions that would be deemed to be dividends from the operating partnership. If the Company were to own less than 20% of the operating partnership, a 70% dividends received deduction should likewise generally be available. State taxes might also be minimized if the Company and the operating partnership were able to file a unitary or other similar return for state tax purposes.

The following discussion assumes that the operating partnership will be treated in its entirety as a partnership for federal income tax purposes, and that the common unit holders likewise will be treated as partners for federal income tax purposes.

Taxation of the Common Unit Holders including the Company.    Each common unit holder (including the Company) will be a partner in the operating partnership for tax and state law purposes. Each partner in the operating partnership will be required to report on its federal income tax return, and will be subject to tax in respect of, its distributive share of each item of the operating partnership’s income, gain, loss, deduction and credit for each taxable year of the operating partnership ending with or within the partner’s taxable year, regardless of whether it receives any distributions. Each item generally will have the same character and source as if the partner had realized the item directly. Partners must report these items regardless of the extent to which, or whether, they receive cash distributions from the operating partnership for such taxable year and thus may incur income tax liabilities in excess of any distributions from the operating partnership. A common unit holder may be taxed on his, her or its “distributive” share of the operating partnership’s taxable income or gain regardless of whether he, she or it has received any corresponding distribution from the operating partnership. It is possible that distributions from the operating partnership will not be sufficient to pay tax liabilities with respect to such taxable income or gain and that the source of payment of such tax liabilities would have to be from sources other than distributions from the operating partnership.

Cash distributions from the operating partnership to a partner, when made, and, in certain circumstances, distributions of certain marketable securities treated as cash distributions, are generally not taxable to the extent they do not exceed a partner’s adjusted tax basis in its partnership interest (instead, such basis will generally be reduced by the amount of such distribution). However, to the extent such distributions exceed the adjusted tax basis of a partner’s partnership interest in the operating partnership, the partner will recognize gain from the sale or exchange of its interest in the operating partnership.

Taxation of Contributors to Operating Partnership.    In general, no gain or loss will be recognized by either the operating partnership or by a contributing partner (including the Company) on the transfer of a property in exchange for common units. Gain (but not loss) may be recognized by the transferring partner if the partner receives consideration other than common units, if liabilities of the partner are assumed by the partnership in connection with the transfer of the property, if the transfer is treated as a disguised sale, and in other circumstances, unless certain requirements are satisfied.

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to property contributed to the operating partnership in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted tax basis of the property at the time of contribution. With respect to any property purchased by the operating partnership subsequent to its formation, such property will generally have an initial tax basis equal to its fair market value and, accordingly, Section 704(c) will not apply. Section 704(c) issues do not apply to the contribution of the interests in the projects and other contributed assets by the contributors because they were admitted as direct stockholders of the Company (and did not receive common units of the operating partnership). However, Section 704(c) allocations will be required to be made by the operating partnership (i) following any admission of a property owner to the operating partnership in exchange for common units, or (ii) following any Book-Up Event including with respect to LTIP units.

The Company and the other contributors to the operating partnership will have an initial tax basis in his, her or its common units equal to: (1) the sum of the adjusted tax basis of any property contributed to the partnership and the amount of any money contributed (or deemed contributed); (2) less the amount of money distributed (or deemed distributed) to the partner by the operating partnership in connection with the contribution. Holders of LTIP units will have a zero basis for their LTIP units when issued. For purposes of these rules, the assumption of a partnership liability by a partner is treated as a deemed cash contribution by the partner; the assumption of a partner’s liability by the partnership is treated as a deemed cash distribution to the partner. Tax basis in units acquired through other means is calculated under other rules. In addition, other rules such as the disguised sale rules, may affect the tax basis of the partner’s units.

The amount of losses and deductions allocated to a partner cannot exceed the partner’s adjusted tax basis. Any excess loss deduction allocated to a partner is suspended indefinitely until the partner has sufficient additional tax basis. In addition, the amount of gain or loss recognized on distributions to the partner, the adjusted tax basis of property distributed to the partner from the operating partnership, and the gain or loss recognized by a partner on the sale or other disposition of units of the operating partnership are all calculated based on the partner’s adjusted tax basis in the partner’s common units.

Redemption of Common Units

Holders of common units may have their common units redeemed (including non-forfeitable LTIP units after the equalization date has occurred with respect thereto) in certain circumstances. In such case, amounts received for such units will generally be taxable to the extent the amount received exceeds the holder’s adjusted tax basis in such redeemed units. A conversion of common units into stock of the Company will likewise trigger federal and state income tax liability on the excess of the value of the stock received in excess of the holder’s tax basis for its common units redeemed.

Guarantees and Basis Allocation; Tax Payments

Under future contribution agreements, contributors of property to the operating partnership may be granted the right by the operating partnership to cause the operating partnership to maintain minimum levels of non-recourse debt and the right to guarantee an amount of the operating partnership’s nonrecourse debt, and the operating partnership may have the obligation to ensure such debt exists. Such guarantees are intended to provide tax basis to such holders of common units in order to avoid current taxation on a contribution of property to the operating partnership or on distributions from the operating partnership to such unit holder. No such arrangements apply to the initial contributors of our projects.

These contribution agreements may also restrict the operating partnership’s ability to dispose of contributed properties for an extended period of time (other than in tax-deferred Section 1031 transactions), and may provide for tax indemnity payments, tax reimbursements, tax distributions and tax advances. LTIP unitholders will receive tax distributions from our operating partnership equal to the deemed tax on the cumulative income and gain allocated to them with respect to their LTIP units, less the cumulative distributions (including tax distributions) made to them with respect to such LTIP units by our operating partnership.

LTIPs

The operating partnership has issued LTIP units to certain of our executives in exchange for future services to be rendered to the operating partnership. These LTIP units are fully vested initially, but are subject to forfeiture in various circumstances. Such units are not taxable on receipt because they have zero liquidation value on grant. Such units will have liquidation value only to the extent the operating partnership’s assets appreciate after grant or there are future distributions of operating income. See “Management—2006 Equity Incentive Plan–Awards Under the 2006 Equity Incentive Plan–LTIP Units.”

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a holder of shares of our common stock, that, for federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership (such as a limited liability company) for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate the income of which is subject to federal income tax purposes regardless of its source; or

•	a trust that is subject to the primary supervision of a court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our common stock by such partnership.

Dividends

A taxable U.S. stockholder will be required to take into account as dividends any distributions made out of the current or accumulated earnings and profits of the Company. A U.S. stockholder that is a taxable corporation generally should qualify for the dividends received deduction if our common stock is held for at least 46 days during the 90-day period beginning on the date that is 45 days before the stock becomes ex-dividend with regard to such dividend.

Dividends paid to a U.S. stockholder that is taxed as an individual generally should be treated as qualified dividend income, and thus taxed at capital gains rates for taxable years beginning prior to 2011 if certain holding period requirements are satisfied and the stockholder does not elect to treat the dividends as investment income for purposes of the investment interest limitations. For these purposes, the holding period requires our common stock to be held for at least 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend.

A U.S. stockholder will not incur tax on a distribution in excess of the Company’s current and accumulated earnings and profits if the distribution does not exceed the adjusted tax basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted tax basis of the shares, and any amount in excess of both our current and accumulated earnings and profits and the adjusted tax basis will be treated as capital gain (long-term capital gain if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. stockholder).

Taxable distributions from the Company and gain from the disposition of common stock will not be treated as passive activity income; stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. Dividend distributions also will be treated as investment income for the purpose of electing stockholders who elect not to have capital gains treatment apply to these dividends.

Disposition of Common Stock

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common stock in the Company as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year, and otherwise as short-term capital gain or loss. The maximum federal income tax rate on long-term capital gains recognized by individuals (i.e., gains with respect to capital assets held for more than one year) is generally 15% for taxable years beginning prior to 2011. For federal income tax purposes, short-term capital gains of individuals are taxed at ordinary income rates, while capital gains of C corporations are generally taxed at 35%. State tax rates will also apply.

In general, a U.S. stockholder will realize gain or loss upon a disposition of the Company stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis for the disposed Company stock. A U.S. stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost. Additionally, any loss realized on a sale, exchange or redemption of common shares of the Company may be disallowed under “wash sale” rules to the extent the shares disposed of are replaced with other common shares of the Company during a period beginning 30 days before, and ending 30 days after, the date of disposition.

Information Reporting Requirements and Backup Withholding

The Company will report to its stockholders and to the Internal Revenue Service, or “IRS”, the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the U.S. stockholder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies there is no applicable loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A U.S. stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. stockholder’s income tax liability.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts, individual retirement accounts, educational endowments and private foundations generally are exempt from federal income taxation. However, they are generally subject to taxation on their “unrelated business taxable income.” Although many investments in real estate generate unrelated business taxable income, dividend distributions from a taxable C corporation such as the Company, to a tax-exempt entity do not constitute unrelated business taxable income so long as the tax-exempt entity does not otherwise use our common stock in an unrelated trade or business or borrow to acquire such stock (or be deemed to have borrowed to do so under IRS “acquisition indebtedness” rules of Code Section 514(c)). Consequently, amounts we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt (or be deemed to do so under such “acquisition indebtedness” rules) a portion of the distributions it received from the Company, and potentially gain on the sale of the common stock, would constitute unrelated business taxable income pursuant to the “debt-financed property” rules of Code Section 514.

Taxation of Non-U.S. Stockholders

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other non-U.S. stockholders are complex and vary widely depending on the stockholder’s country of residence for tax purposes. This section is only a summary of some of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common stock, including any reporting requirements.

Dividends

The dividends on the Company’s common stock paid to a non-U.S. stockholder generally will be subject to withholding at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. In addition, because the Company likely is and will continue to be a “United States real property holding corporation” (see “—Disposition of Common Stock” below), the Company will be required to withhold 10% of any distribution that exceeds the Company’s current and accumulated earnings and profits. Consequently, although we generally intend to withhold at a rate of 30% (or lower rate as specified in an applicable income tax treaty) on the entire amount of any distribution from the Company, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30% (or lower rate as specified in an applicable income tax treaty).

Dividends that are effectively connected with a non-U.S. stockholder’s conduct of a trade or business in the United States or (if certain tax treaties apply) that are attributable to a permanent establishment or fixed base in the United States, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the non-U.S. stockholder files the appropriate IRS form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a non-U.S. stockholder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as specified by an applicable income tax treaty).

A non-U.S. stockholder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. In general, non-U.S. stockholders must provide the Company or other withholding agent with a properly executed IRS

Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Applicable Treasury regulations provide alternative methods for satisfying this requirement. Under these Treasury regulations, in the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foregoing intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner. Non-U.S. Stockholders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. stockholder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Disposition of Common Stock

Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, any person who acquires a “United States real property interest,” as described below, from a non-U.S. person must generally deduct and withhold a tax equal to 10% of the amount realized by the non-U.S. transferor. In addition, a non-U.S. person who disposes of a United States real property interest generally is required to recognize gain or loss in the same manner as a U.S. person.

Stock in a “United States real property holding corporation” is generally treated as a United States real property interest. A corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are a United States real property holding corporation. As a result, a non-U.S. stockholder will be taxed on a disposition of our common stock at capital gains rates applicable to U.S. persons, subject to applicable alternative minimum tax.

If our common stock is treated as being regularly traded on an established securities market, the FIRPTA tax on dispositions described above would not apply to any non-U.S. stockholder who, directly and indirectly, at all times during the shorter of the five-year period preceding the date of the disposition or the non-U.S. stockholder’s holding period, held 5% or less of our common stock.

If we are not a United States real property holding corporation or tax under FIRPTA does not otherwise apply, a non-U.S. stockholder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. stockholder, in which case (i) a non-U.S. stockholder that is an individual will be subject to tax on any gain from the disposition under regular graduated U.S. federal income tax rates and (ii) a non-U.S. stockholder that is a corporation will be subject to tax on the gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the 30% branch profits tax; or

•	the non-U.S. stockholder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements, in which case the non-U.S. stockholder will be subject to a flat 30% tax on any gain derived from the disposition which may be offset by U.S. source capital losses (even though such non-U.S. stockholder is not considered a resident of the United States).

U.S. Estate Tax Consequences

Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Current law provides that the maximum federal estate tax rate will be reduced over an eight-year period beginning in 2002 and the tax will be eliminated for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the federal estate tax-provisions in effect immediately prior to 2002 will be reinstated beginning in 2011.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the non-U.S. stockholder is a resident under the provisions of an applicable treaty.

U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder if the holder has provided the required certification that the holder is not a U.S. person (usually satisfied by providing an IRS Form W-8BEN) or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Proceeds from the disposition of shares of common stock paid to or through the U.S. office of a broker generally will be subject to backup withholding and information reporting unless the non-U.S. stockholder certifies that it is not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establishes an exemption. Payments of the proceeds from a disposition or a redemption effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. stockholder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Non-U.S. stockholders should consult their own tax advisors regarding application of information reporting and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from information reporting and backup withholding under current Treasury regulations.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our stock. State tax withholding may be required by the operating partnership with respect to a partner’s share of income and/or distributions. Such withheld amounts will be deemed to have been distributed to such partner by the operating partnership and then paid by such partner to the applicable tax authorities. The operating partnership is obligated to obtain a California withholding tax exemption for any partner, any holder of LTIP units, and the initial contributors, to the extent eligible.

NO PENALTY PROTECTION/CIRCULAR 230 MATTERS. TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

UNDERWRITING

Friedman, Billings, Ramsey & Co., Inc. is acting as the representative of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters and each of the underwriters has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of our common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions contained in the underwriting agreement including, among other items, the receipt of legal opinions from counsel, the receipt of “comfort” letters from our current auditors, the absence of any material adverse changes affecting us or our business and the absence of any objections from the National Association of Securities Dealers Inc., or NASD, with respect to the fairness and reasonableness of the underwriting terms. The underwriters are obligated to take and pay for all of the common stock offered, other than those shares covered by the over-allotment option described below, if any of the shares of common stock are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in the event that the purchase commitments of the defaulting underwriters represent more than 10% of the total number of shares of common stock offered by this prospectus, the underwriting agreement may be terminated.

The underwriters will initially offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $[•] per share. The underwriters may also allow, and any dealers may reallow, a concession of not more than $[•] per share to selected other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.

We have granted the underwriters an option, exercisable in one or more installments for 30 days after the date of this prospectus, to purchase up to [•] additional shares of common stock solely to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

The following table shows the amount per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to [•] additional shares from us to cover over-allotments.

	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us
Per share:
Total:

We estimate that the total expenses of this offering to be paid by us, not including the underwriting discount, will be approximately $[•] million.

We have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for certain of its reasonable out-of-pocket expenses in connection with this offering, including any fees or disbursements of its counsel, not to exceed $300,000. We have also provided Friedman, Billings, Ramsey & Co., Inc. with the right of first refusal described below.

We have agreed that during the period ending 180 days after the date of this prospectus, we will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc.:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or

•	enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities,

except for shares of our common stock or other equity securities, including LTIP units, that we may issue under our 2006 Equity Incentive Plan and the shares of our common stock that we will issue to the contributors as consideration in connection with our acquisition of our projects. We also have agreed that we will not consent to the disposition of any shares held by officers or directors subject to lock-up agreements prior to the expiration of their respective lock-up periods unless pursuant to an exception to those agreements or with the consent of Friedman, Billings, Ramsey & Co., Inc.

Each of our directors, Messrs. Meruelo, Maddux, Beckemeyer, Skaggs, McGonagle, Nielsen and Echemendia and the contributors of our projects affiliated with Messrs. Meruelo and Maddux have agreed that during the period ending 180 days after the date of this prospectus, they will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or

•	enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities;

provided that each of our directors and executive officers may transfer any of our equity securities as required under our 2006 Equity Incentive Plan or to an executor or heir in the event of death, provided that the executor or heir agrees to be bound by the same restrictions.

The restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period following the last day of the restricted period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless Friedman, Billings, Ramsey & Co., Inc. waives such extension in writing.

Subject to applicable securities laws, each of the contributors of our projects may transfer its shares of our common stock: (i) as a bona fide gift or gifts, provided that the donees agree to be bound by the same restrictions; (ii) to any trust for the direct or indirect benefit of Messrs. Meruelo or Maddux or the immediate family of Messrs. Meruelo or Maddux, provided that the trustee agrees to be bound by the same restrictions; (iii) as a dividend to its stockholders or members, provided that such stockholders or members agree to be bound by the same restrictions; (iv) as collateral for any loan, provided that the lender agrees to be bound by the same restrictions; or (v) with respect to sales of securities acquired in the open market, but not those securities acquired in connection with the formation transactions, after the completion of this offering.

We will indemnify the underwriters against various liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

We will apply to list our common stock on the Nasdaq Global Market™ under the symbol “MMPI.” In order to meet the requirements for listing on the Nasdaq Global Market™, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases of cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, the underwriters will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market™, in the over-the-counter market or otherwise.

Friedman, Billings, Ramsey & Co., Inc. has advised us that it and the other underwriters do not confirm sales to accounts over which they exercise discretionary authority.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The primary factors to be considered in determining the initial public offering price include:

•	the economic conditions in and future prospects for the industry in which we compete;

•	our past and present operating performance and financial condition;

•	our prospects for future earnings;

•	an assessment of our management;

•	the present state of our development;

•	the prevailing conditions of the equity securities markets at the time of this offering; and

•	current market valuations of publicly-traded companies considered comparable to our company.

We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have granted Friedman, Billings, Ramsey & Co., Inc., until 14 months following the completion of this offering, a right of first refusal to act in the following capacities in connection with the following transactions involving us:

•	financial advisor in connection with any purchase or sale of assets or stock, merger, acquisition, business combination, joint venture or other strategic transaction involving an investment bank serving as financial advisor to us; and

•	sole book runner or sole placement agent in connection with any subsequent public or private offering of equity or corporate debt securities or other capital markets financing involving an investment bank serving as placement agent or sole book runner for us.

Subject to the terms of that engagement letter, the underwriters and their affiliates may provide us with certain commercial banking, financial advisory, investment banking services and other services in the future, for which they would receive customary compensation.

Fbr.com, a division of FBR Investment Services Inc., will be facilitating internet distribution for this offering to certain of its internet subscription customers. Friedman, Billings, Ramsey & Co., Inc. intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the internet website maintained by Friedman, Billings, Ramsey & Co., Inc. Other than the prospectus in electronic format, the information on the Friedman, Billings, Ramsey & Co., Inc. website and any information contained in any other website maintained by Friedman, Billings, Ramsey & Co., Inc. is not part of this prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or Friedman, Billings, Ramsey & Co., Inc. in its capacity as underwriter and should not be relied upon by investors.

In addition, a prospectus in electronic format may be available on the internet sites of or through other online services maintained by the other underwriters and selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the selling group member, prospective investors may be allowed to place orders online. Those underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s website and any information contained in any other website maintained by the underwriters or any selling group member is not part of the prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

Certain legal matters will be passed upon for us by DLA Piper US LLP and for the underwriters by Manatt, Phelps & Phillips, LLP.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited (i) the combined financial statements and schedule of Meruelo Maddux Properties Predecessor at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 as set forth in their report, and (ii) the consolidated balance sheet of Meruelo Maddux Properties, Inc. and Subsidiary at September 14, 2006, as set forth in their report. We have included the foregoing financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company, reference is made to the registration statement, including exhibits and schedules to the registration statement. Copies of the registration statement, including exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F. Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities and Exchange Act, and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

MERUELO MADDUX PROPERTIES, INC.

MERUELO MADDUX PROPERTIES, INC.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information of Meruelo Maddux Properties, Inc. (the Company) is based on the historical financial statements of our predecessor, Meruelo Maddux Properties, which we will collectively refer to herein as MMP. Our predecessor is a combination of entities whose common control owners are Richard Meruelo and John Charles Maddux. The historical financial statements are included elsewhere in this prospectus. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2006 gives effect to the Company’s initial public offering and the related formation transactions as if these events had occurred on June 30, 2006. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2006 and the year ended December 31, 2005 give effect to the Company’s initial public offering and the related formation transactions as if these events had occurred on the first day of the period presented. The pro forma adjustments give effect to the following:

•	The assumption directly or indirectly of approximately $134.8 million in principal amount of mortgage debt secured by our projects that will remain outstanding and that will not be retired with the proceeds of this offering.

•	The repayment of approximately $178.5 million in principal amount of mortgage debt secured by our projects and $2.4 million in related accrued interest and prepayment penalties.

•	The repayment of approximately $150.0 million in principal amount of debt and $20.6 million in accrued current and deferred interest outstanding under the CalPERS credit facility and terminate the facility.

•	The repayment of approximately $4.6 million in principal and accrued interest of a note held by Mr. Meruelo who advanced funds to our predecessor business for development activities.

•	The acquisition of 10 of 17 projects for approximately $91.3 million to fund the cash portion of the purchase price.

This unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations or financial position would actually have been had the Company’s initial public offering and the related formation transactions occurred on the dates specified, nor does the information purport to project the Company’s results of operations or financial position for any future period or at any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of the Company’s initial public offering and the related formation transactions.

Once we have determined the final costs to be paid in connection with the related formation transactions, the unaudited pro forma financial information will be subject to adjustment. Such adjustments will result in changes to the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations to reflect among other things:

•	The additional deferred interest accrual of approximately $1.7 million each month on the CalPERS note resulting from the difference in the deferred accrual interest rate of 18% and the pay rate of 6.5%.

•	Of the 57 mortgage notes, 23 have a related interest reserve. These reserves generally cover the estimated interest carrying cost during the mortgage term. As interest accrues it is added to the note balance up to the amount of the interest reserve. At June 30, 2006, there is approximately $12,227,753 in the interest reserve account.

•	As of June 30, 2006 of the 57 mortgage notes 11 have maturity dates that expire before December 31, 2006. There can be no assurances that we will renew these notes or that the renewal terms will be comparable to the existing notes.

•	We have an ongoing build-to-suit construction agreement with Dynamic Builders that allows us to identify a property for development and Dynamic Builders will acquire the property and construct the improvements according to our specification. At June 30, 2006, the Company’s agreed-upon price contracts at completion with Dynamic Builders totaled approximately $113.6 million. The final purchase price is based on construction cost and may be adjusted accordingly.

The foregoing and other adjustments could materially change the unaudited pro forma financial information presented in this prospectus. The unaudited pro forma financial information should be read in conjunction with the other information contained in this prospectus under the captions “Summary”, “Our Formation Transactions,” “The Offering,” “Selected Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the respective financial statements of the Meruelo Maddux Properties, Inc. and MMP and the accompanying notes included elsewhere in this prospectus.

MERUELO MADDUX PROPERTIES, INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2006

(Unaudited)

	Meruelo Maddux Properties Predecessor Historical	Initial Public Offering and Debt Assumption	Payoff of CalPERS Note	Payoff of Mortgage Debt	Acquire Properties	Other Pro Forma Adjustments		Company Pro Forma
	(A)	(B)	(C)	(D)	(E)
ASSETS
Cash	$1,215,042	$461,800,000	$(170,596,408)	$(180,880,104)	$(91,342,983)	$(12,142,498)	F,H	$8,053,049
Restricted cash	3,595,197							3,595,197
Accounts receivable	2,679,271					(700,000)	G	1,979,271
Rental properties, net	173,355,892							173,355,892
Real estate held for development	274,576,323				91,342,983			365,919,306
Other assets, net	6,695,949		(2,755,553)	(310,417)				3,629,979

Total assets	462,117,674	461,800,000	(173,351,961)	(181,190,521)	—	(12,842,498)		556,532,694

LIABILITIES AND OWNERS’ EQUITY
Accounts payable	1,981,771							1,981,771
Accrued expenses and other liabilities	26,046,639		(20,596,408)	(1,470,434)				3,979,797
Due to affiliates, net	4,621,692					(4,621,692)	F	—
Notes payable secured by real estate	313,337,533			(178,514,176)				134,823,357
Note payable to Calpers	150,000,000		(150,000,000)					—

Total liabilities	495,987,635	—	(170,596,408)	(179,984,610)	—	(4,621,692)		140,784,925

Commitments and contingencies								—
Common stock and additional paid in capital	11,666,594	461,800,000				(34,654,350)	G,H,I	438,812,244
Affiliate note receivable	(23,064,475)							(23,064,475)
Retained earnings (deficit)	(22,472,080)		(2,755,553)	(1,205,911)		26,433,544	I	—

Total owners’ equity (deficit)	(33,869,961)	461,800,000	(2,755,553)	(1,205,911)	—	(8,220,806)		415,747,769

Total liabilities and owners’ equity	$462,117,674	$461,800,000	$(173,351,961)	$(181,190,521)	$	$(12,842,498)		$556,532,694

MERUELO MADDUX PROPERTIES, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2006

(Unaudited)

	Meruelo Maddux Properties Predecessor Historical	Payoff Selected Mortgage Notes and CalPERS Note	Other Pro Forma Adjustments		Company Pro Forma
	(AA)	(BB)
Revenue
Rental income	$10,623,649	$—	$—		$10,623,649
Management fees	210,200		(135,200	)CC	75,000
Other income	169,137		—		169,137

	11,002,986	—	(135,200)		10,867,786

Expenses:
Rental expenses	3,898,442				3,898,442
Interest expense	13,303,894	(9,104,255)			1,713,489
Depreciation and amortization	2,361,323				2,361,323
General and administrative	2,503,680				2,503,680

	22,067,339	(9,104,255)	—		10,476,934

Operating (loss) income	(11,064,353)	9,104,255	(135,200)		390,852
Interest income on affiliate notes receivable	2,251,998		(1,660,394	)DD	591,604

(Loss) income from continuing operations	(8,812,355)	9,104,255	(1,795,594)		982,456

Discontinued operations:
Gain on sale of real estate	1,328,755	—	—		1,328,755

Income (loss) before income taxes	(7,483,600)	9,104,255	(1,795,594)		2,311,211

Provision for income taxes	—	—	947,597	EE	947,597
Net income (loss)	$(7,483,600)	$9,104,255	$(2,743,191)		$1,363,614

MERUELO MADDUX PROPERTIES, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

(Unaudited)

	Meruelo Maddux Properties Predecessor Historical	Payoff Selected Mortgage Notes and CalPERS Note	Other Pro Forma Adjustments		Company Pro Forma
	(AA)	(BB)
Revenue
Rental income	$16,525,986	$—	$—		$16,525,986
Management fees	602,200		(452,200	)CC	150,000
Other income	792,982		—		792,982

	17,921,168	—	(452,200)		17,468,968

Expenses:
Rental expenses	7,673,683				7,673,683
Interest expense	15,831,556	(12,404,577)			3,426,979
Depreciation and amortization	3,161,551				3,161,551
General and administrative	4,221,711				4,221,711

	30,888,501	(12,404,577)	—		18,483,924

Operating (loss) income	(12,967,333)	12,404,577	(452,200)		(1,014,956)
Interest income on affiliate notes receivable	2,942,213	—	(1,759,005	)DD	1,183,208

(Loss) income from continuing operations	(10,025,120)	12,404,577	(2,211,205)		168,252

Discontinued operations:
Gain on sale of real estate	—	—	—		—

Income (loss) before income taxes	(10,025,120)	12,404,577	(2,211,205)		168,252

Provision for income taxes	—	—	68,983	EE	68,983
Net income (loss)	$(10,025,120)	$12,404,577	$(2,280,188)		$99,269

MERUELO MADDUX PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(Unaudited)

1. Adjustment to the Pro Forma Condensed Consolidated Balance Sheet

The adjustments to the pro forma condensed consolidated balance sheet as of June 30, 2006 are as follows:

A)	Reflects the Meruelo Maddux Properties (MMP) historical combined balance sheet as of June 30, 2006. In connection with this offering, we have completed or will complete several transactions that we collectively refer to as the formation transactions, pursuant to which we will acquire substantially all of the operations of our predecessor business, including the interests in our projects, and retain the employees of our predecessor business. Our predecessor business comprises multiple limited liability companies and corporations currently owned by affiliates of Messrs. Meruelo and Maddux, which affiliates we sometimes refer to as the contributors. Upon completion of the formation transactions, our operating partnership, directly or through subsidiaries, will own or lease, or have contractual rights to acquire interests in, 52 projects and will employ approximately 91 employees through a wholly-owned management company subsidiary.

	As of June 30, 2006, Mr. Richard Meruelo and Mr. John Charles Maddux were the ultimate owners of MMP. Upon the consummation of this offering, Mr. Meruelo and Mr. Maddux will directly or indirectly own approximately % of the Company. We will conduct substantially all of our operations and own substantially all of our assets through our operating partnership and its subsidiaries. The exchange of the interests contributed by Mr. Meruelo and Mr. Maddux or related entities owned by Mr. Meruelo and Mr. Maddux, will be accounted for as a reorganization of entities under common control; accordingly the contributed assets and assumed liabilities will be recorded at MMP’s historical cost basis.

	Following the Formation transactions we will have a holding company structure and will rely upon funds received from our operating partnership to pay liabilities. Our primary asset is our general partnership interest in our operating partnership. We have no independent means of generating revenues. To the extent we require funds to pay taxes or other liabilities incurred by us or for any other purpose, we must rely on funds received from our operating partnership.

B)	Reflects sale of shares of common stocks in this offering:

	Proceeds from this offering	500,000,000
	Less estimated costs associated with this offering	38,200,000

	Net cash proceeds	461,800,000

	Increase to common stock and additional paid in capital

C)	Reflects payoff of mezzanine credit facility with CalPERS in principal amount of $150,000,000 and accrued interest of $20,596,408, and write off of unamortized loan costs in the amount of $2,755,553.

D)	Reflects payoff of $178,514,176 in principal amount on secured mortgage debt, $1,470,434 of related accrued interest, $895,494 in prepayment penalties and the write off of $310,417 in unamortized loan costs.

Project	Balance at 6/30/06	Maturity Date	Interest Rate at 6/30/06	Terms	Prepayment Penalty at 12/31/06
Center Village	7,000,000	10/1/2008	9.00%	Prime + 1%, Interest Only	—
717 W. 9th Street	9,110,669	9/20/2006	9.25%	Prime + 1%, Interest Only	—
1500 Griffith Avenue	3,279,883	3/1/2007	8.50%	Prime + 1%, Interest Only	—
Barstow Produce Center	4,031,703	9/15/2006	8.50%	Prime + 0.25%, Interest Only	—
Pomona Park Village	14,062,500	4/1/2007	9.00%	Prime + 1%, Interest Only	—
Citrus Gardens	2,000,000	7/31/2006	9.25%	Prime + 1%, Interest Only	—
Covina Village	756,750	6/29/2008	8.75%	Prime + 0.5%, Interest Only	—
San Fernando Court	3,867,000	11/30/2007	8.75%	Prime + 0.5%, Interest Only	—
Sky Arc	19,000,000	10/1/2007	9.00%	Prime + 1.5%, Interest Only	—
Sci-Arc Building	9,946,070	1/1/2008	8.75%	LIBOR + 2.75% or Prime + 0.50%	—
Meruelo Wall Street	3,782,350	1/13/2007	12.00%	Fixed, Interest Only	—
5707 S Alameda	1,745,377	10/10/2006	8.50%	Prime + 0.25%, Interest Only	—

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

(Unaudited)

Project	Balance at 6/30/06	Maturity Date	Interest Rate at 6/30/06	Terms	Prepayment Penalty at 12/31/06
1060 Vignes Street	1,789,505	9/15/2006	8.50%	Prime + 1%, Interest Only	—
1211 E. Washington Blvd	2,870,210	5/1/2015	8.75%	Prime + 1%, 25 yr amort	—
1211 E. Washington Blvd	1,664,473	7/1/2015	8.75%	Prime + 0.5%, 25 yr amort	—
4th Street Center	2,000,000	11/22/2006	9.25%	Prime + 1%, Interest Only	—
Desmond Building	6,679,960	11/1/2006	9.00%	Prime + 1% Interest Only	—
620 Gladys Avenue	611,792	3/16/2007	8.50%	Prime + 0.25% Interest Only	—
620 Gladys Avenue	806,292	4/1/2007	8.50%	Prime + 0.25% Interest Only	—
Ceres Street Produce Center	907,234	2/15/2007	8.50%	Prime + 0.25% Interest Only	—
1000 E. Cesar Chavez	2,439,685	3/1/2007	8.50%	Prime + 0.25% Interest Only	—
1000 E. Cesar Chavez	242,948	3/1/2007	8.50%	Prime + 0.25% Interest Only	—
230 W. Avenue 26	2,178,022	10/1/2006	8.50%	Prime + 0.25% Interest Only	—
230 W. Avenue 26	441,748	2/15/2007	8.50%	Prime + 0.25% Interest Only	—
1919 Vineburn Avenue	5,500,000	7/1/2008	9.00%	Prime + 1%, Interest Only	—
2131 Humboldt Street	1,761,535	10/15/2006	8.50%	Prime + 0.25% Interest Only	—
Olive Street Towers	4,998,922	3/1/2007	8.50%	Prime + 0.25% Interest Only	—
500 Mateo Street	1,000,000	12/23/2006	9.25%	Prime + 1%, Interest Only	—
3rd & Omar Street	2,625,000	8/15/2010	8.50%	Prime + 0.25%, Interest Only	—
2131 Humboldt Street	7,000,000	8/24/2010	6.50%	Fixed, Interest Only	—
2131 Humboldt Street	875,351	3/1/2007	8.50%	Prime + 0.25% Interest Only	—
2131 Humboldt Street	1,184,568	2/1/2007	8.50%	Prime + 0.25% Interest Only	—
Ullman Tower One	10,152,107	11/1/2007	8.25%	Prime or LIBOR + 2.4% Interest Only	See Notes
South Park Towers	16,939,283	9/30/2007	18.00%	Fixed, Interest deferred to maturity	878,429
TransAmerica Lofts	315,740	4/1/2008	8.00%	Fixed, 20 yr amort	—
TransAmerica Lofts	725,342	2/25/2015	9.00%	Fixed, 10 yr amort	—
South Park Towers	2,976,490	3/1/2007	8.50%	Prime + 0.25% Interest Only	—
Ullman Tower Two	6,120,473	11/1/2006	8.50%	Prime + 0.25% Interest Only	—
788 S. Alameda Street	6,035,969	9/1/2006	8.75%	Prime + 5%, Interest Only	—
Meruelo Chinatown Towers	5,000,000	4/14/2007	9.25%	Prime + 1%, Interest Only	—
Alameda Square	15,747	8/15/2007	9.16%	Fixed, 4 yr amort	—
Alameda Square	18,722	12/15/2007	9.26%	Fixed, 4 yr amort	—
Alameda Square	1,971	7/15/2006	9.50%	Fixed, 4 yr amort	—
2425 E. 12th Street	693,275	8/1/2007	9.75%	Prime + 1%, 25 yr amort	—
American Apartments	862,753	9/10/2007	10.25%	Prime + 2%, 20 yr amort	17,065
1910-1922 Santa Fe Avenue	839,426	12/1/2008	9.25%	Prime + 1.5%, 25 yr amort	—
905 E. 8th Street	1,000,000	12/31/2006	10.00%	Fixed, interest deferred to maturity	—
Musica Latina Building	657,333	1/1/2010	9.77%	Fixed, 20 yr amort	—

	178,514,176				$895,494

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

(Unaudited)

E)	Reflects the acquisition of ten properties.

Project/Property Name	Future Acquisition Obligations
Pomona Park Village	20,000,000
Washington Produce Market	7,595,838
Meruelo Baldwin Park	4,500,000
620 Gladys Ave	8,200,000
Overland Terminal	16,950,000
1800 E Washington Blvd.	10,779,985
905 E 8th Street	700,000
Santa Fe Plaza	4,772,160
1828 Oak Street	4,245,000
Gold’s Gym & Storage	13,600,000

Total	$91,342,983

F)	Reflects payoff of notes to affiliates held by Mr. Meruelo who advanced funds to our predecessor business for development activities	$4,621,692

G)	Reflects reduction in the number of shares of common stocks that would otherwise have been issuable to the contributor affiliated with Mr. Maddux in the formation transactions as a result of the Company’s assumption of $700,000 loan	$700,000

H)	Reflects tax reimbursement payments to Mr. Meruelo and Mr. Maddux on recognized gain as a result of the contributions and mergers and the loan assumption	$7,520,806

I)	Reflects reclassification of owners’ deficit and common stock to additional paid in capital	$22,596,889

2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations

The adjustments to the pro forma condensed consolidated statement of operations for the six months ended June 30, 2006 and for the year ended December 31, 2005 are as follows:

(AA)	Reflects MMP’s historical condensed combined statement of operations for the six months ended June 30, 2006 and for year ended December 31, 2005. As discussed in note 1 (A), the exchange of the interest contributed by Mr. Meruelo and Mr. Maddux or related entities owned by Mr. Meruelo and Mr. Maddux will be accounted for as a reorganization of entities under common control and accordingly the contributed assets and assumed liabilities will be recorded at MMP’s historical cost basis.

(BB)	Reflects decrease in interest expense due to payoff of selected mortgage notes and CalPERS’ note:

Six Months ended June 30, 2006	Year ended December 31, 2005
$9,104,255	$12,404,577

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

(Unaudited)

(CC)	Reflects elimination of management fee charged to Taylor Yards and a non-recurring consulting fee for the sale of property owned by Homero and Belinda Meruelo. After the formation transaction, the Company will have a management agreement in place for properties owned by Homero and Belinda Meruelo for approximately $150,000 annually.

		Six Months ended June 30, 2006	Year ended December 31, 2005
		$135,200	$452,200

(DD)	Reflects the reduction in interest charged on the approximately $23 million affiliate note receivable on the payoff of the mezzanine credit facility with CalPERS. Previously the note rate of 18% was directly related to the cost of borrowing on the CalPERS facility. After the formation transactions this note will be reduced to the applicable federal rate of interest which currently is 5.13%.

		Six Months ended June 30, 2006	Year ended December 31, 2005
		$1,660,394	$1,759,005

(EE)	Reflects the pro forma income tax provision on the pro forma pretax income of the Company calculated as follows:

		Six Months ended June 30, 2006	Year ended December 31, 2005
	Income before income taxes	$2,311,211	$168,252
	Statutory Tax Rate (Federal and California State)	41%	41%

		$947,597	$68,983

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Meruelo Maddux Properties, Inc.

We have audited the accompanying consolidated balance sheet of Meruelo Maddux Properties, Inc. and Subsidiary (the Company) as of September 14, 2006. This consolidated balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Meruelo Maddux Properties, Inc. and Subsidiary at September 14, 2006, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Los Angeles, California

September 15, 2006

MERUELO MADDUX PROPERTIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

September 14, 2006

ASSETS
Cash	$3,000

Total assets	$3,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities	$—
Stockholders’ Equity:
Common stock, $0.01 par value, 1,000 shares authorized; 200 shares issued and outstanding	2
Additional paid-in capital	2,998

Total stockholders’ equity	3,000

Total liabilities and stockholders’ equity	$3,000

MERUELO MADDUX PROPERTIES, INC.

NOTES TO CONSOLIDATED BALANCE SHEET

September 14, 2006

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Meruelo Maddux Properties, Inc. (the Company) was organized on July 5, 2006 to acquire substantially all of the interests, assets and liabilities of Meruelo Maddux Properties Predecessor (Meruelo Maddux) and was capitalized with $3,000 on September 14, 2006. As of September 14, 2006, the Company’s owners, Richard Meruelo and John Charles Maddux, own 100% of the outstanding common stock of the Company. Concurrent with the consummation of an initial public offering (the Offering) of the common stock of the Company and a newly formed limited partnership, Meruelo Maddux Properties, L.P. (the Operating Partnership), together with the members of the limited liability companies and the stockholders of the S-corporations will engage in certain formation transactions (the Formation Transactions). The Formation Transactions are designed to (i) continue the operations of Meruelo Maddux, (ii) pay down existing mortgage debt, (iii) payoff the CalPERS mezzanine loan facility, (iv) provide capital for future acquisitions, (v) fund future development costs, and (vi) establish a capital reserve for general corporate purposes.

Meruelo Maddux Properties Predecessor (Meruelo Maddux), is not a legal entity but rather a combination of entities and operations whose common control owners are Richard Meruelo, Maria Meruelo and John Charles Maddux as described below. Meruelo Maddux is a full-service real estate operating company that acquires, develops, redevelops, and owns industrial, commercial and residential properties. Meruelo Maddux’s focus is on developing or redeveloping underutilized urban real estate into productive, desirable land uses. Once these properties are developed, management of Meruelo Maddux intends to sell the residential properties and own and operate many of the industrial and commercial properties. All assets of Meruelo Maddux are currently located in Southern California, with the majority of its assets in the greater Los Angeles area.

The operations of the Company will be carried on primarily through the Operating Partnership. The Company will be the sole general partner in the Operating Partnership. Pursuant to contribution agreements among the owners of Meruelo Maddux and the Operating Partnership, the Operating Partnership will receive a contribution of interest in the real estate properties in exchange for common units of limited partnership interest in the Operating Partnership and the assumption of debt and other specified liabilities. The Company and Operating partnership will be fully integrated, self-administered and self-managed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated balance sheet includes the accounts of the Company and the Operating Partnership. All significant intercompany balances and transactions have been eliminated in consolidation.

3. OFFERING COSTS

In connection with the Offering, affiliates of the Company have incurred legal, accounting and related costs which may be reimbursed by the Company, contingent upon completion of the offering transaction. Such costs will be deducted from the gross proceeds of the Offering and recorded as a reduction of stockholders’ equity on the consolidated balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Owners

Meruelo Maddux Properties Predecessor:

We have audited the accompanying combined balance sheets of Meruelo Maddux Properties Predecessor (Meruelo Maddux) as defined in Note 1, as of December 31, 2005 and 2004, and the related combined statements of operations, owners’ deficit and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of Meruelo Maddux’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Meruelo Maddux’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Meruelo Maddux Properties Predecessor at December 31, 2005 and 2004, and the combined results of their operations and their cash flows for each the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    ERNST & YOUNG LLP

Los	Angeles, California

September 12, 2006

MERUELO MADDUX PROPERTIES PREDECESSOR

COMBINED BALANCE SHEETS

	June 30, 2006	December 31,
		2005	2004
	(Unaudited)
ASSETS
Cash	$1,215,042	$9,494,993	$993,408
Restricted cash	3,595,197	1,223,733	—
Accounts receivable, net	2,679,271	1,669,118	1,357,047
Rental properties, net	173,355,892	158,867,898	81,194,263
Real estate held for development	274,576,323	248,780,932	40,995,695
Other assets, net	6,695,949	7,315,660	1,269,366

Total assets	$462,117,674	$427,352,334	$125,809,779

LIABILITIES AND MEMBER’S EQUITY
Accounts payable	$1,981,771	$1,772,363	$1,834,442
Accrued expenses and other liabilities	26,046,639	15,755,118	2,882,769
Due to affiliates, net	4,621,692	1,064,502	5,082,918
Notes payable secured by real estate	313,337,533	281,141,298	109,406,416
Note payable to CalPERS	150,000,000	150,000,000	—

Total liabilities	495,987,635	449,733,281	119,206,545

Commitments and contingencies
Common stock	4,000	4,000	4,000
Additional paid in capital	11,662,594	11,662,594	11,562,594
Affiliate notes receivable	(23,064,475)	(19,059,061)	—
Retained earnings (deficit)	(22,472,080)	(14,988,480)	(4,963,360)

Total owners’ equity (deficit)	(33,869,961)	(22,380,947)	6,603,234

Total liabilities and owners’ equity	$462,117,674	$427,352,334	$125,809,779

See accompanying notes.

MERUELO MADDUX PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

	Six Months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
Revenue:
Rental income	$10,623,649	$7,621,888	$16,525,986	$11,835,818	$8,068,350
Management fees	210,200	126,700	602,200	142,000	138,000
Other income	169,137	332,460	792,982	627,929	173,084

	11,002,986	8,081,048	17,921,168	12,605,747	8,379,434
Expenses:
Rental expenses	3,898,442	3,178,459	7,673,683	5,089,380	3,432,687
Interest expense	13,303,894	7,232,796	15,831,556	6,187,563	2,650,499
Depreciation and amortization	2,361,323	1,365,224	3,161,551	1,987,090	1,344,020
General and administrative	2,503,680	1,408,139	4,221,711	1,934,610	932,717

	22,067,339	13,184,618	30,888,501	15,198,643	8,359,923

Operating (loss) income	(11,064,353)	(5,103,570)	(12,967,333)	(2,592,896)	19,511
Interest income on affiliate notes receivable	2,251,998	1,083,241	2,942,213	—	—

(Loss) income from continuing operations	(8,812,355)	(4,020,329)	(10,025,120)	(2,592,896)	19,511

Discontinued operations:
Gain on sale of real estate	1,328,755	—	—	3,183,276	—

Net income (loss)	$(7,483,600)	$(4,020,329)	$(10,025,120)	$590,380	$19,511

See accompanying notes.

MERUELO MADDUX PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF OWNERS’ EQUITY (DEFICIT)

	Common Stock	Additional Paid-in Capital	Affiliate Notes Receivable	Retained Earnings (Deficit)	Total Owners’ Equity (Deficit)
Balance at January 1, 2003	$2,000	$3,148,977	$—	$(5,573,251)	$(2,422,274)
Contributions	2,000	413,617	—		415,617
Distributions	—	—	—	—	—
Net income (loss)	—	—	—	19,511	19,511

Balance at December 31, 2003	4,000	3,562,594	—	(5,553,740)	(1,987,146)
Contributions		8,000,000	—		8,000,000
Distributions	—	—	—	—	—
Net income (loss)	—	—	—	590,380	590,380

Balance at December 31, 2004	4,000	11,562,594	—	(4,963,360)	6,603,234
Contributions		100,000	—		100,000
Distributions	—	—	—	—	—
Affiliate Notes Receivable	—	—	(19,059,061)	—	(19,059,061)
Net income (loss)	—	—	—	(10,025,120)	(10,025,120)

Balance at December 31, 2005	4,000	11,662,594	(19,059,061)	(14,988,480)	(22,380,947)
Contributions (Unaudited)	—	—	—	—	—
Distributions (Unaudited)	—	—	—	—	—
Affiliate Notes Receivable (Unaudited)	—	—	(4,005,414)	—	(4,005,414)
Net income (loss) (Unaudited)	—	—	—	(7,483,600)	(7,483,600)

Balance at June 30, 2006 (Unaudited)	$4,000	$11,662,594	$(23,064,475)	$(22,472,080)	$(33,869,961)

See accompanying notes.

MERUELO MADDUX PROPERTIES PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	Six Months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
Operating activities
Net income (loss)	$(7,483,600)	$(4,020,329)	$(10,025,120)	$590,380	$19,511
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sale of real estate	(1,328,755)	—	—	(3,183,276)	—
Depreciation and amortization	2,361,323	1,365,224	3,161,551	1,987,090	1,344,020
Interest income on affiliate notes receivable	(2,251,998)	(1,083,241)	(2,942,213)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,010,153)	(1,182,150)	(312,071)	(591,830)	(165,089)
Other assets	(91,532)	(2,295,511)	(6,706,325)	(451,570)	(141,745)
Accounts payable	410,642	(1,051,417)	(1,089,802)	467,446	(164,356)
Accrued expenses and other liabilities	90,512	(200,113)	744,237	(717,231)	734,870

Net cash (used in) provided by operating activities	(9,303,561)	(8,467,537)	(17,169,743)	(1,898,991)	1,627,211

Investing activities
Acquisition of real estate	(22,893,512)	(78,197,599)	(248,842,587)	(56,729,568)	(9,701,892)
Capitalized costs, escrow deposits and improvements	(9,467,440)	(18,001,649)	(26,114,818)	(9,960,406)	(7,043,120)
Proceeds from sale of real estate	5,475,510	—	—	10,579,544	—
Change in restricted cash	(2,371,464)	(788,344)	(1,223,733)	—	—

Net cash used in investing activities	(29,256,906)	(96,987,592)	(276,181,138)	(56,110,430)	(16,745,012)

Financing activities
Contributions	—	100,000	100,000	8,000,000	415,617
Distributions	—	—	—	—	—
Proceeds from (payments on) amounts due to affiliates	4,907,695	(364,201)	(4,018,416)	158,500	1,465,499
Issuance of affiliate notes receivable	(4,005,414)	(15,562,526)	(15,964,000)	—	—
Proceeds from notes payable secured by real estate	71,828,201	60,256,535	252,758,882	62,656,418	13,369,035
Proceeds from notes payable to CalPERS	—	100,000,000	150,000,000	—	—
Payments on notes payable secured by real estate	(42,449,966)	(25,009,000)	(81,024,000)	(12,000,000)	—

Net cash provided by financing activities	30,280,516	119,420,808	301,852,466	58,814,918	15,250,151

Net (decrease) increase in cash	(8,279,951)	13,965,679	8,501,585	805,497	132,350
Cash at beginning of period	9,494,993	993,408	993,408	187,911	55,561

Cash at end of period	$1,215,042	$14,959,087	$9,494,993	$993,408	$187,911

Supplemental disclosure of cash flow information
Interest paid (net of amounts capitalized)	$3,447,807	$3,282,924	$4,794,992	$6,144,160	$2,673,043

Supplemental disclosure of noncash information
Accounts payable, accrued expenses and other liabilities included in real estate held for development	$23,496,426	$4,707,740	$13,496,653	$340,817	$439,608

See accompanying notes.

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(Information pertaining to the six months ended

June 30, 2006 and 2005 is unaudited)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Meruelo Maddux Properties Predecessor (Meruelo Maddux), is not a legal entity but rather a combination of entities and operations whose common control owners are Richard Meruelo, Maria Meruelo and John Charles Maddux as described below. Richard Meruelo owns his controlling interests in the entities through a trust and a limited liability company. John Charles Maddux owns his controlling interests in the entities through a limited liability company. Meruelo Maddux is a full-service real estate operating company that acquires, develops, redevelops, and owns industrial, commercial and residential properties. Meruelo Maddux’s focus is on developing or redeveloping underutilized urban real estate into productive, desirable land uses. Once these properties are developed, management of Meruelo Maddux intends to sell the residential properties and own and operate many of the industrial and commercial properties. All assets of Meruelo Maddux are currently located in Southern California, with the majority of its assets in the greater Los Angeles area.

Meruelo Maddux Properties, Inc. (the Company or MMPI) was organized on July 5, 2006 to acquire substantially all of the interests, assets and liabilities of Meruelo Maddux. Concurrent with the consummation of an initial public offering (the Offering) of the common stock of the Company and a newly formed limited partnership, Meruelo Maddux Properties, L.P. (the Operating Partnership), together with the members of the limited liability companies and the stockholders of the S-corporations will engage in certain formation transactions (the Formation Transactions). The Formation Transactions are designed to (i) continue the operations of Meruelo Maddux, (ii) pay down existing mortgage debt, (iii) payoff the CalPERS mezzanine loan facility, (iv) provide capital for future acquisitions, (v) fund future development costs, and (vi) establish a capital reserve for general corporate purposes.

The operations of the Company will be carried on primarily through the Operating Partnership. The Company will be the sole general partner in the Operating Partnership. Pursuant to contribution agreements among the owners of Meruelo Maddux and the Operating Partnership, the Operating Partnership will receive a contribution of interest in the real estate properties in exchange for common units of limited partnership interest in the Operating Partnership and the assumption of debt and other specified liabilities. The Company and Operating partnership will be fully integrated, self-administered and self-managed.

Meruelo Maddux combines the following limited liability companies and S-corporations with their respective member/ownership interests’ indicated:

Richard Meruelo — 75% and John Charles Maddux — 25%

•	Meruelo Farms, LLC (Center Village)

•	Meruelo Maddux — 845 S. Flower Street, LLC (717 W. 9th Street)

•	Meruelo Maddux Properties — 2951 Lenwood Road, LLC (Barstow Produce Center)

•	Merco Group — 2001-2021 West Mission Boulevard, LLC (Pomona Village Park)

•	Meruelo Maddux Properties — 760 S. Hill Street, LLC (The Union Lofts)

•	Meruelo Maddux Properties — 1009 North Citrus Avenue, Covina, LLC (Citrus Gardens)

•	Merco Group — 146 E. Front Street, LLC (Covina Gardens)

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS (Continued)

•	Meruelo Maddux Properties — 12385 San Fernando Road, LLC (San Fernando Court)

•	Merco Group, LLC (Sky Arc)

•	Meruelo Maddux — 230 W. Avenue 26, LLC (230 W. Ave. 26th)

•	Meruelo Maddux Properties — 1919 Vineburn Street, LLC (1919 Vineburn Avenue)

•	Meruelo Maddux Properties — 306-330 N. Avenue 21, LLC (2131 Humbold Street)

•	Meruelo Maddux — 336 W. 11th Street, LLC (Southpark Towers)

•	Meruelo Maddux — 500 Mateo Street, LLC (500 Mateo Street)

•	Meruelo Maddux — 3rd & Omar Street, LLC (3rd & Omar Street)

•	Meruelo Maddux Properties — 2131 Humboldt Street, LLC (2131 Humboldt Street)

•	Meruelo Maddux — 2415 E. Washington Boulevard, LLC (Crown Commerce Center)

•	Meruelo Maddux — 915-949 S. Hill Street, LLC (Ullman Tower One)

•	Merco Group — Southpark, LLC (Soutpark Towers, TransAmerica Lofts & Olive Street Towers)

•	Meruelo Maddux — 817-825 S. Hill Street, LLC (Ullman Tower Two)

•	Meruelo Maddux — 3000 E. Washington Blvd., LLC (3000 E. Washington Blvd.)

•	Meruelo Maddux Properties — 1800 E. Washington Boulevard, LLC (1800 E. Washington Blvd.)

•	Meruelo Maddux Properties — 1060 N. Vignes, LLC (Vignes Tower)

•	Meruelo Maddux — 1000 E. Cesar Chavez, LLC (1000 E. Cesar Chavez)

•	Merco Group — 2529 Santa Fe Avenue, LLC (Santa Fe Plaza)

•	Meruelo Maddux — 555 Central Avenue, LLC (American Fish)

•	Meruelo Maddux Construction, Inc.

Richard Meruelo — 100%

•	Alameda Produce Market, Inc. (Alameda Square & Seventh Street Produce Market)

•	Santa Fe & Washington Market, Inc. (American Apartments)

•	1828 Oak Street, LLC (1828 Oak Street)

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS (Continued)

•	Santa Fe Commerce Center, Inc. (Crown Commerce Center)

•	Merco Group — 1308 S. Orchard, LLC (Musica Latina Building)

•	905 8th Street, LLC (905 E. 8th Street)

•	Meruelo Chinatown, LLC (Meruelo Chinatown Towers)

•	788 South Alameda, LLC (788 S. Alameda)

•	Meruelo Maddux California Future Fund, LLC

•	Merco Group — 1500 Griffith Avenue, LLC (1500 Griffith Avenue)

•	Merco Group — 2955 Leonis Boulevard, LLC (Leonis Cold Storage)

•	Merco Group — 3185 E. Washington Boulevard, LLC (Washington Cold Storage)

•	Merco Group — Camfield Avenue, LLC (Camfield Retail Center and Gold’s Gym & Storage)

•	Merco Group — 1211 E. Washington Boulevard, LLC (1211 E. Washington Blvd & Washington at Central Retail)

•	Merco Group — 4th Street Center, LLC (4th Street Center)

•	Merco Group — 620 Gladys Avenue, LLC (620 Gladys Avenue)

•	Merco Group — 801 E. 7th Street, LLC (801 E. 7th Street)

•	Merco Group — Ceres Street Produce, LLC (Ceres Street Produce Market)

•	Merco Group — Overland Terminal, LLC (Overland Terminal)

•	Merco Group — 1225 E. Washington Boulevard, LLC

Richard Meruelo — 99% and Maria Meruelo — 1%

•	Wall Street Market, LLC (Wall Street Market)

•	2640 Washington Boulevard, LLC (Washington Produce Market)

•	Meruelo Baldwin Park, LLC (Meruelo Baldwin Park)

•	Meruelo Wall Street, LLC (Meruelo Wall Street)

•	Merco Group — 5707 S. Alameda, LLC (5707 S. Alameda)

•	Merco Group — 425 West 11th Street, LLC (Desmond Building)

•	Merco Group — Little J, LLC (TransAmerica Lofts & Southpark Towers)

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The real estate entities and operations to be included in the Offering for which Meruelo Maddux controls major decisions through majority voting ownership interests are combined in the accompanying combined financial statements and presented at historical cost. All significant intercompany balances and transactions have been eliminated in combination. The estimates and assumptions used in preparation of the combined financial statements are further discussed below in this Note.

Restricted Cash

Restricted cash consists of interest reserves required under the related loan agreements.

Monitoring of Rents and Other Receivables

The Company maintains an allowance for estimated losses that may result from the inability of tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, the Company may recognize bad debt expense in future periods equal to the amount of unpaid rent and deferred rent.

Rental Properties

Rental properties, including land, building improvements and capitalized leasing commissions, are stated at cost, less accumulated depreciation. Depreciation is being provided on a straight-line basis over the estimated useful lives of the assets. Buildings and building improvements are depreciated over 39 years, and tenant improvements over the term of the respective tenant leases. Capitalized lease commissions are amortized over the term of the related leases.

Costs related to the acquisition and improvement of the rental properties are capitalized, while expenses for repairs and maintenance are charged to operations as incurred. Certain expenses such as property taxes, utilities and repair and maintenance costs are chargeable to the tenants as provided in their lease agreements. Such reimbursements are recorded as rental income in the combined statement of operations. Costs related to terminated deal costs are expensed when Meruelo Maddux ceases due diligence and related acquisition efforts.

The acquisition of real estate properties is accounted for in accordance with SFAS No. 141, Business Combinations whereby the value of real estate acquired is allocated between land, buildings and improvements, acquired leasing commissions and tenant coordination costs, and to acquire above- and below-market leases and tenant relationships. The fair value of tangible assets is determined on an “as-if-vacant” basis based upon comparable sales and other relevant information obtained in connection with the acquisition of the property. The estimated fair value of acquired in-place at-market leases are the costs we would have incurred to lease property to the occupancy level of the property at the date of acquisition. Such estimate includes the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to 8-9 months. These allocations have a direct impact on our results of operations as allocations between land, buildings and improvements because, if we were to allocate more value to land, there would be no depreciation with respect to such amount. If we were to allocate more value to the buildings as

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Rental Properties (Continued)

opposed to allocating the value of tenant leases, this amount would be recognized as an expense over a much longer period of time, since the amounts allocated to buildings are depreciated over the estimated lives of the buildings whereas amounts allocated to tenant leases are amortized over the terms of the leases.

Real Estate Held for Development

Real estate held for development, including land costs, building improvements, direct costs of construction, interest and property taxes incurred during development, are stated at cost. Interest and real estate taxes incurred relating to real estate held for development are capitalized when development activities begin, and capitalization ends when the qualifying assets are ready for their intended use or development activities cease.

Real Estate Held for Sale or Disposition

Meruelo Maddux accounts for properties held for disposition or properties that are sold during the period in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An asset is classified as an asset held for disposition when it meets the requirements of SFAS No. 144, which include, among other criteria, the approval of the sale of the asset, the asset has been marketed for sale and the Company expects that the sale will likely occur within the next 12 months. Upon classification of an asset as held for disposition, the net book value of the asset, excluding long-term debt, is included in discontinued operations for all periods presented.

Impairment of Long-Lived Assets

Management assesses whether there has been impairment in the value of its long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the current carrying value exceeds the estimated undiscounted cash flows, an impairment loss is recorded equal to the difference between the asset’s current carrying value and its value based on the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Based on such periodic assessments, no indications of impairment were identified for the years ended December 31, 2005 and 2004.

Deferred Loan Costs

Costs incurred in issuing secured notes payable are capitalized. Deferred loan costs are included in other assets in the combined balance sheets. The deferred loan costs are amortized to interest expense over the life of the related loan. Any unamortized amounts upon early repayment of secured notes payable are written off in the period of repayment.

Revenue Recognition

Revenue is recognized in accordance with Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission, Revenue Recognition (SAB 104), as amended. SAB 104 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

occurred or services rendered; the fee is fixed and determinable; and collectibility is reasonably assured. All leases are classified as operating leases and minimum rents are recognized on lease terms exceeding one year on a straight-line basis over the term of the respective leases. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in accounts receivable in the combined balance sheets. Recoveries from tenants for common area maintenance expenses, real estate property taxes and other recoverable operating expenses are recognized as revenue in the period the associated costs are incurred. In addition, Meruelo Maddux records a capital asset for leasehold improvements constructed by Meruelo Maddux that are reimbursed by tenants, with the offsetting amount recorded to deferred revenue which is included in accrued expenses and other liabilities. The deferred revenue is amortized as additional rental revenue over the life of the related lease.

Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Lease termination fees are recorded when the related leases are canceled and Meruelo Maddux has no continuing obligation to provide services to such former tenants. Lease termination fees are included in rental revenues and were not material for the years ended December 31, 2005, 2004 and 2003.

The Company recognizes gains on sales of real estate pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate. The specific timing of a sale is measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met the Company defers gain recognition and accounts for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Income Taxes

The entities in the combined financial statements consist of limited liability companies and S-Corporations. For federal and state income tax reporting purposes, the members and stockholders report their share of taxable income or loss on their separate tax returns. Accordingly, no provision for income taxes has been reflected in the accompanying combined financial statements other than the 1.5% tax due on taxable income of S-Corporations in the state of California.

Segment Disclosure

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for disclosure about operating segments and related disclosures about products and services, geographic areas and major customers. Meruelo Maddux currently operates in one business segment: the acquisition, development, ownership, and management of commercial real estate. Additionally, the Company operates in one geographic area: California.

The products and services offered include rental of commercial and industrial space to tenants, parking and other tenant services.

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of financial instruments include available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

Cash, restricted cash, accounts receivable, other assets, accounts payable, accrued expenses and other liabilities—carrying amounts approximate fair value because of the short-term maturities of these instruments.

Notes payable—carrying amounts approximate fair value because of the short-term maturities of notes and interest rates are generally based on market rates.

Estimates Used in the Preparation of Financial Statements

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Included as part of management’s estimates and assumptions is Meruelo Maddux’s ability to continue as a going concern which takes into account certain significant conditions and events, including the Meruelo Maddux’s ability to repay or refinance short-term debt, and to obtain appropriate entitlements to proceed with planned development activities. Additionally, management’s plans include estimates and assumptions which may be impacted by changes in economic conditions, including interest rates, construction costs and real estate values. Actual results could significantly differ from those estimates.

3. RENTAL PROPERTIES

Rental properties consist of the following:

	June 30 2006	December 31
		2005	2004
	(Unaudited)
Rental properties
Land	$62,445,822	$58,261,790	$28,524,420
Building and improvements	123,044,489	111,457,624	61,099,674

	185,490,311	169,719,414	89,624,094
Less: Accumulated depreciation	(12,134,419)	(10,851,516)	(8,429,831)

	$173,355,892	$158,867,898	$81,194,263

Rental properties include 14 and four commercial properties located in Southern California as of December 31, 2005 and 2004, respectively.

Depreciation expense on buildings and building improvements was $2,421,685, $1,568,308 and $1,185,806 for the years ended December 31, 2005, 2004 and 2003, respectively.

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. RENTAL PROPERTIES (Continued)

Rental properties include 15 commercial properties located in Southern California as of June 30, 2006 (unaudited).

Depreciation expense on buildings and building improvements was $1,610,568 and $1,038,576 for the six months ended June 30, 2006 and 2005, respectively (unaudited).

4. REAL ESTATE HELD FOR DEVELOPMENT

Real estate held for development consists of the following:

	June 30 2006	December 31
		2005	2004
	(Unaudited)
Real estate held for development
Land	$193,532,041	$185,634,851	$23,779,962
Building and improvements	15,718,537	18,305,003	9,041,706
Construction in process	65,325,745	44,841,078	8,174,027

	$274,576,323	$248,780,932	$40,995,695

As of December 31, 2005 and 2004, construction in process includes costs related to ongoing build-to-suit construction agreements and other acquisition deposits totaling $11,969,482 and $3,013,505, respectively (See Note 10). During the years ended December 31, 2005, 2004 and 2003, Meruelo Maddux incurred interest costs of $30,488,047, $7,603,904, and $3,241,835 of which $14,656,491, $1,416,341, and $591,336, respectively has been capitalized to real estate held for development.

As of June 30, 2006, construction in process includes costs related to ongoing build-to-suit construction agreements and other acquisition deposits totaled $10,517,870 (unaudited) (See Note 10). During the six months ended June 30, 2006 and 2005, Meruelo Maddux incurred interest costs of $29,189,564 and $9,558,383 of which $15,885,670, and $2,325,587, respectively, has been capitalized to real estate held for development (unaudited).

5. OTHER ASSETS

Other assets consist of the following:

	June 30 2006	December 31
		2005	2004
	(Unaudited)
Other assets
Deferred loan costs	$5,271,902	$5,205,959	$1,047,064
Intangible assets – In-place leases	1,208,700	1,208,700	—
Machinery and equipment	1,477,089	1,104,037	581,507
Prepaid expenses	955,175	1,199,012	642,713
Other	308,439	306,292	—

	9,221,305	9,024,000	2,271,284
Accumulated amortization and depreciation	(2,525,356)	(1,708,340)	(1,001,918)

	$6,695,949	$7,315,660	$1,269,366

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	June 30 2006	December 31
		2005	2004
	(Unaudited)
Accrued liabilities
Accrued interest – CalPERS note	$20,596,408	$10,732,901	$—
Accrued interest – mortgage debt	1,997,621	2,077,562	403,431
Tenant security deposits	2,158,165	1,861,055	1,351,353
Property taxes	728,277	409,122	551,894
Other	566,168	674,478	576,090

	$26,046,639	$15,755,118	$2,882,768

7. NOTES PAYABLE SECURED BY REAL ESTATE

Fixed rate mortgage notes and variable rate mortgage notes consisted of the following:

	June 30 2006	December 31
		2005	2004
	(Unaudited)
Fixed rate mortgage notes:
7% Note paid off January 31, 2006	$—	$8,398,447	$—
7% Note due January 24, 2013	3,000,000	—	—
6.88% Note paid off May 15, 2006	—	2,818,000	—
6.09% Note due April 13, 2013	9,927,070	—	—
10% Note paid off June 29, 2006	—	136,997	—
6% Note paid off June 29, 2006	—	715,285	—
8% Note paid off June 29, 2006	—	3,550,000	—
6.25% Note due July 5, 2008	21,310,679	21,497,694	21,000,000
12% Note due January 13, 2007	3,782,350	3,365,000	3,000,000
18% Note paid off March 17, 2006	—	4,360,137	—
7% Note due March 1, 2016	900,000	—	—
6.5% Note due August 24, 2010	7,000,000	7,000,000	—
10% Note paid off November 12, 2005	—	—	—
18% Note due September 30, 2007	16,939,283	15,476,448	—
18.01% Note paid off March 15, 2006	—	2,199,891	2,113,000
8% Note due April 1, 2008	315,740	319,374	—
9% Note due February 25, 2015	725,342	752,781	—
6.75% Note due November 30, 2008	52,362,947	53,000,000	46,683,104
9.159% Note due August 15, 2007	15,747	21,559	35,192
9.261% Note due December 15, 2007	18,722	24,408	37,811
9.5% Note due July 15, 2006	1,971	25,059	67,230
7.48% Note due September 5, 2011	10,520,595	10,582,626	10,697,803
6.95% Note due September 15, 2007	1,950,000	1,950,000	1,950,000
10% Note interest deferred at maturity	1,000,000	—	—
9.77% Note due January 1, 2010	657,333	664,371	677,370

Total Fixed rate mortgage notes:	$130,427,779	$136,858,078	$86,261,511

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. NOTES PAYABLE SECURED BY REAL ESTATE (Continued)

	June 30 2006	December 31
		2005	2004
	(Unaudited)
Variable rate mortgage notes:
9% Note (prime plus 1%) due October 1, 2008	$7,000,000	$7,000,000	$—
9.25% Note (prime plus 1%) due September 20, 2006	9,110,669	—	—
8.50% Note (prime plus .25%) due September 1, 2006	3,279,883	3,174,998	—
8.5% Note (prime plus .25%) due September 15, 2006	4,031,703	3,797,859	—
9% Note (prime plus 1%) due April 1, 2007	14,062,500	14,062,500	—
8.25% Note (prime plus 1%) paid off January 31, 2006	—	8,084,845	—
7.22% Note (prime or LIBOR plus 1%) due March 1, 2008	9,852,065	—	—
9.25% Note (prime plus 1%) due Apr 27, 2006 (extended 7/31/06)	2,000,000	2,000,000	—
8.75% Note (prime plus .50%) due June 29, 2008	756,750	—	—
8.75% Note (prime plus .50%) due November 30, 2007	3,867,000	—	—
9% Note (prime plus 1.5%) due October 1, 2007	19,000,000	12,000,000	12,000,000
8.75% Note (prime plus .50% or LIBOR plus 2.75%) due January 1, 2008	9,946,070	10,000,000	—
8.5% Note (prime plus .25%) due October 10, 2006	1,745,377	1,678,423	—
8.5% Note (prime plus 1%) due September 15, 2006	1,789,505	1,720,194	—
8.75% Note (prime plus .50%) due May 1, 2015	2,870,210	2,883,052	—
8.75% Note (prime plus .50%) due July 1, 2015	1,664,473	1,671,570	—
9.25% Note (prime plus 1%) due November 22, 2006	2,000,000	2,000,000	—
9.25% Note (prime plus 1%) due November 1, 2006	6,679,960	6,400,000	—
8.5% Note (prime plus .25%) due March 16, 2007	611,792	—	—
8.5% Note (prime plus .25% due April 1, 2007	806,292	—	—
8.5% Note (prime plus .25%) due February 15, 2007	907,234	—	—
8.5% Note (prime plus .25%) due September 1, 2006	2,439,685	2,346,097	—
8.5% Note (prime plus .25%) due September 1, 2006	242,948	233,628	—
8.5% Note (prime plus .25%) due October 1, 2006	2,178,022	2,123,111	—
8.5% Note (prime plus .25%) due February 15, 2007	441,748	—	—
9% Note (prime plus 1%) due July 1, 2008	5,500,000	5,500,000	—
8.5% Note (prime plus .25%) due August 15, 2006 (extended 10/31/06)	1,761,535	1,693,308	—
8.5% Note (prime plus .25%) due March 1, 2007	4,998,922	—	—
9.25% Note (prime plus 1%) due December 23, 2006	1,000,000		—
8.5% Note (prime plus .25%) due August 15, 2010	2,625,000	2,625,000	—
8.5% Note (prime plus .25%) due March 1, 2007	875,351	—	—
8.5% Note (prime plus .25%) due February 1, 2007	1,184,568	—	—
8.25% Note (prime or LIBOR plus 2.4%) due November 1, 2007	10,152,107	9,780,637	—
7.85% Note (prime or LIBOR plus 2.75%) due August 1, 2007	25,000,000	24,277,569	—
8.5% Note (prime plus .25%) due March 1, 2007	2,976,490	—	—
8.5% Note (prime plus .25%) due November 1, 2006	6,120,473	5,885,685	—

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. NOTES PAYABLE SECURED BY REAL ESTATE (Continued)

	June 30 2006	December 31
		2005	2004
	(Unaudited)
8.75% Note (prime plus .5%) due September 1, 2006	6,035,969	5,924,993	5,121,889
9.25% Note (prime plus 1%) due April 14, 2007	5,000,000	5,000,000	3,360,000
9.25% Note (prime plus 1%) due December 1, 2008	839,426	850,000	1,065,063
9.75% Note (prime plus 1.5%) due August 1, 2007	693,275	698,858	710,592
10.25% Note (prime plus 2%) due September 10, 2007	862,753	870,895	887,361

Total variable rate mortgage notes:	182,909,754	144,283,221	23,144,904

Grand Total	$313,337,533	$281,141,298	$109,406,416

As of December 31, 2005, principal payments due for mortgage notes are as follows:

2006	$65,717,813
2007	95,528,108
2008	94,575,298
2009	339,444
2010	10,563,556
Thereafter	14,417,079

$281,141,298

At December 31, 2005, the carrying value of the real estate securing the fixed and variable rate mortgages was $387,764,636.

Most of the mortgage notes for properties held for development have a related interest reserve. These reserves generally cover the estimated interest carrying costs during the mortgage term. As interest accrues it is added to the note balance up to the amount of the interest reserve. At December 31, 2005 and 2004, there is approximately $10,831,906 and $761,250, respectively in the interest reserve account.

At June 30, 2006, the carrying value of the real estate securing the fixed and variable rate mortgages was $433,614,663 (unaudited).

Most of the mortgage notes for properties held for development have a related interest reserve. These reserves generally cover the estimated interest carrying costs during the mortgage term. As interest accrues it is added to the note balance up to the amount of the interest reserve. At June 30, 2006 there is approximately $12,227,753 in the interest reserve account (unaudited).

Many of the mortgage notes are coming due within one year. Accordingly, Meruelo Maddux has obtained letters of intent and/or commitments from lenders for the notes coming due within the next six months. For the remaining notes, Meruelo Maddux is actively engaged in extending, refinancing or seeking construction financing. Management believes, based on its relationship with existing lenders and discussion with potential lenders, that it will be able to refinance the existing mortgage notes with comparable terms.

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

8. NOTE PAYABLE TO CalPERS

On February 11, 2005, Meruelo Maddux through Meruelo Maddux California Future Fund, LLC (Future Fund), an affiliate, entered into an agreement with the State of California Public Employees’ Retirement System (CalPERS) and obtained a mezzanine loan facility in the amount of $150,000,000 to acquire and develop Southern California real estate. Meruelo Maddux expanded operations upon the initial funding by CalPERS on February 16, 2005. Under the credit facility, the Future Fund lends funds to affiliated limited liabilities companies and they in turn use these funds to acquire properties.

The interest rate is 18%. The facility requires monthly interest only payments at a 6.5% pay rate. The remaining 11.5% interest is deferred until the maturity date of the loan facility. At December 31, 2005 and 2004, Meruelo Maddux had drawn $150,000,000 and $0 respectively, from the CalPERS facility. The term of the loan is five years (maturing in February 2010), with two options to extend for one year each at the election of Meruelo Maddux.

At December 31, 2005, Meruelo Maddux owed CalPERS $160,299,568 in principal and accrued interest. During 2005, Meruelo Maddux made interest payments to CalPERS of $5,032,986. Meruelo Maddux has pledged as collateral its membership interests in the underlying limited liabilities companies, its stockholder interest in Alameda Produce Market, Inc. and other entities not combined with Meruelo Maddux. The owner has also provided a personal guarantee in support of the CalPERS note payable.

At June 30, 2006, Meruelo Maddux has drawn $150,000,000 from the CalPERS facility (unaudited). The term of the loan remains five years (maturing in February 2010), with two options to extend for one year each at the election of Meruelo Maddux.

At June 30, 2006, Meruelo Maddux owed CalPERS $170,190,158 in principal and accrued interest (unaudited). During the six months ended June 30, 2006 and 2005, Meruelo Maddux made interest payments to CalPERS of $4,929,167 and $1,747,042, respectively (unaudited). Meruelo Maddux has pledged as collateral its membership interests in the underlying limited liabilities companies, its stockholder interest in Alameda Produce Market, Inc. and other entities not combined with Meruelo Maddux. The owner has also provided a personal guarantee in support of the CalPERS note payable.

9. RENTAL INCOME

Rental income consists of fixed minimum rents, contingent rents and reimbursements from tenants of common area maintenance expenses and real estate taxes under noncancelable operating lease agreements.

Minimum future rental receipts, excluding any reimbursement of expenses or contingent rents, due to MMP for the years succeeding December 31, 2005, are as follows:

2006	$10,988,132
2007	7,002,790
2008	5,751,261
2009	1,850,374
2010	1,152,250
Thereafter	—

$26,744,807

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. COMMITMENTS AND CONTINGENCIES

Meruelo Maddux has an ongoing build-to-suit construction agreement with Dynamic Builders that allows it to identify a property for development and Dynamic Builders will acquire the property and construct the improvements according to Meruelo Maddux’s specifications. As of December 31, 2005, Meruelo Maddux’s agreed-upon price contracts at completion with Dynamic Builders totaled approximately $125,724,801 ($113,561,089 at June 30, 2006 unaudited) of which $7,171,352 ($6,025,952 at June 30, 2006 unaudited) had been paid in deposits and included in real estate held for development. Meruelo Maddux intends to close on the remaining contracts when completed which is expected to occur within two years.

As of December 31, 2005, Meruelo Maddux has entered into other purchase contracts or agreements to acquire real estate development properties from third parties with a total contract price of $48,461,985 ($37,731,985 at June 30, 2006 unaudited).

As of December 31, 2005, Meruelo Maddux has also entered into two purchase contracts with the parents of Richard Meruelo to acquire land for $20,000,000 and $16,950,000 in Pomona and Los Angeles, California, respectively (see also Note 11).

The Company’s commitments and contingencies include the usual obligations of real estate owners, operators and developers incurred in the normal course of business. In the opinion of management, the resolution of these matters will have no material impact on the combined financial position or results of combined operations of Meruelo Maddux.

Meruelo Maddux maintains its cash at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management believes that the risk is not significant.

11. RELATED-PARTY TRANSACTIONS

As of December 31, 2005 and 2004, Meruelo Maddux owes affiliates $1,064,502 and $5,082,917 respectively, related to net advances received for operational and development activities. Interest is charged on affiliate borrowings at Prime plus 1.25% (8.5% and 6.5% at December 31, 2005 and 2004, respectively). As of December 31, 2005 and 2004, Meruelo Maddux has capitalized net interest expense charged by affiliates of $333,867 and $0, respectively.

As of December 31, 2005, Meruelo Maddux was owed $19,059,061 ($23,064,475 at June 30, 2006 unaudited) under notes receivable from affiliates. The notes are due from affiliate entities not included in the combined financial statements of Meruelo Maddux because the properties it owns are subject to condemnation proceedings. The proceeds of the notes were sourced from the CalPERs mezzanine loan facility and carry the same interest rate, repayment terms and maturity date (See Note 8). As of December 31, 2005 and June 30, 2006, the notes receivable from affiliates have been included as a reduction of owners’ equity (deficit) in the combined balance sheets.

Meruelo Maddux provides property management, leasing and development services to properties that are owned by a related party namely Homero and Belinda Meruelo, the parents of Richard Meruelo. Management fees generated for the years ended December 31, 2005, 2004 and 2003, totaled $602,200, $142,000 and $138,000, respectively. Such management fees generated for the six months ended June 30, 2006 and 2005, totaled $135,200 and $72,500, respectively (unaudited).

MERUELO MADDUX PROPERTIES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RELATED-PARTY TRANSACTIONS (Continued)

As of June 30, 2006, Meruelo Maddux owes affiliates $4,621,692 (unaudited), related to net advances received for operational and development activities. Interest is charged on affiliate borrowings at Prime plus 1.25% (9.5% at June 30, 2006 unaudited). For the six months ended, June 30, 2006, Meruelo Maddux has not capitalized net interest expense charged by affiliates as such amounts have been for operating properties and other working capital purposes.

Because of the nature and extent of transactions with affiliates as described in Notes 1, 2 and 8, the accompanying combined financial statements may or may not be indicative of the condition that would have existed or the results of operations that would have occurred if Meruelo Maddux had operated without such affiliates.

12. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS No. 154). This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS is now effective for accounting changes and corrections of errors, however, Meruelo Maddux had no such items.

On December 16, 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payments (SFAS No. 123R). SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in financial statements and measured based on the fair value of the equity or liability instruments issued. The adoption of SFAS No. 123R on January 1, 2006 is not expected to have a significant impact on the financial statements in 2006.

13. SUBSEQUENT EVENTS (Unaudited)

During the six months ended June 30, 2006, Meruelo Maddux purchased five properties for $22,893,512 with related mortgage debt of $16,310,500 with rates ranging between 6.09% and 8.25% for terms of one to 10 years. Meruelo Maddux has refinanced various notes including all mortgage notes maturing in the six months after year end December 31, 2005. Additionally, Meruelo Maddux has obtained a three-year construction loan commitment of $28,720,000 for the construction costs associated with The Union Lofts project.

MERUELO MADDUX PROPERTIES

SCHEDULE III

COMBINED REAL ESTATE AND ACCUMULATED DEPRECIATION

	Encumbrances at December 31, 2005	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Carrying Amount at December 31, 2005			Accumulated Depreciation at December 31, 2005	Year Built / Renovated	Year Acquired
Entity		Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total
Meruelo Farms, LLC	$7,000,000	$3,984,462	$5,315,538	$—	$27,803	$3,984,462	$5,343,341	$9,327,803	$114,174	1937	2005
MM—845 S. Flower Street, LLC	8,398,447	16,691,116	308,884	—	1,631,644	16,691,116	1,940,528	18,631,644	—	—	2005
MG—1500 Griffith Avenue, LLC	3,174,998	1,939,483	4,891,517	—	259,927	1,939,483	5,151,444	7,090,927	104,732	1978	2005
MMP—2951 Lenwood Road, LLC	3,797,858	1,351,581	5,398,419	—	1,066,491	1,351,581	6,464,910	7,816,491	—	1974	2005
MG—2955 Leonis Boulevard, LLC	2,818,000	900,000	2,857,562	—	111,496	900,000	2,969,058	3,869,058	—	2005	2005
MG—2001—2021 W Mission Blvd, LLC	14,062,500	5,174,693	13,575,307	—	1,872,224	5,174,693	15,447,531	20,622,224	230,497	1985	2005
MMP—760 S. Hill Street, LLC	8,084,845	3,156,792	8,843,208	—	1,704,238	3,156,792	10,547,446	13,704,238	—	1928	2005
MG—3185 E. Washington Blvd., LLC	—	—	—	—	1,607,823	—	1,607,823	1,607,823	—	2006	2006
Wall Street Market, LLC	—	—	—	—	2,326,611	—	2,326,611	2,326,611	—	—	2006
MG—2640 Washington Blvd., LLC	—	—	2,145	—	1,072,600	—	1,074,745	1,074,745	—	2006	2006
MG—Camfield Avenue, LLC	—	—	—	—	518,741	—	518,741	518,741	—	—	2006
MMP—1009 N Citrus Avenue, LLC	2,000,000	3,712,486	—	—	379,226	3,712,486	379,226	4,091,712	—	—	2005
MG—146 E. Front Street, LLC	852,282	1,476,528	—	—	225,024	1,476,528	225,024	1,701,552	—	1970	2004
MMP—12385 San Fernando Road, LLC	3,550,000	5,005,032	—	—	673,563	5,005,032	673,563	5,678,595	—	—	2005
Merco Group—LLC	22,000,000	22,198,157	7,443,308	—	1,558,830	22,198,157	9,002,138	31,200,295	—	1907	2004
Meruelo Wall Street, LLC	24,862,695	14,048,848	17,951,152	—	136,878	14,048,848	18,088,030	32,136,878	690,559	2000	2004
MG—5707 S. Alameda, LLC	1,678,423	3,319,794	—	—	580,905	3,319,794	580,905	3,900,699	—	1944	2005
MMP—1060 N. Vignes, LLC	1,720,194	3,607,638	—	—	345,605	3,607,638	345,605	3,953,243	—	—	2005
MG—1211 E. Washington Blvd., LLC	4,554,622	2,534,067	4,880,933	—	41,574	2,534,067	4,922,506	7,456,574	53,730	1951	2005
MG—4th Street Center, LLC	2,000,000	3,445,688	53,312	—	499,597	3,445,688	552,909	3,998,597	—	1919	2005
MG—425 West 11th Street, LLC	6,400,000	12,222,508	—	—	916,602	12,222,508	916,602	13,139,110	—	1917	2005
MG—620 Gladys Avenue, LLC	—	1,177,107	1,022,893	—	951,526	1,177,107	1,974,419	3,151,526	—	1986	2005
MG—Ceres Street Produce, LLC	—	1,701,655	—	—	312,827	1,701,655	312,827	2,014,482	—	1977	2005
MMP—1000 E. Cesar Chavez, LLC	2,579,725	4,714,978	—	—	230,384	4,714,978	230,384	4,945,362	—	1960	2005
MM—230 W. Avenue 26, LLC	2,123,111	5,012,904	—	—	122,392	5,012,904	122,392	5,135,296	—	1945	2005
MMP—1919 Vineburn Street, LLC	5,500,000	4,483,274	3,616,726	—	15,388	4,483,274	3,632,114	8,115,388	—	1984	2005
MMP—306—330 N. Avenue 21, LLC	1,693,308	1,250,543	2,049,457	—	11,784	1,250,543	2,061,241	3,311,784	8,809	1946	2005
MM—336 W. 11th Street, LLC	4,360,137	8,432,084	—	—	174,819	8,432,084	174,819	8,606,903	—	—	2005
MM—500 Mateo Street, LLC	—	—	—	—	270,635	—	270,635	270,635	—	1953	2006
MM—3rd & Omar Street, LLC	2,625,000	4,414,746	375,254	—	17,099	4,414,746	392,354	4,807,099	3,339	1958	2005

MERUELO MADDUX PROPERTIES

SCHEDULE III

COMBINED REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Encumbrances at December 31, 2005	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Carrying Amount at December 31, 2005			Accumulated Depreciation at December 31, 2005	Year Built / Renovated	Year Acquired
Entity		Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total
MMP—2131 Humboldt Street, LLC	7,000,000	13,704,693	—	—	370,641	13,704,693	370,641	14,075,334	—	1990	2005
MM—915—949 S. Hill Street, LLC	9,780,637	20,079,744	—	—	810,127	20,079,744	810,127	20,889,871	—	—	2005
MG—Southpark, LLC	39,754,018	36,073,823	—	—	3,627,025	36,073,823	3,627,025	39,700,848	—	—	2005
MG—Little J, LLC	3,272,045	4,613,508	599,092	—	1,122,625	4,613,508	1,721,717	6,335,225	—	1970	2004
MM—817—825 S. Hill Street, LLC	5,885,685	12,870,775	—	—	185,739	12,870,775	185,739	13,056,514	—	—	2005
788 South Alameda, LLC	5,924,993	3,004,898	—	—	5,340,910	3,004,898	5,340,910	8,345,808	—	2006	2003
Meruelo Chinatown, LLC	5,000,000	5,292,788	—	—	1,142,672	5,292,788	1,142,672	6,435,460	—	—	2003
Alameda Produce Market, Inc.	53,071,026	7,500,000	26,375,000	—	13,081,517	7,500,000	39,456,517	46,956,517	7,657,417	1923	1998
Santa Fe Commerce Center, Inc.	10,582,626	2,126,317	7,328,618	—	368,242	2,126,317	7,696,859	9,823,177	1,554,403	1988	2000
Santa Fe & Washington Market, Inc.	2,419,753	1,576,730	3,504,124	—	(811,113)	1,576,730	2,693,011	4,269,742	162,355	1906	1999
905 8th Street, LLC	1,950,000	873,248	1,768,252	—	1,778,042	873,248	3,546,294	4,419,542	75,505	2004	2003
MG—1308 S. Orchard, LLC	664,371	223,954	417,715	—	281,409	223,954	699,124	923,078	195,996	1926	1990
Meruelo Baldwin Park, LLC		—	—	—	980,969	—	980,969	980,969	—	—	2006
MG—801 E. 7th Street, LLC		—	—	—	1,573,403	—	1,573,403	1,573,403	—	1951	2006
MG—Overland Terminal, LLC		—	—	—	2,962,254	—	2,962,254	2,962,254	—	1921	2006
MM—2415 W Washington Blvd, LLC		—	—	—	56,278	—	56,278	56,278	—	1931	2006
MM—3000 E. Washington Blvd., LLC		—	—	—	2,329,114	—	2,329,114	2,329,114	—	—	2006
MMP—1800 E. Washington Blvd., LLC		—	—	—	679,751	—	679,751	679,751	—	1921	2006
MM—555 Central Avenue, LLC	—	—	—	—	—	—	—	—	—	1981	2006
MG—2529 Santa Fe Avenue, LLC	—	—	—	—	—	—	—	—	—	—	2006
1828 Oak Street, LLC	—	—	—	—	481,431	—	481,431	481,431	—	1925	2006
Meruelo Maddux California Future Fund	150,000,000	—	—	—	—	—	—	—	—	—	—

	$431,141,298	$243,896,641	$118,578,416	$—	$56,025,289	$243,896,641	$174,603,705	$418,500,346	$10,851,516

MERUELO MADDUX PROPERTIES

SCHEDULE III

COMBINED REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

The following is a reconciliation of real estate assets and accumulated depreciation:

	Years Ended December 31,
	2005	2004	2003
Real Estate Assets
Balance, beginning of period	$130,619,789	$71,530,309	$54,785,297
Additions – property acquisitions	248,842,587	56,729,568	9,701,892
– improvements*	39,037,970	9,960,405	7,043,120
Deductions – property dispositions		(7,600,493)

Balance, end of period	$418,500,346	$130,619,789	$71,530,309

Accumulated Depreciation
Balance, beginning of period	$8,429,831	$6,861,524	$5,675,718
Additions – depreciations	2,421,685	1,568,307	1,185,806
Deductions – disposals

Balance, end of period	$10,851,516	$8,429,831	$6,861,524

*	Includes non-cash accruals for capital items.

Depreciation of real estate assets reflected in the statements of operations is calculated over the

estimated	original lives of the assets as follows:

Building and improvements	39 years
Tenant improvements	Live of respective lease
Tenant origination costs	Live of respective lease

You should rely only on information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

Until             , 2006 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

[•] Shares

MERUELO MADDUX PROPERTIES, INC.

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by the registrant.

Securities and Exchange Commission registration fee		$53,500
NASD filing fee		50,500
Nasdaq Global Market™ Listing Fees		*
Stock certificate printing and engraving fees		*
Transfer agent and registrar fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Prospectus printing and mailing fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

All expenses, except the Securities and Exchange Commission registration fee and the NASD filing fee, are estimated.

Item 32. Sales to Special Parties.

See the response to Item 33 below.

Item 33. Recent Sales of Unregistered Securities.

Upon the registrant’s formation, each of Messrs. Meruelo and Maddux were issued 100 shares of its common stock for total consideration of $2,400 in cash in a private offering exempt from the registration requirements pursuant to Section 4(2) of the Securities Act in order to provide its initial capitalization.

In connection with the formation transactions, up to [•] shares of the registrant’s common stock, including shares subject to forfeiture and shares that we have a contingent obligation to issue, will be issued to entities controlled by Messrs. Richard Meruelo and John Charles Maddux in exchange for the equity interests in the entities owning the projects to be contributed to the registrant or to be acquired by the registrant through merger. The entities controlled by Messrs. Meruelo and Maddux irrevocably committed to contributing such interests, causing such mergers and receiving such common stock prior to the filing of this Registration Statement and are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of these shares of common stock will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

Upon consummation of the offering, [•] LTIP units with an aggregate value of zero dollars at the time of issuance will be issued to the registrant’s executive officers, pursuant to its 2006 Equity Incentive Plan. See “Management — 2006 Equity Incentive Plan.” The issuance of such LTIP units will be effected in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

Item 34. Indemnification of Directors and Officers.

Under Section 145 of the Delaware General Corporation Law (“Delaware Law”), the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in these capacities, including liabilities under the Securities Act. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in these positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

Section 102(b)(7) of Delaware Law, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

The registrant’s certificate of incorporation and bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of Delaware Law and (ii) require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. The registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies including injunctive or other forms of non-monetary relief will remain available under Delaware Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The registrant has entered, and intends and other key employees intend to enter, into indemnification agreements with each of its current and future directors, and executive officers that require the registrant to indemnify these persons against all expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any a person may be made a party by reason of the fact that a person is or was a director, an executive officer or employee of the registrant or any of its affiliated enterprises, provided that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director or officer of the registrant as to which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

The registrant maintains directors’ and officers’ liability insurance and intends to continue to maintain this insurance in the future.

In addition, the registrant’s directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Meruelo Maddux Properties, L.P., the limited partnership in which the registrant serves as the sole general partner.

Item 35. Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial Statements, Schedules and Exhibits.

(a) Financial Statements.    See page F-1 for an index of the financial statements included in this registration statement.

(b) Exhibits.    The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit No.	Description of Document

1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Meruelo Maddux Properties, Inc.*

3.2	Bylaws of Meruelo Maddux Properties, Inc.*

4	Form of Certificate for Common Stock of Meruelo Maddux Properties, Inc.*

5	Opinion of DLA Piper US LLP*

10.1	Agreement of Limited Partnership of Meruelo Maddux Properties, L.P.*

10.2	2006 Equity Incentive Plan*†

10.3	Form of LTIP Unit Agreement*†

10.4	Form of Restricted Stock Agreement*†

10.5	Form of Employment Agreement with Mr. Meruelo*†

10.6	Form of Employment Agreement with Mr. Maddux*†

10.7	Form of Employment Agreement with Mr. Beckemeyer*†

10.8	Form of Employment Agreement with Mr. Skaggs*†

10.9	Form of Employment Agreement with Mr. McGonagle*†

10.10	Form of Employment Agreement with Mr. Nielsen*†

10.11	Form of Employment Agreement with Mr. Echemendia*†

10.12	Contribution Agreement, dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Meruelo Maddux Properties, L.P., Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group – Roosevelt Building, LLC, and Sunstone Bella Vista, LLC*

10.13	Merger Agreement dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Meruelo Maddux Properties, L.P., Santa Fe & Washington Market, Inc., Santa Fe Commerce Center, Inc., Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group – Roosevelt Building, LLC, and Sunstone Bella Vista, LLC *

10.14	Merger Agreement dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Meruelo Maddux Properties, L.P., Alameda Produce Market, Inc., Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group – Roosevelt Building, LLC, and Sunstone Bella Vista, LLC *

10.15	Form of Indemnification Agreement between Meruelo Maddux Properties, Inc. and its directors and officers*

10.16	Form of Registration Rights Agreement*

21	Subsidiaries of Meruelo Maddux Properties, Inc.*

23.1	Consent of Ernst & Young LLP

23.2	Consent of DLA Piper US LLP (included in Exhibit 5)*

24.1	Powers of Attorney (included on signature page)

99.1	Consent of [•] to be named as a director*

99.2	Consent of [•] to be named as a director*

99.3	Consent of [•] to be named as a director*

99.4	Consent of [•] to be named as a director*

*	To be filed by amendment.
†	Compensatory plan or arrangement.

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on September 19, 2006.

MERUELO MADDUX PROPERTIES, INC.

By:	/S/ RICHARD MERUELO
Name:	Richard Meruelo
Title:	Chairman and Chief Executive Officer

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard Meruelo or John Charles Maddux and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ RICHARD MERUELO Richard Meruelo	Chairman of the Board of Directors and Chief Executive Officer	September 19, 2006

/S/ JOHN CHARLES MADDUX John Charles Maddux	President and Chief Operating Officer and Director	September 19, 2006

/S/ LYNN BECKEMEYER Lynn Beckemeyer	Executive Vice President and Director	September 19, 2006

/S/ FRED SKAGGS Fred Skaggs	Chief Financial Officer (principal financial and accounting officer)	September 19, 2006

EXHIBIT INDEX

Exhibit No.	Description of Document

1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Meruelo Maddux Properties, Inc.*

3.2	Bylaws of Meruelo Maddux Properties, Inc.*

4	Form of Certificate for Common Stock of Meruelo Maddux Properties, Inc.*

5	Opinion of DLA Piper US LLP*

10.1	Agreement of Limited Partnership of Meruelo Maddux Properties, L.P.*

10.2	2006 Equity Incentive Plan*†

10.3	Form of LTIP Unit Agreement*†

10.4	Form of Restricted Stock Agreement*†

10.5	Form of Employment Agreement with Mr. Meruelo*†

10.6	Form of Employment Agreement with Mr. Maddux*†

10.7	Form of Employment Agreement with Mr. Beckemeyer*†

10.8	Form of Employment Agreement with Mr. Skaggs*†

10.9	Form of Employment Agreement with Mr. McGonagle*†

10.10	Form of Employment Agreement with Mr. Nielsen*†

10.11	Form of Employment Agreement with Mr. Echemendia*†

10.12	Contribution Agreement, dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Meruelo Maddux Properties, L.P., Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group – Roosevelt Building, LLC, and Sunstone Bella Vista, LLC*

10.13	Merger Agreement dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Meruelo Maddux Properties, L.P., Santa Fe & Washington Market, Inc., Santa Fe Commerce Center, Inc., Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group – Roosevelt Building, LLC, and Sunstone Bella Vista, LLC *

10.14	Merger Agreement dated September 19, 2006, by and among Meruelo Maddux Properties, Inc., Meruelo Maddux Properties, L.P., Alameda Produce Market, Inc., Richard Meruelo, as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group – Roosevelt Building, LLC, and Sunstone Bella Vista, LLC *

10.15	Form of Indemnification Agreement between Meruelo Maddux Properties, Inc. and its directors and officers*

10.16	Form of Registration Rights Agreement*

21	Subsidiaries of Meruelo Maddux Properties, Inc.*

23.1	Consent of Ernst & Young LLP

23.2	Consent of DLA Piper US LLP (included in Exhibit 5)*

24.1	Powers of Attorney (included on signature page)

99.1	Consent of [•] to be named as a director*

99.2	Consent of [•] to be named as a director*

99.3	Consent of [•] to be named as a director*

99.4	Consent of [•] to be named as a director*

*	To be filed by amendment.
†	Compensatory plan or arrangement.